Form 20-F
period 1996-12-31
TVA SISTEMA DE TELEVISAO S A; TVA COMMUNICATIONS LTD; GALAXY BRASIL S A; TVA SUL PARTICIPACOES S A; COMMERCIAL CABLE TV SAO PAULO LTD; TVA PARANA LTD; TVA ALFA CABO LTD; CCS CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTD; TCC TV A CABO LTD; TVA SUL FOZ DO IGUACU LTD
filed 1997-08-12
CIK 1034031, 1034032, 1034033, 1034034, 1034035, 1034036, 1034037, 1034038, 1034039, 1034040

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ------------------
                                   Form 20-F
                              ------------------

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
     SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                  For the fiscal year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________

                     Commission file number _______________


                               ------------------


                                  Tevecap S.A.
             (Exact name of Registrant as specified in its charter)
TEVECAP INC.                               THE FEDERATIVE REPUBLIC OF BRAZIL
(Translation of Registrant's               (Jurisdiction of incorporation
  name into English)                               or organization)

                               Rua do Rocio, 313
                              Sao Paulo, SP Brazil
                                   04552-904
                          (Telephone: 55-11-821-8550)
         (Address and telephone number of principal executive offices)

                               ------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None
                                    ---------
                                (Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
                                    ---------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

     12-5/8% Senior Notes due 2004 of Tevecap S.A. and guarantees thereof by each of TVA Sistema de Televisao S.A., Galaxy Brasil S.A., TVA Sul Participacoes S.A., Comercial Cabo TV Sao Paulo Ltda., TVA Parana Ltda., TV Alfa Cabo Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TCC TV a Cabo Ltda., TVA Sul Santa Catarina Ltda., and TVA Sul Foz do Iguacu Ltda.

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                            196,712,855 Common Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

      YES   [ X ]       NO [   ]

     Indicate by check mark which financial statements item the registrant has elected to follow:

       ITEM 17  [   ]           ITEM 18   [ X ]


================================================================================

                                TABLE OF CONTENTS

                                     PART I
ITEM 1.   DESCRIPTION OF BUSINESS.............................................1
ITEM 2.   DESCRIPTION OF PROPERTY............................................26
ITEM 3.   LEGAL PROCEEDINGS..................................................26
ITEM 4.   CONTROL OF REGISTRANT..............................................27
ITEM 5.   NATURE OF TRADING MARKET...........................................29
ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
          SECURITY HOLDERS...................................................29
ITEM 7.   TAXATION...........................................................31
ITEM 8.   SELECTED FINANCIAL DATA............................................34
ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS................................37
ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT...........................50
ITEM 11.  COMPENSATION FOR DIRECTORS AND OFFICERS............................51
ITEM 12.  OPTIONS TO PURCHASE SECURITIES.....................................52
ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.....................52

                                     PART II
ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.........................55

                                    PART III
ITEM 15.  DEFAULTS UPON SENIOR SECURITIES....................................55
ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
          REGISTERED SECURITIES..............................................55
ITEM 17.  FINANCIAL STATEMENTS...............................................55
ITEM 18.  FINANCIAL STATEMENTS...............................................55
ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS..................................56
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS ..................................F-1
GLOSSARY ....................................................................A-1

Presentation of Certain Information

     Tevecap S.A. ("Tevecap") and, together with its subsidiaries, "TVA" or the "Company") is a corporation (sociedade anonima) organized under the laws of the Federative Republic of Brazil. The accounts of the Company, which are maintained in Brazilian reais, were prepared in accordance with the accounting principles generally accepted in the United States of America and translated into United States dollars on the basis set forth in Note 2.3 of the consolidated Financial Statements of Tevecap and Subsidiaries (the "Tevecap Financial Statements" and together with the Financial Statements of TVA Sistema de Televisao S.A. and TVA Sul Participacoes S.A., and the Financial Information of TV Alfa Cabo Ltda., TCC TV a Cabo Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TVA Sul Parana Ltda., TVA Sul Foz do Iguacu Ltda. and TVA Sul Santa Catarina Ltda.
included elsewhere in this Annual Report on Form 20-F for the Year ended December 31, 1996 (the "Annual Report"), the "Financial Statements") of the Company. Certain amounts stated herein in U.S. dollars (other than as set forth in the Financial Statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 1996 of R$1.0394 = US$1.000. Such translations should not be construed as a representation that reais could have been converted at such rate on such date or at any other date. See "Item 6: Exchange Controls and Other Limitations Affecting Security Holders." All references in this Annual Report to
(i) "US Dollars," "$" or "US$" are to United States dollars and (ii) "reais," "real" or "R$" are to Brazilian reais. Capitalized terms used in this Annual Report are defined, unless the context otherwise requires, in the Glossary attached hereto. Unless otherwise specified, data regarding population or homes in a licensed area are projections based on 1991 population census figures compiled by the Instituto Brasileiro de Geografia e Estatistica ("IBGE"). There can be no assurance that the number of people or the number of households in a specified area has not increased or decreased by a higher or lower rate than those estimated by the IBGE since the 1991 census. Unless otherwise indicated, references to the number of the Company's subscribers are based on Company data as of December 31, 1996. The term DIRECTV(R) ("DIRECTV") (DIRECTV(R) is a registered trademark of Hughes Electronics Corporation ("Hughes Electronics")) refers to the Ku-Band service provided by Galaxy Brasil in conjunction with Galaxy Latin America. Data concerning total MMDS, Cable, C-Band or Ku-Band subscribers and penetration rates represent estimates made by the Company based on the January 1996 data of Kagan World Media, Inc., IBGE data, the Company's knowledge of the pay television systems of the Company and the Operating
Ventures, and public statements of other Brazilian pay television providers. Although the Company believes such estimates are reasonable, no assurance can be made as to their accuracy.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

     TVA is a leading pay television operator in Brazil and is one of the country's largest pay television programming distributors. In 1989, TVA was the first to provide pay television services in Brazil and, in July 1996, the Company launched DIRECTV, Brazil's first digital Ku-Band service. With approximately 380,000 subscribers, TVA is the only operator in Brazil to offer pay television services utilizing five distribution technologies: MMDS, Cable, digital Ku-Band, digital C-Band and UHF. TVA believes that its ability to strategically deploy alternative technologies provides it with significant competitive advantages, including the ability to rapidly enter new markets, maximize penetration of existing markets and deliver service in the most cost effective manner. Additionally, TVA has interests in HBO Brasil Partners and ESPN Brasil Ltda., two programming joint ventures (the "Programming Ventures"). Through owned, affiliated and independent pay television operators, TVA programming reaches approximately one million pay television households. TVA is a majority owned subsidiary of Abril, S.A. ("Abril"), Latin America's leading magazine publishing, printing and distribution company. TVA's other shareholders are Falcon International Communications (Bermuda) L.P. ("Falcon International"), The Hearst Corporation ("Hearst"), ABC, Inc. ("ABC") and Chase Manhattan International Finance Ltd. ("CMIF").

     The Company conducts its pay television operations through three owned operating systems (the "Owned Systems"): TVA Sistema, TVA Sul and Galaxy Brasil. Through the MMDS and Cable systems of TVA Sistema and TVA Sul, the Company serves six cities with a combined population of approximately 18 million, including three of the seven largest cities in Brazil: Sao Paulo (population of
10.2  million),  Rio  de  Janeiro  (population  of  5.7  million)  and  Curitiba
(population of 1.5 million). The Company also holds minority interests in Canbras TVA and TV Filme (the "Operating Ventures"), which together provide pay television services to an additional seven cities with a total population of 6.5 million. In addition, the Company sells programming to, and receives a per subscriber fee from, unaffiliated pay television operators ("Independent Operators").

     The Company, through Galaxy Brasil, is Brazil's exclusive provider of the premium programming service, DIRECTV, Brazil's first digital direct broadcast satellite Ku-Band service. Galaxy Brasil receives programming, scheduling and related services for DIRECTV from Galaxy Latin America ("GLA"), in which TVA holds a 10.0% equity interest. The other owners of GLA are a unit of Hughes Electronics, a member of the Cisneros Group and a subsidiary of Grupo MVS. Through local operating companies such as Galaxy Brasil, GLA plans to provide DIRECTV service throughout much of Latin America and the Caribbean. The Company, through TVA Sistema, also currently provides Brazil's only digital C-Band television service (together with Galaxy Brasil, the "DBS Systems"). The DBS Systems enable the Company to deliver a greater number of channels than any other television operator in Brazil and provide TVA with access to substantially all of Brazil's 33.9 million TV Homes.

Programming Distribution and Markets

     The following table sets forth information regarding the markets in which TVA operates systems and distributes programming:


                                                                                                              Pay Television
                                                                                               Average Revenue Programming
                            Service Launch                       Class ABC                      per Month per   Channels
                               Date                TV Homes     Households(a)     Subscribers    Subscriber     Offered

Owned Systems
MMDS
TVA Sistema
    Sao Paulo(b) ..........  September 1991       3,978,096       2,732,686         126,797      $39.98            18
    Rio de Janeiro ........  March 1992           2,659,472       1,694,193          79,928       38.61            15
TVA Sul
    Curitiba ..............  March 1992             502,512         364,707          23,595       32.90            15
Cable(c)
TVA Sistema
    Sao Paulo .............  October 1994         3,978,096       2,732,686          21,352       35.66            44
TVA Sul
    Curitiba ..............  January 1995           502,512         364,707          10,377       27.93            44
    Camboriu ..............  June 1996               37,618          22,686           5,209       38.27            31
    Foz do Iguacu .........  June 1996               46,669          28,145           7,157       29.17            34
    Florianopolis .........  September 1996         155,382          93,706           1,916        --              --
                                                                                  ---------
Total MMDS and Cable
  Subscribers .............      --                   --             --             276,331        --              --
                                                                                  ---------
DBS
TVA Sistema/Galaxy
Brasil(d) .................  March 1995          33,900,000      19,568,310          73,180      $32.62           26(e)
Subscribers Awaiting
  Installation ............      --                 --               --              31,124        --              --
                                                                                  ---------
Total Subscribers-Owned
  Systems .................      --                 --               --             380,635        --              --
                                                                                  =========
Households Receiving
  TVA Programming

Owned Systems .............      --                 --               --             380,635        --              --
                                                                                  ---------
Operating Ventures
MMDS
TV Filme, Inc.
    Brasilia ..............  July 1993              412,996         308,677          50,602      $44.49           16
    Goiania ...............  December 1994          319,434         179,542          10,426       43.41           16
    Belem .................  December 1994          221,370         135,020          16,102       46.49           15
Cable
Canbras TVA
    Four cities(f) ........  April 1996             222,358         152,773          8,126                        38
                                                                                  ---------
Total-Operating Ventures ..     --                    --              --             85,256       --              --
                                                                                  =========
Independent Operators
(53 Independent ...........     --                    --              --                          --              --
  Operators) ..............     --                    --              --            564,499       --              --
                                                                                  ---------
 Total .....................     --                    --              --         1,030,390       --              --
                                                                                  =========


--------------------

(a) The number of Class ABC Households is based on information provided by Grupo Midia, IBGE and IBOPE.

(b) The number of MMDS subscribers includes 9,341 UHF subscribers in the Sao Paulo metropolitan area. UHF subscribers are provided two channels of programming, HBO Brasil and ESPN Brasil. The average revenue per month per UHF subscriber, as of December 31, 1996, was approximately $22.96.

(c) The Company's Cable Systems in Sao Paulo, Curitiba, Camboriu, Foz do Iguacu and Florianopolis had approximately 238,450, 53,277, 25,032, 20,404 and 23,031 Homes Passed, respectively, as of December 31, 1996.

(d) This data principally reflects the Company's digital C-Band operations. TVA launched DIRECTV service, on a limited basis, in July 1996. As of December 31, 1996, the DIRECTV service offered 53 channels of video programming at an average per month subscriber fee of $48.20. Since that date the number of channels offered through the DIRECTV service has increased to 60. TV Homes and Class ABC Households information is national information for all of Brazil.

(e)  The number includes nine SAP channels.

(f) The four cities served by Canbras TVA are Santo Andre, Sao Bernardo, Guaruja and Sao Vicente.


Brazilian Pay Television Market

     Brazil is the largest television and video market in Latin America with an estimated 33.9 million TV Homes which, as of December 31, 1995, watched on average more than 4.0 hours of television per day, as compared to an average of
4.5 hours in the United States.  Approximately  6.2 million  television sets and
1.9 million VCR units were sold in Brazil during 1995. The pay television industry in Brazil began in 1989 with the commencement by the Company of UHF service in Sao Paulo. As of December 31, 1996, there were an estimated 1.8 million pay television subscribers, representing approximately 5.3% of Brazilian TV Homes. By comparison, as of December 31, 1995, 51.1% of TV Homes in Argentina, 12.6% of TV Homes in Mexico, 21.7% of TV Homes in the United Kingdom and 69.2% of TV Homes in the United States subscribed to pay television. Management believes that the number of pay television subscribers in Brazil will continue to grow as pay television reaches more households both through the expansion of existing and new MMDS and Cable systems and through development of nationwide DBS systems. The Ministry of Communications estimates that Brazil will have 16.5 million pay television subscribers by 2003.

Competitive Advantages

     Management  believes  that  the  Company  has  the  following   competitive
advantages:

     Superior Quality Programming Lineup. TVA's programming line-up includes exclusive rights to ESPN Brasil in the Company's major markets, with exclusive coverage, as of January 1997, of many of Brazil's most important soccer championships, including the Brasil Cup, the Brazilian Championship and the Sao Paulo and Rio de Janeiro State Championships. The Company exclusively offers CMT Brasil and Bravo Brasil and is also the only pay television provider offering HBO programming in TVA's served markets. Management believes that as the pay television industry grows, programming will become the critical factor driving consumer selection of a pay television provider, and that with TVA's relationships with strong international partners and its exclusive soccer coverage, TVA will continue to offer superior quality programming.

     Strategic Deployment of Alternative Distribution Technologies. The Company is the only pay television operator utilizing five distribution technologies:
MMDS, Cable, Ku-Band, C-Band and UHF. The availability of multiple distribution technologies enables the Company to capitalize on the population and income characteristics, topography and competitive dynamics of each of its targeted markets. The Company has the ability to penetrate new markets quickly and efficiently and to offer tiered programming at low cost with MMDS. The Company is expanding its Cable systems, where warranted by economic and competitive conditions, to build its subscriber base and to prepare for future opportunities in interactive services and telecommunications. Additionally, management believes the Company can rapidly penetrate virtually any market through the continued deployment of its DBS Systems.

     DBS Systems: Nationwide Coverage and Digital Service. Through its DBS Systems, TVA is capable of offering programming to nearly all of Brazil's 33.9 million TV Homes, including those households in markets where Cable or MMDS systems are either not developed or not economically viable. Through its DIRECTV service, TVA is the first provider of Ku-Band pay television services in Brazil and expects to enroll as subscribers a significant share of those who are interested in broader, digital quality programming and pay-per-view services. Through its digital C-Band system, the Company provides 26 channels of programming (including nine SAP channels) and is capable of providing up to 38 channels of programming (including SAP channels). The Company's only significant competitor in C-Band pay television service provides six analog channels of programming in addition to off-air channels. The Company currently targets its C-Band service to the estimated 3.7 million C-Band satellite dish owners in Brazil, most of whom currently receive only the off-air channels.

     Modern Cable Infrastructure. The Company's Cable systems are constructed with, or are being upgraded to, either 750 mhz or 550 mhz bandwidth capacity, the latter of which is readily upgradeable to 750 mhz bandwidth capacity with only moderate investment. This Cable technology will enable the Company to provide data transmission and interactive services, including telecommunications, in the future. Management believes that the Company's major competitors for Cable service use narrower bandwidths over portions of their Cable systems and have installed certain types of Cable in households which currently may prevent them from providing telecommunications or high speed data delivery through these portions of their systems until substantial additional investments have been made for system reconstruction or upgrade.

     Strong Strategic Partners. The Company's strategic equity partners continue to offer valuable expertise. TVA benefits from Abril's extensive experience in the business of subscriptions and distribution and from the collective experience of Falcon International, Hearst and ABC with regard to pay television operations and from access to programming.

Business Strategy

     TVA seeks to be Brazil's largest and most profitable pay television operator and programming distributor and intends to capitalize on the convergence and development of voice, video and telecommunications services. The Company intends to achieve these goals through the following strategies:

     Maximize Penetration in Existing Markets. The Company seeks to increase its penetration of existing markets by: (i) expanding the range of TVA's Cable systems by extending its fiber optic and coaxial cable network and by seeking pre-wiring arrangements with residential housing developers, (ii) improving the signal quality and coverage of TVA's MMDS systems by using signal repeater technology, (iii) maximizing penetration by offering tiered subscription options and developing programming packages to appeal to more households and (iv) expanding its penetration in ABC Class households through its scheduled nationwide rollout of DIRECTV service and the continued development of C-Band service.

     Maximize Customer Retention Through Superior Customer Service. In order to maximize customer retention, the Company aims to provide a consistently high level of customer service. The Company has developed or has acquired the right to use proprietary management information systems which, among other things, provide Company representatives immediate access to customer records and correspondence history. This enables TVA to provide high quality service to its clients while monitoring subscriber payment patterns. The Company's Churn rate, which reflects the ability of the Company to retain subscribers, averaged approximately 1.8% per month during the year ended December 31, 1996. The average monthly Churn rate for MMDS service in 1994 was 1.6%, in 1995 was 1.3%, and in 1996 was 2.4%. The average monthly Churn rate for Cable service in 1994 was less than 1.0%, in 1995 was 1.1%, and in 1996 (the year Cable service was initiated) was 0.8%. The average monthly Churn rate for C-Band service in 1994 was 5.3%, in 1995 was 0.1% and for the year ended December 31, 1996, was 2.0%. DIRECTV service was only initiated in July 1996.

         Enhance TVA's Programming Package. In order to maintain and enhance its position as a provider of superior programming in Brazil, TVA is developing new programming through the Programming Ventures, as well as through Abril and other partners. TVA frequently evaluates the demographics of its subscribers and potential  subscribers  and seeks to provide  programming  most in  demand.  The
Company  also  takes  advantage  of   opportunities
to enter into exclusive distribution agreements for popular television programming in Brazil. Management believes that its DIRECTV service, which includes both basic and premium channels, as well as pay-per-view movies and events from Brazil, other Latin American countries, Europe, Asia and the United States, further enhances TVA's programming offerings and positions the Company to be the provider of the widest selection of popular programming in Brazil.

         Enter New Markets. The Company intends to enter new markets by: (i) acquiring existing MMDS and Cable operations, (ii) applying either independently, or in conjunction with the Operating Ventures, independent pay television providers or other appropriate third parties, for new MMDS and Cable licenses offered by the Brazilian Government, (iii) initiating the nationwide rollout of DIRECTV service and (iv) investing in new operating ventures with other MMDS and Cable operators. The Brazilian Government has announced its intention to auction MMDS licenses in 15 state capitals. Although no date has been set for these auctions, management expects them to occur during the last quarter of 1997. The Company has submitted proposals, either individually or in conjunction with local partners, for all such licenses, as well as for additional licenses throughout Brazil.

         Continue Network Enhancement. The Company is positioning itself to provide high speed data transmission, interactive and other telecommunications services over its systems and to take advantage of possible deregulation and the growing demand for these services in Brazil. The Company is expanding its Cable systems with fiber optic and coaxial cable capable of being upgraded to provide such enhanced services. In addition, the Company continues to explore the development of digital compression of MMDS signals.

         Through the implementation of the Company's strategy, the Company has been able to achieve rapid subscriber growth. The following chart sets forth information regarding (i) the number of subscribers to the Company's Owned Systems at December 31, 1993, 1994, 1995 and 1996, (ii) the number of new installations during the years ended December 31, 1993, 1994, 1995, and 1996, and (iii) the average installation fee for the year ended December 31, 1996.




                                                                                                                         Average
                                               Subscribers at                         New Installations               Installation
                                               End of Period(s)                        During Period                  Fee for the
                                  ---------------------------------------      --------------------------------------  Year Ended
                                                                                                                         Dec. 31,
                                   1993       1994      1995        1996       1993       1994        1995      1996      1996
                                  ------    -------    -------    -------     ------     ------    -------    -------  -----------
MMDS
  Sao Paulo .................     54,183     72,425    121,969    126,797     33,966     34,372     75,332     61,235    $117.99
  Rio de Janeiro ............     20,490     28,234     51,664     79,928     12,961     13,855     31,733     48,928     182.38
  Curitiba ..................      7,801     11,112     15,260     23,595      5,965      5,972     10,513     17,117      79.83
                                  ------    -------    -------    -------     ------     ------    -------    -------    -------
Total MMDS ..................     82,474    111,771    188,893    230,320     52,892     54,199    117,578    127,280       --
                                  ------    -------    -------    -------     ------     ------    -------    -------    -------
CABLE
 Sao Paulo ..................       --        1,007     13,885     21,352       --          482      6,546      6,907    $ 40.39

 Curitiba ...................       --         --        1,244     10,377       --         --          434      3,794      21.57

 Foz do Iguacu ..............       --         --         --        7,157       --         --         --        2,275     150.00

 Camboriu ...................       --         --         --        5,209       --         --         --        1,596     150.00

 Florianopolis ..............       --         --         --        1,916       --         --         --        1,966     150.00
                                  ------    -------    -------    -------     ------     ------    -------    -------    -------


Total Cable .................       --        1,007     15,129     46,011       --          482      6,980     16,538       --
                                  ------    -------    -------    -------     ------     ------    -------    -------    -------
DBS

C-Band/DIRECTV(b) ...........        511      2,075     15,126     73,180        511      1,914     16,873     66,085    $649.98
                                  ------    -------    -------    -------     ------     ------    -------    -------    -------
Total
Subscribers-Owned
  Systems ...................     82,985    114,853    219,148    349,511     53,403     56,595    141,431    209,903       --
                                  ======    =======    =======    =======     ======     ======    =======    =======    =======


--------------------

(a)  Excludes backlog, reconnected and disconnected subscribers.

(b) DIRECTV service was launched, on a limited basis, in July 1996. The full list price for initiation of the service is $877.00.

Ownership

     Tevecap is a majority owned subsidiary of Abril, the leading magazine publishing, printing and distribution company in Latin America. Abril publishes over 266 weekly, bi-weekly and monthly titles. During 1996, the combined monthly paid circulation of Abril and its affiliates averaged 16.6 million copies. TVA benefits from Abril's extensive experience in the business of subscriptions and distribution, advertising synergies, common research resources and financial analysis and support. Certain of Tevecap's other shareholders provide the
Company with access to additional international programming and certain technical and financial expertise. The Company's shareholders have invested, in aggregate, approximately $288.0 million in the Company. Tevecap's current ownership is as follows: Abril, 56.5%; Falcon International, 14.2%; Hearst, 10.0%; ABC, 10.0%; and CMIF, 9.3%. Each of Tevecap's corporate shareholders has agreed, with certain exceptions, to a reorganization of the ownership of Tevecap. As a result of the proposed reorganization a new Brazilian corporation would become an 80% shareholder in Tevecap and Hearst/ABC would remain a 20.0% shareholder in Tevecap. The new structure would not result in any change in the current beneficial equity participation of the Stockholders in Tevecap, and the transactions establishing the new structure and the new structure itself would have to conform to the restrictions of the Indenture. As of the date hereof, the timing of the restructuring is under discussion by the Stockholders. See "Item 4
- Control of Registrant."

Distribution Operating Systems

     TVA and the Operating Ventures distribute programming through five different technologies: MMDS, Cable, Ku-Band, C-Band, and UHF. The availability of multiple distribution technologies enables the Company to exploit the population and income characteristics, topography and competitive dynamics of each of its markets.

     MMDS

     TVA's strategy of rapidly deploying an extensive MMDS network has allowed it to enter new markets quickly and develop broad geographic coverage which the Company may expand utilizing signal repeaters. TVA has developed Brazil's largest MMDS network, and with the Operating Ventures, serves the country's major metropolitan areas. MMDS systems are typically easier to deploy and require relatively little capital investment for construction and maintenance as compared to Cable systems. Programming is transmitted by signals through the air from microwave transmitters to a small receiving antenna located at a subscriber's home or dwelling unit. At the subscriber's location, the microwave signals are converted to frequencies that can pass through a conventional coaxial cable into a decoder located near a television set. In accordance with Brazilian regulations, each MMDS license allows an MMDS operator to provide service to households in a circular area within a radius of up to 50 kilometers, depending on the technical capability of the operator. It is expected that expansion into such newly available territory would require minimal additional capital spending by the Company. However, tall buildings and other tall structures may block reception of an MMDS signal. See "Regulatory Framework." MMDS is being used in other emerging pay television markets such as Venezuela and Hong Kong, and in Mexico, where Cable has a strong incumbent position.

     TVA owns eight MMDS licenses and operates MMDS systems in Sao Paulo, Rio de Janeiro and Curitiba, which have an aggregate population of approximately 17.4 million. TVA serves 230,320 MMDS subscribers in these three cities. During the year ended December 31, 1996, TVA averaged approximately 3,500 net new MMDS subscribers per month. The MMDS systems of TVA offer between 15 to 18 channels of programming. Management intends to increase its channel offerings to 31 soon after the Ministry of Communications grants additional channel rights as allowed under recently passed regulations. See "Regulatory Framework." TV Filme, an Operating Venture, operates MMDS systems in Brasilia, Goiania and Belem and has 77,130 MMDS subscribers. See "Regulatory Framework--MMDS Regulation." During the year ended December 31, 1996, the Operating Ventures averaged approximately 3,500 net new MMDS subscribers per month. In addition, TVA provides UHF service to 9,341 subscribers in the Sao Paulo metropolitan area.

     Cable

     TVA has recently emphasized the strategic deployment of Cable service and currently operates Cable systems in Sao Paulo, Curitiba and three other cities. Cable service involves a broad band network employing radio frequency transmission through coaxial and/or fiber optic cable. Cable systems consist of four major parts: a headend, a distribution network, a subscriber network and a house terminal. The programming is collected from the headend, then processed and fed into the distribution path consisting of trunk and distribution cable, which consists of coaxial and/or fiber optic cables. The signal is then fed into a subscriber network that is either located in an apartment building or a subscriber's home. Most of the Company's systems are constructed with either 750 mhz or 550 mhz bandwidth capacity, the latter of which is readily upgradeable to 750 mhz bandwidth capacity. The Company's four newly acquired systems in Curitiba (2), Camboriu (1) and Foz do Iguacu (1) are being upgraded to 550 mhz bandwidth capacity. The Company's new system in Florianopolis is being constructed to 550 mhz bandwidth capacity. It is expected that this technology will enable the Company to provide interactive services, including telecommunications in the future. In addition, the Company's Cable systems generally use addressable converters, which allow the provision of pay-per-view services and enable TVA to upgrade, downgrade or disconnect a subscriber's service from the headend on short notice.

     TVA, through TVA Sistema and TVA Sul, owns eight Cable licenses and operates Cable systems in Sao Paulo, Curitiba, Camboriu, Florianopolis and Foz do Iguacu, which have an aggregate population of approximately 11.9 million and 46,011 subscribers. As of December 31, 1996, TVA had deployed approximately 1,139 kilometers of its Cable network, including 185 kilometers of fiber optic cable. As part of this build-out plan, the Company constructed a 281 kilometer fiber optic network, including a 57 kilometer fiber optic loop in Sao Paulo and a 28 kilometer fiber optic network in Curitiba, and is upgrading or constructing the three recently acquired Cable systems. As a result of this buildout, as of December 31, 1996, TVA Cable systems passed approximately 300,000 homes in Sao Paulo, approximately 118,000 homes in Curitiba and a total of 494,000 throughout all of the Company's Cable systems. As of December 31, 1996, Canbras TVA, an Operating Venture, had an existing Cable network of approximately 173 kilometers, with approximately 62,000 Homes Passed and approximately 8,126 subscribers. Canbras TVA is constructing Cable networks in ten cities in the greater Sao Paulo area with a combined population of over 2.8 million. By comparison, TVA's largest competitor in Sao Paulo for Cable service had, as of June 30, 1996, a Cable network in Sao Paulo of approximately 1,225 miles
(including approximately 151 miles of fiber optic cable) with 463,900 Homes Passed. TVA and Canbras TVA currently offer between 31 and 44 analog channels of programming (including off-air channels) on their Cable systems, depending on the market, and have the capability of offering up to 78 analog channels. During the year ended December 31, 1996, TVA averaged approximately 2,600 net new Cable subscribers per month, and Canbras TVA, after its first eight months of operation ended December 31, 1996, had 8,126 subscribers.

     DIRECTV

     In July 1996, TVA launched, on a limited basis, Brazil's DIRECTV service, Brazil's first Ku-Band service. A nationwide rollout of DIRECTV was launched in November 1996, at which time TVA initiated a publicity campaign supported by a nationwide network of trained installers. By comparison, DIRECTV, Inc., a unit of Hughes Electronics, started its DIRECTV service in the United States in June 1994 and had, as of December 31, 1996, approximately 2.6 million subscribers for this service.

     Galaxy Brasil receives programming from GLA, including programming which GLA purchases from TVA. Additionally, GLA provides scheduling and related services to Galaxy Brasil for use with DIRECTV. GLA distributes programming to Brazil through the transmission of an encoded signal via the Galaxy III-R satellite utilizing 12 transponders to a subscriber's 60 centimeter dish antenna which can be mounted outside a window or on a rooftop. The signal is then transmitted to an integrated receiver decoder in the subscriber's home. A single antenna may serve a single family dwelling or a multifamily dwelling, such as an apartment building, in which case each apartment needs to be equipped with a decoder. A unit of Hughes Electronics leases the Galaxy III-R satellite and provides the use of the satellite and related services to GLA pursuant to a technical service agreement, the term of which extends until October 31, 2010. GLA, in turn, charges Galaxy Brasil a royalty on a per subscriber basis for the use of the satellite transponders and related services. The orbital location of the Galaxy III-R satellite enables the Company to offer DIRECTV service to substantially all of the TV Homes in Brazil. However, in the less populated northern and western regions of Brazil, reception of DIRECTV programming requires a dish antenna 1.1 meters in diameter and in the western third of Brazil (a sparsely populated area when compared to the southern and eastern regions) reception may require an even larger antenna. In addition, tall buildings and other tall structures may block reception of the DIRECTV programming signal. The Galaxy III-R satellite was launched in December 1995 and has an expected useful life of nine years from the date of launch. Hughes Electronics expects to launch within the next 12 months a second satellite to provide additional transponders for transmission of DIRECTV programming. With DIRECTV service, TVA provided 60 channels of video programming (including 18 pay-per-view channels) and 33 channels of audio programming as of July 1, 1997. The Company expects that the number of video channels will increase to 70 in the last quarter of 1997. In addition, since December 31, 1996 a competitor has entered the Ku-Band market, but offers only 26 channels of programming
(including four pay-per-view channels). TVA owns and has made a substantial investment in a satellite uplink center for the Brazilian DIRECTV service in Tambore in greater Sao Paulo (the "Tambore Facility"). The Tambore Facility is used to uplink programming to the Galaxy III-R satellite.

     At the original full installation price of $990, the purchase of DIRECTV services was affordable only for the affluent Class A households in Brazil.
However, TVA expects to be able to reduce the installation fee having consummated the Galaxy Brasil Leasing Facility and certain financings under the SurFin Credit Facility and upon consummation of additional financings in the future. Management expects these financing arrangements to enable the Company to finance the acquisition and lease of antennae decoder boxes and other equipment, thereby permitting TVA to reduce the initial installation fee and to spread the expenses to subscribers of installing such equipment over time. Management also expects the cost of decoders and associated equipment to decline as new manufacturers enter the market and proposed manufacturing facilities in Brazil open. Accordingly, as the cost of DIRECTV service is reduced, management expects the purchase of DIRECTV service to become more affordable to a broader segment of Class ABC Households including Class ABC Households outside the more affluent urban areas of Brazil. In addition, management expects to offer different tiers of service, charging different installation and subscription prices for each tier of service. Such tiered service will also allow the Company to offer DIRECTV service to a broader segment of Class ABC Households. In any case, management believes DIRECTV service may be profitable for the Company, even if purchase of DIRECTV service remains feasible only for affluent Brazilians. However, no assurances can be given that Galaxy Brasil Leasing Facility and the SurFin Credit Facility will provide the Company with the ability to reduce the installation fees for DIRECTV service to the extent necessary to attract less affluent purchasers, or that DIRECTV service will be attractive to a large segment of Brazilians whether or not affluent.

     C-Band

     TVA has offered C-Band service since 1993, and is the only pay television operator to deliver a digital C-Band signal in Brazil. TVA's C-Band service consists of the transmission of a digital encoded signal via the Brasilsat satellite utilizing four transponders to a satellite antenna 1.1 meters in diameter located at a subscriber's home, where the signal passes through an integrated receiver decoder. A single antenna may serve a single family dwelling or a multifamily dwelling, such as an apartment building, in which case each apartment needs to be equipped with a decoder. The Brasilsat satellite was launched in July 1994 and is owned by Empresa Brasileira de Telecomunicacoes (Brazilian Telecommunications Company, or "Embratel"), the Brazilian Government-owned company authorized to provide satellite telecommunications services utilizing the Sistema Brasileiro de Telecomunicacoes por Satelite (Brazilian Satellite Telecommunications System, or "SBTS"). TVA utilizes the

Brasilsat satellite pursuant to three satellite transponder leases that expire on May 30, 2002, November 20, 2003, and November 24, 2003, respectively. The orbital location of the Brasilsat satellite enables TVA to provide C-Band service throughout Brazil with little or no interference. However, tall buildings and other tall structures may block reception of C-Band programming. The Brasilsat satellite has an expected useful life of approximately 12 to 15 years from the date of launch.

     TVA's C-Band service provides the Company with national coverage via satellite transmission and a large preinstalled market. As of December 31, 1996, there were approximately 4.0 million parabolic C-Band antennae in use in Brazil, most of which receive only off-air channels. This installed base represents the Company's target market for its digital C-Band service and the Company expects to attract these viewers through marketing and promotional initiatives. TVA is able to deliver 38 channels of programming (including nine SAP channels) in addition to the off-air channels and currently delivers 26 channels (including nine SAP channels) as compared to the six channels in addition to the off-air channels offered by its only significant competitor for this service. TVA provides service to 49,858 C-Band subscribers throughout much of Brazil. During the year ended December 31, 1996, TVA averaged approximately 2,900 net new C-Band subscribers per month.

         UHF Service

         TVA's UHF service is the broadcast of an encoded UHF signal over a geographic area. TVA provides UHF service only in Sao Paulo and has 9,341 subscribers for such service. TVA's UHF service provides two channels of programming, HBO Brasil and ESPN Brasil. This service is provided to subscribers who are unable to receive or have chosen not to have access to other pay television services. UHF subscribers pay on average approximately $22.96 per month for this limited service.


Recent Acquisitions and License Applications

         TVA's expansion into new metropolitan areas is limited by the number of MMDS and Cable licenses held by TVA. In order to expand, TVA seeks to purchase existing operations and licenses, form new ventures such as the Operating Ventures to offer pay television in markets for which TVA does not hold a license, find new Independent Operators to purchase TVA programming, and, either individually or along with various partners and affiliated parties, apply for new MMDS and Cable licenses.

         Since January 1996, TVA has purchased four existing Cable systems, two in Curitiba and one in each of two other cities in southern Brazil, and has purchased a license to operate a Cable system in a fourth city. As of the respective dates of their acquisitions, the two systems in Curitiba had a total of 4,515 subscribers, and the systems in the two other cities had a total of 8,298 subscribers. The four acquired systems had in the aggregate, as of December 31, 1996, Cable networks comprising approximately 482 kilometers. The Company is upgrading the operations of the four existing Cable systems and is constructing a cable system in the fourth city.

         In addition, TVA has submitted proposals to the Ministry of Communications for concessions to provide service in numerous locations, including the 15 state capitals, currently being evaluated by the Ministry of Communications for pay television service (none of which currently receive either MMDS or Cable service). No date has been set for the auction of these concessions, in which TVA intends to participate either individually or in conjunction with local partners. See "Regulatory Framework." Management expects the bidding process for new Cable licenses to begin in the last quarter 1997.

     TVA Sistema and TVA Sul

     TVA Sistema and TVA Sul operate the Company's MMDS, Cable and C-Band businesses. TVA holds a 98.0% equity interest in TVA Sistema, and the estate of Matias Machline, a Brazilian national, holds the remaining

2.0% equity interest. The Company holds an 87.0% equity interest in TVA Sul, and Leonardo Petrelli, a Brazilian national, holds the remaining 13.0%. Pursuant to an Association Agreement, dated February 15, 1996 (the "TVA Sul Agreement"), for so long as Mr. Petrelli controls at least 8.0% of the voting capital of TVA Sul, he is allowed to exercise veto power over a number of decisions relating to TVA Sul, including: any merger, split, liquidation or dissolution of TVA Sul; any sale, purchase of or lien on property of over R$50,000 in value; any acquisition or transfer of any debt of over R$50,000 in value; any guaranty or surety given by TVA Sul; approval of budget and business plans; approval of dividends of over 25.0% of net profit; and any modifications to TVA Sul's Estatuto Social (bylaws). Mr. Petrelli has irrevocably waived his veto rights and consented to the execution and delivery by TVA Sul of the Indenture and the Subsidiary Guarantee by TVA Sul and such other documents and agreements as may be required under the Indenture and the Subsidiary Guarantee and the performance by TVA Sul of its rights and obligations under the Indenture, the Subsidiary Guarantee and such other documents and agreements to which TVA Sul may be a party pursuant to the Indenture. The TVA Sul Agreement has a term equal to the longer of 10 years or the duration of the licenses required to operate TVA Sul, and for equal successive periods thereafter.

     GLA and Galaxy Brasil

     Pursuant to a Partnership Agreement, dated February 13, 1995, GLA was formed as a general partnership. As of April 11, 1997, GLA was converted into a Delaware limited liability company. Such conversion did not materially affect the governance of GLA or TVA's ownership interest in GLA. Under a Limited Liability Company Agreement, dated April 11, 1997 (the "GLA Agreement"), GLA is managed by a seven-member Executive Committee to which Hughes Communications GLA ("HCGLA") can appoint four members and each of the other partners, including Tevecap, can appoint one member as long as such partner holds at least an eight percent equity interest in GLA. The GLA Agreement provides for local operating agreements between GLA and local operators throughout South America, Central America, Mexico and the Caribbean which will govern the relationship between GLA and such local operator. The GLA Agreement stipulates that the local operator in Brazil shall be Galaxy Brasil, 100.0% of the equity interest of which is currently owned by Tevecap, but up to 12.5% of which may be purchased by HCGLA and up to 12.5% of which may be purchased by Darlene Investments, a member of the Cisneros Group. Tevecap, in turn, has an option to purchase up to 15.0% of the equity interest of the local operator in Venezuela, all of which is currently owned by Darlene Investments. The current partners in GLA have also agreed to "seek and maintain" equity positions in other local operators. The Company has agreed to make capital contributions under the GLA Agreement of $33.5 million, of which $27.8 million had been contributed as of July 1, 1997. The GLA Agreement places restrictions, including first negotiation, approval and tag-along rights, on the transfer of capital stock or voting securities of each of the current partners in GLA and in certain circumstances their parent entities. In connection with the conversion of GLA into a limited liability company, GLA's uplink facility was transferred to California Broadcast Center, LLC, a Delaware limited liability company formed on April 11, 1997 and owned by two units of Hughes Electronics.

     Pursuant to a Local Operating Agreement (the "Local Operating Agreement") between GLA and Galaxy Brasil, dated March 3, 1995, GLA has agreed to provide to Galaxy Brasil the exclusive right and ability to supply the DIRECTV service in Brazil. In accordance with a formula based on the number of subscribers, Galaxy Brasil is obligated to pay a periodic royalty to GLA. In addition, TVA may not own or engage in any other Ku-Band service and GLA may not own or engage in any other pay television service in Brazil. GLA, upon the occurrence of certain events, has the right to terminate the Local Operating Agreement, or to terminate Galaxy Brasil's exclusive rights to distribute DIRECTV programming. Such events include breach of any material obligation of Galaxy Brasil to GLA and the failure of Galaxy Brasil to meet certain specified performance goals.


The Operating Ventures

     The Operating Ventures also operate MMDS (TV Filme) or Cable (Canbras TVA) systems. TVA holds a 36.0% equity interest in each of Canbras TVA Cabo and TV Cabo Santa Branca (the "Canbras TVA

Companies"). Canbras Communications Corp., a publicly-traded Canadian company ("Canbras"), and Canbras Participacoes Ltda., a Brazilian company ("Canbras-Par") hold the remaining interests in Canbras TVA Cabo and Canbras-Par owns the remaining interest in TV Cabo Santa Branca. Bell Canada International, Inc. ("BCI"), an affiliate of BCE Inc., Canada's largest telecommunications group, holds a $27.0 million convertible debenture that upon conversion, would permit BCI to become, inter alia, a majority shareholder of Canbras-Par. The Canbras Association Agreement provides for each of the Canbras TVA companies to be governed by a management committee of three members, one of which TVA has the right to designate. In addition, TVA agreed to supply to the Canbras TVA companies all programming regularly supplied to the Owned Systems at "most favored prices" and other terms at which programming is provided to the Owned Systems or to third parties in arm's-length transactions. TVA will continue to provide MMDS service, where possible, to customers in the Santo Andre and Sao Bernardo operating area of the Canbras TVA Companies until cable service is available in these areas. Canbras TVA Cabo and TV Cabo Santa Branca will compensate TVA for each subscriber that transfers from TVA's MMDS system to a Canbras TVA Cable system. The Company agreed to grant to Canbras-Par a "right of first refusal" to participate in Cable licenses that the Company may obtain, directly or indirectly, and Canbras-Par granted to the Company a similar "right of first refusal" to participate in Cable licenses acquired by Canbras-Par. The term of the Canbras Association Agreement is for so long as Canbras-Par or its assignee owns shares "in companies which have the objective of engaging in the cable TV business." The Canbras Association Agreement does not specify the terms and conditions on which any co-investments in Cable licenses are to be made, and such terms and conditions will be negotiated in good faith, on a case-by-case basis, in connection with any future cable license investments.

     TVA holds a 14.3% equity interest (not including a 2.4% interest which may be acquired by TVA under an outstanding warrant having a nominal exercise price) in TV Filme. The remaining interests are held by Warburg, Pincus Investors, L.P., which currently holds a 41.2% equity interest; members of the Lins family, Brazilian nationals, who currently hold a 16.2% equity interest; and public shareholders, who currently hold a 28.3% equity interest. On July 29, 1996, TV Filme completed a public offering of 2.5 million shares of its common stock in the United States at an initial price of $10.00 per share. Pursuant to a programming agreement, TVA provides programming to TV Filme, and TV Filme has agreed to use 50.0% of the channel capacity of each of its MMDS systems in Brasilia, Goiania and Belem (the "TV Filme Service Area") to broadcast TVA programming so long as (i) the quality of TVA programming, in the reasonable judgment of TV Filme, remains compatible with the taste and standards of TV Filme's subscribers, (ii) TVA continues to own, directly or indirectly, 10.0% of TV Filme's common stock and (iii) TVA remains a subsidiary of Abril. Within the TV Filme Service Area, TVA may not provide TVA programming to any Cable or other MMDS pay television service provider and TVA may not compete with TV Filme as an MMDS service provider. TV Filme also has a nonexclusive license to TVA programming in 19 cities in which TV Filme has pending license applications, subject to any exclusive license previously granted by TVA to other pay television service providers in such cities and which exclusive license TVA, using its best efforts, is unable to renegotiate to allow TVA to provide for TV Filme to have a nonexclusive license. TVA may not charge TV Filme an amount greater than the minimum rates charged by TVA to other subscription television operators, nor may such charges exceed comparable rates for other programming of a similar nature. The terms of the programming agreement terminate on July 20, 2004. From time to time, in connection with the programming agreement, TV Filme has agreed to enter into additional agreements with the Company regarding specified channels. The agreements typically have two year terms and determine the monthly fees which TV Filme pays for such channels.


Programming

     TVA

     TVA, through its MMDS, Cable and C-Band systems, currently provides a programming package consisting of 15 to 44 television channels. TVA programming emphasizes sports, movies, and news with a secondary emphasis on general entertainment.

     With respect to MMDS and Cable service in TVA's market, TVA is currently the sole provider of ESPN Brasil, HBO Brasil, CMT Brasil, Bravo Brasil, the Superstation, RTPi and Eurochannel. In addition, as of January 1997, TVA has exclusive distribution rights to certain of Brazil's most important soccer championships, including the Brasil Cup, the Brazilian Championship and the Sao Paulo and Rio de Janeiro State Championships. TVA has entered into two Programming Ventures, ESPN do Brasil Ltda. ("ESPN Brasil Ltda.") and HBO Brasil Partners, through which it distributes a large volume of programming which management believes is especially important to its subscribers. ESPN Brasil Ltda. is a joint venture between Tevecap and ESPN Brazil, Inc. (a subsidiary of ESPN, Inc.), each of which holds a 50.0% equity interest. ESPN, Inc. is a joint venture between ABC and Hearst. ESPN, Inc. provides the programming of the US channel ESPN2 to ESPN Brasil Ltda., which packages such programming with Brazilian and other international content and provides such packaged programming to TVA. Pursuant to a Quotaholders Agreement, dated June 26, 1995 (the "ESPN Agreement"), ESPN Brasil has the right to transmit "ESPN2 Service" programming as well as all library programming of ESPN. The Company has the exclusive right to broadcast the programming of ESPN Brasil Ltda. in Sao Paulo, Rio de Janeiro, Curitiba, Brasilia, Belem and Goiania. The Company also acts as the exclusive sales representative of ESPN Brasil programming with respect to sales to other Brazilian pay television providers and receives a commission in connection therewith. The Company is also the sole advertising agent for ESPN Brasil until June 1999 and receives a commission on advertising sales. ESPN Brasil Ltda., in turn, receives on an exclusive basis from the Company all rights to soccer and other sporting events acquired by the Company after February 24, 1995. ESPN Brazil, Inc. has the right to terminate the ESPN Agreement and dissolve ESPN Brasil Ltda. in the event that a Brazilian court issues a non-appealable decision that the Company did not have the right to grant these rights to ESPN Brasil. TVA's mandatory capital contributions to ESPN Brasil Ltda. are subject to a maximum aggregate amount of $5.0 million, whether in the form of loans or subscriptions for additional quotas. The ESPN Agreement is effective until June 17, 2045 and automatically renewable for a 50-year period.

     HBO Brasil Partners is a joint venture between TVA, which as of December 31, 1996, held a 33.3% equity interest, and HBO Ole Partners, a joint venture among Time-Warner, Sony and Ole Communications, Inc., which as of the same date held the remaining 66.7% equity interest. HBO Brasil Partners has exclusive programming contracts with Sony, Time-Warner and certain independent programming distributors. HBO Brasil Partners, through an affiliate, provides the programming for HBO Brasil to TVA. Pursuant to a Partnership Agreement dated April 15, 1994 (the "HBO Agreement"), HBO Brasil Partners is managed by a Partners' Committee comprised of an equal number of agents appointed by TVA and HBO Ole Partners, the other partner. The HBO Agreement provides for the Company to enter into an affiliation agreement with HBO Brasil Partners, pursuant to which the Company pays a monthly fee per subscriber to the partnership. During the first quarter of 1997, TVA's equity interest in HBO Brasil was reduced to 24.0% as a result of the entry of BVI Television Investments, Inc., an affiliate of Disney Enterprises, Inc., as a partner in HBO Brasil Partners.

     In addition to the Programming Ventures, TVA has entered into a number of other programming agreements. Since June 1991, TVA has had a programming agreement with De Santi & Vallone to broadcast SuperStation programming in Brazil, with exclusivity in Sao Paulo, Rio de Janeiro, Curitiba, Brasilia, Belem and Goiania, as well as throughout all of Brazil via C-Band. Through the SuperStation, TVA provides exclusive attractions from the news departments of two major US television networks (CBS and NBC) as well as general interest programming. In December 1996, TVA began transmitting programming from the History Channel on the SuperStation. TVA acquired the rights to transmit the History Channel programming through an agreement with A&E Networks Television. The Bravo Company, a joint venture among NBC and certain other parties, provides international movies and arts programming for the Bravo Brasil channel on an exclusive basis to TVA for distribution in Brazil. TVA customizes Bravo Brasil with the insertion of Brazilian arts and movie programming. Country Music
Television, which is owned by Group W Broadcasting, Inc. and Gaylord Entertainment Company, provides programming for CMT Brasil, which TVA customizes with Brazilian content. Pursuant to a Letter of Understanding, dated January 18, 1996, TVA and Country Music Television ("CMT") agreed to form CMT Brasil as a joint venture entity, in which TVA will hold a 75.0% equity interest and CMT will hold the remaining 25.0% equity interest. The formation of this joint venture is still under discussion by the parties. Eurochannel is a channel assembled exclusively by TVA with programming from the German channel Deutsche Welle, the Spanish channel Radiotelevision Espanola, European movies, and series acquired from the BBC. Additionally, pursuant to existing agreements, TVA is planning, through DIRECTV service, to become the first provider of Cinemax programming in Brazil (expected by September 1997). TVA also plans to transmit CNA, a Brazilian news channel to be produced by Abril with programming from SBT, a Brazilian off-air channel. TVA distributes its programming through its own operations and through sales of programming to the Operating Ventures, Galaxy Latin America, the Independent Operators and, to a lesser extent, to competing pay television providers.

     In addition, TVA offers non-exclusive programming from major international subscription television programming providers, including such channels as ESPN International, CNN, TNT, Fox, and the Discovery Channel.

     TVA currently offers subscribers the following channels, among others:

     HBO Brasil is the dominant first-run pay television movie channel in Brazil. HBO Brasil airs 24 hours a day offering an average of 12 different films per day with limited commercial slots. All films are either subtitled or dubbed into Portuguese. In the case of dubbed versions, viewers can listen to the original soundtrack on an SAP channel. Recently, in some locations, TVA began offering HBO Brasil2, transmitting HBO Brasil films with a six hour time shift.

     ESPN Brasil, offered exclusively by TVA, began transmission on June 17, 1995. TVA negotiated agreements with the major Brazilian soccer confederations, providing TVA, as of the 1997 season, exclusive first choice coverage of soccer games of the Brazilian Soccer Championship, the Sao Paulo State Championship and the Brazil Cup. ESPN Brasil's programming centers around these exclusive soccer games and other exclusive Brazilian and international sports entertainment programs, mixed with programming from ESPN2.

     ESPN International is the second sports channel offered by TVA, for which TVA recently signed a new non-exclusive 50-year contract automatically renewable for another 50-year period. ESPN International offers a number of different sporting events, which include auto racing, National Football League games, professional tennis matches, Major League Baseball games, and National
Basketball Association games. ESPN International also currently provides Portuguese language commentaries exclusively to TVA.

     CNN  International  features  news and  information  programming,  offering
international  news  coverage  concerning  politics,   business,  financial  and
economic developments, 24 hours a day.

     TNT is a movie channel which, pursuant to a non-exclusive agreement with Turner International, Inc., offers the Turner Network Television movie collection, including over 5,000 classic movie titles from MGM. In addition, TNT airs children's programming, documentaries and sporting events. The movies presented by TNT are broadcast in stereo sound and subtitled or dubbed in Portuguese or Spanish. In the case of dubbed versions, viewers can listen to the original soundtrack on a SAP channel.

     Cartoon Network is an animated cartoon channel targeted to children that offers programs such as The Flintstones, The Jetsons, The Smurfs, Yogi Bear and other classic series.

     Discovery Brasil is comprised of programming shown on the US Discovery Channel, based on topics in the areas of nature, science and technology, history, adventure and world cultures.

     The Fox Channel presents movies, as well as programs from the 2,000 titles in Fox's library. Fox also presents American television series, such as L.A. Law, M*A*S*H, and The Simpsons, among many others.

     The SuperStation is a general entertainment channel programmed by De Santi & Vallone for TVA's distribution in Brazil. De Santi & Vallone has entered into exclusive contracts with leading American networks for the transmission of documentary, variety, music and news programming. The SuperStation offers popular programs, such as The Late Show With David Letterman, E! Entertainment programs, NBC and CBS news, as well as a variety of other programs, including programming from the History Channel, interviews, and programs on such topics as food and cooking, travel and fashion.

     Eurochannel is specially assembled and packaged by TVA and offers subscribers European programming. The channel presents programs from the Spanish Radiotelevision Espanola, the German Deutsche Welle, the BBC, the news from the French TF1, as well as a variety of quality European films. News, sports, music and variety shows are also offered.

     MTV Brasil is a 24-hour channel produced by MTV Brasil, a joint venture company owned by Abril and an indirect subsidiary of Viacom International. MTV Brasil is entirely produced in Brazil in Portuguese. MTV Brasil has licensing agreements with the MTV Network, a division of Viacom International, and transmits a combination of music and other video clips, cartoons and local programming.

     MTV Latino presents original programming from MTV Latin America, which includes music and other video clips and cartoons in Spanish.

     CMT Brasil is a country music channel with programming supplied from the US version of Country Music Television channel exclusively to TVA and customized for Brazil with Brazilian country music and local events.

     Sony Entertainment is primarily a situation-comedy channel, consisting of Sony's film library, including Friends, Seinfeld, Mad About You and E.R.

     The Warner Channel is a family entertainment channel, with new and classic cartoons, children's programs and movies.

     Bravo Brasil is an arts and movie channel, following the same concept as the US version of the Bravo channel, showing high quality, cultural events, such as classical music, jazz, opera, ballet and European movies. TVA inserts local programming, such as Brazilian music and movies, as well as shows performed in Brazil by international artists.

     RTPi, Radiotelevisao Portuguesa Internacional, is a Portuguese state-owned general entertainment channel produced and assembled in Portugal, airing music events, talk shows, movies, news, documentaries, exclusive to TVA.

     TVA's complete channel offerings as of July 1, 1997 are as follows:


Channel                               Description
-------                               -----------
HBO Brasil........................... movie channel
HBO Brasil 2......................... HBO Brasil with a six-hour time shift
ESPN Brasil.......................... sports channel
ESPN International................... sports channel
CNN International.................... news channel
TNT.................................. movie channel
Cartoon Network...................... cartoon channel
Discovery Brasil..................... science and documentary channel
Fox Channel.......................... movie channel

Channel                                 Description
-------                                 -----------
SuperStation......................... variety programming channel
Eurochannel.......................... European variety programming channel
MTV Brasil........................... music channel
MTV Latino........................... music channel
RTPi................................. Portugal's state television channel
CMT Brasil........................... music channel
TV5.................................. French variety programming channel
WorldNet............................. American news and variety channel
RTVE................................. Spanish variety channel
Deutsche Welle....................... German variety channel
America 2............................ Argentine variety channel
CV Noticias.......................... Argentine news channel
CV Sports............................ Argentine sports channel
Canal de Noticias NBC................ NBC news channel in Spanish
TeleUno.............................. Spanish variety channel
Sony Entertainment................... situation comedy channel
The Warner Channel................... family entertainment channel
Bravo Brasil......................... arts and movie channel
Globo................................ national off-air channel
SBT.................................. national off-air channel
Gazeta/CNT........................... national off-air channel
Bandeirantes......................... national off-air channel
Record............................... national off-air channel
Manchete............................. national off-air channel
Cultura.............................. national off-air channel
CBI.................................. local off-air channel
Rede Mulher.......................... local off-air channel
Rede Vida............................ local off-air channel
TV Senado............................ local off-air channel
TV Educativa Rio..................... local off-air channel

     The following additional channels are under development and are expected to be offered by TVA to the Brazilian subscription television marketplace.


Channel                                Description
-------                                -----------
Cinemax.............................. movie channel
CNA.................................. news channel
Mundo................................ variety channel
E! Entertainment..................... entertainment news channel

     DIRECTV

     The DIRECTV programming package offered by Galaxy Brasil as of July 1, 1997 consisted of 60 video channels (including 18 pay-per-view channels), certain of which, such as Bravo Brasil, CMT Brasil and Eurochannel, are provided by TVA, and 33 audio channels. The Company expects that the number of video channels will increase to approximately 70 in the last quarter of 1997. Programming includes movies, news, athletic events and other programs available on a pay-per-view basis. The complete DIRECTV service channel offerings, other than pay-per-view, as of July 1, 1997, were as follows:

Channel                                         Description
HBO Brasil........................... movie channel
HBO Brasil 2......................... HBO Brasil with a six-hour time shift
ESPN Brasil.......................... sports channel
ESPN International................... sports channel
Eurochannel.......................... European variety programming channel
CMT Brasil........................... music channel
MTV Brasil........................... music channel
MTV Latino........................... music channel
RTPi................................. Portugal's state television channel
CNN International.................... news channel
TNT.................................. movie channel
Cartoon Network...................... cartoon channel
Discovery Brasil..................... science and documentary channel
Sony Entertainment................... sit-com channel
Bravo Brasil......................... art and movie channel
Deutsche Welle....................... German variety channel
TVE.................................. Spanish variety channel
Tele Uno............................. Spanish variety channel
Warner Channel....................... family entertainment channel
CBS Telenoticias..................... CBS news channel in Spanish
Bloomberg............................ business news channel
Multipremier......................... Mexican movie channel
ZAZ.................................. Mexican children's programming channel
Travel Channel....................... travel programming channel
NHK.................................. Japanese general entertainment channel
BBC.................................. U.K. news channel
TVN.................................. Chilean programming channel
Gazeta/CNT........................... national off-air channel
TV Senado............................ local off-air channel
TV Educativa Rio..................... local off-air channel
TV Cultura........................... local off-air channel
Nickelodeon.......................... children's programming channel
Discovery Kids....................... children's programming channel
Locomotion........................... children's programming channel
BBC World............................ world news channel
TV Chile............................. Chilean programming channel
Playboy TV........................... adult programming channel
AdulTVision.......................... adult programming channel

Operations

     Marketing. The Company periodically conducts marketing surveys to gauge consumer preferences and evaluate new and existing markets. TVA also frequently evaluates the demographics of the subscribers to its programming, seeking to provide programming most in demand. In each market, TVA's marketing staff typically applies one or more of the following programs to attract subscribers:
(i) extensive marketing tied to regional events such as soccer matches, (ii) neighborhood promotional events featuring large screen broadcasts of its channel offerings, (iii) direct mailings, (iv) telemarketing, (v) television, billboard, magazine and newspaper advertisements, (vi) prewiring arrangements with residential housing developers and (vii) other promotional marketing activities, including referral programs and promotional gifts.

     Installation. The installation package delivered to a new subscriber depends upon the type of programming delivery service chosen by the subscriber. The MMDS installation package features a standard rooftop mount linked to an antenna and related equipment, including a decoder, located at the subscriber's location. Cable service requires the installation of a cable line and a decoder at the subscriber's dwelling. Ku-Band satellite service typically involves installation of a 60-centimeter dish antenna, which can be mounted outside a subscriber's window or on the rooftop of a subscriber's building or house, together with a decoder located at the subscriber's dwelling. As with Ku-Band service, C-Band service installation includes the installation of a dish antenna, although of a greater size (1.1 meters in diameter) and a decoder and related equipment at the subscriber's home. DBS installations at single-family homes require an entire installation package, while installations at multiple dwelling units in which drop lines are installed require only a decoder at each subscriber's location and therefore are less costly to the Company. Once a new subscriber has requested service, the amount of time a subscriber waits for the commencement of service depends on several factors, including type of service, whether the subscriber has access to Cable, whether the subscriber is in a single family home or multiple dwelling unit, whether the topography of the surrounding area makes MMDS service viable and whether the subscriber is located in an area of Brazil that can be reached by C-Band or Ku-Band service. TVA provides installation service with its own personnel and through local subcontractors. TVA or such subcontractor attempts to complete installation and begin service within 30 days of a subscription order.

     Uplink  Facilities.  A major  part of the  delivery  of TVA's DBS  service, whether Ku-Band or C-Band, is the collection of programming and the transmission, or uplinking, of such programming to the Galaxy III-R satellite and the Brasilsat satellite, respectively. Upon receipt of programming, the Company processes, compresses, encrypts, multiplexes (combines with other channels) and modulates (prepares for transmission to the satellite at a designated carrier frequency) such programming. The Company uses uplink facilities of Embratel in Sao Paulo to service its existing C-Band service. TVA delivers its programming to the Embratel uplink center via microwave transmission, where it is prepared for transmission to the Brasilsat satellite using equipment provided by TVA. For its DIRECTV service, the Company has built the Tambore Facility, an uplink center, for a total cost of approximately $20 million in Tambore in the State of Sao Paulo consisting of an uplink antenna and ancillary equipment. The Tambore Facility has operated since June 1996 and is used to uplink Brazilian programming to the Galaxy III-R satellite. Through the Galaxy III-R satellite, programming from Galaxy Brasil is mixed with programming from the California Broadcast Center (the "CBC") in Long Beach and with programming provided by members of the Cisneros Group through an uplink facility in Venezuela and by Grupo Frequencia Modulada Television through its uplink facility in Mexico, for delivery to subscribers in Brazil and other countries to which GLA provides DIRECTV service. The Tambore Facility and the uplink facilities in Venezuela, Mexico and the United States are equipped with full emergency power generation equipment and other emergency facilities to enable GLA to avoid signal disruptions. As of April 11, 1997, California Broadcast Center, LLC, a new Delaware limited liability company, was established, the principal asset of which is GLA's satellite uplink facility. The new company is owned by two subsidiaries of Hughes Electronics. In connection with the establishment of the new company, TVA Communications and Tevecap have agreed, pursuant to the Indemnification Agreement, to provide certain indemnities in favor of GLA, Hughes Communications GLA, the newly-established company and its shareholders. To secure its obligations under the Indemnification Agreement, Tevecap has agreed to pledge its equity interest in GLA, as well as any future notes or interest it may hold relating to the uplink facility.

     Programming Facilities. Programming equipment is used to prepare the programming material for transmission via the Company's MMDS, Cable or DBS systems, including compression with respect to Cable and Ku-Band service. The programming equipment inserts commercial or promotional material, if appropriate, monitors the quality of the picture and sound, and delivers the material to the multiplexing system. For programming delivered to TVA as taped material, the programming equipment also compiles the various programming segments, inserting commercial and promotional material.

     Compression System. The Company also uses its programming facilities to digitize the programming signals used in TVA's Cable and Ku-Band service. Digital technology permits the compression and transmission of a digital signal to facilitate multiple channel transmission through a single channel's bandwidth, thereby giving broadcasters the ability to offer significantly more channels than is currently the case with analog systems. Digitized signals are compressed using the MPEG-2 standard. (Moving Pictures Expert Group-2, the international video compression standard).

     Conditional Access System. GLA and News Digital Systems Limited ("NDS"), a wholly-owned subsidiary of News Corporation, are parties to a System Implementation and License Agreement. Under the Local Operating Agreement, GLA provides to Galaxy Brasil the use of the access control system licensed from NDS and the Smart Cards provided by NDS. The Company expects the access control system to adequately protect DIRECTV programming from unauthorized access. With Smart Card technology, it is possible to change the access control system in the event of a security breach allowing TVA to reestablish security. Management believes that the ability to take electronic measures and to replace the Smart Cards will provide an effective means to combat unauthorized programming access.

     Subscriber Service. Management believes that delivering high levels of subscriber service in installation and maintenance enables it to maintain high levels of subscriber satisfaction and to maximize subscriber retention. To this end, TVA attempts to promptly schedule installations, provides a subscriber service hotline in each of the metropolitan areas in which TVA operates, attempts to promptly provide response repair service, and attempts to make follow-up calls to new subscribers shortly after installation to ensure subscriber satisfaction. TVA seeks to instill a subscriber service focus in all its employees through ongoing training and has established an intra-company electronic mail system to provide a forum for employees to exchange ideas concerning ways to increase subscriber satisfaction. TVA also has various employee bonus programs linked to measures of subscriber satisfaction. To enable its employees to provide quicker service, TVA is working to decentralize its subscriber service operations by opening small service offices throughout TVA's served markets.

     Management Information Systems and Billing. Management believes that TVA's proprietary management information systems enable TVA to deliver superior subscriber service, monitor subscriber payment patterns and facilitate the efficient management of each of its operating systems. Management believes that TVA's billing procedures are an integral part of its strategy to maintain high levels of subscriber satisfaction and to maximize subscriber retention. Subscribers select the day of the month on which payment for that month's service is due, and pay their bills at a bank through direct transfers, which is the standard payment method in Brazil. After disconnection and the removal of the delinquent subscribers decoder box, the Company generally offers to reconnect the delinquent subscribers for a fee of approximately $50.00.

Competition

     General

     TVA and the Operating Ventures compete with pay television service providers using Cable, MMDS and DBS transmission technologies. The Company expects to continue to face competition from a number of existing and future sources, including potential competition as a result of new and developing technologies and the easing of regulation in the pay television industry. TVA believes that competition is and will continue to be primarily based upon program offerings, customer satisfaction, quality of the system network and price. Since there is a very limited history of pay television services in Brazil, there can be no assurance that, based on the potential size of the Brazilian pay television industry, the pay television market will be able to sustain a number of competing pay television providers. The Company and the Operating Ventures also compete with national broadcast networks and regional and local broadcast stations. TVA's MMDS and Cable operations and its C-Band satellite service and Ku-Band satellite service may compete for the same subscribers.

     MMDS and Cable Service

     TVA's principal competitors in Cable service are operations owned or controlled by Multicanal Participacoes S.A. ("Multicanal"), Net Brasil S.A. ("Net Brasil"), Globo Cabo S.A. ("Globo Cabo") and RBS Participacoes S.A. ("RBS"). Multicanal and Net Brasil operate Cable systems throughout much of Brazil, including Sao Paulo, Rio de Janeiro, Curitiba and several other large metropolitan areas. Globo Cabo has Cable systems in approximately 18 cities including Brasilia. RBS operates Cable services in 19 cities in Brazil and provides MMDS service in Porto Alegre. Net Brasil also provides MMDS service in Recife, and has a license to provide MMDS service in Curitiba. Globo Comunicacoes e Participacoes Ltda. ("Globo Par") and TV Globo, the owners of Brazil's most popular off-air channels (together, "Globo"), control, or have significant interests, in each of Multicanal, Net Brasil and Globo Cabo. RBS also holds an interest in Multicanal. The systems controlled by Multicanal, Net Brasil, Globo Cabo and RBS offer a similar number of channels of programming at prices comparable to those charged for TVA's MMDS and Cable Service. Each of these systems broadcasts programming purchased from TVA as well as from other services.

     DBS Service

     Management believes its only competitor in DBS service is Net Sat Servicos Ltda. ("Net Sat") in which Globo Par also has a controlling interest and whose other equity holders include News Corporation plc, a subsidiary of The News Corporation Limited and Grupo Televisa, S.A., of Mexico. TVA offers 26 channels of programming with its C-Band service, compared to the six channels offered by Net Sat's C-Band service. However, while monthly charges are comparable and TVA's digital C-Band service offers more channels, often with better picture quality, the analog decoder necessary for Net Sat's C-Band service is significantly less expensive than the digital decoder TVA's subscribers must purchase. With respect to Ku-Band service, Net Sat uses a satellite which provides broader coverage of Brazil. The orbital location of the Galaxy III-R satellite enables GLA to offer DIRECTV service to substantially all of the TV Homes in Brazil. However, in the less populated northern and western regions of Brazil, reception of DIRECTV programming requires a dish antenna up to 1.1 meters in diameter and in the western third of Brazil (a sparsely populated area when compared to the southern and eastern regions) reception may not be practical due to the size of the antenna necessary for reception. TVA's Ku-Band service currently offers 60 channels of programming, including 18 pay-per-view channels, as compared to the 26 channels of programming offered by Net Sat (including four pay-per-view channels).

     Off-Air Broadcast Television

     Broadcasting services are currently available to substantially all of the Brazilian population without payment of a subscription fee by six privately-owned national broadcast television networks and a government-owned national public television network. The six national broadcast television networks and their local affiliates currently provide services to nearly all Brazilian TV Homes without payment of a subscription fee. The national broadcast television networks and local broadcast stations receive a significant portion of their revenues from the sale of television advertising, which revenues are based in part on the audience share and ratings for the networks' programs.
Programming offered by pay television providers, including TVA, directly competes for audience share and ratings with the programming offered by broadcast television networks as well as regional and local television broadcasters. The six national broadcast television networks are Globo, SBT, Bandeirantes, TV Manchete, TV Record and

Gazeta/CNT. The national television networks utilize one or more satellites to retransmit their signals to their local affiliates throughout Brazil.

     Programming Sales

     TVA competes with a variety of Brazilian and international programming providers for sales of its programming to the Operating Ventures and Independent Operators. In addition, TVA competes with other pay television operators to purchase programming from some of these Brazilian and international sources.

Regulatory Framework

     The subscription television industry in Brazil is subject to regulation by the Brazilian Ministry of Communications pursuant to the Brazilian Telecommunications Code of 1962, as amended (the "Telecommunications Code"). The Ministry of Communications grants concessions for MMDS, Cable, DBS, and UHF licenses.

     MMDS Regulations

     General. The Telecommunications Code empowers the Ministry of Communications, among other things, to issue, revoke, modify and renew licenses within the spectrum available to MMDS systems, to approve the assignments and transfer of control of such licenses, to approve the location of channels that comprise MMDS systems, to regulate the kind, configuration and operation of equipment used by MMDS systems, and to impose certain other reporting requirements on channel license holders and MMDS operators. The licensing and operation of MMDS channels are currently governed by Rule No. 002/94 ("Rule 002/94"), adopted by Ministry of Communications Administrative Rule No. 043/94 ("Rule 043/94"). Under Rule 002/94, MMDS is defined as the special service of telecommunication which uses microwaves to transmit codified signals to be received in pre-established points on a contractual basis. On September 9, 1996, the Ministry of Communications issued Ordinance No. 1,085 ("Ordinance 1085"), which revised Rule 002/94 and imposed restrictions on the granting and use of MMDS licenses.

     Licenses. The Ministry of Communications grants licenses and regulates the use of channels by MMDS operators to transmit video programming, entertainment services and other information. A maximum of 31 MMDS channels (constituting a spectrum bandwidth of 186 mhz) may be authorized for use in an MMDS market. While licenses are usually granted for the use of up to 16 channels, depending on technical feasibility and the existence of competition, the Ministry of Communications can grant a license for all 31 channels available in one specific area. If the license is for 16 or more channels, at least two channels must be reserved for educational and cultural programming. If the license involves less than 15 channels, only one channel must be reserved for educational and cultural purposes. If a license is for fewer than 15 channels, there is no obligation to reserve any channel for educational and cultural purposes. In each of the Company's operating or targeted markets, up to 31 MMDS channels are available for MMDS (in addition to any local off-air VHF/UHF channels which are offered).

     Any company in which nationals of Brazil own at least 51.0% of the voting capital is eligible to be granted a license to operate an MMDS service. For purposes of this regulation, "national" means any native Brazilian or a naturalized Brazilian who has held Brazilian citizenship for at least ten years. The license is granted for a renewable period of 15 years. The application for renewal of a license must be filed with the Ministry of Communications during the period from 180 to 120 days before the end of the license term. To renew the license, the license holder must (i) meet applicable legal and regulatory requirements, (ii) have complied with all legal and contractual obligations during the term of such license, (iii) meet certain technical and financial requirements and (iv) provide educational and cultural programming.

     Under the most recently promulgated rules of Ordinance 1085, each license holder and its affiliates may be granted permission to operate MMDS systems in different areas of Brazil, provided that no holder may be granted licenses for (i) more than seven municipalities with a population equal to or exceeding 700,000 inhabitants and (ii) more than 12 municipalities with a population between 300,000 and 700,000 inhabitants. The restrictions only apply to areas in which the MMDS system operator (or an affiliate thereof) faces no competition from other pay television services, excluding services that utilize a satellite to transmit their signal. Ordinance 1085 grants the Ministry of Communications full discretion to alter or eliminate the restrictions. The term affiliate is defined by Ordinance 1085 as "(i) any legal entity that directly or indirectly holds at least 20% of the voting capital of another legal entity or any of two legal entities under common ownership of at least 20% of their respective voting capital, (ii) any of two legal entities that have at least one officer or director in common, (iii) any of two legal entities when, due to a financial relationship between them, one entity is dependent on the other." The Company currently controls four MMDS licenses in cities of more than 700,000 inhabitants (Sao Paulo, Rio de Janeiro, Curitiba and Porto Alegre), but in each such city TVA has at least one competitor. No assurance can be given as to the number of licenses that will be granted, if any. Prices for pay television services may be freely established by the system operator, although the Ministry of Communications may interfere in the event of abusive pricing. The Ministry of Communications may impose penalties including fines, suspension or revocation of the license if the license holder fails to comply with applicable regulations or becomes legally, technically or financially unable to provide MMDS service. The Ministry of Communications also may intervene to the extent operators engage in unfair practices intended to eliminate competition.

     The Ministry of Communications awards licenses to use MMDS channels based upon applications demonstrating that the applicant is qualified to hold the license, that the proposed market is viable and that the operation of the proposed channels will not cause impermissible interference to other permitted channels. After the Ministry of Communications determines that an application has met these requirements, it publishes a notice requesting comments from all parties interested in providing the same services in the same or a near area. Depending on the comments received, the Ministry of Communications may decide to open a public bid for the service in that area, although it has not done so in the past. In the case of a public bid, applicants would be evaluated based on a number of factors including the applicant's proposed schedule for implementing service aspects of the applicant's community relations, such as involvement of local residents as stockholders of the applicant, the applicant's commitment to local programming and the extent to which the applicant provides free programming to local cultural and educational institutions. Once an MMDS license application is granted by the Ministry of Communications, the license holder must finalize construction and begin operations within 12 months, which period may be extended by an additional 12 months.

     In addition to qualifying under the application process described above, a license holder must also demonstrate that its proposed signal does not violate interference standards in the area of another MMDS channel license holder. To this end, existing license holders are given a 30-day period in which to ascertain and comment to the Ministry of Communications whether the new license holder's proposed signal will interfere with existing signals. The area covered by the services is exclusive to a radius of five to 50 kilometers around the transmission site, depending on the technical capability of the operator.

     On November 28, 1995, the President of Brazil enacted Decree No. 1719, which provides that all granting of concessions and licenses for the rendering of commercial telecommunications services in Brazil shall be made through bidding procedures. As of March 31, 1996, the Ministry of Communications had not granted any new licenses for the operation of MMDS systems pursuant to such Decree.

     Other Regulations. MMDS license holders are subject to regulation with respect to the construction, marketing and lighting of transmission towers pursuant to the Brazilian Aviation Code and certain local zoning regulations affecting construction of towers and other facilities. There may also be restrictions imposed by local authorities. The subscription television industry also is subject to the Brazilian Consumer Code. The Consumer Code entitles the purchasers of goods or services to certain rights, including the right to discontinue a service and obtain a refund if the services are deemed to be of low quality or not rendered adequately. For instance, in case of a suspension of the transmission for a given period, the subscriber shall be entitled to a discount on the monthly fees.

Rule No. 002/94 and Ordinance 1085 have certain provisions relating to consumer rights, including a provision for mandatory discounts in the event of interruption of service. The Company as of July 15, 1997, had not been required to repay any amounts or provide any discounts due to interruptions of service. However, the Company does refund prepaid installation service fees when the Company discovers such service is unavailable for whatever reason. Due to the regulated nature of the subscription television industry, the adoption of new, or changes to existing, laws or regulations or the interpretations thereof may impede the Company's growth and may otherwise have a material adverse effect on the Company's results of operations and financial condition.

     Cable Regulation

     General. Cable services in Brazil are licensed and regulated by the Ministry of Communications pursuant to Law No. 8977, enacted by the Brazilian National Congress on January 6, 1995 ("Law 8977"), and Decree No. 1718, enacted by the President of Brazil on November 28, 1995 ("Decree 1718"). Until Law 8977 was enacted in 1995, the Brazilian Cable industry had been governed by two principal regulatory measures since its inception in 1989: Ordinance No. 250, issued by the Ministry of Communications on December 13, 1989 ("Ordinance 250"), and its successor, Ordinance No. 36, issued by the Ministry of Communications on March 21, 1991 ("Ordinance 36"). On September 9, 1996, the Ministry of Communications issued Ordinance 1086 ("Ordinance 1086") regulating the granting and use of Cable Licenses.

     Ordinance 250 regulated the distribution of television signals ("DISTV") by physical means (i.e., by Cable) to end-users. DISTV services generally are limited only to the reception and transmission of signals without any interference by a DISTV operator with the signal content. Under Ordinance 250, 101 authorizations were granted by the Ministry of Communications to local operators to commercially exploit DISTV services. Although Ordinance 250 did not specifically address Cable services, a number of DISTV operators (including the Company's Cable systems) began to offer Cable services based on DISTV authorizations.

     By issuing Ordinance 36 in March 1991, the Ministry of Communications suspended Ordinance 250, although it allowed the DISTV authorizations issued during the preceding 15 months to remain valid. The Ministry of Communications submitted proposed regulations relating to Cable services for public comment at the same time Ordinance 36 was issued. These proposed regulations were never adopted and no further regulatory action was taken until the enactment of Law 8977 in 1995. Currently Law 8977, together with Decree 1718 (which provides the implementing procedures for Law 8977) and Ordinance 1086, constitute the regulatory framework for Cable services in Brazil.

     Licenses. Under Law 8977, a Cable operator must obtain a license from the Ministry of Communications in order to provide Cable services in Brazil. All Cable licenses are nonexclusive licenses to provide Cable services in a service area. Cable licenses are granted by the Ministry of Communications for a period of 15 years and are renewable for equal and successive periods. Renewal of the Cable license by the Ministry of Communications is mandatory if the Cable system operator has (i) complied with the terms of the license grant and applicable governmental regulations and (ii) agrees to meet certain technical and economic requirements relating to the furnishing of adequate service to subscribers, including system modernization standards.

     Ordinance 1086 imposes restrictions on the number of areas that can be served by a Cable television system operator (or an affiliate thereof). Pursuant to Ordinance 1086, a Cable system operator (or an affiliate thereof) may only hold licenses with respect to (i) a maximum of seven areas with a population of 700,000 and above and (ii) a maximum of 12 areas with a population of 300,000 or more and less than 700,000. The restrictions only apply to areas in which the Cable system operator (or an affiliate thereof) faces no competition from other pay television services, excluding services that utilize a satellite to transmit their signal. Ordinance 1086 grants the Ministry of Communications full discretion to alter or eliminate the restrictions. The term affiliate is defined by Ordinance 1086 as "(i) any legal entity that directly or indirectly holds at least 20% of the voting capital of another legal entity or any of two legal entities under common ownership of at least 20% of their respective voting capital, (ii) any of two legal entities that have at least one officer or director in common, (iii) any of two legal entities when, due to a financial relationship between them, one entity is dependent on the other." The Company currently controls four Cable licenses in cities of more than 700,000 inhabitants (Sao Paulo and Curitiba), but in each such city TVA has at least one competitor.

     Generally, only legal entities that are headquartered in Brazil and that have 51.0% of their voting capital by Brazilian-born citizens or persons who have held Brazilian citizenship for more than 10 years are eligible to receive a license to operate Cable systems in Brazil. In the event that no private entity displays an interest in providing Cable services in a particular service area, the Ministry of Communications may grant the local public telecommunications operator a license to provide Cable services.

     Cable operators that presently provide Cable services under a DISTV authorization granted under Ordinance 250 are required under Law 8977 to file applications to have their DISTV authorizations converted into Cable licenses. Ordinance 1086 grants a one year period from the date a DISTV authorization is converted into a cable television license for any Cable system operator to comply with the restrictions. The Company's Cable systems, all of which are operating under DISTV authorizations, have applied for conversion of their DISTV authorizations.

     Cable licenses for service areas not covered by existing authorizations will be granted pursuant to a public bidding process administered by the Ministry of Communications after prior public consultation. All such licenses shall be nonexclusive licenses. In order to submit a bid for a license, a bidder must meet certain financial and legal prerequisites. After such prerequisites are met, a bidder must then submit a detailed bid describing its plan to provide Cable services in the service area. In the qualification phase of the bidding process, the Ministry of Communications assigns a number of points to each bid based on certain weighted criteria, including the degree of ownership of the bidder by residents of the local service area; the channel capacity of the proposed system; the timetable for installing the Cable system; the timetable for offering subscription programming and amount of such programming; the time allocated to local public interest programming; the number of channels allocated to educational and cultural programming; the number of establishments, such as schools, hospitals and community centers, to which basic service programming will be offered free of charge; and the proposed basic subscription rate. After calculating the number of points awarded to each bidder, the Ministry of Communications will then apply a formula based on the population of the service area to select the winning bid from among those bidders that meet certain defined minimum qualifying thresholds. For service areas with a population of 700,000 or more inhabitants, the qualified bidder that submits the highest bid for the license will be selected. For service areas with a population between 300,000 and 700,000 inhabitants, the winning bid is selected based on the highest product obtained by multiplying the number of points awarded in the qualification phase and the amount bid for the license. For service areas with less than 300,000 inhabitants, the winning bid is selected on the basis of the number of points awarded in the qualification phase and the payment of a fixed fee.

     Once a Cable license is granted, the licensee has an 18 month period from the date of the license grant to complete the initial stage of the installation of the Cable system and to commence providing Cable services to subscribers in the service area. The 18 month period is subject to a single 12 month extension for cause at the discretion of the Ministry of Communications.

     Any transfer of a Cable license is subject to the prior approval of the Ministry of Communications. A license generally may not be transferred by a licensee until it has commenced providing Cable services in its service area. Transfers of shares causing a change in the control of a license or the legal entity which controls a license also is subject to the prior approval of the Ministry of Communications. The Ministry of Communications must receive notice of any change in the capital structure of a licensee, including any transfer of shares or increase of capital that do not result in a change of control.

     A license can be revoked, upon the issue of a judicial decision, in the event the licensee lacks technical, financial or legal capacity to continue to operate a Cable system; is under the management of individuals, or under the control of individuals or corporations who, according to Law 8977, do not qualify for such positions; has its license transferred, either directly or by virtue of a change in control, without the prior consent of the Ministry of Communications; does not start to provide Cable services within the time limit specified by Law 8977; or suspends its activities for more than thirty consecutive days without justification, unless previously authorized by the Ministry of Communications.

Cable Related Service Regulation

     General.  Brazilian  telecommunications  services are governed primarily by
(i) Article 21 of the Federal Constitution, as amended by Amendment No. 8 of August 15, 1995 ("Amendment 8"), and (ii) the Telecommunications Code (Law No. 4117 of August 27, 1962, as amended). The Brazilian Government also has issued detailed regulations covering specific areas of telecommunications services, including radio broadcasting, paging, trunking, subscription television, Cable television and cellular telephony. The Ministry of Communications presently is responsible for the regulation of telecommunications services in Brazil. Prior to its amendment in 1995, Article 21 of the Federal Constitution required the Brazilian Government to operate directly, or through concessions granted to companies whose shares are controlled by the Brazilian Government, all telephone, telegraph, data transmission and other public telecommunications services. This constitutional requirement was the basis for the establishment of the state-owned telephone monopoly, Telebras, which holds controlling interests in 27 regional telephone operating companies. With the adoption of Amendment 8,
Article 21 was modified to permit the Brazilian Government to operate telecommunications services either directly or through authorizations, concessions or permissions granted to private entities. In particular, Amendment 8 removed the constitutional requirement that the Brazilian Government must either directly operate or control the shares of companies which operate telecommunications services. Even with the adoption of Amendment 8, the Brazilian Government still retains broad regulatory powers over telecommunications services. Notwithstanding the existence of the Telebras monopoly, private companies have been permitted under Brazilian law to provide a number of telecommunications services other than telephony, including radio broadcasting, paging, trunking, subscription television and cable television services. However, fixed public telephony and cellular telephony were exclusively provided by Telebras through its regional telephone operating companies. While Amendment 8 permits the Brazilian Government to authorize private companies to provide such services, further action on the part of the Brazilian legislature will be required before private entities may actually provide fixed telephony services.

     High-Speed Cable Data Services. Law 8977 and Decree 1718, among other things, authorize cable television operators, such as the Company, in addition to furnishing video and audio signals on their cable networks, to utilize their networks for the transmission of meteorological, banking, financial, cultural, prices and other data. This broad grant of authority by the Ministry of Communications is understood to permit Cable television operators to furnish services such as interactive home banking and high-speed Cable data services to subscribers through their cable television networks.

     Cable Telephony. Under present Brazilian law, only Telebras' regional telephone operating companies are permitted to furnish fixed telephone services in Brazil. Therefore, absent a change in Brazilian law, the Company would not be permitted to furnish cable telephony on its network. There are, however, certain limited regulatory exceptions pursuant to which private entities other than Telebras and the regional telephone operating companies have been permitted to provide limited fixed telephony services in Brazil. Under one particular exception, certain private telephone networks (Centrais Privadas de Comutacao
Telefonica or "CPCT") serving "condominiums" (as such term is defined under Brazilian law) have been permitted to interconnect their private telephone networks to the public telephone network operated by the local telephone operating company. A CPCT is comparable to a private branch exchange (PBX) found in some larger apartment complexes, hotels and businesses in the United States. Under Brazilian law, the term "condominium" refers to residential and nonresidential buildings or building complexes that have entered into a legal association. In practice, a condominium desiring to establish a CPCT will generally contract with a private service provider to install, operate and maintain the CPCT and to secure interconnection with the public telephone network. Ordinance No. 119/90 of the 10 December 1990 ("Ordinance

119"), which was issued by the predecessor to the Ministry of Communications, sets forth requirements for the interconnection of CPCTs with the public telephone network. In general the installation, operation and maintenance of a CPCT does not require any authorization from the Ministry of Communications or Telebras. In order to interconnect with the public telephone network, a CPCT must comply with the requirements set forth in Ordinance 119. Such requirements primarily relate to meeting technical equipment certification and acceptance standards. Assuming that such standards are met, the regional telephone operating company is required under Ordinance 119 to interconnect the CPCT requesting interconnection to the public telephone network. The Company believes that, under current Brazilian law, Cable television operators can utilize their Cable television networks in order to facilitate the installation and operation of a CPCT. Furthermore, under the authority granted by Ordinance 119, CPCTs may be interconnected through Cable television networks to the public telephone network.

     Satellite Service Regulation. On October 1, 1991, the Ministry of Communications enacted Ordinance No. 230 to regulate telecommunications services via satellite in Brazil ("Ordinance 230"). Under Ordinance 230 any company authorized to broadcast television by any means is also authorized to broadcast by satellite transmission. The Company has operated satellite pay-television services since 1993 through a contract signed with Embratel.

     Ordinance No. 281, issued by the Ministry of Communications on November 28, 1995, partially amended Ordinance 230 allowing only companies to which a concession, permission or authorization had been granted previously by the Ministry of Communications to provide telecommunications services via satellite. Companies that were already operating satellite telecommunications services without such authorization were given a period of 60 days to seek such authorization. The Company applied for such authorization within the 60-day period, and on April 23, 1996, the Ministry of Communications issued Ordinance No. 87/96 ("Ordinance 87"), granting TVA the non-exclusive permission to operate a pay television service via satellite. Such authorization is valid for a term of fifteen years, commencing October 26, 1994. Ordinance 87 further provides that TVA has the obligation to (a) render services continuously and efficiently in order to fully satisfy users, (b) in an emergency or disaster, render services to the entities that require services without charge, and (c) meet the technical adequacy requirements which the Ministry of Communications considers essential to guarantee fulfillment of the obligations under the permission granted. In addition, on April 23, 1996, Galaxy Brasil received approval from the Ministry of Communications, pursuant to Ordinance No. 86/96 ("Ordinance 86"), to operate satellite services via the Galaxy III-R satellite, leased by Hughes Electronics. Galaxy Brasil also received approval to operate the corresponding ground transmission station pursuant to Ordinance 86.

     On May 31, 1996, the Ministry of Communications presented Ordinance No. 23 ("Ordinance 23") for a 30-day period of public review and comment. Ordinance 23 is a proposed general rule which would govern the granting of licenses to provide satellite pay television services. Under the proposed rule, licenseholders would be required to be legal entities at least 51.0% of whose voting capital is owned by (a) Brazilian citizens who are either born in Brazil or naturalized for at least ten years or (b) a corporation organized in Brazil and controlled by Brazilian citizens who are either born in Brazil or naturalized for at least ten years. Furthermore, licenses would be granted for a renewable period of ten years, and could be transferred only with prior approval of the Ministry of Communications. If issued as currently drafted, these proposed rules will not have a material impact on the Ku-Band and C-Band operations of TVA.

Employees

     TVA had 1,677 employees as of December 31, 1996. TVA utilizes third-party contract employees in connection with the construction of its broadcast system network and certain other activities. Substantially all of the employees of TVA are represented by unions. TVA believes that it has good employee and labor relations.

ITEM 2. DESCRIPTION OF PROPERTY

     The Company owns most of the assets essential to its operations. The major fixed assets of the Company are coaxial and fiber optic cable, converters for subscribers' homes, electronic transmission, receiving, processing and distribution equipment, microwave equipment and antennae. The Company leases certain distribution facilities from third parties, including space on utility poles, roof rights and land leases for the placement of certain of its hub sights and head ends and space for other portions of its distribution system. The Company leases its offices from third parties, with the exception of certain offices of TVA Sul, located in Curitiba, State of Parana, and the offices and uplink facility for Galaxy Brasil, located in Tambore, Sao Paulo State, all of which are owned by the Company. The Company also owns its data processing facilities and test equipment.

ITEM 3. LEGAL PROCEEDINGS

     The Company is party to certain legal actions arising in the ordinary course of its business which, individually or in the aggregate, are not expected to have a material adverse effect on the combined financial position of the Company. As of December 31, 1996, the Company had reserved approximately $5.0 million as contingent liabilities in connection with certain litigation contingencies, including a number of claims by persons arising in connection with the termination of their employment (approximately $1.8 million) and claims relating to the payment by the Company of certain taxes on imported materials (approximately $2.4 million). See Note 19 to the Tevecap Financial Statements included herein. As a result of an agreement between the Company and governmental authorities regarding an installment payment schedule for one such tax (the Imposto sobre Circulacao de Mercadorias e Servicos, or "ICMS"), the Company reduced its reserve for litigation contingencies to approximately $5.0 million as of December 31, 1996, which amount includes a provision for claims described in the following paragraph.

     The Company's operating companies are currently defending a lawsuit brought by the Escritorio Central de Arrecadacao e Distribuicao (Central Collection and Distribution Office, or "ECAD"), a government-created entity authorized to enforce copyright laws relating to musical works. ECAD filed a lawsuit in 1993 against all pay-television operators in Brazil seeking to collect royalty payments in connection with musical works broadcast by the operators. The suit was filed against TVA in the Tribunal de Justica do Estado de Sao Paulo, the 16 Vara Civil do Estado de Sao Paulo, the Tribunal de Justica do Estado do Parana and the Tribunal de Justica do Estado de Santa Catarina. The suit was filed against TV Filme in the Tribunal de Justica do Estado de Goias, the Tribunal de Justica do Distrito Federal and the Tribunal de Justica do Estado do Para and against Canbras TVA in the Tribunal de Justica do Estado de Sao Paulo. ECAD is seeking a judgment award of 2.55% of all past and present revenues generated by the operators. The Company and all such cable operators are currently in the process of responding to this suit. Although the Company intends to vigorously defend this suit, the loss of such suit may have a material adverse effect on the consolidated financial position of the Company. Based on agreements reached by ECAD with other Brazilian television operators, however, management believes that it can reach a negotiated settlement to this suit whereby the Company would make monthly payments to ECAD in an amount significantly lower than that sought by ECAD. As of December 31, 1996, the Company had reserved approximately $770,000 for claims related to the ECAD suit.

ITEM 4. CONTROL OF REGISTRANT

     Tevecap has one class of capital stock, common shares, authorized and outstanding. As of December 31, 1996, 196,712,855 common shares were outstanding representing authorized social capital of R$366,000,715. The following table sets forth, as of December 31, 1996, information regarding the beneficial ownership of Tevecap's common shares:


                                                                                Number of Common
Shareholder                                                                       Shares Owned            Percentage
-----------                                                                       ------------            ----------
Abril S.A...........................................................              111,075,318                56.47%
Falcon International Communications (Bermuda) L.P.(a)...............               27,930,827                14.20
Hearst/ABC Video Services II(b).....................................               34,714,031                17.65
Cable Participacoes Ltda.(b)........................................                4,628,536                 2.35
Chase Manhattan International Finance Ltd.(c).......................               18,364,122                 9.33
All directors and executive officers as a group.....................                       21             --(d)


--------------------

(a)  A subsidiary of Falcon International Communications L.L.C.

(b) Each of Hearst and ABC indirectly holds a 50.0% equity interest in each of Hearst/ABC Video Services II and Cable Participacoes Ltda.

(c) 11,496,329 and 6,867,793 of the shares beneficially owned by Chase Manhattan International Finance Ltd. ("CMIF") are held of record by two wholly-owned subsidiaries of CMIF (the "Chase Parties"). In December 1995, CMIF sold a portion of the shares beneficially owned by it to Hearst and ABC.

(d)  Less than 1.0%.


     The relations among the Company's equity holders are governed by a Stockholders Agreement (the "Stockholders Agreement"), dated December 6, 1995, among Tevecap, Robert Civita, Abril, the Chase Parties, Falcon International and HABC II and CPL (together with HABC II, "Hearst/ABC Parties" and together with Robert Civita, Abril, the Chase Parties and Falcon International, the "Stockholders"). The following describes certain terms of the Stockholders Agreement, as amended.

     Transfer of Shares. Any Stockholder desiring to transfer shares of capital stock to any third party, including another Stockholder, must first offer such shares to Tevecap and all of the other Stockholders. Tevecap has the right to determine first whether to purchase such shares; if Tevecap elects not to exercise its right to purchase the shares, the other Stockholders may elect to purchase such shares. If Tevecap or the other Stockholders decide to purchase the offered shares, all of such shares must be purchased. If neither Tevecap nor the other Stockholders offer to purchase all of the offered shares, the Stockholder desiring to sell such shares may sell the shares to any person, provided that (i) all of the shares are sold simultaneously within six months after the decision by Tevecap and the Stockholders not to purchase the shares,
(ii) Tevecap has not determined that the person making such purchase is a stockholder of undesirable character, lacks necessary financial capacity or competes with the Company, and (iii) the price for sale to such third party is at least 90.0% of the price offered to the Company and the other Stockholders. The provisions regarding transfers of shares do not apply to transfers to certain affiliates of the Stockholders. In addition, the Stockholders have preference over all other persons or entities to subscribe for new issuances of capital stock by the Company in proportion to their existing ownership of capital stock.

     Event Put Options. Upon the occurrence of certain defined "triggering events" each of the Stockholders, other than Abril, may demand that Tevecap buy all or a portion of the shares of capital stock of Tevecap held by such Stockholder, unless the shares of capital stock held by such Stockholder are publicly registered, listed or traded (collectively referred to as an "Event Put"). The triggering events are: (i) the amount of capital stock held by such Stockholder exceeds the amount allowed under any legal restriction to which such Stockholder may be subject ("Regulatory Put"); (ii) a breach without cure within a designated period by Robert Civita, Abril, any of the respective affiliates of Robert Civita or Abril or Tevecap of any representation, warranty, covenant or duty made or owed pursuant to the Stockholders Agreement, the Stock Purchase Agreement, dated August 25, 1995, among Robert Civita, Abril, the Chase Parties, and certain other parties, or the Stock Purchase Agreement, dated December 6, 1995, among Tevecap, Robert Civita, Abril, HABC Parties, the Chase Parties, Falcon International and certain other parties; (iii) a breach without cure within a designated period by Abril of the Abril Credit Facility; (iv) Robert Civita ceases to directly or indirectly hold without the approval of the Stockholders 31.258% of the capital stock and voting capital stock of Tevecap or he ceases to control the voting capital stock held by his affiliates representing 50% or more of the voting capital stock of Tevecap; (v) the Service Agreement, dated July 22, 1994, as amended, among Tevecap, Televisao Show Time Ltda. ("TV Show Time"), TVA Brasil Radioenlaces Ltda. ("TVA Brasil") and Abril, each of which holds certain licenses covering certain operations of TVA, ceases to be valid or effective or TV Show Time, TVA Brasil or Abril is liquidated or dissolved or files voluntarily, or has filed against it involuntarily, any petition in bankruptcy or (vi) another Stockholder exercises an Event Put, other than a Regulatory Put. The price to be paid in connection with an Event Put is set at fair market value determined by appraisal or by a multiple of Tevecap's most recent quarterly earnings. The Indenture, however, contains restrictions on the ability of Tevecap to purchase shares of its capital stock. See "Description of Notes--Certain Covenants--Limitation on Restricted Payments." Accordingly, the parties to the Stockholders Agreement have agreed to amend the Stockholders Agreement prior to the Offering to provide that if the terms of the Indenture prohibit the Company from purchasing shares that are subject to an Event Put ("Event Put Shares"), in whole or in part, the Company shall not be obligated to purchase such shares to the extent it is so restricted. However, in such event, the Company shall, subject to the terms of the Indenture, have the obligation to issue shares of preferred stock of the Company ("Special Preferred Shares") should the Tevecap Stockholder elect to convert Event Put Shares to Special Preferred Shares. The holders of Special Preferred Shares will be entitled to dividends required by law and a cumulative dividend equal to LIBOR plus a 4.0% margin, provided that if the terms of the Indenture prohibit the payment of dividends on the Special Preferred Shares, the Company shall not be obligated to make such dividend payments to the extent so restricted. However, under the terms of the Special Preferred Shares such unpaid dividends shall cumulate and will be paid in full when permissible under the Indenture or when the Indenture no longer restricts the payment of such dividends. After the payment of all dividends on the Special Preferred Shares, the Company must use any remaining profit or reserve to purchase the largest number of Event Put Shares and Special Preferred Shares, provided that, if the terms of the Indenture prohibit the purchase of such shares, the Company shall not be obligated to make such purchases until permitted by the terms of the Indenture.

     Time Put Options. In addition, pursuant to the Stockholders Agreement, Falcon International may demand that Tevecap buy all or any portion of the shares of capital stock of Tevecap held by Falcon International if such shares are not publicly registered, listed or traded by September 22, 2002 (the "Falcon Time Put"). The price to be paid in connection with the Falcon Time Put is fair market value determined in the same manner as an Event Put. If Tevecap determines that the terms of the Indenture prohibit it from purchasing such shares, Tevecap may, subject to the terms of the Indenture, delay the payment of such purchase price with three annual payments ("Put Annual Payments") or issue promissory notes denominated in US dollars for the amount of such price ("Put Promissory Notes"). The Put Promissory Notes would mature three years after issuance with interest payments due quarterly in arrears. The interest rate on the Put Promissory Notes would be equal to the rate applicable to US Treasury obligations of similar maturity plus a margin to be negotiated, with the parties taking into account the risks associated with the type of obligor, Tevecap's creditworthiness and investments in Brazil. Under the provisions of the Stockholders Agreement, as amended, while the Put Promissory Notes are outstanding, Tevecap may not pay any dividends or make distributions with respect to its capital stock, including the Special Preferred Shares, should they exist. To the extent dividends, distributions or payment sunder the Put Promissory Notes may be made under the Indenture, payments must be made first to satisfy the obligations under the outstanding Put Promissory Notes. If the terms of the Indenture prohibit the Company from making the Put Annual Payments, the Company shall not be required to make such payment, but shall be required to deliver Put Promissory Notes in the principal amount of the affected Put Annual Payments. If the terms of Indenture prohibit the Company from making an interest payment required under any Put Promissory Note, the Company shall not be required to make such payment at such time, provided that any accrued and unpaid interest shall accumulate and interest on such unpaid amount shall compound quarterly and the Company shall make payments of interest as soon as such payment is no longer restricted under the Indenture. Pursuant to the terms of the proposed amendment to the Stockholders Agreement, payment of the principal and interest on the Put Promissory Notes would be subordinated to the prior payment in full of the Notes.

     Registration Rights. At any time after December 6, 1997, the Chase Parties, considered together, the Hearst/ABC Parties or Falcon International may request that the Company effect the registration of any or all of the capital stock held by such Stockholder. However, the Company is not obligated to effect more than one registration requested by a Stockholder in any 12 month period or more than three registrations requested by a Stockholder in total. Also, the capital stock that is the subject of the registration demand must be of a certain minimum amount. In addition, Tevecap must offer each Stockholder other than Abril the opportunity to register capital stock held by such Stockholder, subject to standard reductions in amount such Stockholder may register as recommended by the managing underwriter. Tevecap is obligated to pay all registration expenses other than underwriting discounts and commissions or transfer taxes, and Tevecap is only obligated to pay for the fees and expenses of Tevecap's counsel and accountants.

     Board of Directors and Advisory Board. Tevecap is governed by a board of directors with 11 members. Under the Stockholders Agreement, Abril designates six members, Falcon International designates two members, the Chase Parties together designate one member, and Hearst/ABC Parties designates 2 members. The affirmative vote of members of the board representing the Chase Parties, Falcon International and Hearst/ABC Parties is required for: acquisition of ownership interests in other companies; acquisition or liens on equity in other companies or liens on assets other than in ordinary course and in aggregate less than $500,000; incurrence of indebtedness of less than one year maturity and in an amount greater than $1,000,000; incurrence of indebtedness of greater than one year maturity except trade debt and in an aggregate amount of less than $500,000; loans on advance payments; non-financial guarantees in aggregate totaling more than $100,000; transactions with affiliates; and modifications to Service Agreement. Tevecap must get the approval of Hearst/ABC Parties before entering into contracts in excess of $1,000,000 in value and making any material programming decisions. Tevecap must get the approval of Falcon International before entering into contracts in excess of $1,000,000. Tevecap must get the approval of each of Hearst/ABC Parties, the Chase Parties and Falcon International before any corporate restructuring or any public offering of securities of Tevecap.

     Required Dividend. Tevecap is required by the terms of the Stockholders Agreement to pay annual dividends equal to the net cash flow of Tevecap or 25.0% of the net consolidated profit (as defined by Brazilian law) of Tevecap.
However, Tevecap may delay the payment of such dividends to the extent the payment of such dividends is prohibited by the Indenture, and such dividends will accumulate and be payable to the extent allowed under the Indenture.


ITEM 5. NATURE OF TRADING MARKET

     The Company's outstanding registered securities consist solely of the Company's 125/8% Senior Notes due 2004 that were registered under the Securities Act pursuant to an Exchange Offer which expired on May 23, 1997. There is no formal trading market for such securities.


ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are two legal foreign exchange markets in Brazil: the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad, such as a repurchase by the Company of the Notes. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. The "Commercial Market Rate" is the commercial selling rate for Brazilian currency into US dollars, as reported by the Central Bank. The "Floating Market Rate" generally applies to transactions to which the Commercial Market Rate does not apply. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are reported by the Central Bank on a daily basis.

     Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank, which typically intervened in the Commercial Market, prior to the implementation of the Real Plan, in order to control fluctuations and to regulate disparities between the Commercial Market Rate and the Floating Market Rate. After implementation of the Real Plan, the Central Bank allowed the real to float with minimal intervention. However, as described below, on March 6, 1995, the Central Bank announced its intention to intervene in the foreign exchange markets and has subsequently intervened in the markets and taken other actions affecting such markets.

     On August 1, 1993, the cruzeiro real replaced the cruzeiro as the unit of Brazilian currency, with each cruzeiro real being equal to 1,000 cruzeiros. Beginning in December 1993, the Brazilian Government began implementation of the Real Plan, which was intended to reduce inflation. On July 1, 1994, the real replaced the cruzeiro real as the unit of Brazilian currency, with each real being equal to 2,750 cruzeiros reais and having an exchange rate of R$1.00 to US$1.00. According to Brazilian law, the issuance of reais is controlled by quantitative limits backed by a corresponding amount of US dollars in reserves, but the Brazilian Government subsequently expanded those quantitative limits and allowed the real to float, with parity between the real and the US dollar (R$1.00 to US$1.00) as a ceiling.

     On March 6, 1995, the Central Bank announced that it would intervene in the market and buy or sell US dollars, establishing a band (faixa de flutuacao) in which the exchange rate between the real and the US dollar could fluctuate. The Central Bank initially set the band with a floor of R$0.86 per US$1.00 and a ceiling of R$0.90 per US$1.00 and provided that, from and after May 2, 1995, the band would fluctuate between R$0.86 and R$0.98 per US$1.00. Shortly thereafter, the Central Bank issued a new directive providing that the band would be between R$0.88 and R$0.93 per US$1.00. On June 22, 1995, the Central Bank issued another directive providing that the band would be between R$0.91 and R$0.99 per US$1.00 and subsequently reset the band on January 30, 1996 to between R$0.97 and R$1.06 per US$1.00. Upon resetting the band on January 30, 1996, the Central Bank adjusted the exchange rate within such band on a number of occasions, generally in increments of R$.001, by means of buying and selling US dollars in electronic auctions. On February 18, 1997, the band was reset by the Central Bank to float between R$1.05 and R$1.14 per US$1.00. On April 7, 1997, the Commercial Market Rate was R$1.06 per US$1.00. There can be no assurance that the band will not be altered in the future.

     The following table sets forth the Commercial Market Rate for the periods indicated.


                             Exchange Rates of Brazilian Currency per US$1.00(a)
                             ---------------------------------------------------

Period(b)                      Low             High        Average    Period End
---------                      ---             ----        -------    ----------

1991     ..................  0.000062        0.000389     0.000149    0.000389
1992     ..................  0.000393        0.004505     0.001655    0.004505
1993     ..................  0.004557        0.118584     0.032809    0.118584
1994     ..................  0.120444        0.940000     0.645000    0.846000
1995     ..................  0.834000        0.972600     0.917742    0.972500
1996     ..................  0.972600        1.040700     1.005000    1.039400

(a) The information set forth in this table is based on information published by the Central Bank.

(b) The historical information from 1991 through 1994 represents the nominal Brazilian currency expressed in current reais adjusted for depreciation and currency substitution. The exchange rates have been translated at the rates of exchange at the time the successor currencies took effect.


     Brazilian law provides that, whenever there is, or is a serious risk of, a material imbalance in Brazil's balance of payments, the Brazilian Government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990, as well as on the conversion of the Brazilian currency into foreign currencies.

     The Brazilian Government currently restricts the ability of Brazilian or foreign persons or entities to convert Brazilian currency into US dollars or other currencies other than in connection with certain authorized transactions. The can be no assurance that the Brazilian Government will not in the future impose more restrictive foreign exchange regulations that would have the effect of eliminating or restricting the Company's access to foreign currency that would be required to meet its foreign currency obligations, including payments under the 12-5/8% Senior Notes due 2004 issued by Tevecap in November 1996. The likelihood of the imposition of such restrictions by the Brazilian Government may be affected by, among other factors, the extent of Brazil's foreign currency reserves, the availability of sufficient foreign currency on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy towards the International Monetary Fund and political constraints to which Brazil may be subject.


ITEM 7. TAXATION

Brazil

     The following is a summary of the material Brazilian income tax consequences to Tevecap in connection with the sale and repayment of Tevecap's 12 5/8% Senior Notes due 2004 (the "Notes") including any interest thereon) and to beneficial owners of the Notes that are non-residents of Brazil in connection with the purchase, ownership and disposition of such Notes. This summary is limited to Tevecap and to non-residents of Brazil which acquire the Notes at the original issue price, and does not address investors who purchase Notes at a premium or market discount. In addition, this summary is based on the Brazilian tax regulations as presently in effect and does not take into account possible future changes in such tax laws.

     Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income (which includes earnings of Brazilian companies' foreign subsidiaries, branches and affiliates). The earnings of branches of foreign companies and non- Brazilian residents in general are taxed in Brazil only when derived from Brazilian sources. Interest, fees, commissions and any other income (which for the purposes of this paragraph includes any deemed income on the difference between the issue price of the Notes and the price at which the Notes are redeemed) payable by a Brazilian obligor to an individual, company, entity, trust or organization domiciled outside Brazil is considered derived from Brazilian sources and is therefore subject to income tax withheld at the source. Brazilian tax laws expressly authorize the paying source to pay the income or earnings net of taxes and, therefore, to assume the cost of the applicable tax. The rate of withholding is 15.0% or such other lower rate as is provided for in an applicable tax treaty between Brazil and such other country where the recipient of the payment has its domicile. Notwithstanding the foregoing, the applicable withholding tax rate for negotiable instruments such as the Notes was reduced to zero, pursuant to Resolutions 1853 of July 31, 1991 and 644 of October 22, 1980 of the Central Bank, subject to Central Bank Circular 2661 of February 8, 1996, which restricts such withholding tax reductions to negotiable instruments having a minimum maturity of 96 months. As a result, since the Notes have an original maturity of 96 months, such reduction will apply to payments of interest and other income with respect to the Notes.

     If, however, any Note is redeemed prior to November 26, 2004, such reduction will not apply and, therefore, upon such redemption the Brazilian withholding tax will be imposed on the amount of interest, fees and commissions paid on such Notes from the date of issue through the date of redemption. Based on the advice of its Brazilian tax counsel, Tevecap believes and intends to take the position for tax reporting purposes that, in the event of any such early redemption to which such withholding tax applies, so long as the paying agent through which such payment is made is located in Japan and payment to such paying agent discharges the obligations of Tevecap to make payments in respect of the Notes, interest and other income with respect to the Notes will be subject to Brazilian withholding tax at a rate of 12.5% under the tax treaty in effect between Brazil and Japan. In any event, under the terms of the Notes, Tevecap would be required to gross up Noteholders for any Brazilian withholding tax, subject to customary exceptions. Tevecap has the right to redeem the Notes at par in the event that it is required to gross up for Brazilian withholding tax imposed at a rate in excess of 15.0%.

     Any earnings or capital gains resulting from the sale (whether inside or outside Brazil) of any Notes by a non-resident of Brazil to another non-resident of Brazil are not subject to tax in Brazil. Earnings or capital gains resulting from the sale (whether inside or outside Brazil) of any Notes by a non-resident of Brazil to a resident of Brazil should not be subject to tax in Brazil, although the matter is not free from doubt.

     On February 8, 1996, the Brazilian Federal Government issued Decree No. 1,815, which imposed a tax on Brazilian issuers with respect to foreign exchange transactions ("IOF tax") related to the entering into Brazil of proceeds resulting from foreign loans (including the issue of securities such as the Notes). The rate of IOF tax paid by the Company with respect to the issuance of the Notes was zero %. Decree No. 1,815 was revoked by Decree No. 2,219 of May 2, 1997 which currently regulates the IOF tax. The IOF tax rate was reduced to zero upon the adoption of Ordinance No. 85 on April 24, 1997. However, under Law No.
8.894 dated June 21, 1994, such tax rate may be increased up to 25%.

     On August 15, 1996, the Brazilian Congress approved Constitutional Amendment No. 12 creating a new temporary tax, the Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF"). Based on such Amendment, Law No. 9.311 of October 24, 1996 was enacted, creating the CPMF tax. Under Law No. 9.311/96, all financial debit and money transfers through Brazilian bank accounts effected as from January 23, 1997 until February 22, 1998, including payments made by the Company with respect to the Notes, will be subject to the assessment of the CPMF tax at the rate of 0.2%.

     There is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale of any debt instrument outside Brazil (including the Notes).

United States

     The following is a summary of the material United States Federal income tax consequences to a beneficial owner of the Notes that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof, an estate the income of which is subject to United States Federal income taxation regardless of its source or a trust for which a court within the United States is able to exercise primary supervision over its administration and for which one or more U.S. fiduciaries have the authority to control all substanntive decisions, as well as other persons subject to United States Federal income taxation on a net income basis in respect of the purchase, ownership and disposition of a Note ("US Holders"). Such tax treatment may vary depending upon the particular situation of a US Holder. This summary does not discuss all of the tax consequences that may be relevant to certain types of investors subject to special treatment under the United States Federal income tax laws (such as individual retirement accounts and other tax deferred accounts, banks, securities broker-dealers, life insurance companies, tax-exempt organizations, foreign persons, persons whose "functional currency" is other than the US dollar or persons that hold Notes as part of a "straddle" or "conversion transaction" or otherwise as part of a "synthetic asset") and is limited to investors which hold Notes as capital assets. In addition, this summary is limited to US Holders that acquire the Notes at their issue price and does not address investors that purchase Notes at a premium or market discount. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations thereunder (the "Regulations"), revenue rulings, court cases, and other legal authorities as now in effect (or proposed) and as currently interpreted, and does not take into account possible changes in such tax laws or other legal authorities or such interpretations. No rulings on any of the issues discussed below will be sought from the United States Internal Revenue Service (the "IRS").

     PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR TAX ADVISERS AS TO THE CONSEQUENCES OF A PURCHASE AND SALE OF NOTES, INCLUDING, WITHOUT LIMITATION, (I) THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-US TAX LAWS TO WHICH THEY MAY BE SUBJECT, AND OF ANY POSSIBLE LEGISLATIVE OR ADMINISTRATIVE CHANGES IN LAW, (II) THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE POSSIBLE DEDUCTION BY THE ISSUER OF BRAZILIAN TAXES (AND OF THE PAYMENT BY THE ISSUER OF ADDITIONAL AMOUNTS WITH RESPECT THERETO) FROM PAYMENTS ON THE NOTES, (III) THE AVAILABILITY FOR UNITED STATES FEDERAL INCOME TAX PURPOSES OF A CREDIT OR DEDUCTION FOR ANY BRAZILIAN TAXES SO DEDUCTED AND
(IV) THE CONSEQUENCES OF PURCHASING THE NOTES AT A PRICE OTHER THAN THEIR ISSUE PRICE.

Interest on the Notes

     Interest on the Notes will be taxable to a US Holder as ordinary income at the time it accrues or is received in accordance with the US Holder's method of accounting for tax purposes. The amount includible in the income of a US Holder will be the gross amount of interest, including any Additional Amounts, if any, payable to holders of Notes (i.e., the amount before deduction of any Brazilian withholding taxes).

Disposition of a Note

     Generally, any sale, redemption or other taxable disposition of a Note by a US Holder will result in taxable gain or loss equal to the difference between
(1) the sum of the amount of cash and the fair market value of other property received with respect to such taxable sale, redemption or other distribution (other than consideration attributable to accrued interest not previously taken into account, which consideration would be treated as interest received) and (2) the US Holder's tax basis in the Note. Any gain or loss upon a sale or other disposition of a Note will be capital gain or loss (which will be long-term if the Note is held for more than one year).

Effect of Brazilian Withholding Taxes

     It is believed that payments with respect to a Note will not be subject to Brazilian withholding tax unless the Note is redeemed prior to November 26, 2004. See "--Brazil." In the case of any Note which is so redeemed, withholding taxes in respect of interest previously paid may be imposed by Brazil at the time of redemption. Any Brazilian tax withheld generally will be treated as a foreign income tax that US Holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, to credit against their United States Federal income tax liability. No such deduction or credit will be available to the extent Brazil pays a subsidy to a US Holder, a related person or Tevecap, the amount of which is determined (directly or indirectly) by reference to the amount of the withholding tax. While Brazil does not have a program or policy of paying such subsidies at present, it has had programs of that nature in the past and could implement such programs again in the future. For purposes of determining a US Holder's United States foreign tax credit, the gain or loss on the sale, redemption or other taxable disposition of a Note will generally constitute United States source income. Interest (including any Additional Amounts payable by Tevecap) will generally constitute foreign source passive income or financial services income for United States foreign tax credit purposes. However, if a Note is redeemed prior to November 26, 2004, and payments with respect to the Note are subject to Brazilian withholding tax imposed at a rate of 5.0% or more, the IRS might retroactively treat interest paid with respect to the Note as high withholding tax interest. In any event, because the amount of foreign taxes for which the foreign tax credit may be taken for the taxable year is generally limited to an amount equal to the US Holder's United States Federal income tax rate multiplied by its foreign source income for the taxable year, a US Holder may have insufficient foreign source income to utilize fully any foreign tax credit attributable to such Brazilian withholding taxes (but such US Holder may be entitled to utilize the foreign tax credit attributable to such withholding taxes for the holders' previous two or succeeding five taxable years, or such withholding taxes may instead be deductible by the US Holder). A US Holder may be required to provide the IRS with a certified copy of the receipt evidencing payment of withholding tax imposed in respect of payments on the Notes in order to claim a foreign tax credit in respect of such withholding tax.

Information Reporting and Backup Withholding

     For each calendar year in which the Notes are outstanding, each DTC participant or indirect participant holding an interest in a Note on behalf of a US Holder and each paying agent making payments in respect of a Note will generally be required to provide the IRS with certain information, including such US Holder's name, address and taxpayer identification number (either such US Holder's Social Security number or its employer identification number, as the case may be), and the aggregate amount of interest and principal paid to such US Holder during the calendar year. These reporting requirements, however, do not apply with respect to certain US Holders, including corporations, securities dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts, individual retirement accounts.

     In the event that a US Holder fails to establish its exemption from such information reporting requirements or is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, the direct or indirect DTC participant holding such interest on behalf of such US Holder or paying agent making payments in respect of a Note may be required to "backup" withhold a tax equal to 31.0% of each payment of interest and principal with respect to the Notes. This backup withholding tax is not an additional tax and may be credited against the US Holder's United States Federal income tax liability if the required information is furnished to the IRS.


ITEM 8. SELECTED FINANCIAL DATA

     The selected financial data as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 have been derived from, and should be read in conjunction with, the Tevecap Financial

Statements included in this Annual Report. The selected financial data as of December 31, 1994, 1993 and 1992 and for each of the two years in the period ended December 31, 1993 have been derived from the audited financial statements of the Company that are not included elsewhere in this Annual Report.

     As required by Brazilian law, and in accordance with local accounting practices, the financial records of Tevecap and its subsidiaries are maintained in the applicable Brazilian currency (the real). However, the Financial
Statements are presented in US dollars. In order to prepare the Financial Statements, the Company's accounts have been translated from the applicable Brazilian currency, on the basis described in Note 2.3 to the Tevecap Financial Statements included in this Annual Report. Because of the differences between the evolution of the rates of inflation in Brazil and the changes in the rates of devaluation, amounts presented in US dollars may show distortions when compared on a period-to-period basis.




                                                                                           Year Ended December 31,
                                                                 -------------------------------------------------------------------

                                                                     1992           1993        1994          1995           1996
                                                                  ---------     ---------     ---------     ---------     ---------
                                                                         (Dollars in Thousands, Except Selected Operating Data)
Statements of Operating Data:
Gross Revenues
Monthly subscriptions ........................................    $   7,070     $  12,544     $  27,976     $  62,496     $ 123,020
  Installation ...............................................        1,857         4,350         6,997        26,045        61,717
  Indirect programming (a) ...................................          512           530         1,626         2,866        11,377
  Other (b) ..................................................        1,322         2,468         7,173        10,603        15,724
  Revenue taxes (c) ..........................................         (305)         (371)         (872)       (7,506)      (13,747)
                                                                  ---------     ---------     ---------     ---------     ---------
Total net revenue ............................................       10,456        19,521        42,900        94,504       198,091
                                                                  ---------     ---------     ---------     ---------     ---------
Direct operating expenses (d) ................................       32,905        29,779        28,659        62,026       112,297
Selling, general and administrative expenses .................       17,834        19,957        24,370        46,902        81,455
Depreciation and amortization ................................        2,704         4,813         6,177        13,268        28,216
Allowance for inventory obsolescence .........................         --            --            --            --           2,250
                                                                  ---------     ---------     ---------     ---------     ---------
Total operating expenses .....................................       53,443        54,549        59,206       122,196       224,218
                                                                  ---------     ---------     ---------     ---------     ---------
Operating loss ...............................................      (42,987)      (35,028)      (16,306)      (27,692)      (26,127)
Non operating expenses
  Interest expense ...........................................      (13,538)       (8,492)      (16,413)      (17,745)      (17,520)
  Equity in income (losses) of affiliates (e) ................         --            --             383        (3,672)       (8,532)
  Other nonoperating income, net (f) .........................        2,232         5,892        20,339         8,039         4,443
  Income tax expense .........................................         --            --            --            --            (156)
                                                                  ---------     ---------     ---------     ---------     ---------
Net loss .....................................................    $  54,293     $ (37,628)    $ (11,997)    $ (41,070)    $ (47,892)
                                                                  =========     =========     =========     =========     =========
Other Data:
EBITDA-TV Group (g) ..........................................    $ (40,283)    $ (30,215)    $ (10,129)    $ (13,318)    $   8,991
EBITDA-Galaxy Brasil (g) .....................................         --            --            --          (1,106)       (4,652)
                                                                  ---------     ---------     ---------     ---------     ---------
EBITDA (g) ...................................................      (40,283)      (30,215)      (10,129)      (14,424)        4,339
Pro forma interest expense (h) ...............................         --            --            --          38,623        45,502
Purchase of fixed assets .....................................        7,627        11,379        22,369        93,029       125,612
Ratio of earnings to fixed charges (i) .......................         --            --            --            --            --
Cash Flow Data:
Cash provided by (used in) operating activities (j) ..........      (32,633)      (19,180)       (9,707)       22,989       (17,696)
Cash provided by (used in) investing activities ..............      (11,761)      (13,190)      (24,334)     (119,661)     (163,900)
Cash provided by (used in) financing activities ..............       44,088        32,348        38,666       116,229       262,193
Selected Operating Data:
Number of subscribers to owned systems (k) ...................       42,924        82,985       114,853       219,148       349,511
Average monthly revenue per Subscriber (l) ...................    $   18.64     $   21.30     $   27.80     $   33.24     $   39.15
Balance Sheet Data (at period end):
Cash and cash equivalents ....................................    $      41     $      19     $   4,644     $  24,201     $ 104,798
Property, plant and equipment ................................       29,561        35,859        51,426       131,266       233,593
Total assets .................................................       40,779        45,529        80,441       216,848       459,122
Loans from affiliated companies ..............................       42,577        89,769             0           586         2,721
Long-term liabilities ........................................       67,736        97,105         4,523         9,604       265,860
Redeemable common shares .....................................         --            --          19,754       149,534       164,910
Total shareholders equity ....................................      (54,483)      (92,111)       27,590       (18,260)      (81,528)


     See accompanying Notes to Selected Historical Financial And Other Data

              Notes to Selected Historical Financial and Other Data

(a) Represents revenues received by the company for selling programming to the Independent Operators.

(b)  Includes Advertising and Other revenues.

(c) Represents various non-income based taxes paid on certain of the Company's gross revenue items with rates ranging from 2.65% to 7.65%.

(d) Represents costs directly related to Monthly subscriptions, and a portion of Installation, Indirect programming and Other revenues.

(e) Represents the Company's pro rata share of the Net loss or income of its equity investment.

(f) Includes interest income, Gain on issuance of shares by equity investees, Translation gain or loss, Other nonoperating (expenses) income, net, and Minority interest. The amount for the year ended December 31, 1994 includes Interest income totaling $21,806. During that year, the Company received capital contributions from stockholders which resulted in a surplus of cash invested during such period.

(g) EBITDA represents the sum of (i) net income (loss), plus, without duplication (ii) income tax expense, (iii) interest expense (income), net,
     (iv)  other   nonoperating   (expenses)   income,   net  (v)  depreciation,
     amortization and all other non-cash charges, less (vi) non-cash items increasing net income (loss) with the exception of amortized deferred sign-on and hookup fee revenue, in each case determined in accordance with GAAP. EBITDA-TV Group and EBITDA-Galaxy represent operating loss plus depreciation and amortization. The term "TV Group" refers to the operations of TVA, excluding the operations of Galaxy Brasil. The TV Group, which constitutes the operations of TVA, excluding the operations of Galaxy Brasil, represents the more mature operations of the group while Galaxy Brasil remains in a startup phase and has yet to collect material revenues to offset the costs of initiating the Ku-Band service. EBITDA has been presented separately for the TV Group and Galaxy Brasil to take account of the different stages of development of these operations.

(h) Represents interest expense on a pro forma basis, resulting from the offering of the 12.625% Senior Notes due 2004 (the "Notes") and the application of the net proceeds therefrom as follows:



                                                                                     Year ended
                                                                                     December 31
                                                                       ---------------------------------------
                                                                             1995                   1996
                                                                       -----------------      ----------------
Historical interest expense                                                       17,745                17,520
Elimination of interest expense related to certain affiliated
  indebtedness                                                                   (11,788)               (4,684)
Interest resulting from the Notes based on an interest rate of
  12.625%                                                                         31,563                31,563
Amortization of deferred financing costs relating to the Notes                     1,103                 1,103
                                                                       -----------------      ----------------
                                                                                  38,623                45,502
                                                                       =================      ================



(i) For the five years ended December 31, 1996, earnings were insufficient to cover fixed charges by $54,487, $37,920, $13,100, $38,268 and $41,209, respectively. In calculating the Ratio of earnings to fixed charges, earnings represents Net loss before minority interest, Equity in (losses) income of affiliates, less fixed charges. Fixed charges consist of the sum of interest expense paid or accrued on indebtedness of the Company and its subsidiaries and affiliates and one-third of operating rental expenses (such amount having been deemed by the Company to represent the interest portion of such payments).

(j) Cash provided by (used in) operating activities (hereinafter referred to as cash flows from operating activities) has been determined in accordance with GAAP while EBITDA has been calculated in accordance with the definition in footnote (g). In accordance with GAAP, cash flows from operating activities generally reflect the cash effects of transactions and other events that enter into the determination of net income. The principal difference between EBITDA and cash flows from operating activities arise as a result of the treatment of the changes in the balances of operating assets and liabilities from the beginning to the end of a reporting period. That is, in accordance with GAAP, such changes are components of cash flows from operating activities while there is no similar adjustment in the calculation of EBITDA. EBITDA has been presented as it is a financial measure commonly used in the Company's industry. EBITDA should not be considered as an alternative to cash provided by (used in) operating activities, as an indicator of operating performance or as a measure of liquidity.

(k) Represents the number of Owned Systems' subscribers as of the last day of each period.

(l) Average monthly revenue per subscriber refers to the average monthly subscription fee as of the last day of each period.



ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Financial Statements (including the notes thereto) included in this Annual Report. For the purposes of the following discussion, all dollar amounts, with the exception of average installation and subscriber fees, are set forth in thousands of US dollars.

     This Management's Discussion and Analysis of Financial Condition and Results of Operations reflects the historical results of the Company. Due to the limited operating history, startup nature, translations of Brazilian currency into US dollars, and rapid growth of the Company, period-to-period comparisons of financial data are not necessarily indicative, and should not be relied upon as an indicator of the future performance of the Company.

Overview

     Since its inception in 1989, the Company has been in a developmental or buildout stage. The TV Group, representing the more mature operations of the Company, has experienced, and continues to experience, rapid growth. In addition, the Company, through Galaxy Brasil, initiated Ku-Band DIRECTV service on a limited basis in July 1996. Despite its growth, the Company has sustained substantial net losses due primarily to insufficient revenue with which to fund startup costs, interest expense and charges for depreciation and amortization. However, the TV Group has been generating positive operating cash flow beginning with the three month period ended June 30, 1996, while Galaxy Brasil, representing the Company's less mature operations, remains in a start-up phase and has not yet collected material revenues to offset the costs of initiating the Ku-Band service. Net losses incurred by the Company since inception have been funded principally by (i) net contributions of approximately $288,000 from the Company's shareholders, (ii) borrowings from Abril under the Abril Credit Facility and (iii) short term borrowings made from time to time. Management expects the financial results of the Company to improve as the operation of the Ku-Band service matures and the number of subscribers for the Company's Ku-Band service and TV Group services continues to grow. There can be no assurance, however, that the number of the Company's subscribers will grow, or that the Company's financial performance will improve.

Results of Operations

     The following table sets forth for the periods indicated certain statements of operations data expressed in US dollar amounts and as a percentage of net revenue:


                                                                              Year Ended December 31,
                                              --------------------------------------------------------------------------------------
                                                         1994                           1995                            1996
                                              ---------------------------   ---------------------------     ------------------------
                                                                 % of Net                     % of Net                      % of Net
                                                Amount           Revenue      Amount          Revenue         Amount        Revenue
                                              ---------          -------    ---------         -------       ---------       --------
Statement of Operations
  Data:
Gross revenues
Monthly subscriptions .................       $  27,976           65.2%      $  62,496           66.1%      $ 123,020         62.1%
Installation ..........................           6,997           16.3          26,045           27.6          61,717         31.2
Indirect programming ..................           1,626            3.8           2,866            3.0          11,377          5.7
Other .................................           7,173           16.7          10,603           11.2          15,724          7.9
Revenue taxes .........................            (872)          (2.0)         (7,506)          (7.9)        (13,747)        (6.9)
                                              ---------          -----       ---------          -----         -------        -----
Net revenue ...........................          42,900          100.0          94,504          100.0         198,091        100.0
                                              ---------          -----       ---------          -----         -------        -----
Direct operating expenses..............          28,659           66.8          62,026           65.6         112,297         56.7
Selling, general and
  administrative expenses  ............          24,370           56.8          46,902           49.6          81,455         41.1
Depreciation and Amortization .........           6,177           14.4          13,268           14.0          28,216         14.2
Allowance for inventory
  obsolescence ........................            --              --             --              --            2,250          1.1
                                              ---------          -----       ---------          -----         -------        -----
Total operating expenses  .............          59,206          138.0         122,196          129.3         224,818        113.2
                                              ---------          -----       ---------          -----         -------        -----
Operating loss ........................         (16,306)         (38.0)        (27,692)         (29.3)        (26,127)       (13.2)
Interest income .......................          21,806           50.8           3,118            3.3           5,813          2.5
Interest expense ......................         (16,413)         (38.3)        (17,745)         (18.8)        (17,520)        (8.8)
Translation (loss) gain ...............            (914)          (2.1)           (339)          (0.4)            473          0.2
Equity in (losses) income
  of affiliates ........................            383            0.9          (3,672)          (3.9)         (8,532)        (4.3)
Gain on issuance of shares by
  equity investees  ...................               0            0.0               0            0.0           2,317          1.2
Other nonoperating
  (expenses) income, net ..............          (1,273)          (3.0)          4,389            4.6          (6,009)        (3.0)
Minority interest .....................             720            1.7             871            0.9           1,849          0.9
Income tax expense ....................               0            0.0               0            0.0            (156)        (0.1)
                                              ---------          -----       ---------          -----         -------        -----
Net loss ..............................       $ (11,997)         (28.0)%     $ (41,070)         (43.5)%       (47,892)       (24.2)%
                                              =========          =====       =========          =====         =======        =====


Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     The table below sets forth the number of subscribers at December 31, 1995 and December 31, 1996 for the Owned Systems.



                                               December 31,  December 31,
Owned Systems Subscribers                          1995          1996
-------------------------                        -------       --------
MMDS(a) .......................................  188,893       230,320
Cable .........................................   15,129        46,011
DIRECTV and Digital C-Band ....................   15,126        73,180
                                                 -------       -------
                                                 219,148       349,511
Paid Subscribers Awaiting Installation(b) .....   18,343        31,124
                                                 -------       -------
Total Owned Systems ...........................  237,491       380,635
                                                 =======       =======
--------------------

(a)  Includes UHF subscribers.

(b) Subscribers who have paid an installation fee but are awaiting the installation of service.

     The table below sets forth at December 31, 1995 and December 31, 1996 the approximate number of television households which received TVA's programming through the Owned Systems and the Operating Ventures and through sales of programming to the Independent Operators.

Households Receiving TVA Programming


                                                 December 31,       December 31,
                                                    1995                1996
                                                  ---------          ---------

Total Owned Systems ......................          237,491            380,635
Operating Ventures .......................           35,572             85,256
Independent Operators ....................          341,699            564,499
                                                  ---------          ---------
Total ....................................          614,762          1,030,390
                                                  =========          =========

     Revenues. Revenues consist primarily of Monthly subscriptions revenue (which principally consists of monthly fees paid by subscribers to the Company for programming services, including equipment use), Installation revenue, Indirect programming revenue (which consists of payments made to the Company for the sale of its programming to the Independent Operators) and Other revenue (which consists of Advertising revenues and Other revenues). Revenue taxes consist of a 2.65% tax on Advertising revenue and a 7.65% tax on the balance of revenues, in each case charged by the Brazilian Government.

     Monthly subscriptions revenue for the year ended December 31, 1996 was $123,020, as compared to $62,496 for the comparable period in 1995, an increase of $60,524. This increase was principally attributable to an increase in subscriber base and an increase in the amount of average monthly fees for existing subscribers from $30.43 to $39.15 per subscriber and for new subscribers from $39.48 to $43.70 per subscriber. The average monthly subscription price during the year ended December 31, 1996, was $44.94 for MMDS service, $38.59 for Cable service and $38.02 for C-Band service, as compared to $44.04, $38.12 and $41.37, respectively, for the year ended December 31, 1995. The average monthly subscription price for Ku-Band service from its introduction in July 1996 to December 31, 1996, was $40.20. Galaxy Brasil contributed $2,266 to monthly subscription revenue for the year ended December 31, 1996.

     Installation revenue for the year ended December 31, 1996 was $61,717, as compared to $26,045 for the comparable period in 1995, an increase of $35,672. This increase was principally attributable to the increase in the number of new subscribers and also to an increase in the average installation fee for C-Band service from $586.79 to $649.98. The average installation fee during the year ended December 31, 1996 was $134.48 for MMDS service, $36.61 for Cable service and $649.98 for C-Band service, as compared to $169.70, $81.87 and $586.79 respectively, for the year ended December 31, 1995. The average installation fee for Ku-Band service from its introduction in July 1996 to December 31, 1996, was $877. The net number of subscribers added to the Company's Owned Systems during the year ended December 31, 1996 was 130,363, as compared to 104,295 added during the same period of 1995. Galaxy Brasil contributed $15,609 to Installation revenue for the year ended December 31, 1996. After an initial rollout in July 1996, Galaxy Brasil began enrolling subscribers.

     Indirect programming revenue for the year ended December 31, 1996 was $11,377, as compared to $2,866 for the comparable period of 1995, an increase of $8,511. This increase was principally attributable to the increase in the number of Independent Operators' subscribers for the period. The number of Independent Operators' subscribers increased by 222,800 during the year ended December 31, 1996, as compared to an increase of 252,026 during the same period of the prior year. Independent Operators pay a fee to the Company based on the number of subscribers to such Independent Operator's system and the number of channels purchased from the Company. The average monthly fee paid to the Company by an Independent Operator during the year ended December 31, 1996 was $1.44 per subscriber.

     Other revenue for the year ended December 31, 1996 was $15,724, as compared to $10,603 for the comparable period of 1995, an increase of $5,121. This change included a decrease in Advertising revenue to $7,532 from $8,377, a decrease of $845, and an increase in Other to $8,192 from $2,226, an increase of $5,966. The decrease in Advertising revenue was attributable to a shift in advertising sales from advertising on ESPN International programming (the Advertising revenues from which were reported as Advertising revenues in the Company's consolidated financial statements), to advertising sales on ESPN Brasil Ltda. programming
(the Advertising revenues from which were not reported in the Advertising revenues line of the Company's consolidated financial statements but as part of the Company's Equity in (losses) income of affiliates). The increase in Other revenues was principally due to the increase in sales of TVA magazine, technical assistance, commissions for sales of HBO Brasil and ESPN Brasil advertising as well as sales of ESPN Brasil programming to independent programming providers.

     Revenue taxes for the year ended December 31, 1996 were $13,747, as compared to $7,506 for the same period of the prior year, an increase of $6,241. Galaxy Brasil contributed $1,488 to revenue taxes for the year ended December 31, 1996. Galaxy Brasil began enrolling subscribers and collecting revenue in July 1996.

     For the reasons noted above, Net revenue for the year ended December 31, 1996 was $198,091, as compared to $94,504 for the comparable period in the previous year, an increase of $103,587. Galaxy Brasil contributed $16,530 to Net revenue for the year ended December 31, 1996.

     Direct operating expenses. Direct operating expenses include Payroll and benefits, Programming, Transponder lease cost, Technical assistance expense, Vehicle rentals expense, TVA Magazine and Other expenses. These expenses, with the exception of Transponder lease costs, are variable expenses which increase as the number of subscribers increases and the Company's systems grow, and are also dependent on the type of service subscribers select. Direct operating expenses for the year ended December 31, 1996 were $112,297, as compared to $62,026 for the same period in 1995, an increase of $50,271. This increase was primarily attributable to expenses incurred to service the increase in the number of subscribers for such period in 1996 compared to the same period in 1995. Payroll and benefits expense increased to $27,203 from $12,520 an increase of $14,683, as a result of the hiring of more than 217 new employees and an increase in the amounts of commissions paid to employees. Programming costs increased to $42,391 from $21,609, an increase of $20,782, as a result of changes implemented in the programming purchased by the Company. Transponder lease cost increased to $10,847 from $7,568, an increase of $3,279, as a result of leasing a third transponder in 1996. Technical assistance costs increased to $5,507 from $5,152, an increase of $355; Vehicle rentals expense increased to $1,862 from $1,732, an increase of $130; and the expense of publishing TVA Magazine increased to $6,842 from $3,318, an increase of $3,524. This increase was principally due to the increase in the number of subscribers. Other costs include commissions for third party sales, transportation of equipment and materials, third party services, maintenance and other miscellaneous expenses. For the year ended December 31, 1996, Other costs were $17,645, as compared to $10,127 for the same period the prior year, an increase of $7,518. Galaxy Brasil contributed $5,854 to Direct operating expenses, as compared to $1,027 for the comparable period in 1995, an increase of $4,827 as Galaxy Brasil incurred Payroll and benefits, Vehicle rentals and other costs consistent with starting this operation.

     Selling, general and administrative expenses. Selling, general and administrative expenses include Payroll and benefits expense for selling, administrative, financial, legal and human resources, Advertising and promotion, Rent expense, Other administrative expenses, and Other general expenses.
Selling, general and administrative expenses for the year ended December 31, 1996 were $81,455, as compared to $46,902 for the same period of 1995, an increase of $34,553. The Company has experienced increasing Selling, general and administrative expenses as a result of its increased pay television activities and the associated administrative costs, including costs related to opening and maintaining additional facilities and an overall increase of $5,804 in Payroll and benefits expense, which, for the year ended December 31, 1996 were $27,431, as compared to $21,627 for the same period of 1995, resulting from an increase in the number of employees and sales commissions. Advertising and promotion expense increased to $21,355 from $11,122, an increase of $10,233, as a result of an increase in the number of subscribers and promotional activity. Galaxy Brasil contributed $15,328 to Selling, general and administrative expenses for the year ended December 31, 1996, as compared to $79 for the comparable period in 1995, an increase of $15,249. Such increase at Galaxy Brasil was due to increases in Payroll and benefits expense and Other administrative expenses.

     Depreciation, Amortization and Allowance for inventory obsolescence. Depreciation and Amortization includes depreciation of systems, equipment, installation materials, installation personnel and organizational costs and amortization of concessions. Allowance for inventory obsolescence represents charges for obsolescence of certain equipment and material. Depreciation and Amortization for the year ended December 31, 1996 was $28,216, as compared to $13,268 for the same period of 1995, an increase of $14,948. This increase was principally due to the depreciation of additional reception equipment acquired during 1996, including equipment used in the expansion of the Company's cable systems and decoders used for DIRECTV and C-Band service. Allowance for inventory obsolescence for the year ended December 31, 1996 was $2,250 as compared to $0 for the comparable period in 1995, an increase of $2,250. This increase was principally due to advances in MMDS reception equipment technology which resulted in the obsolescence of MMDS reception equipment previously installed by the Company. Galaxy Brasil contributed $2,858 to Depreciation, Amortization and Allowance for inventory obsolescence for the year ended December 31, 1996, as compared to $127 for the comparable period in 1995, an increase of $2,731. Such increase was due to depreciation expenses associated with the Tambore Facility.

     For the reasons noted above, Operating loss for the year ended December 31, 1996 was $26,127, as compared to $27,692 for the comparable period in 1995, a decrease of $1,565. Galaxy Brasil contributed $7,510 of this loss for the year ended December 31, 1996, as compared to $1,233 for the comparable period in 1995, an increase of $6,277.

     Interest income. Interest income for the year ended December 31, 1996 was $5,813, as compared to $3,118 for the same period in 1995, an increase of $2,695. This increase was principally due to interest received by the Company in connection with temporarily invested portions of the proceeds of the Notes and capital contributions in December 1995.

     Interest expense. Interest expense for the year ended December 31, 1996 was $17,520, as compared to $17,745 for the same period of 1995, a decrease of $225. In November 1996 the Company issued the Notes and used some of the proceeds to repay certain outstanding indebtedness bearing interest rates greater than that applicable to the Notes.

     Equity in losses (income) of affiliates and Gain on issuance of shares by equity investee. For the year ended December 31, 1996, Equity in losses (income) of affiliates amounted to a loss of $8,532, as compared to a loss of $3,672 in the same period of 1995, an increase in loss of $4,860. The primary reason for this increase in loss was sustained losses at ESPN Brasil, which was formed on June 15, 1995. The Gain on issuance of shares by equity investees amounted to $2,317 for the year ended December 31, 1996 and was due to a capital gain from TV Filme's equity offering in 1996.

     Other non-operating (expenses) income. Other non-operating (expenses) income for the year ended December 31, 1996 was an expense of $6,009, as compared to income of $4,389 in the same period in 1995, an increase in expense of $10,398. This increase was primarily due to costs incurred in 1996 in connection with the negotiations resulting in the investment in the Company by certain shareholders in December 1995, a loss of unrecovered decoders installed in the homes of subscribers whose service was terminated, and the organization of TVA Sul as a holding company. The Other non-operating expenses for the year ended December 31, 1996 consisted primarily of fees paid in connection with the investment of Falcon International and Hearst/ABC Parties in the Company. The Other non-operating income for the comparable period of 1995 consisted primarily of income from the sale of movie inventory and other assets.

     Minority interest. The Minority interest of $1,849 for the year ended December 31, 1996 represents Mr. Leonardo Petrelli's 13.0% share of the aggregate losses of TVA Sul.

     Net loss. For the reasons noted above, Net loss for the year ended December 31, 1996 was $47,892, as compared to $41,070 for the comparable period in 1995, an increase of $6,822.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     The table below sets forth the number of subscribers at December 31, 1995 and December 31, 1994 for the Owned Systems.


                                                  December 31,   December 31,
                                                  ------------   ------------
Owned System Subscribers                             1994           1995
                                                  ------------   ------------

MMDS(a).......................................     111,771         188,893
Cable.........................................       1,007          15,129
Digital C-Band................................       2,075          15,126
                                                   -------         -------
                                                   114,853         219,148
Paid Subscribers Awaiting Installation(b).....      13,956          18,343
                                                   -------         -------
Total Owned Systems...........................     128,809         237,491
                                                   =======         =======
--------------------

(a)  Includes UHF subscribers.

(b) Subscribers who have paid an installation fee but are awaiting the installation of service.

     The table below sets forth at December 31, 1995 and December 31, 1994 the approximate number of television households which received TVA's programming through the Owned Systems and the Operating Ventures and through sales of programming to the Independent Operators.

Households Receiving TVA Programming


                                                  December 31,   December 31,
                                                  ------------   ------------
                                                     1994           1995
                                                  ------------   ------------
Total Owned Systems...........................     128,809         237,491
Operating Ventures............................       7,640          35,572
Independent Operators.........................      89,673         341,699
                                                   -------         -------
         Total................................     226,122         614,762
                                                   =======         =======

     Revenues. Monthly subscriptions revenue for the year ended December 31, 1995 was $62,496, as compared to $27,976 for the comparable period in 1994, an increase of $34,520. This increase was attributable to the net addition of
104,295 subscribers to the Company's Owned Systems, and the increase in the average monthly fee for existing subscribers to $33.24 from $27.80, an increase of $5.44, and for new subscribers to $39.48 from $31.87, an increase of $7.61. The average monthly subscription price during the year ended December 31, 1995 was $44.04 for MMDS service and $38.12 for Cable service, as compared to $42.48 and $26.26, respectively, for the year ended December 31, 1994. The average monthly subscription price for C-Band service for the year ended December 31, 1995 was $41.37. In 1994, the Company's C-Band service was in its initial phase of operations. In addition, Galaxy Brasil's Ku-Band service was under development in 1995. The Company was able to increase the monthly fee as the market price for pay television increased. The increase in the number of subscribers was due to (i) the continued expansion and penetration of the Company's MMDS service, including the introduction of signal repeaters in Sao Paulo and Rio de Janeiro, (ii) the full year benefit of Cable system construction in Sao Paulo and (iii) the net addition of 13,051 C-Band subscribers through an aggressive national marketing campaign timed to coincide with the Company's main competitor focusing on its Cable systems. During each year, all revenues came from the operation of the TV Group as the operations of Galaxy Brasil were in development.

     Installation revenue for the year ended December 31, 1995 was $26,045, as compared to $6,997 for the comparable period in 1994, an increase of $19,048. This increase was principally attributable to the increase in the number of installations and to the increase in the average fees for installations. The average fee for MMDS service installation increased to $169.70 from $119.75, an increase of $49.95, and the average fee for Cable service installation increased to $81.87 from $44.69, an increase of $37.18. The C-Band average installation fee increased to $586.79 from $500.00, an increase of $86.79. The growth in installations was aided by the continued growing awareness of pay television in Brazil and the Company's start-up of live broadcasts of the Brazilian National Soccer Championship, the Sao Paulo State Championship and other soccer events through ESPN Brasil. As with Monthly subscriptions revenue, all Installation revenue during each year came from the operations of the TV Group.

     Indirect programming revenue for the year ended December 31, 1995 was $2,866, as compared to $1,626 for the comparable period of 1994, an increase of $1,240. This increase was principally attributable to the increase in the number of Independent Operators' subscribers for the period, as compared to the same period in 1994. Such Independent Operators' subscribers increased to 341,699 at December 31, 1995, as compared to 89,673 at December 31, 1994, an increase of 252,026. The average fee paid during both 1995 and 1994 was $1.50 per subscriber per month.

     Other revenue for the year ended December 31, 1995 was $10,603, as compared to $7,173 for the comparable period of 1994, an increase of $3,430. This increase included an increase in Advertising revenue to $8,377 from $5,727, an increase of $2,650. The growth in Advertising revenue was due to the increase in the subscriber base, an increase in the amount of advertising time sold by the Company per hour of programming and an increase in the rate charged for advertising time.

     Revenue taxes for 1995 were $7,506, as compared to $872 for the prior year, an increase of $6,634. This increase was primarily attributable to a Government imposed 5.0% increase in the tax rate, which increased Revenue taxes to 7.65% from 2.65%, imposed on the Company's Gross revenues (excluding Advertising revenue, which is taxed at 2.65%).

     For the reasons noted above, Net revenue for the year ended December 31, 1995 was $94,504, as compared to $42,900 for the comparable period the previous year, an increase of $51,604.

     Direct operating expenses. Direct operating expenses for the year ended December 31, 1995 were $62,026, as compared to $28,659 for the same period of 1994, an increase of $33,367. This increase was attributable primarily to the increase in the number of subscribers to the Company's systems which led to increases in Payroll and benefits expense, Programming expense, Transponder lease cost, Technical assistance expense, Vehicle rentals expense, TVA Magazine expense and Other costs. Payroll and benefits expense increased to $12,520 from $8,022, an increase of $4,498, as the Company added approximately 450 employees. Programming costs increased to $21,609 from $12,133, an increase of $9,476, as the Company's subscriber base grew and the Company added four new channels to each of its distribution systems. Transponder lease cost increased to $7,568 from $1,555, an increase of $6,013, due to an increase in the cost of satellite transponder leases and the application of a 25.0% tax charged by the Brazilian Government on transponder lease payments beginning in June 1995. Technical assistance expense increased to $5,152 from $1,622, an increase of $3,530, due to an increase in the subscriber base and the upgrade of existing systems for the receipt of additional channels by subscribers, Vehicle rentals expense increased to $1,732 from $788, an increase of $944, and TVA Magazine expense increased to $3,318 from $1,430, an increase of $1,888. These expenses are variable and increased due to the costs associated with servicing the larger subscriber base and installing new subscribers. For the year ended December 31, 1995, Other costs were $10,127, as compared to $3,109 for the same period the prior year, an increase of $7,018. The Company experienced increased expenses as a result of its increased television activities and associated costs, including costs related to opening and maintaining additional facilities. Galaxy Brasil contributed $1,027 to Direct operating expenses for the year ended December 31, 1995, as compared to $0 for the same period of 1994. Galaxy Brasil incurred Payroll and benefits expense, Vehicle rentals expense and Other costs consistent with starting its DIRECTV service.

     Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 1995 were $46,902, as compared to $24,370 for the same period of 1994, an increase of $22,532. The Company experienced increased Selling, general and administrative expenses as a result of its increased pay television activities and associated administrative costs, including costs related to opening and maintaining additional facilities and an overall increase in payroll expenses resulting from an increase in the number of employees. Advertising and promotion expense increased to $11,122 from $3,540, an increase of $7,582 largely due to the Company's increased promotional activity, including nationwide C-Band promotion. Galaxy Brasil contributed $79 to Selling, general and administrative expenses for the year ended December 31, 1995, all of which constituted Advertising and rent expenses, as compared to $0 for the same period of 1994.

     Depreciation and Amortization. Depreciation and Amortization expense for the year ended December 31, 1995 was $13,268, as compared to $6,177 for the same period of 1994, an increase of $7,091. The increase was due primarily to increased capitalization of the costs associated with building the MMDS, Cable and C-Band systems and with the installation of new subscribers. Galaxy Brasil contributed $127 to Depreciation and Amortization expense (all of which constituted Depreciation expense) for the year ended December 31, 1995, as compared to $0 for the comparable period in 1994.

     For the reasons noted above, Operating loss for the year ended December 31, 1995 was $27,692, as compared to $16,306 for the comparable period in 1994, an increase in loss of $9,303. Galaxy Brasil contributed $11,386 to this loss for the year ended December 31, 1995, as compared to $0 for the comparable period in 1994.

     Interest income. For the year ended December 31, 1995, Interest income totaled $3,118, as compared to $21,806 in the similar period in 1994, a decrease of $18,688. This reduction in Interest income was a result of the shorter period in which a capital contribution of $125,000 in 1995 earned interest relative to the length of time a capital contribution of $151,452 earned interest in 1994, as well as due to the sharp appreciation of the Brazilian real versus the US dollar upon introduction of the real in late 1994.

     Interest expense. Interest expense for the year ended December 31, 1995 was $17,745, as compared to $16,413 for the year ended December 31, 1994, an increase of $1,332.

     Equity in losses (income) of affiliates. For the year ended December 31, 1995, Equity in losses (income) of affiliates was a loss of $3,672, as compared to income of $383 for the same period in 1994, a decrease of $4,055. The principal reasons for this reduction were the loss sustained by ESPN Brasil Ltda. which came into existence during June 1995, and HBO Brasil Partners, which came into existence in 1994.

     Other non-operating (expenses) income. For the year ended December 31, 1995, Other non-operating (expenses) income was income of $4,389, as compared to an expense of $1,273 for the same period of 1994, an increase of $5,662. The primary reasons for this increase were equipment rental income, sales of assets and a release of certain obligations, among others.

     Minority interest. The Minority interest of $871 for the twelve months ended December 31, 1995 represents Mr. Leonardo Petrelli's 20.0% share of the $4,355 in aggregate losses of TVA Curitiba.

     Net loss. For the reasons noted above, Net loss for the year ended December 31, 1995 was $41,070, as compared to $11,997 for the comparable period in 1994, an increase of $29,073.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     The table below sets forth the number of subscribers at December 31, 1994 and December 31, 1993 for the Owned Systems.


                                                  December 31,   December 31,
                                                  ------------   ------------
Owned System Subscribers                             1994           1995
                                                  ------------   ------------

MMDS(a) ....................................        82,474         111,771
Cable ......................................             0           1,007
Digital C-Band .............................           511           2,075
                                                   -------         -------
                                                    82,985         114,853
Paid Subscribers Awaiting Installation(b) ..         7,438          13,956
                                                   -------         -------
Total Owned Systems ........................        90,423         128,809
                                                   =======         =======
--------------------

(a)  Includes UHF subscribers.

(b) Subscribers who have paid an installation fee but are awaiting the installation of service.

     The table below sets forth at December 31, 1994 and December 31, 1993 the approximate number of television households which received TVA's programming through the Owned Systems and the Operating Ventures and through sales of programming to the Independent Operators.

Households Receiving TVA Programming

                                                  December 31,   December 31,
                                                  ------------   ------------
                                                      1994           1995
                                                  ------------   ------------

Total Owned Systems ........................        90,423         128,809
Operating Ventures .........................         1,505           7,640
Independent Operators ......................        36,659          89,673
                                                   -------         -------
         Total .............................       128,587         226,122
                                                   =======         =======

     Revenues. Monthly subscriptions revenue for the year ended December 31, 1994 was $27,976, as compared to $12,544 for the comparable period of 1993, an increase of $15,432. This increase was attributable to the net addition of 31,868 subscribers to the Company's Owned Systems and the increase in the average monthly fee for existing subscribers to $27.80 from $21.30, an increase of $6.50, and for new subscribers to $31.87 from $23.63 over the same period, an increase of $8.24. The Company added three premium channels, including HBO Brasil, and suspended its "a la carte" channel offerings. The increase in the number of subscribers was due to the continued expansion and penetration of the Company's MMDS service, principally in Sao Paulo, Rio de Janeiro and Curitiba, the launch of a Cable system in Sao Paulo, and the net addition (after the December 1993 launch) of 1,564 C-Band subscribers.

     Installation revenue for the year ended December 31, 1994 was $6,997, as compared to $4,350 for the comparable period of 1993, an increase of $2,647. This increase was principally attributable to the growing number of subscriber installations and to the increase in the average revenue for installation of MMDS service, which increased to $119.75 from $91.33, an increase of $28.42. The growth in installations was aided by the growing awareness of pay television in Brazil, the Company's larger sales force and increased promotional activities, especially with respect to single family homes.

     Indirect programming revenue for the year ended December 31, 1994 was $1,626, as compared to $530 for the previous year, an increase of $1,096. This increase was principally attributable to the increase in the number of Independent Operators' subscribers for the period, as compared to the same period in 1994. Such subscribers increased to 89,673 at December 31, 1994, as compared to 36,659 at December 31, 1993, an increase of 53,014. The average fee paid by the Independent Operators during both 1993 and 1994 was $1.50 per Independent Operator subscriber per month.

     Other revenue for the year ended December 31, 1994 was $7,173, as compared to $2,468 for the comparable period of 1993, an increase of $4,705. This increase included an increase in Advertising and promotion revenue to $5,727 from $2,099, an increase of $3,628. The growth in Advertising and promotion revenue was due to the increase in the subscriber base, an increase in the amount of advertising time sold by the Company per hour of programming and an increase in the rate charged for advertising time.

     Revenue taxes were $872 for the period ending December 31, 1994, as compared to $371 for the comparable period of 1993, an increase of $501. This increase was based on the growth of the subscriber base and an increase in revenue.

     For the reasons noted above, Net revenue for the year ended December 31, 1994 was $42,900, as compared to $19,521 for the previous year, an increase of $23,379.

     Direct operating expenses. Direct operating expenses for the year ended December 31, 1994 were $28,659, as compared to $29,779 for the same period of 1993, a decrease of $1,120. This decrease was attributable primarily a decrease in Programming Expense, which was partially offset by the increase in the number of subscribers to the Company's systems, including the increase in Payroll and benefits expense.

     Payroll and benefits expense increased to $8,022 from $6,079, an increase of $1,943, as the Company added approximately 200 employees. Programming costs decreased to $12,133 from $18,156, a decrease of $6,023. This decrease was attributable to the termination of the production of the Showtime channel (a 24 hour per day movie channel), which was expensive relative to other channels, and the renegotiation of several other programming contracts. Transponder lease cost increased to $1,555 from $1,262, an increase of $293. Technical assistance expense decreased to $1,622 from $1,773, a decrease of $151. Vehicle rentals expense increased to $788 from $597, an increase of $191 and TVA Magazine expense increased to $1,430 from $725, an increase of $705. Other costs were $3,109, as compared to $1,187 for the same period the prior year, an increase of $1,922. The Company experienced increased expenses as a result of its increased television activities and associated costs, including costs related to opening and maintaining additional facilities.

     Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 1994 were $24,370, as compared to $19,957 for 1993, an increase of $4,413. Selling, general and administrative expenses, excluding Advertising and promotion expenses, remained essentially unchanged due to the ability of the Company to increase its subscriber base without increasing Selling, general and administrative expenses, including human resource expense. Advertising and promotion expense increased to $3,540 from $2,205, an increase of $1,335. The increase was due to the Company's increase in promotional activity.

     Depreciation and Amortization. Depreciation and Amortization expense for the year ended December 31, 1994 was $6,177, as compared to $4,813 for the same period of 1993, an increase of $1,364 due primarily to increased capitalization of the costs associated with building the MMDS and Cable systems and installing new subscribers.

     For the reasons noted above, Operating loss for the year ended December 31, 1994 was $16,306, as compared to $35,028 for the year ended December 31, 1993, a decrease of $18,772.

     Interest income. Interest income for the year ended December 31, 1994 was $21,806, as compared to $5,369 for the previous year, an increase of $16,437. This increase was due primarily to the contribution to the capital of the Company by Abril and CMIF of $151,452 in the aggregate and the investment of surplus funds from such contribution.

     Interest expense. Interest expense for the year ended December 31, 1994 was $16,413, as compared to $8,492 for the previous year, an increase of $7,921. This increase was primarily due to increased borrowing from Abril to fund ongoing operations.

     Equity in losses (income) of affiliates. For the year ended December 31, 1994, Equity in losses (income) of affiliates was income of $383, as compared to $0 in the same period in 1993. This increase was the result of the formation of Tevecap as the holding company of its various operating subsidiaries which became effective on June 30, 1994 and Equity in Losses in HBO Brasil Partners, which came into existence in 1994.

     Other non-operating (expenses) income. For the year ended December 31, 1994, Other non-operating income and expenses was an expense of $1,273, as compared to an expense of $557 for the same period in 1993, an increase in expense of $716. The reasons for this increase in expense were the negative results of TVA Sistema prior to its acquisition by Tevecap.

     Minority interest. The Minority interest of $720 for the twelve months ended December 31, 1994 represents Mr. Leonardo Petrelli's 20.0% share of the $3,601 in aggregate losses of TVA Parana.

     Net loss. For the reasons noted above, Net loss for the year ended December 31, 1994 was $11,997, as compared to $37,628 for the comparable period in 1993, a decrease of $25,631.

Seasonality

     The Company's revenues are seasonal. Generally, during the Brazilian summer months of December and January the Company experiences lower demand for installation for each of its services and lower rates of retention of existing subscribers for each of its services.

Liquidity and Capital Resources

     Since inception, the Company has sustained losses primarily due to insufficient revenue to fund start-up costs, interest expense and charges for depreciation and amortization arising from the development of its pay television systems. As of December 31, 1996, the Company had incurred cumulative net losses of over $203,867. During the periods under review, the Company required external funds to finance its capital expenditures, operating activities and make payments of principal and interest on its indebtedness. The sources of such funds have been as follows: (i) borrowings from Abril under the Abril Credit Facility ($105,800 outstanding as of October 31, 1996 which was repaid with the proceeds from the sale of Tevecap's 12-5/8% Senior Notes due 2004 (the "Notes") and none of which has been redrawn, (ii) short-term borrowings under short-term lines of credit ($14,916 outstanding as of December 31, 1996 and $21,322 outstanding as of May 31, 1997), (iii) net capital contributions of approximately $288,000 from shareholders and (iv) borrowings from shareholders (approximately $4,608 outstanding as of September 30, 1996 and $0 outstanding as of December 31, 1996).

     The Company's liquidity needs will arise primarily from capital expenditures, debt service requirements and, in certain periods, the funding of its working capital requirements. As of December 31, 1996, the Company had approximately $272,864 of indebtedness outstanding, primarily consisting of $250,000 principal amount of the Notes.

     In addition to debt service, the Company will require substantial amounts of capital for (i) the construction of cable networks and the installation of equipment at subscribers' locations, (ii) the construction of additional transmission and headend facilities and related equipment purchases, (iii) the continued funding of losses and working capital requirements and (iv) investments in, and maintenance of, vehicles and administrative offices. In addition, the Company continually evaluates opportunities to acquire, either directly or indirectly, pay television licenses and programming rights.

     The Company made purchases of fixed assets of $11,379, $22,639, $93,029 and $125,612 in 1993, 1994, 1995 and 1996, respectively. Management estimates that $292,708 and $239,202 of capital expenditures will be required in 1997 and 1998, respectively. Of these balances, management anticipates deferring payment of $108 million and $39 million, respectively, for a period of 360 days in accordance with the terms of the agreements to be entered into with the parties from whom the Company will purchase such fixed assets. Such deferrals are standard practice in Brazil.

     The Company also has certain commitments that must be funded, including capital contributions of approximately $26,992 prior to December 1997 to GLA, TV Filme, ESPN Brasil Ltda., HBO Brasil Partners, Canbras TVA and CNBC, and programming payments of approximately $12,895 for the two-year period beginning January 1, 1997 and ending December 31, 1998. Actual amounts of funds required may vary materially from these estimates and additional funds could be required in the event of cost overruns, unanticipated expenses, regulatory changes, engineering design changes and other technological-driven changes. In connection therewith, management expects to invest $13,719 and $0 in the Operating Ventures, the Programming Ventures and in other minority investments in 1997 and 1998, respectively.

     The Company's principal sources of liquidity are the Abril Credit Facility, the EximBank Facility, the Galaxy Brasil Leasing Facility and the Company's short-term line of credit (each as described below), together with net cash provided by operating activities. However, until sufficient cash flow is generated from operations, the Company will be required to utilize its current sources of debt funding to satisfy its liquidity needs. The Company had approximately $104,798 of cash and cash equivalents as of December 31, 1996.

     For the year ended December 31, 1996, net cash used in operating activities was $17,696, primarily as the result of an increase in accounts receivable of $23,395, an increase in pre-paid and other assets of $8,973 and an increase in inventories of $2,227. The increase was partially offset by $26,539 of depreciation, a non-cash item. For the year ended December 31, 1996, cash used in investing activities was $163,900, primarily as the result of capital expenditures of $125,612 for the purchase of fixed assets and investments in equity and cost investments and concessions of $30,803. The purchases of fixed assets were principally related to the purchase of decoders, equipment, hardware and materials and labor used for new subscriber installations and the investments related to TVA Sul. For the year ended December 31, 1996, net cash provided by financing activities was $262,193, consisting principally of $241,875 in net proceeds from the sale of the Notes.

     The Abril Credit Facility allows the Company to borrow up to $60,000 on a revolving basis until December 1998. Since June 1996, the Company has from time to time requested, and Abril has provided, funds in excess of $60,000. The loans are generally denominated in reais and bear interest at a rate equal to 99.5% of the CDI rate, the Brazilian interbank lending rate, adjusted at the beginning of each month. The Company currently has no amounts outstanding under the Abril Credit Facility. However, the Company will be able to re-borrow the full amount of such facility, as required.

     On December 9, 1996, TVA Sistema, as Borrower, and Tevecap, as Guarantor, entered into a credit agreement with The Chase Manhattan Bank for the financing of C-Band decoders and other related equipment (the "EximBank Facility"). The Export-Import Bank of the United States of America ("EximBank") will guarantee 85.0% of the amount of the loan. The loan is to be made on terms customary for credits supported by EximBank to Brazilian borrowers. The interest rate will be LIBOR plus a specified margin. The principal amount of the loan will be $29,350, which will be dispersed in two tranches, the first in the principal amount of $11,400 with a term of five years and the second in the principal amount of $17,950 with a term of 4.5 years. As of December 31, 1996, neither tranche had been disbursed.

     Galaxy Brasil entered into the Galaxy Brasil Leasing Facility, a five-year $49,900 sale leaseback facility, during the first quarter of 1997. Under the Galaxy Brasil Leasing Facility, Galaxy Brasil will have access to financing for the purpose of acquiring dish antennae, decoder boxes and other equipment for its Ku-Band service. This facility will be available until 2002 and will bear interest at a fixed rate of 12.5% per year. Galaxy Brasil's payment obligations under the Galaxy Brasil Leasing Facility were guaranteed by Tevecap.

     The Company has also from time to time received contributions and loans from its shareholders to fund liquidity needs and may continue to receive such contributions and loans in the future. In addition, as is standard business practice in Brazil, the Company frequently finances a portion of its working capital through the deferment of payment terms for the purchase price of property (typically up to 360 days). These amounts have often subsequently been refinanced by the Company with short-term bank indebtedness. The Company currently has lines of credit with terms of 360 days which will continue to be available after the Offering.

     The Company believes, based on management's internal forecasts and assumptions relating to its operations, that the aggregate net proceeds from the sale of the Notes, together with the proceeds from the deferral of payments to suppliers of fixed assets, the Eximbank Facility, the Galaxy Brasil Leasing Facility, the Abril Credit Facility, and funds generated from operations will be sufficient to meet its working capital and capital expenditure requirements for at least the period through December 31, 1997. In the long term, the Company believes, based on management's internal forecasts and assumptions relating to its operations, that its existing cash and funds generated from operations, together with its existing financing facilities agreements, will be sufficient to meet its working capital and capital expenditure requirements. In the event that the Company's plans change, its assumptions change or prove inaccurate, or if the proceeds from the sale of the Notes, the Eximbank Facility, the Galaxy Brasil Leasing Facility, the Abril Credit Facility and projected cash flows otherwise prove insufficient to fund operations (due to unanticipated expenses, technical problems, difficulties or otherwise), the Company could be required to seek additional sources of financing. The Company has no current arrangements with respect to sources of additional financing and there can be no assurance that the Company would be able to obtain additional financing on terms acceptable to the Company, or at all.

     In addition, the Company's liquidity may also be adversely affected by statutory minimum dividend requirements under applicable Brazilian law.

Accounting for Income Taxes

     The Company has approximately $135,036 of net operating losses ("NOLs") to offset against regular taxes. These NOLs are unexpirable. Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) ("SFAS 109") requires that the Company determine whether it is "more-likely-than-not" that the Company will realize the benefits associated with such losses and provides that in making such a determination, all negative and positive evidence should be considered (with more weight given to evidence that is "objective and verifiable"). SFAS No. 109 indicates that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years". The Company has a limited operating history and has generated losses since its inception. In view of this, the Company has established a full valuation allowance for the amount of NOL carryforwards in excess of net taxable temporary differences. This determination was based primarily on historical losses. Management does, however, believe that the Company will be profitable in the future and, as such, will be able to utilize these NOLs.


ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

     The Company is managed by its Conselho de Administracao ("Board of Directors"), Conselho Consultivo ("Advisory Board") and Diretoria ("Committee of Officers"). Members of the Board of Directors and Committee of Officers are elected for a two-year period, currently expiring on April 30, 1998. Day-to-day operations of the Company are managed by the Company's Executivos ("Executive Officers").

Board of Directors


                                                         Current Position Held
Member                                      Position              Since
------                                      --------     ---------------------
Robert Civita..........................    President              1994
Jose Augusto P. Moreira................      Member               1994
Robert Hefley Blocker..................      Member               1995
Giancarlo Francesco Civita.............      Member               1994
Thomaz Souza Correa Neto...............      Member               1995
Francisco Savio Couto Pinheiro.........      Member               1995
Arnaldo Bonoldi Dutra..................      Member               1996
Sergio Vladimirschi Junior.............      Member               1995
Jose Luis de Salles Freire.............      Member               1995
Jorge Fernando Koury Lopes.............      Member               1995
Oswaldo Leite de Moraes Filho..........      Member               1995

Advisory Board

                                                         Current Position Held
Member                                      Position              Since
------                                      --------     ---------------------
Robert Civita..........................     President             1995
Jose Augusto P. Moreira................       Member              1995
Robert Hefley Blocker..................       Member              1995
Claudio Dascal.........................       Member              1996
Angelo Silvio Rossi....................       Member              1996
Francisco Savio Couto Pinheiro.........       Member              1995
Stephen Vaccaro........................       Member              1996
Marc Nathanson.........................       Member              1995
Tully M. Friedman......................       Member              1995
Raymond E. Joslin......................       Member              1996
Herbert A. Granath.....................       Member              1996

Committee of Officers

                                                         Current Position Held
Member                                      Position              Since
------                                      --------     ---------------------
Jose Augusto Pinto Moreira.............      Member              1992
Angelo Silvio Rossi....................      Member              1996
Claudio Cesar D`Emilio.................      Member              1992
Sergio Vladimirschi Junior.............      Member              1996

Executive Officers


                                                                              Current Position Held
Member                                        Position                                 Since
------                                        --------                          ---------------------
Raul Rosenthal.........................  Chief Executive Officer                        1997
Gene Musselman.........................  Executive Vice President                       1996
                                           and Chief Operating Officer
Douglas Duran..........................  Chief Financial Officer                        1992
Virgilio Jose Carreira Amaral..........  Engineering Officer                            1995
Antonio Alberto Teixeira Filho.........  Technology Officer                             1994
Roseli Parrella........................  Human Resources Officer                        1997
Leonardo Petrelli Neto.................  Curitiba Operations Officer                    1992
Luiz Eduardo B.P. Rocha................  Rio de Janeiro Operations                      1996
                                         Officer
Luiz Gleiser...........................  Programming Officer                            1997
Celso Antonio Penteado.................  Sao Paulo Operations Officer                   1997
Alexandre Annemberg....................  Development Officer                            1997
Jose Carlos Romero Alves...............  Management Information                         1997
                                           System Officer
Leila Abraham Loria....................  Galaxy Brasil Officer                          1997



     Robert Civita is the father of Giancarlo Francesco Civita. Marc Nathanson is the uncle of Sergio Vladimirschi Junior.


ITEM 11. COMPENSATION FOR DIRECTORS AND OFFICERS

     For the year ended December 31, 1996, the aggregate compensation, including bonuses, of all Directors, Officers and Executive Officers of the Company was $2,015,780. Members of the Board of Directors, the Advisory Board and the Committee of Officers do not receive a salary from the Company.

     For the year ended December 31, 1996, the aggregate amount set aside by the Company to provide pension, retirement or similar benefits to Directors, Officers and Executive Officers was approximately $60,000.


ITEM 12. OPTIONS TO PURCHASE SECURITIES

     Not applicable.


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Overview

     Tevecap has engaged in a significant number and variety of related party transactions, including, without limitation, the transactions described below. Tevecap has not performed any studies or analyses to determine whether the terms of past transactions with related parties have been equivalent to arm's-length transactions and cannot state with any certainty the extent to which such transactions are comparable to those which might have been obtained from a non-affiliated third party.

Transactions Among Shareholders

     On December 6, 1995, Tevecap's shareholders executed a Stock Purchase Agreement and a Stockholders Agreement relating to the investment of ABC and Hearst in the Company through Hearst/ABC Parties. See "Item 4 - Control of Registrant." On that date, the Tevecap shareholders also executed a series of inter-shareholder agreements relating to, among other things, the provision of services and programming among the Company and the shareholders. These agreements supplemented other existing agreements among Shareholders. The following contracts are the principal agreements among the Company and the Tevecap shareholders (each of which, unless specified otherwise, is dated as of December 6, 1995).

General and Advisory Services

     Under an Advisory Services Agreement, each of Hearst, ABC and HABC II has agreed, upon a request from the Company, to use its reasonable efforts to arrange for the investors to furnish personnel to provide advisory services to the Company. To date, the Company and Hearst, ABC and HABC II have not entered into a supplemental agreement to provide specific personnel or services at a particular cost.

     In addition, on April 1, 1996, Tevecap entered into a separate Advisory Services Agreement with Falcon International Communications, L.L.C. Pursuant to this agreement, which has a renewable two-year term, Falcon International Communications, L.L.C. has agreed to provide a range of advisory services to the Company, encompassing such areas as accounting, budget and billing procedures, financial and operation statements, customer, employee and government relations, the design, purchase and maintenance of equipment and supplies, negotiations with programmers and other such matters as the Company may reasonably request. In exchange for such services, the Company has agreed to pay Falcon International Communications, L.L.C. an annual fee of $200,000, which amount may be revised on each anniversary of the agreement.

Programming

     In connection with the investment by Hearst and ABC in Tevecap, Tevecap and these two parties entered into a Programming Agreement (the "Hearst/ABC Programming Agreement"). Pursuant to the Hearst/ABC Programming Agreement, each of Hearst and ABC has agreed to offer first to Tevecap pay programming that Hearst or ABC (or any subsidiary of which either Hearst or ABC owns at least 80.0% of the outstanding equity interests) intends to license for use in Brazil in the pay television markets served by TVA. The parties also agreed to consider future co-production activities which could enhance TVA's business and competitive position. Tevecap agreed to pay to each of Hearst and ABC such fees and expenses as are agreed upon at the time such programming or co-production services are provided. The Hearst/ABC Programming Agreement does not apply to The Walt Disney Company or its subsidiaries other than ABC and ABC's subsidiaries. In addition, the Hearst/ABC Programming Agreement does not apply to the activities of The A&E Television Networks, Lifetime Television and ESPN, including agreements relating to ESPN Brasil.

Other Transactions Among Shareholders

     Each of Tevecap's corporate shareholders has entered into a side letter to the Stock Purchase Agreement and the Stockholders Agreement pursuant to which each of Abril, Falcon and the Chase Parties agreed, with certain exceptions, to exchange all of its respective shares in Tevecap for a corresponding number of shares of a newly-formed Brazilian corporation. The new corporation would become an 80.0% shareholder in Tevecap and Hearst/ABC would remain a 20.0% shareholder in Tevecap, which would be reorganized as a Brazilian limitada. This new structure would not result in any change in the current beneficial equity participation of the Stockholders in Tevecap. In addition, the transactions in establishing the new structure and the new structure itself would have to conform to the terms of the Indenture. As of the date hereof, the timing of the restructuring is under discussion by the Stockholders.

Transactions Among Related Parties

General and Advisory Services

     TVA Sistema and MTV Brasil have entered into various agreements, dated August 27, 1996, governing reciprocal services between the Company and MTV Brasil. The services covered by the agreement include billing, subleasing, equipment use, administrative, financial, accounting, human resources, engineering, infrastructure and satellite services. TVA Sistema and Abril have also entered into an agreement, dated January 1995, with Uniser, a division of Abril, pursuant to which Uniser provides telecommunications, maintenance, human resources, travel, legal other services in exchange for a monthly payment of approximately $20,000.

     In addition, pursuant to an agreement dated January 10, 1995, Tevecap has agreed to provide various financial services to Canbras, in return for which Tevecap receives a monthly payment of approximately $5,000. Tevecap provides similar financial services to Galaxy Brasil, in return for which the Company receives a monthly payment of $5,000 pursuant to an agreement dated March 9, 1995. Tevecap also provides to ESPN Brasil Ltda. financial services, for which it receives a payment of approximately $7,500 per month, and satellite and other engineering services, for which it receives a payment of approximately $78,000 per month, pursuant to an agreement dated June 26, 1995.

     The Company has also entered into an agreement with SMC Marketing Ltda. ("SMC"), dated September 1, 1995, to provide space, equipment and personnel to SMC, in return for which the Company receives a monthly payment of approximately US$29,000.

Publishing and Advertising

     The  Company   publishes  a  monthly   magazine   detailing  the  Company's
programming options in a given month. In connection with this magazine, TVA Sistema has entered into an agreement with Abril, dated September 1992, pursuant to which Abril publishes approximately 300,000 copies of the Company's monthly magazine in return for a monthly payment of approximately $240,000. The monthly magazine is distributed in accordance with a distribution agreement, dated September 1992, between the Company and Irmaos Reis, pursuant to which the Company pays Irmaos Reis approximately $60,000 per month.

     TVA Sistema and Abril also have a reciprocal advertising agreement in which the Company publishes advertisements for Abril in the Company's monthly magazine in exchange for advertisements for the Company (and third parties through the Company) in the magazines published by Abril.

         In addition, the Company has an agreement with SMC, dated September 1, 1995, pursuant to which the Company assists SMC in selling advertising, in return for which the Company receives 25.0% of SMC's advertising revenues.

Insurance

     TVA currently reimburses TVA Sistema for payments made by TVA Sistema pursuant to an insurance policy covering the operations of TVA Sistema, TVA Brasil Abril Video da Amazonia and the former MTV Division of Abril (collectively, the "Insureds"). TVA Sistema makes such payments pursuant to an agreement among the Insureds dated September 30, 1996. The annual premiums paid by TVA Sistema and reimbursed by the Company amount to approximately $84,000.

Abril Credit Facility

     Tevecap has entered, as the borrower, into a revolving credit facility (the "Abril Credit Facility") with Abril, as the lender. The Abril Credit Facility, effective December 6, 1995 and valid for a period of 36 months, allows the Company to draw down amounts not to exceed a maximum aggregate principal amount of $60,000,000. Since June 1996, Tevecap has from time to time requested, and Abril has provided, funding in excess of the aggregate maximum principal amount. The loans provided under the Abril Credit Facility are denominated in reais, unless the loan is a pass-through loan that Abril has funded in US dollars, in which case the loan is funded in a real-equivalent amount. Abril has agreed to use its reasonable commercial efforts to obtain the lowest possible interest rates for its loans to Tevecap under the Abril Credit Facility. As of October 31, 1996, the aggregate principal amount of loans outstanding under the Abril Credit Facility was approximately $105.8 million, which was fully repaid to Abril with the proceeds of the offering of the Notes. As of December 31, 1996, the Company had not redrawn any amounts under the Abril Credit Facility. See
Note 9 to the Financial Statements included in this Annual Report.

Other Intercompany/Shareholder Loans

     Tevecap has used the proceeds from the Abril Credit Facility to make capital contributions to TVA Sistema and Galaxy Brasil, as well as to extend loans to various interrelated companies. The aggregate outstanding amounts under these loans as of December 31, 1996 were: $25.6 million to TVA Brasil; $16.4 million to Galaxy Brasil; $12.3 million to SMC; $8.3 million to TVA Sul; $3.7 million to Canbras TVA; $188,000 to Comercial Cabo Sao Paulo; and $96,000 to other affiliates.

     Abril has received loans from ESPN Brasil Ltda., which loans, as of December 31, 1996, had an aggregate principal outstanding amount of $1.5 million.

     In addition, TVA Sistema has made loans to various interrelated companies. The aggregate principal outstanding amounts under these loans as of December 31, 1996 were $2.9 million to TVA Sul and $130,000 to TV Show Time. TV Show Time has loans outstanding to Abril, which loans, as of December 31, 1996, had an aggregate outstanding amount of approximately $2.7 million.

     All other intercompany and shareholder loans outstanding as of December 31, 1996 equaled an aggregate principal amount of approximately $1.6 million.

Advances of Capital Contributions

     As of December 31, 1996, the Company had made advances of capital contributions of $254.2 million, $10.6 million and $53,256 to TVA Sistema, TVA Sul and other affiliates, respectively.

Service Agreement with Licenseholders

     Pursuant to a Service Agreement, dated July 22, 1994, as amended, TVA Brasil and TV Show Time (the "Licenseholders") agreed to transfer to TVA all the rights and benefits associated with their current and future pay-television licenses, with the exception of licenses operated by companies in which TVA has minority interests. While the Licenseholders retained the title to such licenses, the Licenseholders promised to take all steps necessary to transfer the title of such licenses to Tevecap. Such steps included the appropriate procedures required by the Ministry of Communications and any other governmental authority regulating the transfers. The transfer of the title to such licenses is currently either pending, subject to approval by the Ministry of Communications, or waiting for the passage of certain statutory or regulatory waiting periods.


                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.


                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

     Not applicable.


ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

     Not applicable.


ITEM 17. FINANCIAL STATEMENTS

     The Company is furnishing financial statements pursuant to the instructions in Item 18 of Form 20- F.


ITEM 18. FINANCIAL STATEMENTS

     See Item 19(a) for a list of financial statements filed as part of this Form 20-F.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements. The following financial statements and schedules are filed as part of this annual report, together with the report of the independent accountants.


                        INDEX TO THE FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----

Report on Consolidated Financial Statements of Tevecap S.A. and
   Subsidiaries as of December 31, 1996 and 1995 and for each of the
   three years in the period ended December 31, 1996 ...................   F-1

     Report of Independent Accountants .................................   F-2

     Consolidated Balance Sheets as of December 31, 1996 and 1995 ......   F-3

     Consolidated Statements of Operations for each of the three
       years in the period ended December 31, 1996 .....................   F-5

     Consolidated Statements of Change in Shareholders' Equity
       and Statement of Redeemable Common Stock for each of
       the three years in the period ended December 31, 1996 ...........   F-6

     Consolidated Statements of Cash Flows for each of the three
       years in the period ended December 31, 1996 .....................   F-7

     Notes to these Consolidated Financial Statements ..................   F-9


                                                                           Page
                                                                           ----
Report on Financial Statements of TVA Sistema de Televisao S.A.
     as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 ........................  F-44

     Report of Independent Accountants ..................................  F-45

     Balance Sheets as of December 31, 1996 and 1995 ....................  F-46

     Statements of Operations for each of the three
        years in the period ended December 31, 1996 .....................  F-48

     Statements of Change in Shareholders' Equity for each of the three years in the period ended December 31, 1996 ... F-49

     Statements of Cash Flows for each of the three
        years in the period ended December 31, 1996 .....................  F-50

     Notes to these Financial Statements ................................  F-51

                                                                            Page
                                                                            ----
Report on Financial Statements of TVA Sul Participacoes S.A. and
Subsidiaries as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 ........................  F-64

 Report of Independent Accountants .......................................  F-65

 Balance Sheets as of December 31, 1996 and 1995 .........................  F-66

 Statements of Operations for each of the three
     years in the period ended December 31, 1996 .........................  F-68

 Statements of Change in Shareholders' Equity for
     each of the three years in the period ended December 31, 1996 .......  F-69

 Statements of Cash Flows for each of the three
     years in the period ended December 31, 1996 .........................  F-70

 Notes to these Financial Statements .....................................  F-72

                                                                            Page
                                                                            ----

TV Alfa Cabo Ltda., TCC TV A Cabo Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TVA Sul Parana Ltda., TVA Sul Foz do
Iguacu Ltda. and TVA Sul Santa Catarina Ltda .............................  F-85

 Report of Independent Accountants .......................................  F-86

 Balance Sheets as of December 31, 1996 ..................................  F-92

 Statements of Income the periods ended December 31, 1996 ................  F-94

 Statements of Change in Shareholders' Equity for
     the periods ended December 31, 1996 .................................  F-95

 Statements of Cash Flows for the periods ended
     December 31, 1996 ...................................................  F-96

 Notes to Financial Information ..........................................  F-97


         (b) Exhibits. Not applicable.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has dully caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVECAP S.A.



By:     /s/ Jose Augusto P. Moreira
---------------------------------------
Name:    Jose Augusto P. Moreira
Title:   Officer


By:     /s/ Claudio Cesar D'Emilio
---------------------------------------
Name:    Claudio Cesar D'Emilio
Title:   Officer


Date:    July 18, 1997

                                  TEVECAP S.A.
                                AND SUBSIDIARIES

                             REPORT ON CONSOLIDATED
                              FINANCIAL STATEMENTS

                      as of December 31, 1996 and 1995 and
                    for each of the three years in the period
                             ended December 31, 1996

                                  TEVECAP S.A.

                                AND SUBSIDIARIES

                   Index to Consolidated Financial Statements





Contents


                                                                            Page

Report of Independent Accountants                                           F-2

Consolidated Balance Sheets as of December 31, 1996 and 1995                F-3

Consolidated Statements of Operations for each of the three
years in the period ended December  31, 1996                                F-5

Consolidated Statements of Change in Shareholders' Equity and
Statement of Redeemable Common Stock for each of the three years
in the period ended December 31, 1996                                       F-6

Consolidated Statements of Cash Flows for each of the three years
in the period ended December 31, 1996                                       F-7

Notes to  these Consolidated Financial Statements                           F-9

Report of Independent Accountants


To the Shareholders and Directors of
TEVECAP S.A.

We have audited the accompanying consolidated balance sheets of TEVECAP S.A. and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity and redeemable common stock and cash flows for each of the three years in the period ended December 31, 1996, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TEVECAP S.A. and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with accounting principles generally accepted in the United States of America.


Coopers & Lybrand

Sao Paulo, Brazil
April 11, 1997

TEVECAP S.A.

AND SUBSIDIARIES


Consolidated Balance Sheets

December 31, 1996 and 1995
(in thousands of U.S. dollars)


                                                               December 31,
                                                           ---------------------
                                                             1996         1995
                                                           --------     --------
                             ASSETS

Current assets
   Cash and cash equivalents (Note 3)                      $104,798     $ 24,201
   Accounts receivable, net (Note 4)                         32,296       11,253
   Inventories (Note 5)                                      13,095       13,076
   Film exhibition rights (Note 6)                            1,061           30
   Prepaid and other assets (Note 7)                          2,829        2,968
   Other accounts receivable (Note 8)                         3,008          985
                                                           --------     --------

               Total current assets                         157,087       52,513
                                                           --------     --------

Property, plant and equipment, net (Note 12)                233,593      131,266
Investments (Note 11)
   Equity affiliates                                          7,667        3,462
   Cost basis investees                                      16,326       11,240
   Concessions, net                                          17,574        7,978
Loans to related companies (Note 9)                          15,308        6,732
Debt issuance costs                                           9,145          --
Others                                                        2,422        3,657
                                                           --------     --------

               Total assets                                $459,122     $216,848
                                                           ========     ========



The accompanying notes are an integral part of these consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 1996 and 1995
(in thousands of U.S. dollars)

                                                                                                             December 31,
                                                                                                   --------------------------------
                                                                                                     1996                   1995
                                                                                                   ---------              ---------
                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Short-term bank loans (Note 13)                                                                 $  18,039              $    --
   Film suppliers                                                                                      7,012                  5,892
   Other suppliers                                                                                    52,932                 52,078
   Taxes payable other than income taxes                                                               8,953                  6,171
   Accrued payroll and related liabilities                                                             6,141                  4,571
   Advance payments received from subscribers                                                         10,482                  3,986
   Other accounts payable (Note 14)                                                                    4,543                  3,272
                                                                                                   ---------              ---------

               Total current liabilities                                                             108,102                 75,970
                                                                                                   ---------              ---------

Long-term liabilities
   Loans (Note 13)                                                                                   250,464                   --
   Loans from related companies (Note 9)                                                               2,721                    586
   Loans from shareholders (Note 15)                                                                   1,640                  3,086
   Provision for claims (Note 19)                                                                      5,045                  3,763
   Liability to  Fund Equity investee (Note 11)                                                        1,107                  2,169
   Deferred hook-up fee revenue                                                                        4,883                   --
                                                                                                   ---------              ---------

               Total long-term liabilities                                                           265,860                  9,604
                                                                                                   ---------              ---------

Commitments and contingencies (Note 17)

Minority interest                                                                                      1,778                   --
Redeemable common stock, no par value, 85,637,516 shares
   issued and outstanding                                                                            164,910                149,534

Shareholders' equity
   Common stock, no par value, 111,075,339
      shares issued and outstanding (Note 18)                                                        142,495                142,495
   Accumulated deficit                                                                              (224,023)              (160,755)
                                                                                                   ---------              ---------

               Total shareholders' equity                                                            (81,528)               (18,260)
                                                                                                   ---------              ---------

               Total liabilities and shareholders' equity                                          $ 459,122              $ 216,848
                                                                                                   =========              =========


The accompanying notes are an integral part of these consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Operations

for the years ended December 31, 1996, 1995 and 1994
(in thousands of U.S. dollars)

                                                                                               Year ended December 31,
                                                                                    -----------------------------------------------
                                                                                      1996               1995               1994
                                                                                    ---------          ---------          ---------
Gross revenues
   Monthly subscriptions                                                            $ 123,020          $  62,496          $  27,976
   Installation                                                                        61,717             26,045              6,997
   Advertising                                                                          7,532              8,377              5,727
   Indirect programming                                                                11,377              2,866              1,626
   Other                                                                                8,192              2,226              1,446
   Revenue taxes                                                                      (13,747)            (7,506)              (872)
                                                                                    ---------          ---------          ---------
            Net revenue                                                               198,091             94,504             42,900
                                                                                    ---------          ---------          ---------

Direct operating expenses
   Payroll and benefits                                                                27,203             12,520              8,022
   Programming                                                                         42,391             21,609             12,133
   Transponder lease cost                                                              10,847              7,568              1,555
   Technical assistance                                                                 5,507              5,152              1,622
   Vehicle rentals                                                                      1,862              1,732                788
   TVA magazine                                                                         6,842              3,318              1,430
   Other costs                                                                         17,645             10,127              3,109
                                                                                    ---------          ---------          ---------
                                                                                      112,297             62,026             28,659
                                                                                    ---------          ---------          ---------

Selling, general and administrative expenses
   Payroll and benefits                                                                27,431             21,627             14,241
   Advertising and promotion                                                           21,355             11,122              3,540
   Rent                                                                                 3,422              1,073                656
   Other administrative expenses                                                       18,910              6,673              2,206
   Other general expenses                                                              10,337              6,407              3,727
                                                                                    ---------          ---------          ---------
                                                                                       81,455             46,902             24,370
                                                                                    ---------          ---------          ---------

Allowance for obsolescence                                                              2,250               --                 --
Depreciation                                                                           26,539             12,848              6,177
Amortization                                                                            1,677                420               --
                                                                                    ---------          ---------          ---------
            Operating loss                                                            (26,127)           (27,692)           (16,306)
                                                                                    ---------          ---------          ---------

Interest income                                                                         5,813              3,118             21,806
Interest expense                                                                      (17,520)           (17,745)           (16,413)
Translation gain (loss)                                                                   473               (339)              (914)
Equity in losses of affiliates                                                         (8,532)            (3,672)               383
Gain on issuance of shares by equity investees                                          2,317               --                 --
Other nonoperating (expenses) income, net                                              (6,009)             4,389             (1,273)
                                                                                    ---------          ---------          ---------

            Loss before income taxes and minority interest                            (49,585)           (41,941)           (12,717)
Income taxes (Note 10)                                                                   (156)              --                 --
                                                                                    ---------          ---------          ---------

            Loss before minority interest                                             (49,741)           (41,941)           (12,717)


Minority interest                                                                       1,849                871                720
                                                                                    ---------          ---------          ---------

            Net loss                                                                $ (47,892)         $ (41,070)           (11,997)
                                                                                    =========          =========            =======


The accompanying notes are an integral part of these consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity and Statement of Redeemable Common Stock



for the years ended December 31, 1996, 1995 and 1994
(in thousands of U.S. dollars)

                                                                                                                          Redeemable
                                                                       Paid-in                             Total            Common
                                                                       Capital       Accumulated       Shareholders'         Stock
                                                                      (Note 18)         Deficit           Equity           (Note 18)
                                                                      ---------        ---------         ---------         ---------
Balance as of December 31, 1993 (Combined)                            $  10,797        $(102,908)        $ (92,111)             --

Capital contributed on:
   June 30, 1994                                                        131,698                            131,698              --
   July 25, 1994                                                                                                           $  19,754
Net loss for the period                                                                  (11,997)          (11,997)             --
                                                                      ---------        ---------         ---------         ---------

Balance as of December 31, 1994 (Consolidated)                          142,495         (114,905)           27,590            19,754

Capital contributed on:
   September 22, 1995                                                                                                          2,000
   September 25, 1995                                                                                                          8,000
   September 26, 1995                                                                                                         40,000
   December 8, 1995                                                                                                           75,000
Net loss for the period                                                                  (41,070)          (41,070)             --
Accretion related to Redeemable Common Stock                                              (4,780)           (4,780)            4,780
                                                                      ---------        ---------         ---------         ---------

Balance as of December 31, 1995 (Consolidated)                          142,495         (160,755)          (18,260)          149,534

Net loss for the period                                                                  (47,892)          (47,892)             --
Accretion related to Redeemable Common Stock                                             (15,376)          (15,376)           15,376
                                                                      ---------        ---------         ---------         ---------

Balance as of December 31, 1996 (Consolidated)                        $ 142,495        $(224,023)        $ (81,528)        $ 164,910
                                                                      =========        =========         =========         =========


The accompanying notes are an integral part of these consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES


Consolidated Statements of Cash Flows

for the years ended December 31, 1996, 1995 and 1994 (in thousands of U.S. dollars)

                                                                                                Year Ended December 31,
                                                                                    -----------------------------------------------
                                                                                       1996              1994                1995
                                                                                    ---------          ---------          ---------
Cash flows from operating activities:
  Net loss                                                                          $ (47,892)         $ (41,070)         $ (11,997)
  Adjustments to reconcile net loss to net cash (used in)
    provided by operating activities:
    Depreciation                                                                       26,539             12,848              6,141
    Amortization                                                                        1,677                420               --
    Allowance for exhibition costs                                                       --                  827               --
    Allowance for doubtful accounts                                                     2,352              2,196                848
    Allowance for obsolescence                                                          2,250               --                 --
    Provision for claims                                                                1,276              2,688                864
    Minority interest                                                                  (1,849)              (871)              (721)
    Disposal and write-off of property, plant and equipment                             1,005                341                662
    Gain on issuance of shares by equity investees                                     (2,317)              --                 --
    Equity in losses (income) of affiliates                                             8,532              3,672               (383)
  Changes in operating assets and liabilities:
    Film exhibition rights                                                             (1,031)               560               (114)
    Accounts receivable                                                               (23,395)            (5,908)            (7,007)
    Prepaid and other assets                                                           (8,973)            (1,269)            (1,364)
    Other accounts receivable                                                            (775)              (709)              (199)
    Accrued interest                                                                    5,908              9,241                723
    Inventories                                                                        (2,227)            (7,373)            (2,383)
    Suppliers                                                                           1,549             36,275              5,309
    Taxes payable other than income taxes                                               2,665              4,881                685
    Accrued payroll and related liabilities                                             1,371              1,636              1,454
    Advances received from subscribers                                                  6,451              2,956               (496)
    Deferred hook-up fee revenue                                                        4,883               --                 --
    Other accounts payable                                                              4,305              1,648             (1,729)
                                                                                    ---------          ---------          ---------
               Net cash (used in) provided by operating activities                    (17,696)            22,989             (9,707)
                                                                                    ---------          ---------          ---------

Cash flows from investing activities:
  Purchase of property, plant and equipment                                          (125,612)           (93,029)           (22,369)
  Loans to related companies                                                          (39,181)            (7,967)            (3,482)
  Cash received on loans to related companies                                          31,696              2,591              4,481
  Purchase of concessions                                                             (14,235)            (6,393)            (2,035)
  Investments in equity and cost investments                                          (16,568)           (14,863)              (929)
                                                                                    ---------          ---------          ---------
               Net cash used in investing activities                                 (163,900)          (119,661)           (24,334)
                                                                                    ---------          ---------          ---------

Cash flows from financing activities:
  Bank loans                                                                          268,503               --                 --
  Capital contributions                                                                  --              125,000            151,452
  Repayments of loans from shareholders                                                (2,929)              --               (3,082)
  Loans from related companies                                                        168,414            131,860             96,986
  Repayments of loans from related companies                                         (171,795)          (140,631)          (186,755)
  Repayment of loans from banks                                                          --                 --              (19,935)
                                                                                    ---------          ---------          ---------
               Net cash provided by financing activities                              262,193            116,229             38,666
                                                                                    ---------          ---------          ---------

Net increase in cash and cash equivalents                                              80,597             19,557              4,625
Cash and cash equivalents at beginning of the period                                   24,201              4,644                 19
                                                                                    ---------          ---------          ---------
               Cash and cash equivalents at end of the period                       $ 104,798          $  24,201          $   4,644
                                                                                    ---------          ---------          ---------

Supplemental cash disclosure:
  Cash paid for interest                                                            $   7,312          $   8,390          $  16,413
                                                                                    =========          =========             ======


The accompanying notes are an integral part of these consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 1996 and 1995 (in thousands of U.S. dollars)

                                                                                                    Year Ended December 31,
                                                                                       ---------------------------------------------
                                                                                         1996                 1995             1994
                                                                                       --------             --------           -----
Supplemental noncash financing activities:
  Accrued interest on related company loans refinanced
    as principal balance                                                               $    354             $  9,355           $ --
                                                                                       ========             ========           =====

Details of acquisitions:
  Fair value of assets acquired                                                        $ 15,701                 --               --
  Liabilities assumed                                                                    (1,385)                --               --
                                                                                       --------             --------           -----

  Cash paid                                                                              14,316                 --               --
  Less: cash acquired                                                                       (81)                --               --
                                                                                       --------             --------           -----
Net cash paid for acquisitions                                                         $ 14,235                 --               --
                                                                                       ========             ========           =====


The accompanying notes are an integral part of these consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements

(in thousands of U.S. dollars)





1.   The Company and its principal operations

     The accompanying consolidated financial statements have been prepared to reflect the consolidated results of TEVECAP S.A. and its subsidiaries (the "Company").

     TEVECAP  S.A.  is a  holding  company,  the  subsidiaries  of which  render services related to wireless cable and cable and parabolic antenna television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in Brazil.

2.   Summary of significant accounting policies

     Significant policies followed in the preparation of the accompanying consolidated financial statements are described below:

2.1  Basis of presentation and consolidation

     a) Basis of presentation

     The consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates which will have a positive or negative effect on future period results.

     b) Consolidation as of and for the three years ended December 31, 1996

     On June 30, 1994, TEVECAP S.A. was established as a holding company for certain entities which were under common control. Subsequent to this date, additional entities were formed


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


     under, or acquired by TEVECAP S.A., as described elsewhere in these consolidated financial statements. Accordingly, the consolidated financial statements as of and for the year ended December 31, 1994 and thereafter are prepared on a consolidated basis.

     The  consolidated   financial   statements  include  the  accounts  of  all
     majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

2.2  Accounting records

     As required by Brazilian Law and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency (real). In order to present the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, the Company maintains additional accounting records which are used solely for this purpose.

2.3  Currency remeasurement

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions", the United States dollar has been assumed to be the functional currency as Brazil is a "hyperinflationary" country. As such, the local accounts of the Company are translated into United States dollars as follows:

     o Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.0394 to US$1 in effect on December 31, 1996; and R$0.973 to US$1 in effect on December 31, 1995.

     o Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates, and deferred income taxes, which are translated at the current rate. Translation gains/losses are recognized in the income statement.


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


2.4  Consolidated financial statements

     The Company's operating subsidiaries included in the consolidated financial statements are:

                                                                                 Ownership Interest as of
                                                                                       December 31,
                                                                                ----------------------------
                                                                                 1996                 1995
                                                                                -------              -------
     Owned Systems
         TVA Sistema de Televisao S.A.                                           98.00%               98.00%
         TVA Sul Participacoes S.A.                                              87.00%                 --
            TVA Sul Parana Ltda. (a), (b)                                        87.00%               80.00%
            TVA Sul Santa Catarina Ltda. (b)                                     87.00%                 --
            TVA Sul Foz do Iguacu Ltda. (b)                                      87.00%                 --
            TCC TV a Cabo Ltda. (b)                                              87.00%                 --
            TV Alfa Cabo Ltda. (b)                                               87.00%                 --
            CCS Camboriu Cable Systems de Telecomunicacoes Ltda.                 52.20%                 --
         Galaxy Brasil S.A.                                                     100.00%              100.00%

     License Subsidiary
         Comercial Cabo TV Sao Paulo Ltda. (c)                                  100.00%              100.00%

     Programming Ventures
         TVA Communications Ltd.                                                100.00%              100.00%
            TVA Communications Aruba N.V.                                       100.00%                 --

------------

(a) In August 1996, TVA Curitiba Servicos Telecomunicacoes Ltda. changed its name to TVA Parana Ltda. ("Parana"). The Company's initial investment in Parana together with its contributions of $18,454 relating to the acquisition of 27,712,345 shares during the year ended December 31, 1996, was in excess of the Company's share of the book value of Parana after the contribution. This resulted in a loss of $2,727.

(b) One common share in each of these entities is owned by a Brazilian National pursuant to local legislative requirements.

(c)  0.00149% of the common  shares in this entity are owned by the  controlling
     shareholder   of  the  parent   company   pursuant  to  local   legislative
     requirements.

2.5  Acquisitions

     During the year ended December 31, 1996, the Company acquired control of the following entities which were accounted for under the purchase method of accounting: i) in February 1996, the Company acquired TVA Sul Santa Catarina ("TVA SSC"); ii) in March 1996, the Company acquired TCC TV a Cabo Ltda. ("TCC") and TV Alfa Cabo Ltda. ("TV Alfa"); and iii) in May 1996, the Company acquired TVA Sul Foz do Iguacu Ltda. ("TVA SF") and CCS Camboriu Cable Systems de Telecomunicacoes Ltda. ("CCS"). In each case, the excess of the purchase price over the fair value of assets acquired represents the value of concessions of certain television stations. These concessions are being amortized on a straight line basis over ten years.

     The purchase prices have been allocated to the assets purchased and the liabilities assumed based upon the fair values on the dates of acquisition, as follows:


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


     Camboriu Cable Systems de Telecomunicacoes Ltda. ("CCS"). In each case, the excess of the purchase price over the fair value of assets acquired represents the value of concessions of certain television stations. These concessions are being amortized on a straight line basis over ten years.

     The purchase prices have been allocated to the assets purchased and the liabilities assumed based upon the fair values on the dates of acquisition, as follows:

                                            TVA SSC    TVA SF       CCS        TCC      TV Alfa
                                            -------    -------    -------    -------    -------
     Current assets, other than cash           --      $    23    $     7    $    51    $     5
     Property, plant and equipment          $    25        319      3,501        238        176
     Other assets                              --            3       --         --         --
     Concessions                                 45      5,346        841      2,622      2,418
     Other liabilities                          (55)      (377)      (139)      (127)      (687)
                                            -------    -------    -------    -------    -------

     Purchase price, net of cash received   $    15    $ 5,314    $ 4,210    $ 2,784    $ 1,912
                                            =======    =======    =======    =======    =======

                Total purchase price        $    15    $ 5,324    $ 4,210    $ 2,834    $ 1,933
                                            =======    =======    =======    =======    =======

     The operating results of these acquired businesses have been included in the consolidated statement of operations from the dates of acquisition. On the basis of a pro forma consolidation of the results of operations as if the acquisitions had taken place on January 1, 1995, consolidated net revenues would have been $98,147 for the year ended December 31, 1995. Such pro forma amount does not purport to be indicative of results that would have occurred had the acquisition been in effect for the periods presented, not do they purport to be indicative of the results that will be obtained in the future.

     The Company is unable to present pro forma amounts for income before extraordinary items and net income as, although management attempted to obtain such information from the owners, it was not available. These entities were acquired for the purpose of expanding the cable TV system penetration for the Company. The assets purchased will be operated under the Company's management, using the Company's programming and employees.

2.6  Cash and cash equivalents

     Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


2.7  Financial instruments

     In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 1996 and 1995 approximate management's best estimate of their estimated fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets, is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of payables to film suppliers and other suppliers, other accounts payable, loans to related companies and certain other short-term liabilities is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of loans from related companies approximates their respective carrying values as interest on these loans is at market rates.

2.8  Accounts receivable

     An allowance for doubtful accounts is established on the basis of an analysis of the accounts receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits.

2.9  Inventories

     Inventories consist of materials and supplies and imports in transit. Materials and supplies are used to provide service to new customers, and to ensure continuity of service to existing customers. Imports in transit represent materials purchased from foreign countries that have not yet been received.

     Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

     An allowance for obsolescence has been established on the basis of an analysis of slow-moving materials and supplies.


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


2.10 Film exhibition rights and program licensing

     Film exhibition rights and program licensing costs are deferred and recognized as the films and/or programs are exhibited. The allowance for exhibition expiration is determined based on management's estimate of the Company's capacity to telecast the films and projected revenue streams.

2.11 Property, plant and equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in Note 12.

2.12 Advertising

     Advertising revenues are recognized, and the production cost of commercials and programming are charged to expense, when the commercial is telecast.

2.13 Recoverability of long-lived assets to be held and used in the business

     Management reviews long-lived assets, primarily the Company's licenses and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made when appropriate.

     The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", from January 1, 1996, and the effect on the consolidated financial statements as a result of the adoption was not significant.

2.14 Revenue recognition

     Hook-up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred. The remainder is deferred and amortized to income over the estimated average period that subscribers are expected to remain connected to the system. Subscription revenues are recognized as earned on an accrual basis.

2.15 Licenses

       Televisao Show Time Ltda. ("TV Show Time") and TVA Brasil Radioenlaces Ltda. ("TVA Brasil") hold certain licenses covering certain operations of the Company. The use of such


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

     licenses is provided to the Company, for a nominal fee, under a Service Agreement dated July 22, 1994, as amended, among TEVECAP S.A., TV Show Time, TVA Brasil and Abril S.A.

     Pursuant to the Service Agreement, TV Show Time and TVA Brasil have agreed to transfer the licenses, which are carried at nil value, to TEVECAP S.A. at nominal cost.

2.16 Accounting for issuances of stock by subsidiaries and equity investees

     Gains or losses arising from the issuances of shares by subsidiaries and equity investees are recognized in income to the extent that the net book value of the shares owned after the sale exceeds or is lower than the net book value per share immediately prior to the sale of the shares by the subsidiary or equity investees.

3.   Cash and cash equivalents

     As of December 31, 1996 and 1995, cash and cash equivalents were comprised of:

                                                        1996              1995
                                                      --------          --------
     Cash on hand and in banks                        $  1,296          $    640
     Short-term investments                            103,502            23,561
                                                      --------          --------
                                                      $104,798          $ 24,201
                                                      ========          ========

4.   Accounts receivable

     As of December 31, 1996 and 1995, accounts receivable were comprised of:

                                                        1996             1995
                                                      --------         --------
     Subscriptions                                    $  8,798         $  5,154
     Installation fees                                  19,020            4,637
     Advertising and programming                         4,511            1,810
     Barter                                              5,248            2,989
     Others                                                478               70
     Allowance for doubtful accounts                    (5,759)          (3,407)
                                                      --------         --------
                                                      $ 32,296         $ 11,253
                                                      ========         ========


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

5.   Inventories

     As of December 31, 1996 and 1995, inventories were comprised of:

                                                        1996              1995
                                                      --------          --------
     Materials and supplies                           $ 14,323          $ 10,913
     Imports in transit                                  1,022             2,163
     Allowance for obsolescence                         (2,250)             --
                                                      --------          --------
                                                      $ 13,095          $ 13,076
                                                      ========          ========

6.   Film exhibition rights

     As of December 31, 1996 and 1995, film exhibition rights were comprised of:

                                                          1996           1995
                                                         -------        -------
     Exhibition rights                                   $ 2,223        $ 1,192
     Allowance for exhibition expiration                  (1,162)        (1,162)
                                                         -------        -------
                                                         $ 1,061        $    30
                                                         =======        =======

7.   Prepaid and other assets

     As of December 31, 1996 and 1995, prepaid expenses were comprised of:

                                                              1996         1995
                                                             ------       ------
     Advances to suppliers                                   $1,973       $2,078
     Prepaid TVA magazine publishing expenses                   510          562
     Prepaid meals and transportation                           227          171
     Others                                                     119          157
                                                             ------       ------
                                                             $2,829       $2,968
                                                             ======       ======


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

8.   Other accounts receivable

     As of December 31, 1996 and 1995, other accounts receivable were comprised of:

                                                                1996       1995
                                                               ------     ------
     Advances to employees                                     $  476     $  491
     Accounts receivable from related companies (Note 9)        1,460        389
     Others                                                     1,072        105
                                                               ------     ------
                                                               $3,008     $  985
                                                               ======     ======

9.   Related party transactions

     The following tables summarize the transactions between the Company and related parties as of December 31, 1996 and 1995 and for the three years ended December 31, 1996:

                                                               December 31,
                                                         -----------------------
                                                          1996             1995
                                                         ------           ------
     Abril S.A
        Accounts payable                                 $  104             --
        Loans payable                                     2,721           $   39

     Televisao Abril Ltda
        Accounts receivable                                 136             --

     ESPN do Brasil Ltda
        Accounts receivable                                  28              389
        Loans receivable                                   --              3,913
        Accounts payable                                    367              963

     Canbras TV a Cabo Ltda
        Accounts receivable                                  70             --
        Loans receivable                                  3,710              815
        Loans payable                                      --                547

     HBO Partners
        Accounts receivable                                 271             --
        Loans receivable                                  1,792            1,879

     TV Sagatti
        Loans receivable                                   --                118

     Galaxy Latin America
        Loans receivable                                  7,100             --
        Accounts payable                                    769             --


Continued

                                                               December 31,
                                                         -----------------------
                                                          1996             1995
                                                         ------           ------
     TVAICO
        Loans receivable                                 $1,640             --

     AICO
        Loans receivable                                 $1,059             --

      LEONarDO PETRELLI
        Accounts receivable                              $  906             --

     Editora Azul
        Accounts payable                                   --             $  104

     Others
        Accounts receivable                              $   49             --
        Loans receivable                                 $    7           $    7
        Accounts payable                                 $    4           $   55


                                                 Year ended December 31,
                                         ---------------------------------------
                                           1996           1995            1994
                                         --------       --------         -------
     Abril S.A
        Net interest expense             $  7,196       $ 16,566           --
        Printing costs                   $  4,516          2,723          1,309

     ESPN do Brasil Ltda
        Programming costs                $  3,850       $    646           --
        Net interest income              $   (773)          --             --
        Net interest expense                 --         $    330           --

     AICO
        Net interest income              $   (354)          --             --

     TV Filme
        Programming revenue              $ (6,435)          (742)          (163)

     Canbras TV a Cabo
        Net interest expense             $    150           --             --
        Programming revenue              $   (207)          --             --

     Loans granted to or obtained from related companies, under loan agreements, are denominated in reais and subject to variable interest of 1.80% to 2.50% per month in December 31, 1996 (3.44% per month in December 31, 1995).


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


     Effective December 31, 1996 the Company has a credit facility with Abril S.A. under which the Company is allowed to borrow up to $60,000 on a revolving basis until December 1998. In November 1996, TEVECAP S.A. raised funds through a private placement of $250,000 million 12.625% senior notes. Part of the proceeds of this placement were used to repay the amount drawn under this facility. The Company has not drawn any amounts under the facility subsequent to the application of such proceeds.

     Additionally, Abril S.A. provided a guarantee in the course of the year for equipment imported by Galaxy Brasil S.A., TVAST, TV Filme and TVA Parana. The amount outstanding pursuant to this guarantee as of December 31, 1996 was $58,345.

     The Company and Falcon International Communications Services Inc., one of the Company's shareholders, signed a consulting service agreement on April 1, 1996 related to the Company's operations and technologies. Initially, the duration of this agreement is two years, renewable every subsequent two-year period thereafter. The payment for the consulting services amounts to $200 per annum.

     Related-party transactions relating to programming sales and costs and printing services costs were carried out at usual market rates and terms.

10.  Deferred income tax

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1996 and 1995 are as follows:

                                                            1996         1995
                                                          --------     --------
     Deferred tax assets:
        Net operating loss carryforwards                  $ 44,562     $ 32,700
        Deferred charges                                     7,536        7,720
        Deferred hook-up fee revenue                         1,611         --
        Allowance for obsolescence                             437         --
        Provision for claims                                 1,528         --
        Allowance for decoders                                 438         --
        Others                                                 148          680
                                                          --------     --------

                    Total gross deferred tax asset          56,260       41,100
                                                          --------     --------

           Less valuation allowance                        (50,274)     (33,111)
                                                          --------     --------

     Net deferred tax asset                                  5,986        7,989

     Deferred tax liability:
        Installation costs                                  (5,986)      (7,989)
                                                          --------     --------

                    Total gross deferred tax liability      (5,986)      (7,989)
                                                          --------     --------

     Net deferred tax asset                               $   --       $   --
                                                          ========     ========


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


     The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109.

     As of December 31, 1996, the Company and subsidiaries have unexpirable accumulated tax losses of $135,036.

     The consolidated income tax credit was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                    December 31,
                                                       ----------------------------------
                                                         1996         1994         1995
                                                       --------     --------     --------
Loss before income taxes and minority interest         $ 49,585     $ 41,941       12,717
Statutory income tax rate                                    33%       30.56%          43%
                                                       --------     --------     --------
                                                         16,363       12,817        5,468
Increase (decrease) in the income tax rate                2,644       (8,466)       3,037
Monetary correction net of unallowable
      amortization                                        2,088         (308)     (11,240)
Monetary correction of deferred charges amortization      4,996       (5,576)     (14,264)
Translation rate difference on exhibition rights           --            381         (476)
Translation (loss) gain of tax losses                    (2,103)       1,896        5,606
Monetary correction of shareholders' equity                --          5,889       33,181
Monetary correction of installation materials             3,648         (314)      (5,708)
      depreciation
Equity in losses of affiliate                            (2,816)      (1,122)         165
Income before income tax of TVA communications           (1,436)          (6)        --
Others                                                   (6,377)      (1,345)        (207)
                                                       --------     --------     --------

Net income tax benefit for the period                    17,007        3,846       15,562
Increase in valuation allowance                         (17,163)      (3,846)     (15,562)
                                                       --------     --------     --------

                                                       $   (156)    $   --       $   --
                                                       ========     ========     ========

Income tax payable represents amounts owing by subsidiaries calculated on a unitary basis.


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


11.  Investments

     Investments as of December 31, 1996 and 1995 were comprised of:

                                                             Percentage
                                                             of Control        1996         1995
                                                             ----------       -------      -------
     Equity basis investments:
         TV Filme, Inc.                                       14.3(a)(b)      $ 6,840      $ 2,352
         ESPN Brasil Ltda.                                      50                827         --
         HBO Brasil Partners                                    33               --          1,110
                                                                              -------      -------

                                                                              $ 7,667      $ 3,462
                                                                              =======      =======
     Liability to fund joint venture or
         equity investee:
         ESPN Brasil Ltda.                                      50                --       $(2,009)
         Canbras TV a Cabo                                      36            $  (997)        (160)
         HBO Brasil Partners                                    33               (110)        --
                                                                              -------      -------

                                                                              $(1,107)     $(2,169)
                                                                              =======      =======

     Cost basis investments:
         Galaxy Latin America                                   10            $16,320      $11,220
         Others                                                                     6           20
                                                                              -------      -------

                                                                              $16,326      $11,240
                                                                              =======      =======

     Concessions, net:
         Stations in South of Brazil                                          $10,436         --
         Ype Radio e Televisao Ltda. concessions                                6,363      $ 6,363
         Comercial Cabo Ltda.                                                   1,970        1,970
         Other                                                                     65           65
         Amortization                                                          (1,260)        (420)
                                                                              -------      -------

                                                                              $17,574      $ 7,978
                                                                              =======      =======

----------

(a) Accounted for under the equity method because the Company has two seats out of six on the Board of Directors, is dependent on the Company for a substantial portion of its revenue and has an option to acquire an additional 2% interest.

(b) During the year ended December 31, 1996 there was a reduction in the interest of Tevecap S.A. in TV Filme, Inc. from 16.7% to 14.3% due to subscription of shares issued by other shareholders, for which an amount in excess of the book value was paid. This resulted in a capital gain of $2,317.


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


     On February 3, 1995, an agreement was signed between TEVECAP S.A., Hughes (GLA Inc./USA), Inversiones Divtel (ODC Cisneiros/Venezuela) and Multivision (MVS/Mexico) for the incorporation of Galaxy Latin America in August 1995. On March 3, 1995, the operational agreement between Galaxy Latin America and TEVECAP S.A. was formalized with the purchase of 10% of the shares of Galaxy Latin America for $7,194. On March 9, 1995, Galaxy Brasil S.A. was created, with 99.5% of the shares held by TEVECAP S.A. Galaxy Brasil S.A. provides distribution services of multichannel TV programs to all national regions. The transmission commenced February 1996. Galaxy Latin America will charge Galaxy Brasil for the use of a satellite.

     The ESPN Brasil joint venture was formed in June 1995, with TEVECAP S.A. and ESPN International each holding 50% of ESPN Brasil's shares. Operations commenced on June 15, 1995, and the objective of ESPN Brasil is the transmission of ESPN's international sport programs. Condensed financial information of the joint venture as of and for the years ended December 31, 1996 and 1995 are as follows:

                                             1996        1995
                                           --------    --------
                Current assets             $  3,640    $  3,483
                Non-current assets         $  2,107    $    262
                Current liabilities        $  3,663    $  3,850
                Long-term liabilities      $   --      $  3,913
                Revenues                   $ 12,733    $  4,748
                Gross losses               $ (9,785)   $ (2,884)
                Loss before income taxes   $(10,715)   $ (4,020)
                Net loss                   $(10,715)   $ (4,020)

     The Company holds a 33.33% interest in HBO Brasil Partners joint venture. The operations commenced in 1994 and condensed financial information as of and for the years ended December 31, 1996 and 1995 are as follows:

                                             1996        1995
                                           --------    --------
                Current assets             $ 10,080    $  6,385
                Non-current assets         $  1,659    $    762
                Current liabilities        $ 11,615    $  3,855
                Long-term liabilities      $   --      $   --
                Revenues                   $ 20,867    $ 11,354
                Gross losses               $ (3,072)   $ (4,384)
                Loss before income taxes   $ (3,168)   $ (4,323)
                Net loss                   $ (3,168)   $ (4,323)


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


     On April 3, 1995, TEVECAP S.A. acquired 49% of the common shares and 49% of the preferred shares of Ype Radio e Televisao Ltda., for $6,363, obtaining the concession of certain television channels. The concessions are being amortized over ten years.

     In previous years the Company acquired Comercial Cabo Ltda., obtaining the concessions for certain television channels and other minor investments. The concessions are being amortized over ten years.

12.  Property, plant and equipment

     As of December 31, 1996 and 1995, property, plant and equipment were comprised of:

                                                                Annual
                                                             Depreciation
                                                                 Rate
                                                                  %            1996         1995
                                                             ------------   ---------     ---------
     Machinery and equipment                                      10        $  47,784     $  37,877
     Converters                                                   10          101,837        36,485
     Leasehold improvements                                       25            2,111         1,830
     Furniture and fixtures                                       10            2,089         1,226
     Premises                                                     10            2,730         1,116
     Vehicles                                                     20            1,257           457
     Software                                                     20            2,949         1,529
     Tools                                                        10              696           621
     Reception equipment                                          20           73,330        45,711
     Cable plant                                                  10           25,385         6,513
     Building                                                      4           11,734           342
                                                                            ---------     ---------

                                                                              271,902       133,707
     Accumulated depreciation                                                 (50,661)      (23,373)
     Telephone line use rights                                                  2,320         1,453
     Trademarks, patents and others                                               165           577
     Fixed assets in transit                                                    8,917        18,902
     Others                                                                       950          --
                                                                            ---------     ---------

                                                                            $ 233,593     $ 131,266
                                                                            ---------     ---------


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


13.  Loans

     As of December 31, 1996, loans were comprised of:

                                                          Short-term   Long-term
                                                          ----------   ---------

     Working capital, foreign currency denominated         $  3,123     $250,464
     Local currency financings                               14,916         --
                                                           --------     --------

                                                           $ 18,039     $250,464
                                                           ========     ========

     On November 26, 1996, TEVECAP S.A. raised funds in foreign markets through a private placement amounting to $250,000 of Senior Notes. These Senior Notes mature on November 26, 2004 and are guaranteed by certain of TEVECAP S.A.'s subsidiaries. Interest thereon is at 12.625% per annum and is payable on May 25 and November 25 of each year commencing on May 25, 1997.

     Debt issuance costs associated with the 12,625% senior notes amounted to $9,241 and are being amortized over the term of the Senior Notes. Amortization costs for the year ended December 31, 1996 amounted to $96.

     Short-term financings in local currency are secured by promissory notes and chattel mortgages, and bear interest at rates varying from 8% to 9% per year.

     Shor-term bank loans as of December 31, 1996 represent the refinancing of certain supplier payables. The average short-term interest rate on such loans is LIBOR Plus 1.5%.

14.  Other accounts payable

     As of December 31, 1996 and 1995, other accounts payable were comprised of:

                                                           1996            1995
                                                          ------          ------
     Accounts payable to related
       companies (Note 9)                                 $1,244          $1,122
     Advertising                                             265             427
     Importation expenses payable                          1,627             599
     Others                                                1,407           1,124
                                                          ------          ------

                                                          $4,543          $3,272
                                                          ======          ======


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


15.  Loans from shareholders

     Loans from shareholders as of December 31, 1996 and 1995 were comprised of:

                                                         1996              1995
                                                        ------            ------
     Roberto Civita                                     $ --              $2,616
     Maricla I. R. Rossi                                  --                  61
     Edgard Silvio Faria                                  --                 184
     Angelo Silvio Rossi                                  --                  45
     Leonardo Petrelli                                   1,640               180
                                                        ------            ------

                                                        $1,640            $3,086
                                                        ======            ======

     Loans from shareholders in 1995 were subject to interest based on the UFIR (Fiscal Reference Unit) variation which was 22.46% during that year. The December 31, 1996 loan balance represents an advance from a shareholder and is not subject to interest.

16.  Insurance

     The  Company  maintains   insurance  coverage  for  its  fixed  assets  and
     inventories in an amount considered sufficient to cover the risks involved.

17.  Leased assets and commitments

     The Company has entered into film distribution contracts and licensing agreements with film producers for programming for future periods. Such contracts and agreements, which range in life from one to nine years with the exception of a specific contract with ESPN which has a life of 50 years, require a per-subscriber fee to be paid by the Company on a monthly basis.

     The Company has funding commitments related to Galaxy Latin America, TV Filme, ESPN Brasil Ltda., HBO Brasil Partners, Canbras TVA and CNBC of approximately $27,009 which must be met prior to December, 1997.


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


     The Company has rented its office space until the year 2001. As of December 31, 1996, future minimum rental payments applicable to operating leases in respect of this space aggregate approximately $5,038, as follows:

                                  1997   $1,805
                                  1998    1,438
                                  1999      623
                                  2000      589
                                  2001      583
                                         ------

                                 Total   $5,038
                                         ======

     As of December 31, 1996, the Company had contractual commitments with Embratel for transponder use until the year 2003. Based on the contract provisions, these commitments are currently estimated to aggregate approximately $71,854, as follows:

                                 1997   $11,665
                                 1998    11,665
                                 1999    11,665
                                 2000    11,665
                                 2001    11,665
                                 2002     8,054
                                 2003     5,475
                                        -------

                                Total   $71,854
                                        =======

     Through its subsidiary, Galaxy Brasil S.A., the Company has a licensing agreement with Galaxy Latin America for the use of the trademark, DirecTV, satellite and programming, which requires a per-subscriber fee to be paid by the Company on a monthly basis for an indefinite period, calculated based on the number of subscribers.

18.  Common stock

     Common stock as of December 31, 1996 and 1995 was comprised of:

                                      1996                       1995
                           -------------------------   -------------------------
                               US$         Shares          US$          Shares
                           -----------   -----------   -----------   -----------
     Common stock subject
        to redemption      $   144,754    85,637,516   $   144,754    85,637,516
                           ===========    ==========   ===========    ==========
     Paid-in capital       $   142,495   111,075,339   $   142,495   111,075,339
                           ===========   ===========   ===========   ===========


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


  a) Common stock subject to redemption

     As of December 31, 1996 and 1995, 43.5% of the common stock of TEVECAP S.A. was subject to an Event Put i.e. a "triggering event" under the Stockholders Agreement pursuant to which each of the shareholders (other that Abril) may, in certain circumstances, demand that TEVECAP S.A. purchase all or a portion of its shares, unless the shares of capital stock held by such Stockholder are publicly registered, listed or traded. In addition, as of December 31, 1996 and 1995, 14.2% of these shares are also subject to Time Put whereby, pursuant to the Stockholders Agreement, Falcon International may demand that TEVECAP S.A. buy all or a portion of Falcon's shares of capital stock held in TEVECAP S.A. if such shares are not publicly registered, listed or traded by September 22, 2002.

     For purposes of the Event Put, triggering events are: (i) the amount of the capital stock held by a stockholder with an Event Put exceeds the amount allowed under any legal restriction to which such Stockholder may be subject ("Regulatory Put"); (ii) a breach without cure within a designated period by certain specified entities/individuals of any representation, warranty, covenant or duty made or owed pursuant to certain agreements;
     (iii) a breach without cure within a designated period by Abril of the Abril Credit Facility; (iv) the controlling shareholder of Abril ceases to directly or indirectly hold a specified percentage of TEVECAP S.A. without the approval of the Stockholders or ceases to control the voting capital stock held by his affiliates representing 50% or more of the voting capital stock of TEVECAP S.A.; (v) the Service Agreement as amended, among TEVECAP S.A., TV Show Time, TVA Brasil and Abril ceases to be valid or effective or TV Show Time, TVA Brasil and Abril is liquidated or dissolved or files voluntarily, or has filed against it involuntarily, any petition in bankruptcy; or (vi) another Stockholder exercises an Event Put other than a Regulatory Put.

     The Company's management believes that the probability of occurrence of the triggering events which would permit any of its shareholders to exercise their Event Put is remote. However, a company that is public in the United States, and which therefore is required to register its securities with the United States Securities and Exchange Commission (the "SEC"), is required for accounting purposes to present redeemable equity securities separately from shareholders' equity, if redemption of such securities is beyond the control of the registrant. That presentation is required even if the likelihood of redemption is remote.

     The Common Shares subject to the Time Put are redeemable at fair value as determined by appraisal or by a multiple of the Company's most recent quarterly earnings. The Company has recorded an accretion on these shares to fair market value of $15,376 and $4,780 with respect to the years ended December 31, 1996 and 1995, determined by Company management.


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


  b) Paid-in capital

     Paid-in capital represents registered common shares without par value.

     The Company's shareholders are entitled to minimum dividends of 25% of net income for the year, adjusted according to Corporation Law. As the Company has not recorded net income since its inception, no such dividends are payable.

19.  Litigation contingencies

     Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company which were not recognized in the consolidated financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

     In Management's opinion, all contingencies have been adequately provided for or are without merit, or are of such kind that if disposed of unfavorably, would not have a material adverse effect on the financial position or future results of operations of the Company.

20.  Pension plan

     In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada, the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Plan expenses amounted to $368 for the year ended December 31, 1996.


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


21.  Abril Health Care Plan

     In February 1996, the Abril Health Care Plan was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies and the employees contribute monthly to Associacao Abril de Beneficios, the company is responsible for the plan management.

     In 1996, contributions made by TEVECAP S.A. and certain affiliated companies amounted to $2,088.

22.  Supplementary information - valuation and qualifying accounts and reserves

                                                                              Allowance                     Deferred
                                                  Allowance                      for                        Taxation      Provision
                                                for Doubtful  Allowance for   Exhibition      Allowance     Valuation        for
                                                   Accounts   Obsolescence    Expiration     for Decoders   Allowance      Claims
                                                ------------  -------------   ----------     ------------   ---------     ---------
     Balance as of December 31, 1993               $   363       $    91        $ 3,367           --         $13,703       $   210
     Additions  Charged to Expense                     848          --             --             --          15,562           920
     Reduction                                        --             (91)        (3,032)          --            --             (55)
                                                   -------       -------        -------        -------       -------       -------
     Balance as of December 31, 1994                 1,211          --              335           --          29,265         1,075
     Additions  Charged to Expense                   2,196          --              827           --           3,846         2,688
                                                   -------       -------        -------        -------       -------       -------
     Balance as of December 31, 1995                 3,407          --            1,162           --          33,111         3,763
     Additions  Charged to Expense                   2,352         2,250           --          $ 1,371        17,163         1,282
                                                   -------       -------        -------        -------       -------       -------
     Balance as of December 31, 1996               $ 5,759       $ 2,250        $ 1,162        $ 1,371       $50,274       $ 5,045
                                                   =======       =======        =======        =======       =======       =======

23.  Recent accounting pronouncements

     The Financial Accounting Standards Board has issued certain Statements of Financial Accounting Standards which are not effective with respect to the fiscal years presented in the consolidated financial statements.

     SFAS No. 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities", provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities after December 31, 1996. This standard is not expected to have a material effect on the financial position and the results of operations of the Company due to the absence of material transactions of this nature.

     SFAS No. 128, "Earnings per Share", is effective for fiscal years beginning after December 15, 1997. This standards establishes guidelines for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock.


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


     This replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS for all entities with complex capital structures. This standard is not expected to have an impact on the Company given that the Company does not have publicly held common stock or potential common stock.

24.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     subsidiaries

     TEVECAP S.A. conducts a significant portion of its business through subsidiaries. The $250,000 12 5/8% Senior Notes issued to institutional buyers in November, 1996 are jointly and severally, irrevocably and fully and unconditionally guaranteed, on a senior basis, by all of Tevecap's direct and indirect subsidiaries except for TVA Communications Aruba N.A. and TVA TCG Sistema TV.

     Presented below is condensed consolidating and combined financial information for: i) TEVECAP S.A. on a parent company only basis; ii) the Wholly-Owned Guarantor Subsidiaries; iii) the Majority-Owned Guarantor Subsidiaries; iv) Non-guarantor Subsidiaries; v) Eliminations; and vi) Consolidated Tevecap S.A. and Subsidiaries.

     The equity method has been used by TEVECAP S.A., the Wholly-Owned Guarantor Subsidiaries and the Majority-Owned Guarantor Subsidiaries with respect to investments in their subsidiaries.

     The following sets forth the Wholly-Owned Guarantor Subsidiaries, the Majority-Owned Guarantor Subsidiaries and the Non-guarantor Subsidiaries:

     a)   Wholly-Owned Guarantor Subsidiaries

          - TVA Communications Ltd.
          - Galaxy Brasil S.A.
          - Comercial Cabo TV Sao Paulo Ltda.

     b)   Majority-Owned Guarantor Subsidiaries

          - TVA Sistema de Televisao S.A.
          - TVA Sul Participacoes S.A.
          - TVA Parana Ltda.
          - TVA Alfa Cabo Ltda.
          - CCS Camboriu Cable System de Telecomunicacoes Ltda.
          - TCC TV a Cabo Ltda.


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


          - TVA Sul Foz do Iguacu Ltda.
          - TVA Sul Santa Catarina Ltda.

     c)   Non-guarantor Subsidiaries

          - TVA Communications Aruba N.A.
          - TVA TCG Sistema de Televisao de Porto Alegre S.A.

     Separate financial statements for TVA Sistema de Televisao S.A. have been presented as of December 31, 1996 and 1995, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996.

     Separate consolidated and combined financial statements for TVA Sul Participacoes S.A. have also been presented as of December 31, 1996 and 1995, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996.

     Audited financial information has also been included for TVA Alfa Cabo Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TVA Sul Santa Catarina Ltda., TCC TV a Cabo Ltda., TVA Sul Parana Ltda., and TVA Sul Foz do Iguacu Ltda. as of December 31, 1996 and for the periods from the dates of acquisition to December 31, 1996. See Note 2.5.

     Separate financial statements for the Wholly-Owned Guarantor Subsidiaries have not been presented based on management's determination that they do not provide additional information that is material to investors.


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


     24. Financial information for subsidiary guarantors and non-guarantor subsidiaries (continued)

                                           Condensed Consolidating Balance Sheet
                                                   as of DECEMBER 31, 1996
                                                (in thousands of U.S. dollars)

                                                                 Wholly-       Majority-        Non-
                                                    Parent        Owned         Owned        Guarantor
Assets                                              Company    Subsidiaries  Subsidiaries   Subsidiaries  Eliminations  Consolidated
Cash and cash equivalents                          $ 103,282     $      59     $   1,444     $      13     $    --        $ 104,798
Accounts receivable, net                                --          10,367        22,568          --            (639)        32,296
Inventories                                             --            --          13,095          --            --           13,095
Film exhibition rights                                  --            --           1,061          --            --            1,061
Prepaid expenses and other assets                       --              71         2,758          --            --            2,829
Other accounts receivable                              1,032           242         4,372          --          (2,638)         3,008
                                                   ---------     ---------     ---------     ---------     ---------      ---------

        Total current assets                         104,314        10,739        45,298            13        (3,277)       157,087
                                                   ---------     ---------     ---------     ---------     ---------      ---------

Property, plant and equipment                           --          49,745       184,376            42          (570)       233,593
Investments - equity affiliates                       64,844          --            --            --         (57,177)         7,667
  Cost basis investees                                  --          16,326          --            --            --           16,326
  Concessions, net                                     7,138          --          10,436          --            --           17,574
Advances payments for investments                       --            --            --            --            --             --
Loans to affiliated companies                        338,442        16,278         3,027          --        (342,439)        15,308
Debt issuance costs                                    9,145          --            --            --            --            9,145
Other                                                   --             877         1,545          --            --            2,422
                                                   ---------     ---------     ---------     ---------     ---------      ---------

        Total assets                               $ 523,883     $  93,965     $ 244,682     $      55     $(403,463)     $ 459,122
                                                   =========     =========     =========     =========     =========      =========


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


24.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     subsidiaries (continued)

                                           Condensed Consolidating Balance Sheet
                                                   as of DECEMBER 31, 1996
                                                (in thousands of U.S. dollars)

                                                                 Wholly-       Majority-        Non-
                                                    Parent        Owned         Owned        Guarantor
Liabilities                                         Company    Subsidiaries  Subsidiaries   Subsidiaries  Eliminations  Consolidated

Short-term bank loans                              $   3,166     $   6,789     $   8,084          --            --        $  18,039
Film suppliers                                          --            --          19,828          --       $ (12,816)         7,012
Other suppliers                                          163         4,925        48,127          --            (283)        52,932
Taxes payable other than income taxes                   --             964         7,989          --            --            8,953
Accrued payroll and related liabilities                 --             637         5,504          --            --            6,141
Advances payments received from subscribers             --           3,685         6,797          --            --           10,482
Other accounts payable                                   180           900         5,951          --          (2,488)         4,543
                                                   ---------     ---------     ---------     ---------     ---------      ---------
        Total current liabilities                      3,509        17,900       102,280          --         (15,587)       108,102
                                                   ---------     ---------     ---------     ---------     ---------      ---------

Financing                                            250,000           464          --            --            --          250,464
Loans from affiliated companies                         --          16,600       316,154     $      96      (330,129)         2,721
Loans from shareholders                                 --            --           1,640          --            --            1,640
Provision from claims                                   --            --           5,039          --               6          5,045
Liability to fund equity investee                    160,067           110          --             110      (159,180)         1,107
Deferred hook-up fee revenue                            --           4,883          --            --            --            4,883
                                                   ---------     ---------     ---------     ---------     ---------      ---------
        Total long-term liabilities                  410,067        22,057       322,833           206      (489,303)       265,860
                                                   ---------     ---------     ---------     ---------     ---------      ---------

Minority interest                                       --            --           1,310          --             468          1,778
Redeemable common stock, no par value                164,910          --            --            --            --          164,910
Shareholders' equity
  Paid-in capital                                    142,495        71,489        33,837         3,216      (108,542)       142,495
  Retained earnings                                 (197,098)      (17,481)     (215,578)       (3,367)      209,501       (224,023)
                                                   ---------     ---------     ---------     ---------     ---------      ---------
       Total shareholders' equity                    (54,603)       54,008      (181,741)         (151)      100,959        (81,528)
                                                   ---------     ---------     ---------     ---------     ---------      ---------
       Total liabilities and
              shareholders' equity                 $ 523,883     $  93,965     $ 244,682     $      55     $(403,463)     $ 459,122
                                                   =========     =========     =========     =========     =========      =========


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


24.   Financial   information  for  subsidiary   guarantors  and   non-guarantor
subsidiaries (continued)

                                       Condensed Consolidating Statement of Operations
                                             for the year ended DECEMBER 31, 1996
                                                (in thousands of U.S. dollars)

                                                                 Wholly-       Majority-        Non-
                                                    Parent        Owned         Owned        Guarantor
         Description                                Company    Subsidiaries  Subsidiaries   Subsidiaries  Eliminations  Consolidated
Gross revenues
   Monthly subscription                                --        $  2,266     $120,754           --            --         $123,020
   Installation                                        --          15,609       46,108           --            --           61,717
   Advertising revenue                                 --            --          7,532           --            --            7,532
   Indirect programming                                --            --         11,377           --            --           11,377
   Other                                               --             143        8,049           --            --            8,192
   Revenue taxes                                       --          (1,488)     (12,259)          --            --          (13,747)
                                                   --------      --------     --------       --------      --------       --------
Net revenue                                            --          16,530      181,561           --            --          198,091
                                                   --------      --------     --------       --------      --------       --------

Direct operating expenses
   Payroll and benefits                                --           2,781       24,422           --            --           27,203
   Programming                                         --            --         42,391           --            --           42,391
   Transponder lease cost                              --             905        9,942           --            --           10,847
   Technical assistance                                --            --          5,507           --            --            5,507
   Vehicle rentals                                     --              90        1,772           --            --            1,862
   TVA Magazine                                        --            --          6,842           --            --            6,842
   Other costs                                         --           2,078       15,567           --            --           17,645
                                                   --------      --------     --------       --------      --------       --------
                                                       --           5,854      106,443           --            --          112,297
                                                   --------      --------     --------       --------      --------       --------
Selling, general and administrative
   expenses
   Payroll and benefits                                --           1,491       25,940           --            --           27,431
   Advertising and promotion                           --           7,369       13,986           --            --           21,355
   Rent                                                --             177        3,245           --            --            3,422
   Other administrative expenses                   $    836         6,316       11,758           --            --           18,910
   Other general expenses                              --            --         10,337           --            --           10,337
                                                   --------      --------     --------       --------      --------       --------
                                                        836        15,353       65,266           --            --           81,455
                                                   --------      --------     --------       --------      --------       --------
Allowance for obsolescence                             --            --          2,250           --            --            2,250
Depreciation                                           --           2,858       23,681           --            --           26,539
Amortization                                            840          --            837           --            --            1,677
                                                   --------      --------     --------       --------      --------       --------
Operating loss                                       (1,676)       (7,535)     (16,916)          --            --          (26,127)
                                                   --------      --------     --------       --------      --------       --------

Interest income                                       1,995           596        7,590           --        $ (4,368)         5,813
Interest expenses                                   (12,751)       (1,770)      (7,270)      $    (97)        4,368        (17,520)
Translation                                            (218)          292          399           --            --              473
Equity in (losses) income of affiliates             (44,751)       (1,220)        (883)        (1,220)       39,542         (8,532)
Other nonoperating, net                               9,243        (1,884)         278           --         (11,329)        (3,692)
                                                   --------      --------     --------       --------      --------       --------
Loss before income tax and minority interest        (48,158)      (11,521)     (16,802)        (1,317)       28,213        (49,585)
Income taxes                                           --            --           (156)          --            --             (156)
                                                   --------      --------     --------       --------      --------       --------
Net loss before minority interest                   (48,158)      (11,521)     (16,958)        (1,317)       28,213        (49,741)
                                                   --------      --------     --------       --------      --------       --------
Minority interest                                      --            --             38           --           1,811          1,849
                                                   --------      --------     --------       --------      --------       --------
Net loss                                           $(48,158)     $(11,521)    $(16,920)      $ (1,317)     $ 30,024       $(47,892)
                                                   ========      ========     ========       ========      ========       ========


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued

Continued


24.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     subsidiaries (continued)

                                       Condensed Consolidating Statement of Cash Flows
                                             for the year ended DECEMBER 31, 1996
                                                (in thousands of U.S. dollars)

                                                                   Wholly-       Majority-       Non-
                                                      Parent        Owned         Owned       Guarantor
Cash flows from operating activities:                 Company    Subsidiaries  Subsidiaries  Subsidiaries Eliminations  Consolidated

Net loss                                             $ (48,158)  $ (11,521)    $ (16,920)     $  (1,317)   $  30,024    $ (47,892)
Adjustment to reconcile net loss to net cash
  (used in) provided by operating activities:
  Depreciation                                            --         2,858        23,681           --           --         26,539
  Amortization                                             840        --             837           --           --          1,677
  Allowance for exhibition costs                          --          --            --             --           --              0
  Allowance for doubtful accounts                         --          --           2,352           --           --          2,352
  Allowance for obsolescence                              --          --           2,250           --           --          2,250
  Provision for claims                                    --          --           1,276           --           --          1,276
  Minority interest                                       --          --             (38)          --         (1,811)      (1,849)
  Disposal and write-off of fixed assets                  --          --           1,005           --           --          1,005
  Capital gain                                          (2,317)       --            --             --           --         (2,317)
  Equity in losses (earnings) of affiliates             44,751       1,220          --            1,220      (38,659)       8,532
Changes in operating assets and liabilities:              --          --            --             --           --              0
  Film exhibition rights                                  --          --          (1,031)          --           --         (1,031)
  Accounts receivable                                     --       (10,368)      (13,666)          --            639      (23,395)
  Prepaid and other assets                              (9,145)       (877)          188           --            861       (8,973)
  Other accounts receivable                             (1,030)       (278)       (2,816)          --          3,349         (775)
  Other                                                   --          --            --             --           --              0
  Accrued interest                                       8,062        (888)       (2,107)          --            841        5,908
  Inventories                                             --          --          (2,227)          --           --         (2,227)
  Legal deposits                                          --          --             (30)          --             30            0
  Suppliers                                                163        (934)       11,798           --         (9,478)       1,549
  Taxes payable other than income taxes                   --          (130)        2,795           --           --          2,665
  Accrued payroll and related liabilities                 --           569           802           --           --          1,371
  Advances received from subscribers                      --         3,685         2,766           --           --          6,451
  Deferred accounts payable                               --         4,883          --             --           --          4,883
  Other accounts payable                                     5         645         4,550           --           (895)       4,305
                                                     ---------   ---------     ---------      ---------    ---------    ---------
Net cash (used in) provided by                          (6,829)    (11,136)       15,465            (97)     (15,099)     (17,696)
     operating activities
                                                     ---------   ---------     ---------      ---------    ---------    ---------
Cash flows from investing activities
Business acquisition
  Purchase of fixed assets                                --       (41,152)      (84,454)          --             (6)    (125,612)
  Loans to affiliated companies                       (112,557)    (17,675)         (508)          --         91,559      (39,181)
  Cash received on loans to                             54,445       8,205         9,315           --        (40,269)      31,696
        affiliated companies
  Purchase of concessions                                 --          --         (14,235)          --           --        (14,235)
  Investments in equity and cost                      (100,452)     (5,100)         --             --         88,984      (16,568)
        investments
                                                     ---------   ---------     ---------      ---------    ---------    ---------
Net cash used in investing activities                 (158,564)    (55,722)      (89,882)          --        140,268     (163,900)
                                                     ---------   ---------     ---------      ---------    ---------    ---------
Cash flows from financing activities:
  Short-term bank loans                                253,166       7,253         7,406           --            678      268,503
  Capital contributions                                   --        65,359        17,533             15      (82,907)        --
  Repayments of loans from shareholders                   --          --          (2,929)          --           --         (2,929)
  Loans from shareholders                                 --          --            --             --           --           --
  Loans to shareholders                                   --          --            --             --           --           --
  Loans from affiliated companies                      163,858      28,835        62,423             95      (86,797)     168,414
  Repayments of loans from affiliated companies       (171,795)     (9,315)         --           43,857     (171,795)
  Repayments of loans from banks                          --          --            --             --           --           --
                                                     ---------   ---------     ---------      ---------    ---------    ---------
Net cash provided by financing activities            $ 245,229   $  66,905     $  75,118      $     110    $(125,169)   $ 262,193
                                                     =========   =========     =========      =========    =========    =========


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued



Net (decrease) increase in cash and cash equivalents    79,836          47           701             13         --         80,597
Cash and cash equivalents at beginning of the period    23,446          12           743           --           --         24,201
                                                     ---------   ---------     ---------      ---------    ---------    ---------
Cash and cash equivalents at end of the period       $ 103,282   $      59     $   1,444      $      13    $    --      $ 104,798
                                                     =========   =========     =========      =========    =========    =========
Supplemental cash disclosure:
   Cash paid for interest                            $   7,312        --            --             --           --      $   7,312
                                                     =========   =========     =========      =========    =========    =========
Supplemental noncash financing activities:
   Accrued interest on related company loans
     refinanced as principal balance                      --     $     648     $   1,497           --      $  (1,791)   $     354
                                                     =========   =========     =========      =========    =========    =========
Details of acquisitions:
   Fair value of assets acquired                          --          --          15,701           --           --         15,701
   Liabilities assumed                                    --          --          (1,385)          --           --         (1,385)
                                                     ---------   ---------     ---------      ---------    ---------    ---------
   Cash paid                                              --          --          14,316           --           --         14,316
   Less: cash acquired                                    --          --             (81)          --           --            (81)
                                                     ---------   ---------     ---------      ---------    ---------    ---------
Net cash paid for acquisitions                            --          --       $  14,235           --           --      $  14,235
                                                     =========   =========     =========      =========    =========    =========


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


24.  Financial   information   for  Subsidiary   Guarantors  and   Non-Guarantor
     Subsidiaries (continued)


                                         Condensed Consolidating Balance Sheet
                                                As of December 31, 1995
                                            (in thousands of U.S. dollars)

                                                               Wholly-         Majority-       Non-
                                                Parent          Owned           Owned       Guarantor
Assets                                         Company      Subsidiaries    Subsidiaries  Subsidiaries   Eliminations   Consolidated
Current assets
Cash and cash equivalents                      $  23,446      $      12      $     743           --             --        $  24,201
Accounts receivable, net                            --             --           11,253           --             --           11,253
Inventories                                         --             --           13,076           --             --           13,076
Film exhibition rights                              --             --               30           --             --               30
Prepaid and other assets                            --               55          2,913           --             --            2,968
Other accounts receivable                              2           --            1,490           --        $    (507)           985
                                               ---------      ---------      ---------      ---------      ---------      ---------
        Total current assets                      23,448             67         29,505           --             (507)        52,513
                                               ---------      ---------      ---------      ---------      ---------      ---------

Property, plant and equipment                       --           11,492        120,350           --             (576)       131,266
Investments
  Equity affiliates                                7,252          1,110           --        $   1,110         (6,010)         3,462
  Cost basis investees                                15         11,225           --             --             --           11,240
  Concessions, net                                 7,978           --             --             --             --            7,978
Loans to related companies                       281,034          6,786         10,480           --         (291,568)         6,732
Other                                               --             --            1,568           --            2,089          3,657
                                               ---------      ---------      ---------      ---------      ---------      ---------
        Total assets                           $ 319,727      $  30,680      $ 161,903      $   1,110      $(296,572)     $ 216,848
                                               =========      =========      =========      =========      =========      =========


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


24.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     bsidiaries (continued)

                                         Condensed Consolidating Balance Sheet
                                                As of DECEMBER 31, 1995
                                            (in thousands of U.S. dollars)

                                                                Wholly-       Majority-       Non-
                                                  Parent         Owned         Owned       Guarantor
Liabilities and Shareholders' Equity              Company     Subsidiaries  Subsidiaries  Subsidiaries   Eliminations   Consolidated

Current liabilities
Film suppliers                                        --            --          9,512           --        $  (3,620)         5,892
Other suppliers                                       --       $   5,859       46,219           --             --           52,078
Taxes payable other than income taxes                 --           1,095        5,076           --             --            6,171
Accrued payroll and related liabilities               --              68        4,503           --             --            4,571
Advance payments received from subscribers            --            --          3,986           --             --            3,986
Other accounts payable                           $     169           273        2,830           --             --            3,272
                                                 ---------     ---------    ---------      ---------      ---------      ---------
        Total current liabilities                      169         7,295       72,126           --           (3,620)        75,970
                                                 ---------     ---------    ---------      ---------      ---------      ---------
Long-term liabilities
Loans from related companies                           585        23,174      265,282           --         (288,455)           586
Loans from shareholders                               --            --          3,086           --             --            3,086
Provision for claims                                  --            --          3,763           --             --            3,763
Liability to fund equity investee                  160,508          --           --             --         (158,339)         2,169
                                                 ---------     ---------    ---------      ---------      ---------      ---------
        Total long-term liabilities                161,093        23,174      272,131           --         (446,794)         9,604
                                                 ---------     ---------    ---------      ---------      ---------      ---------
Redeemable common stock, no par value              149,534          --           --             --             --          149,534
Shareholders' equity
  Paid-in capital                                  142,495         6,214       17,017      $   3,117        (26,348)       142,495
  Accumulated deficit                             (133,564)       (6,003)    (199,371)        (2,007)       180,190       (160,755)
                                                 ---------     ---------    ---------      ---------      ---------      ---------
       Total shareholders' equity                    8,931           211     (182,354)         1,110        153,842        (18,260)
                                                 ---------     ---------    ---------      ---------      ---------      ---------
       Total liabilities and
              shareholders' equity               $ 319,727     $  30,680    $ 161,903      $   1,110      $(296,572)     $ 216,848
                                                 =========     =========    =========      =========      =========      =========


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


24.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     Bsidiaries (continued)

                                    Condensed Consolidating Statement of Operations
                                         for the year ended December 31, 1995
                                            (in thousands of U.S. dollars)

                                                                Wholly-      Majority-      Non-
                                                  Parent         Owned         Owned      Guarantor
Description                                      Company     Subsidiaries  Subsidiaries  Subsidiaries   Eliminations   Consolidated
Gross revenues
   Monthly subscriptions                               --           --        $ 62,496         --           --          $ 62,496
   Installation                                        --           --          26,045         --           --            26,045
   Advertising                                         --           --           8,377         --           --             8,377
   Indirect programming                                --           --           2,866         --           --             2,866
   Other                                               --           --           2,226         --           --             2,226
   Revenue taxes                                       --           --          (7,506)        --           --            (7,506)
                                                   --------     --------      --------     --------     --------        --------
Net  Revenue                                           --           --          94,504         --           --            94,504
                                                   --------     --------      --------     --------     --------        --------
Direct operating expenses
   Payroll and benefits                                --       $    315        12,205         --           --            12,520
   Programming                                         --           --          21,609         --           --            21,609
   Transponder lease cost                              --           --           7,568         --           --             7,568
   Technical assistance                                --           --           5,152         --           --             5,152
   Vehicle rentals                                     --              7         1,725         --           --             1,732
   TVA Magazine                                        --           --           3,318         --           --             3,318
   Other costs                                         --            705         9,422         --           --            10,127
                                                   --------     --------      --------     --------     --------        --------
                                                       --          1,027        60,999         --           --            62,026
                                                   --------     --------      --------     --------     --------        --------
Selling, general and
   administrative expenses
   Payroll and benefits                                --           --          21,627         --           --            21,627
   Advertising and promotion                           --             62        11,060         --           --            11,122
   Rent                                                --             18         1,055         --           --             1,073
   Other Administrative Expenses                   $    198          202         6,273         --           --             6,673
   Other general expenses                              --              4         6,403         --           --             6,407
                                                   --------     --------      --------     --------     --------        --------
                                                        198          286        46,418         --           --            46,902
                                                   --------     --------      --------     --------     --------        --------
Depreciation                                           --            127        12,721         --           --            12,848
Amortization                                            420         --            --           --           --               420
                                                   --------     --------      --------     --------     --------        --------
Operating  Loss                                        (618)      (1,440)      (25,634)        --           --           (27,692)
                                                   --------     --------      --------     --------     --------        --------
Interest income                                       6,772          350         7,965         --       $(11,969)          3,118
Interest expense                                    (15,273)      (1,226)      (13,215)        --         11,969         (17,745)
Translation loss                                        (28)        (151)         (160)        --           --              (339)
Equity in (losses) of affiliates                    (27,316)      (1,427)         --       $ (1,427)      26,498          (3,672)
Other nonoperating (expenses) income, net              (477)         811         4,055         --           --             4,389
                                                   --------     --------      --------     --------     --------        --------
Loss before income taxes and minority interest      (36,940)      (3,083)      (26,989)      (1,427)      26,498         (41,941)
Income taxes
                                                   --------     --------      --------     --------     --------        --------
Net loss before minority interest                   (36,940)      (3,083)      (26,989)      (1,427)      26,498         (41,941)
Minority interest                                      --           --            --           --            871             871
                                                   --------     --------      --------     --------     --------        --------
Net loss                                           $(36,940)    $ (3,083)     $(26,989)    $ (1,427)    $ 27,369        $(41,070)
                                                   ========     ========      ========     ========     ========        ========


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


24.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     subsidiaries (continued)

                                    Condensed Consolidating Statement of Cash Flows
                                             for the year ended DECEMBER 31, 1995
                                                (in thousands of U.S. dollars)

                                                               Wholly-       Majority-       Non-
                                                   Parent       Owned          Owned       Guarantor
                                                  Company    Subsidiaries   Subsidiaries  Subsidiaries   Eliminations   Consolidated
Cash flows from operating activities:
Net loss                                         $ (36,940)   $  (3,083)    $ (26,989)    $  (1,427)      $  27,369      $ (41,070)
Adjustments to reconcile net loss to net cash
  (used in) provided by
  operating activities:
  Depreciation                                        --            127        12,721          --              --           12,848
  Amortization                                         420         --            --            --              --              420
  Allowance for exhibition costs                      --           --             827          --              --              827
  Allowance for doubtful accounts                     --           --           2,196          --              --            2,196
  Provision for claims                                --           --           2,688          --              --            2,688
  Minority interest                                   --           --            --            --              (871)          (871)
  Disposal and write-off of fixed assets              --          4,352           474          --            (4,485)           341
  Equity in losses (earnings) of affiliates         27,316       (1,427)         --           1,427         (23,644)         3,672
Changes in operating assets and liabilities:
  Film exhibition rights                              --           --             560          --              --              560
  Accounts receivable                                 --           --          (5,908)         --              --           (5,908)
  Prepaid and other assets                            --            (55)       (1,214)         --              --           (1,269)
  Other accounts receivable                             (2)        --            (599)         --              --             (601)
  Accrued interest                                   8,473          244         5,395          --            (4,871)         9,241
  Inventories                                         --            333        (7,706)         --              --           (7,373)
  Legal deposits                                      --           --            (108)         --              --             (108)
  Suppliers                                           --          5,385        34,004          --            (3,114)        36,275
  Taxes payable other than income taxes               --          1,095         3,786          --              --            4,881
  Accrued payroll and related liabilities             --             68         1,568          --              --            1,636
  Deferred accounts payable                           --           --           2,956          --              --            2,956
  Other accounts payable                                 3          273         1,372          --              --            1,648
                                                 ---------    ---------     ---------     ---------       ---------      ---------
Net cash (used in) provided by operating
  activities                                          (730)       7,312        26,023          --            (9,616)        22,989
                                                 ---------    ---------     ---------     ---------       ---------      ---------
Cash flows from investing activities:
  Purchase of fixed assets                            --        (11,619)      (86,470)         --             5,060        (93,029)
  Loans to related companies                      (115,498)      (6,709)       (8,220)         --           122,460         (7,967)
  Cash received on loans to related companies       34,220         --              26          --           (31,655)         2,591
  Purchase of concessions                           (6,393)        --            --            --              --           (6,393)
  Investments in equity and cost  investments       (4,382)     (13,763)         --          (3,117)          6,399        (14,863)
                                                 ---------    ---------     ---------     ---------       ---------      ---------
Net cash used in investing activities              (92,053)     (32,091)      (94,664)       (3,117)        102,264       (119,661)
                                                 ---------    ---------     ---------     ---------       ---------      ---------
Cash flows from financing activities:
  Capital contributions                            125,000        2,154          --           3,117          (5,271)       125,000
  Repayments of loans from shareholders               --          2,154          --            --            (2,154)        (2,154)
  Loans from related companies                     131,858       22,848        97,218          --          (120,064)       131,860
  Repayments of loans from related companies      (140,629)     (32,477)         --            --            34,840       (140,631)
                                                 ---------    ---------     ---------     ---------       ---------      ---------
Net cash provided by financing activities          116,229       24,791        64,741         3,117         (92,649)       116,229
                                                 ---------    ---------     ---------     ---------       ---------      ---------
Net increase (decrease) in cash and cash
  equivalents                                       23,446           12        (3,901)         --              --           19,557
Cash and cash equivalents at beginning of the
  period                                              --           --           4,644          --              --            4,644
                                                 ---------    ---------     ---------     ---------       ---------      ---------
Cash and cash equivalents at end of the period   $  23,446    $      12     $     743     $    --         $    --        $  24,201
                                                 =========    =========     =========     =========       =========      =========
Supplemental cash disclosure:
  Cash paid for interest                         $   8,390         --       $   2,708          --         $  (2,708)     $   8,390
                                                 =========    =========     =========     =========       =========      =========
Supplemental non-cash financing activities:
  Accrued interest on related company loans
    refinanced as principal balance              $   9,355    $      34     $   4,754          --         $  (4,788)     $   9,355
                                                 =========    =========     =========     =========       =========      =========



Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


24. Financial Information For Subsidiary Guarantors And Non-guarantor Subsidiaries (continued)

                                       Condensed Consolidating Statement of Operations
                                             for the year ended December 31, 1994
                                                (in thousands of U.S. dollars)

                                                                                     Majority-
                                                                      Parent           Owned
               Description                                            Company       Subsidiaries       Eliminations     Consolidated
Gross revenues
   Monthly subscriptions                                                 --            $ 27,976              --          $ 27,976
   Installation                                                          --               6,997              --             6,997
   Advertising                                                           --               5,727              --             5,727
   Indirect programming                                                  --               1,626              --             1,626
   Other                                                                 --               1,446              --             1,446
   Revenue taxes                                                         --                (872)             --              (872)
                                                                     --------          --------          --------        --------
Net  Revenue                                                             --              42,900              --            42,900
                                                                     --------          --------          --------        --------

Direct operating expenses
   Payroll and benefits                                                  --               8,022              --             8,022
   Programming                                                           --              12,133              --            12,133
   Transponder lease cost                                                --               1,555              --             1,555
   Technical assistance                                                  --               1,622              --             1,622
   Vehicle rentals                                                       --                 788              --               788
   TVA Magazine                                                          --               1,430              --             1,430
   Other costs                                                           --               3,109              --             3,109
                                                                     --------          --------          --------        --------
                                                                         --              28,659              --            28,659
                                                                     --------          --------          --------        --------
Selling, general and administrative expenses

   Payroll and benefits                                                  --              14,241              --            14,241
   Advertising and promotion                                             --               3,540              --             3,540
   Rent                                                                  --                 656              --               656
   Other  Administrative Expenses                                        --               2,206              --             2,206
   Other general expenses                                            $    143             3,584              --             3,727
                                                                     --------          --------          --------        --------
                                                                          143            24,227              --            24,370
                                                                     --------          --------          --------        --------
Depreciation                                                             --               6,177              --             6,177
                                                                     --------          --------          --------        --------
Operating  Loss                                                          (143)          (16,163)             --           (16,306)
                                                                     --------          --------          --------        --------
Interest income                                                        64,360             8,479          $(51,033)         21,806
Interest expense                                                       (5,279)          (62,166)           51,032         (16,413)
Translation loss                                                         (231)             (683)             --              (914)
Equity in (losses) income of affiliates                               (61,063)             --              61,446             383
Other nonoperating expenses, net                                       (1,228)              (45)             --            (1,273)
                                                                     --------          --------          --------        --------
Loss before income taxes and minority
    interest income taxes (Note 11)                                    (3,584)          (70,578)           61,445         (12,717)
                                                                     --------          --------          --------        --------
Net loss before minority interest                                      (3,584)          (70,578)           61,445         (12,717)
Minority interest                                                        --                --                 720             720
                                                                     --------          --------          --------        --------
Net loss                                                             $ (3,584)         $(70,578)         $ 62,165        $(11,997)
                                                                     ========          ========          ========        ========


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Continued


24.  Financial   information   for  subsidiary   guarantors  and   non-guarantor
     subsidiaries (concluded)

                                       Condensed Consolidating Statement of Cash Flows
                                             for the year ended DECEMBER 31, 1994
                                                (in thousands of U.S. dollars)

                                                                         Wholly-    Majority-
                                                           Parent         Owned       Owned
                                                           Company     Subsidiarie Subsidiaries Eliminations  Consolidated
Cash flows from operating activities:
Net loss                                                  $  (3,584)        --      $ (70,578)   $  62,165    $ (11,997)
Adjustments to reconcile net loss to net cash
  (used in) provided by operating activities:
  Depreciation                                                 --           --          6,141         --          6,141
  Allowance for doubtful accounts                              --           --            848         --            848
  Provision for claims                                         --           --            864         --            864
  Minority interest                                            --           --           --           (721)        (721)
  Disposal and write-off of fixed assets                       --           --            662         --            662
  Equity in losses (earnings) of affiliates                  61,063         --           --        (61,446)        (383)
Changes in operating assets and liabilities:
  Film exhibition rights                                       --           --           (114)        --           (114)
  Accounts receivable                                          --           --         (7,007)        --         (7,007)
  Prepaid and other assets                                     --           --         (1,364)        --         (1,364)
  Other accounts receivable                                    --           --           (706)         507         (199)
  Accrued interest                                          (74,306)        --         57,221       17,808          723
  Inventories                                                  --      $    (333)      (2,050)        --         (2,383)
  Suppliers                                                    --            474        5,342         (507)       5,309
  Taxes payable other than income taxes                        --           --            685         --            685
  Accrued payroll and related liabilities                      --           --          1,454         --          1,454
  Advances received from subscribers                           --           --           (496)        --           (496)
  Other accounts payable                                        166         --         (1,663)        (232)      (1,729)
                                                          ---------    ---------    ---------    ---------    ---------
Net cash (used in) provided by operating activities         (16,661)         141      (10,761)      17,574       (9,707)
                                                          ---------    ---------    ---------    ---------    ---------
Cash flows from investing activities:
  Purchase of fixed assets                                     --         (4,362)     (18,007)        --        (22,369)
  Loans to related companies                               (148,622)         (33)      (2,098)     147,271       (3,482)
  Cash received on loans to related companies                 5,997         --          4,019       (5,535)       4,481
  Purchase of concessions                                    (2,035)        --           --           --         (2,035)
  Investments in equity and cost investments                   --           (929)        --           --           (929)
                                                          ---------    ---------    ---------    ---------    ---------
Net cash used in investing activities                      (145,589)      (4,395)     (16,086)     141,736      (24,334)
                                                          ---------    ---------    ---------    ---------    ---------
Cash flows from financing activities:
  Capital contributions                                     162,250        1,808        7,588      (20,194)     151,452
  Repayments of loans from shareholders                        --           --         (3,082)        --         (3,082)
  Loans from related companies                                 --          2,446      225,581     (131,041)      96,986
  Repayments of loans from related companies                   --           --       (178,680)      (8,075)    (186,755)
  Repayments of loans from banks                               --           --        (19,935)        --        (19,935)
                                                          ---------    ---------    ---------    ---------    ---------
Net cash provided by financing activities                   162,250        4,254       31,472     (159,310)      38,666
                                                          ---------    ---------    ---------    ---------    ---------
Net increase in cash and cash equivalents                      --           --          4,625         --          4,625
Cash and cash equivalents at beginning of the period           --           --             19         --             19
                                                          ---------    ---------    ---------    ---------    ---------
Cash and cash equivalents at end of the period                 --           --      $   4,644         --      $   4,644
                                                          =========    =========    =========    =========    =========
Supplemental cash disclosure:
    Cash paid for interest                                $  16,413         --      $   8,583    $  (8,583)   $  16,413
                                                          =========    =========    =========    =========    =========
Supplemental non-cash financing activities:
Accrued interest on related company loans refinanced as
    principal balance                                          --           --      $  56,427    $ (56,427)        --
                                                          =========    =========    =========    =========    =========


Continued

TEVECAP S.A.

AND SUBSIDIARIES

Notes to these Consolidated Financial Statements, Concluded


25.  Subsequent events

     In 1997, the negotiation of a lease contract between the subsidiary, Galaxy Brasil S.A., and Citibank N.A. in the amount of $49,900 was concluded. Such contract has a five-year term with interest at 12.5% per year. The contract is guaranteed by TEVECAP S.A. and TVA Sistema de Televisao S.A. In addition, management entered into a credit agreement for a total of $29,350 with the Chase Manhattan Bank.



                                     -------



Concluded

                          TVA SISTEMA DE TELEVISAO S.A.

                                    REPORT ON
                              FINANCIAL STATEMENTS

                      as of December 31, 1996 and 1995 and
                 for each of the three years in the period ended
                                December 31, 1996

                          TVA SISTEMA DE TELEVISAO S.A.

                          Index to Financial Statements


                                    Contents


                                                                            Page

Report of Independent Accountants                                           F-45

Balance Sheets as of December 31, 1996 and 1995                             F-46

Statements of Operations for each of the three years
   in the period ended December 31, 1996                                    F-48

Statements of Changes in Shareholders' Equity for
   each of the three years in the period ended December 31, 1996            F-49

Statements of Cash Flows for each of the three years
   in the period ended December 31, 1996                                    F-50

Notes to these Financial Statements                                         F-51

Report of Independent Accountants



To the Shareholders and Directors of
TVA SISTEMA DE TELEVISAO S.A.

We have audited the accompanying balance sheets of TVA SISTEMA DE TELEVISAO S.A. (the "Company") as of December 31, 1996 and 1995, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVA SISTEMA DE TELEVISAO S.A. as of December 31, 1996 and 1995, and the related results of their operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with accounting principles generally accepted in the United States of America.



Coopers & Lybrand



Sao Paulo, Brazil
April 11, 1997

TVA SISTEMA DE TELEVISAO S.A.


Balance Sheets
December 31, 1996 and 1995
(in thousands of U.S. dollars)


                                                                 December 31,
                                                             ------------------
                                                                1996      1995
                                                             --------   --------
                          ASSETS

Current assets
   Cash and cash equivalents (Note 3)                        $    750   $    698
   Accounts receivable, net (Note 4)                           21,625     11,221
   Accounts receivable from related companies (Note 8)          2,582        945
   Inventories (Note 5)                                         9,126     13,076
   Film exhibition rights (Note 6)                              1,061         30
   Prepaid and other assets (Note 7)                            2,155      2,845
   Other accounts receivable                                      888        543
                                                             --------   --------

               Total current assets                            38,187     29,358

Property, plant and equipment, net (Note 11)                  165,543    118,884
Loans to related companies (Note 8)                             3,024     10,480
Other                                                           1,502      1,559
                                                             --------   --------

               Total assets                                  $208,256   $160,281
                                                             ========   ========


The accompanying notes are an integral part of these financial statements

TVA SISTEMA DE TELEVISAO S.A.


Balance Sheets
December 31, 1996 and 1995
(in thousands of U.S. dollars)

                                                                  December 31,
                                                             ----------------------
                                                                1996         1995
                                                             ---------    ---------

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Short-term bank loans (Note 12)                           $   8,084         --
   Film suppliers                                               19,828    $   9,512
   Other suppliers                                              44,940       46,123
   Taxes payable other than income taxes                         7,522        5,020
   Accrued payroll and related liabilities                       5,057        4,250
   Advance payments received from subscribers                    6,782        3,986
   Other accounts payable (Note 13)                              2,687        1,828
                                                             ---------    ---------
               Total current liabilities                        94,900       70,719
                                                             ---------    ---------
Long-term liabilities
   Loans from shareholders (Note 9)                               --          2,906
   Loans from related companies (Note 8)                       293,658      254,802
   Provision for claims (Note 17)                                5,039        3,763
                                                             ---------    ---------
               Total long-term liabilities                     298,697      261,471
                                                             ---------    ---------
Commitments and contingencies (Notes 15 and 17)

Shareholders' equity
   Common shares, no par value, 6,980,764
      shares authorized, issued and outstanding (Note 16)       16,303       16,303
   Accumulated deficit                                        (201,644)    (188,212)
                                                             ---------    ---------
               Total shareholders' equity                     (185,341)    (171,909)
                                                             ---------    ---------
               Total liabilities and shareholders' equity    $ 208,256    $ 160,281
                                                             =========    =========


The accompanying notes are an integral part of these financial statements

TVA SISTEMA DE TELEVISAO S.A.


Statements of Operations
for the years ended December 31, 1996, 1995 and 1994
(in thousands of U.S. dollars)

                                                                            Year Ended  December  31,
                                                               -----------------------------------------------------
                                                                  1996                 1995                  1994
                                                               ---------             ---------             ---------
Gross revenues
   Monthly subscriptions                                       $ 108,774             $  59,263             $  26,584
   Installation                                                   43,954                26,045                 6,997
   Advertising                                                     7,532                 8,377                 5,721
   Indirect programming                                           11,377                 2,866                 1,626
   Other                                                           7,983                 2,226                 1,446
   Revenue taxes                                                 (11,841)               (7,280)                 (801)
                                                               ---------             ---------             ---------
            Net revenue                                          167,779                91,497                41,573
                                                               ---------             ---------             ---------

Direct operating expenses
   Payroll and benefits                                           20,581                10,749                 7,017
   Programming                                                    39,067                21,609                12,133
   Transponder lease cost                                          9,942                 7,568                 1,555
   Technical assistance                                            5,261                 4,937                 1,607
   Vehicle rentals                                                 1,452                 1,478                   767
   TVA magazine                                                    6,401                 3,318                 1,430
   Other costs                                                    13,762                 9,190                 2,677
                                                               ---------             ---------             ---------
                                                                  96,466                58,849                27,186
                                                               ---------             ---------             ---------

Selling, general and administrative expenses
   Payroll and benefits                                           24,662                21,089                14,034
   Advertising and promotion                                      13,382                10,793                 3,540
   Rent                                                            2,998                   941                   656
   Other administrative expenses                                   9,772                 5,981                 2,205
   Other general expenses                                          9,500                 5,917                 2,782
                                                               ---------             ---------             ---------
                                                                  60,314                44,721                23,217
                                                               ---------             ---------             ---------
Allowance for obsolescence                                         2,250                 --                     --
Depreciation                                                      22,128                12,535                 6,141
                                                               ---------             ---------             ---------
            Operating loss                                       (13,379)              (24,608)              (14,971)

Interest income                                                    7,365                 7,800                 8,298
Interest expense                                                  (5,227)               (9,687)              (59,598)
Translation gain (loss)                                               26                  (167)                 (662)
Other nonoperating (expenses) income, net                         (2,217)                4,028                   (45)
                                                               ---------             ---------             ---------
           Loss before income taxes                              (13,432)              (22,634)              (66,978)
Income taxes (Note 10)                                              --                    --                    --
                                                               ---------             ---------             ---------
            Net loss                                           $ (13,432)            $ (22,634)            $ (66,978)
                                                               =========             =========             =========

The accompanying notes are an integral part of these financial statements

TVA SISTEMA DE TELEVISAO S.A.


Statements of Changes in Shareholders' Equity for the years ended December 31, 1996, 1995 and 1994
(in thousands of U.S. dollars)

                                           Paid-in
                                           Capital     Accumulated
                                          (Note 16)      Deficit        Total
                                          ---------     ---------     ---------

Balance as of December 31, 1993           $  10,797     $ (98,600)    $ (87,803)

Capital contributed on:
   February 28, 1994                          5,432          --           5,432
   April 4, 1994                                 74          --              74

Net loss for the year                          --         (66,978)      (66,978)
                                          ---------     ---------     ---------

Balance as of December 31, 1994           $  16,303     $(165,578)    $(149,275)

Net loss for the year                          --         (22,634)      (22,634)
                                          ---------     ---------     ---------

Balance as of December 31, 1995              16,303      (188,212)     (171,909)

Net loss for the year                          --         (13,432)      (13,432)
                                          ---------     ---------     ---------

Balance as of December 31, 1996           $  16,303     $(201,644)    $(185,341)
                                          =========     =========     =========



The accompanying notes are an integral part of these financial statements

TVA SISTEMA DE TELEVISAO S.A.


Statements of Cash Flows
for the years ended December 31, 1996, 1995 and 1994
(in thousands of U.S. dollars)

                                                                       Year Ended December 31,
                                                                 -----------------------------------
                                                                   1996         1995          1994
                                                                 ---------    ---------    ---------
Cash flows from operating activities:
  Net loss                                                       $ (13,432)   $ (22,634)   $ (66,978)
  Adjustments to reconcile net loss to net cash (used in)
    provided by operating activities:
    Depreciation                                                    22,128       12,535        6,141
    Allowance for doubtful accounts                                  1,966        2,196          848
    Allowance for obsolescence                                       2,250         --           --
    Allowance for exhibition costs                                    --            827         --
    Provision for claims                                             1,276        2,688          865
    Loss on disposal of property, plant and equipment                1,005          474          629
  Changes in operating assets and liabilities:
    Film exhibition rights                                          (1,031)         560         (114)
    Accounts receivable                                            (12,370)      (5,876)      (7,007)
    Prepaid and other assets                                           690       (1,191)      (1,330)
    Other accounts receivable                                       (1,925)        (711)      (1,461)
    Accrued interest                                                (3,604)         356       54,019
    Inventories                                                      1,700       (7,706)      (2,050)
    Suppliers                                                        9,133       34,010        5,270
    Taxes payable other than income taxes                            2,502        3,759          662
    Accrued payroll and related liabilities                            807        1,453        1,394
    Advances received from subscribers                               2,796        2,955         (495)
    Other accounts payable                                           1,537          426        1,128
                                                                 ---------    ---------    ---------
           Net cash provided by (used in) operating activities      15,428       24,121       (8,479)
                                                                 ---------    ---------    ---------

Cash flows from investing activities:
  Purchase of property, plant and equipment                        (69,792)     (85,016)     (17,938)
  Loans to affiliated companies                                       (508)      (8,220)      (2,098)
  Cash received on loans to related companies                        9,315           26        3,942
                                                                 ---------    ---------    ---------
           Net cash used in investing activities                   (60,985)     (93,210)     (16,094)
                                                                 ---------    ---------    ---------

Cash flows from financing activities:
  Capital contribution                                                --           --          5,506
  Bank loans                                                         7,406         --           --
  Repayments of loans from shareholders                             (2,767)        --         (3,082)
  Loans from related companies                                      40,970       89,000      227,188
  Repayments of loans from related companies                          --        (23,857)    (180,477)
  Repayments of loans from bank                                       --           --        (19,935)
                                                                 ---------    ---------    ---------
           Net cash provided by financing activities                45,609       65,143       29,200
                                                                 ---------    ---------    ---------

Net increase (decrease) in cash and cash equivalents                    52       (3,946)       4,627
Cash and cash equivalents at beginning of the period                   698        4,644           17
                                                                 ---------    ---------    ---------
           Cash and cash equivalents at end of the period        $     750    $     698    $   4,644
                                                                 =========    =========    =========

Supplemental cash disclosure:
  Cash paid for interest                                               317         --      $   8,583
                                                                 =========    =========    =========

Supplemental non-cash financing activities:
  Accrued interest on related company loans refinanced
    as principal balance                                              --      $   2,468    $  54,158
                                                                 =========    =========    =========


The accompanying notes are an integral part of these financial statements

TVA SISTEMA DE TELEVISAO S.A.

Notes to these Financial Statements

(in thousands of U.S. dollars)


1.   TVA Sistema de Televisao S.A. (the "Company") and its principal operations

     The Company renders services related to wireless cable and cable and parabolic antenna television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in Brazil.


2.   Summary of significant accounting policies

     Significant policies followed in the preparation of the accompanying financial statements are described below:

2.1  Basis of presentation

     The financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates which will have a positive or negative effect on future period results.

2.2  Accounting records

     As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency ("real" or "R$"). In order to present the financial statements in conformity with U.S. GAAP, the Company maintains additional accounting records which are used solely for this purpose.

2.3  Currency remeasurement

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translations", the United States dollar has been assumed to be the functional currency as Brazil is a "hyperinflationary" country. As such, the local accounts of the Company are translated into United States dollars as follows:

     o Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.0394 to US$1 in effect on December 31, 1996, and R$0.973 to US$1 in effect on December 31, 1995.

Continued

TVA SISTEMA DE TELEVISAO S.A.

     o Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates, and deferred income taxes, which are translated at the current rate. Translation gains/losses are recognized in the income statement.

2.4  Cash and cash equivalents

     Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.5  Financial instruments

     In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 1996 and 1995 approximate management's best estimate of their estimated fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of payables to film suppliers and other suppliers, other accounts payable, loans to related companies and certain other short-term liabilities is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of loans from related companies approximates their respective carrying values, as interest on these loans is at market rates.

2.6  Accounts receivable

     An allowance for doubtful accounts is established on the basis of an analysis of the accounts receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits.


Continued

TVA SISTEMA DE TELEVISAO S.A.

2.7  Inventories

     Inventories consist of materials and supplies and imports in transit. Materials and supplies are used to provide service to new customers, and to ensure continuity of service to existing customers. Imports in transit represent materials purchased from foreign countries that have not yet been received.

     Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

     An allowance for obsolescence has been established on the basis of an analysis of slow-moving materials and supplies.

2.8  Film exhibition rights and program licensing

     Film exhibition rights and program licensing costs are deferred and recognized as the films and/or programs are exhibited. The allowance for exhibition expiration is determined based on management's estimate of the Company's capacity to telecast the films and projected revenue streams.

2.9  Property, plant and equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in Note 11.

2.10 Advertising

     Advertising revenues are recognized, and the production cost of commercials and programming are charged to expense, when the commercial is telecast.

2.11 Recoverability of long-lived assets to be held and used in the business

     Management reviews long-lived assets, primarily the Company's licenses and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made when appropriate.

     The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", from January 1, 1996, and the effect on the financial statements as a result of the adoption was not significant.

Continued

TVA SISTEMA DE TELEVISAO S.A.

2.12 Revenue recognition

     Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred. Subscription revenues are recognized as earned on an accrual basis.

2.13 Licenses

     Televisao Show Time Ltda. ("TV Show Time") and TVA Brasil Radioenlaces Ltda. ("TVA Brasil") hold licenses covering certain operations of the Company. The use of such licenses is provided to the Company, for a nominal fee, under a Service Agreement dated July 22, 1994, as amended, among TEVECAP, TV Show Time, TVA Brasil and Abril S.A.

     Pursuant to the Service Agreement, TV Show Time and TVA Brasil have agreed to transfer the licenses, which are carried at nil value, to TEVECAP at nominal cost.


3.   Cash and cash equivalents

     As of December 31, 1996 and 1995, cash and cash equivalents were comprised of:

                                                            December 31,
                                                         -------------------
                                                         1996           1995
                                                         ----           ----

     Cash on hand and in banks                           $721           $582
     Short-term investments                                29            116
                                                         ----           ----
                                                         $750           $698
                                                         ====           ====

4.   Accounts receivable

     As of December 31, 1996 and 1995, accounts receivable were comprised of:

                                                             December 31,
                                                      -------------------------
                                                        1996              1995
                                                      --------         --------

      Subscriptions                                   $  7,294         $  5,154
      Installation fees                                  9,789            4,605
      Advertising and programming                        4,511            1,810
      Barter                                             5,248            2,989
      Others                                               156               70
      Allowance for doubtful accounts                   (5,373)          (3,407)
                                                      --------         --------

                                                      $ 21,625         $ 11,221
                                                      ========         ========

Continued

TVA SISTEMA DE TELEVISAO S.A.

5.   Inventories

     As of December 31, 1996 and 1995, inventories were comprised of:

                                                             December 31,
                                                      --------------------------
                                                        1996              1995
                                                      --------          --------

Materials and supplies                                $ 10,544          $ 10,913
Imports in transit                                         832             2,163
Allowance for obsolescence                              (2,250)
                                                      --------          --------
                                                      $  9,126          $ 13,076
                                                      ========          ========

6.   Film exhibition rights

     As of December 31, 1996 and 1995, film exhibition rights were comprised of:

                                                               December 31,
                                                         ----------------------
                                                           1996          1995
                                                         -------        -------

Exhibition rights                                        $ 2,223        $ 1,192
Allowance for exhibition expiration                       (1,162)        (1,162)
                                                         -------        -------
                                                         $ 1,061        $    30
                                                         =======        =======

7.   Prepaid and other assets

       As of December 31, 1996 and 1995, prepaid expenses were comprised of:

                                                                December 31,
                                                             -------------------
                                                              1996         1995
                                                             ------       ------


Advances to suppliers                                        $1,411       $2,022
Prepaid TVA magazine publishing expenses                        510          562
Prepaid meals and transportation                                194          147
Others                                                           40          114
                                                             ------       ------

                                                             $2,155       $2,845
                                                             ======       ======

Continued

TVA SISTEMA DE TELEVISAO S.A.

8.   Related party transactions

     The following tables summarize the transactions between the Company and related parties as of December 31, 1996 and 1995 and for the three years in the period ended December 31, 1996:

                                                            December 31,
                                                     ---------------------------
                                                       1996               1995
                                                     --------           --------

TVA Parana
   Loans receivable                                  $  2,936           $ 10,480
   Accounts receivable                                  1,343               --
   Accounts payable                                       580               --
TV Cabo Santa Catarina
   Loans receivable                                        88               --
Tevecap S.A
   Loans payable                                      286,284            249,885
Coml. Cabo
   Loans payable                                        4,642              4,917
HBO Brasil
   Accounts receivable                                    778                507
Televisao Abril Ltda
   Accounts receivable                                    136               --
ESPN Brasil Ltda
   Accounts receivable                                     55                438
   Accounts payable                                       337                510
Abril S.A
   Accounts receivable                                     19               --
   Accounts payable                                       104                108
   Loans payable                                        2,721               --
Galaxy Brasil
   Accounts receivable                                    136               --
Others
   Accounts receivable                                    115               --
   Accounts payable                                        32                  9
   Loans payable                                           11               --

Continued

TVA SISTEMA DE TELEVISAO S.A.

                                                 Year ended December 31,
                                         ---------------------------------------
                                            1996          1995          1994
                                         ------------  ------------    ---------

Tevecap
   Net interest (income) expense           $ (1,749)     $  2,465      $ 54,143
Abril S.A
   Printing cost                              4,516         2,723         1,309
   Net interest expense                          46          --            --
Coml. Cabo
   Net interest income                         (319)         --            --
TV Cabo Santa Catarina
   Net interest income                          (21)         --            --
ESPN do Brasil Ltda
   Programming costs, net                     3,850           646          --
TVA Parana
   Net interest income                       (1,330)       (2,286)         --
TV Filme
   Programming revenue                       (6,435)         (742)         (163)
Canbras TV a Cabo
   Programming revenue                         (207)         --            --


     The related company loans are denominated in reais and are subject to monetary restatement until December 31, 1995 plus interest charges at the market rate which ranged from 1.80% to 2.50% per month in December 1996 (3.44% per month in December 1995). Such loans are renewable every year on December 31.

     The Company's parent, TEVECAP S.A. ("Tevecap"), and Falcon International Communications Services Inc., one of Tevecap's shareholders, signed a consulting service agreement on April 1, 1996 related to the Company's operations and technologies. Initially, the duration of this agreement is two years, renewable every subsequent two-year period thereafter. The payment for the consulting services amounts to $200 per annum.

     Related-party transactions relating to programming sales and costs and printing service costs were carried out at usual market rates and terms.

     The Company received guarantees in the course of the year from its parent company Tevecap and from Abril S.A. in the form of collateral and letters of credit. The amount outstanding pursuant to these guarantees as of December 31, 1996 was $3,198 and $47,890, respectively.

     The Company, as well as other subsidiaries of Tevecap, is a joint and several guarantor in a private placement transaction conducted by Tevecap in the amount of $250,000. This transaction was carried out on November 26, 1996, with an eight-year term and interest rate of 12.625% p.a.


Continued

TVA SISTEMA DE TELEVISAO S.A.

9.   Loans from Shareholders

     Loans from shareholders as of December 31, 1996 and 1995 were comprised of:

                                                              December 31,
                                                           ---------------------
                                                            1996           1995
                                                           ------         ------


Roberto Civita                                             $ --           $2,616
Maricla I. Rossi                                             --               61
Edgard Silvio Faria                                          --              184
Angelo Silvio Rossi                                          --               45
                                                           ------         ------
                                                           $ --           $2,906
                                                           ======         ======


     Loans from shareholdres in 1995 were subject to interest based on the UFIR (Fiscal Reference Unit) variation which was 22.46% during that year.

10.  Deferred income tax

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1996 and 1995 are as follows:


                                                                December 31,
                                                          ----------------------
                                                            1996         1995
                                                          --------     --------

Deferred tax assets:
   Net operating loss carryforwards                       $ 29,845     $ 24,267
   Deferred charges                                          5,581        7,238
   Allowance for obsolescence                                  437         --
   Provision for claims                                      1,461          343
   Allowance for decoders                                      438         --
   Others                                                      379          688
                                                          --------     --------
               Total gross deferred tax asset               38,141       32,536

Less valuation allowance                                   (32,685)     (24,861)
                                                          --------     --------
Net deferred tax asset                                       5,456        7,675

Deferred tax liability:
   Installation costs                                       (5,456)      (7,675)
                                                          --------     --------
               Total gross deferred tax liability         $ (5,456)    $ (7,675)
                                                          --------     --------
Net deferred tax asset                                        --           --
                                                          ========     ========

     The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109 "Accounting for Income Taxes". As of December 31, 1996, the Company has unexpirable accumulated tax losses of $90,439.

Continued

TVA SISTEMA DE TELEVISAO S.A.

     Income tax was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                  Year Ended December 31,
                                                             ----------------------------------
                                                               1996         1994         1995
                                                             --------     --------     --------

Loss before income taxes and minority interest               $ 13,432     $ 22,635     $ 66,979
Statutory income tax rate                                          33%       30.56%          43%
                                                             --------     --------     --------
                                                                4,433        6,917       28,801
Increase (decrease) in the income tax rate                      1,957       (7,670)       2,846
Monetary correction of deferred charges amortization            5,102       (5,634)     (14,264)
Translation rate difference on exhibition rights                 --            381         --
Translation (loss) gain of tax losses                          (2,054)       1,718        3,369
Monetary correction of shareholders' equity                      --           (449)        (822)
Monetary correction of installation materials depreciation      3,761         (452)      (5,142)
Others                                                         (5,375)       3,198       (1,116)
                                                             --------     --------     --------

Net income tax benefit for the period                           7,824       (1,991)      13,672
(Increase) decrease in valuation allowance                     (7,824)       1,991      (13,672)
                                                             --------     --------     --------
                                                             $   --       $  --        $  --
                                                             ========     ========     ========

11.  Property, plant and equipment

     As of December 31, 1996 and 1995, property, plant and equipment were comprised of:

                                    Annual
                                 Depreciation   Year Ended December 31,
                                     Rate      ------------------------
                                      %           1996          1995
                                   ---------    ---------     ---------
Machinery and equipment              10       $  32,417       $  29,598
Converters                           10          68,078          36,485
Leasehold improvements               25           2,007           1,795
Furniture and fixtures               10           1,199           1,032
Premises                             10           1,376           1,066
Vehicles                             20           1,044             442
Software                             20           2,626           1,360
Tools                                10             632             621
Reception equipment                  20          68,637          44,508
Cable plant                          10          21,931           7,089
Building                              4            --               342
                                              ---------       ---------
                                                199,947         124,338
Accumulated depreciation                        (45,727)        (23,114)
Telephone line use rights                         1,888           1,370
Trademarks, patents and others                      165             164
Fixed assets in transit                           8,579          16,126
Others                                             691              --
                                              ---------       ---------
                                              $ 165,543       $ 118,884
                                              =========       =========

Continued

TVA SISTEMA DE TELEVISAO S.A.

12. Short-term bank loans as of December 31, 1996 represent the refinancing of certain supplier payables. The average short-term interest rate on such loans is LIBOR plus 1.5%.


13.  Other accounts payable

     As of December 31, 1996 and 1995, other accounts payable were comprised of:

                                                                  December 31,
                                                              ------------------
                                                               1996        1995
                                                              ------      ------

Accounts payable to related companies (Note 8)                $1,053      $  627
Advertising                                                      265         427
Importation expenses payable                                   1,330         328
Others                                                            39         446
                                                              ------      ------
                                                              $2,687      $1,828
                                                              ======      ======

14.  Insurance

     The  Company  maintains   insurance  coverage  for  its  fixed  assets  and
     inventories in an amount considered sufficient to cover the risks involved.


15.  Leased assets and commitments

     The Company has entered into film distribution contracts and licensing agreements with film producers for programming for future periods. Such contracts and agreements, which range in life from one to nine years with the exception of a specific contract with ESPN, which has a life of 50 years, require a per-subscriber fee to be paid by the Company on a monthly basis.

     The Company has rented its office space until the year 2001. As of December 31, 1996, future minimum rental payments applicable to operating leases in respect of this space aggregate approximately $5,038 as follows:

                   1997                   $1,805
                   1998                    1,438
                   1999                      623
                   2000                      589
                   2001                      583
                                          ------
                   Total                  $5,038
                                          ======

Continued

TVA SISTEMA DE TELEVISAO S.A.

     As of December 31, 1996, the Company had contractual commitments with Embratel for transponder use until the year 2003. Based on the contract provisions, these operating lease commitments are currently estimated to aggregate approximately $71,854, as follows:

                   1997                   $11,665
                   1998                    11,665
                   1999                    11,665
                   2000                    11,665
                   2001                    11,665
                   2002                     8,054
                   2003                     5,475
                                          -------
                   Total                  $71,854
                                          =======

16.  Common shares

     Common shares represent registered shares without par value.

     The Company's shareholders are entitled to minimum dividends of 25% of net income for the year, adjusted according to Corporation Law. As the Company has not recorded net income since its inception, no such dividends are payable.


17.  Litigation contingencies

     Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company which were not recognized in the financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

     In Management's opinion, all contingencies have been adequately provided for or are without merit, or are of such kind that, if disposed of unfavorably, would not have a material adverse effect on the financial position or future results of operations of the Company.


18.  Pension plan

     In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada, the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Plan expenses amounted to $308 for the year ended December 31, 1996.

Continued

TVA SISTEMA DE TELEVISAO S.A.

19.  Abril Health Care Plan

     In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies and the employees contribute monthly to the Health Care Plan which is responsible for the plan management. In 1996, contributions made by the Company to the Health Care Plan amounted to $1,288.


20.  Working capital deficiency

     The Company's financial statements for the year ended December 31, 1996 were prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of $13,432 and $22,634 for the two years in the period ended December 31, 1996, respectively. In addition, the Company had negative working capital of $56,713 at December 31, 1996.

     The Company is endeavoring to reverse its pattern of losses and effectively meet its liquidity needs through increasing the revenue base and other means.

     In the event that these steps prove to be inadequate to maintain Sistema's operating cash flow, the Company's principal shareholder, TEVECAP, intends to maintain the Company as a going concern. TEVECAP's support may be in the form of cash advances, loans, equity infusions or external guarantees.


21.  Supplementary information - valuation and qualifying accounts and reserves



                                                                                  Allowance           Deferred
                                             Allowance        Allowance              for              Taxation          Provision
                                            for Doubtful        for               Exhibition          Valuation            for
                                              Accounts       Obsolescence         Expiration          Allowance           Claims
                                              --------       ------------         ----------          ---------           ------
Balance as of December 31, 1993               $    363          $     91           $  3,367           $ 13,180           $    210

Additions  Charged to Expense                      848              --                 --               13,672                920

Reduction                                         --                 (91)            (3,032)              --                  (55)
                                              --------          --------           --------           --------           --------
Balance as of December 31, 1994               $  1,211              --             $    335             26,852           $  1,075

Additions (reductions) charged to Expense        2,196              --                  827             (1,991)             2,688
                                              --------          --------           --------           --------           --------
Balance as of December 31, 1995               $  3,407              --             $  1,162           $ 24,861           $  3,763
Additions  Charged to Expense                    1,966             2,250               --                7,824              1,276
                                              --------          --------           --------           --------           --------
Balance as of December 31, 1996               $  5,373          $  2,250           $  1,162           $ 32,685           $  5,039
                                              ========          ========           ========           ========           ========


22.  Recent accounting pronoucements

     The Financial Accounting Standards Board has issued certain Statements of Financial Accounting Standards which are not effective with respect to the fiscal years presented in the consolidated financial statements.

Continued

TVA SISTEMA DE TELEVISAO S.A.

Notes to these Financial Statements, Concluded


     SFAS No. 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities", provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities after December 31, 1996. This standard is not expected to have a material effect on the financial position and the results of operations of the Company due to the absence of material transactions of this nature.

     SFAS No. 128, "Earnings per Share", is effective for fiscal years beginning after December 15, 1997. This standards establishes guidelines for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. This replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS for all entities with complex capital structures. This standard is not expected to have an impact on the Company given that the Company does not have publicly held common stock or potential common stock.


Concluded

                           TVA SUL PARTICIPACOES S.A.
                                AND SUBSIDIARIES

                         REPORT ON FINANCIAL STATEMENTS

        as of December 31, 1996 and 1995 and for each of the three years in the period ended
                                December 31, 1996

                           TVA SUL PARTICIPACOES S.A.

                                AND SUBSIDIARIES


                          INDEX TO FINANCIAL STATEMENTS



                                    Contents


                                                                            Page

Report of Independent Accountants                                           F-65

Balance Sheets as of December 31, 1996 and 1995                             F-66

Statements of Operations for each of the three years in
   the period ended December 31, 1996                                       F-68

Statements of Changes in Shareholders' Equity for each
    of the three years in the period ended December 31, 1996                F-69

Statements of Cash Flows for each of the three years
   in the period ended December 31, 1996                                    F-70

Notes to these Financial Statements                                         F-72

Report of Independent Accountants


To the Shareholders and Directors of
TVA SUL PARTICIPACOES S.A.

We have audited the accompanying consolidated balance sheet of TVA SUL PARTICIPACOES S.A. and subsidiaries (the "Company") as of December 31, 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended; and, combined balance sheet as of December 31, 1995, and the related combined statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period then ended, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TVA SUL PARTICIPACOES S.A. and subsidiaries as of December 31, 1996 and the related consolidated results of operations and cash flows for the year then ended; and the combined balance sheet as of December 31, 1995, and the related combined statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.



Coopers & Lybrand



Sao Paulo, Brazil
April 9, 1997

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Balance Sheets


as of December 31, 1996 and 1995
(in thousands of U.S. dollars)


                                                            December 31,
                                                     ---------------------------
                                                         1996          1995
                                                    (Consolidated)   (Combined)
                                                     ------------  -------------
                       ASSETS

Current assets
   Cash and cash equivalents (Note 3)                   $   694          $    45
   Accounts receivable, net (Note 4)                        943               32
   Inventories (Note 5)                                   3,969               --
   Prepaid and other assets (Note 6)                        603               68
   Other accounts receivable (Note 7)                       901                2
                                                        -------          -------

               Total current assets                       7,110              147

Property, plant and equipment, net (Note 11)             18,833            1,466
Concessions, less accumulated amortization ($837)        10,436               --
Other                                                        46                9
                                                        -------          -------

               Total assets                             $36,425          $ 1,622
                                                        =======          =======



The accompanying notes are an integral part of these financial statements

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Balance Sheets


as of December 31, 1996 and 1995
(in thousands of U.S. dollars)

                                                            December 31,
                                                    ----------------------------
                                                        1996             1995
                                                    (Consolidated)    (Combined)
                                                    --------------    ----------

                   LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Suppliers                                           $  3,187    $     97
   Taxes payable other than income taxes                    467          56
   Accrued payroll and related liabilities                  447         253
   Other accounts payable (Note 8)                        1,500          18
   Accounts payable to related companies (Note 9)         1,779         983
                                                       --------    --------

          Total current liabilities                       7,380       1,407
                                                       --------    --------

Long-term liabilities
   Loans from related companies (Note 9)                 11,354      10,480
   Loans from shareholders                                 --           180
   Advances from shareholders (Note 9)                   12,781        --
                                                       --------    --------

          Total long-term liabilities                    24,135      10,660
                                                       --------    --------

Minority interest                                         1,310        --
Shareholders' equity
   Paid-in capital (Note 13)                             17,534           1
   Accumulated deficit                                  (13,934)    (10,446)
                                                       --------    --------

          Total shareholders' equity                      3,600     (10,445)
                                                       --------    --------

          Total liabilities and shareholders' equity   $ 36,425    $  1,622
                                                       --------    --------

The accompanying notes are an integral part of these financial statements

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Statements of Operations


for the years ended
December 31, 1996, 1995 and 1994
(in thousands of U.S. dollars)



                                                                               Year Ended December 31,
                                                               -----------------------------------------------------
                                                                  1996                  1995                  1994
                                                              (Consolidated)         (Combined)            (Combined)
                                                              --------------         ----------            ----------
Gross revenues
   Monthly subscriptions                                         $ 11,980              $  3,233             $  1,392
   Installation                                                     2,154                  --                   --
   Other                                                               66                  --                      6
   Revenue taxes                                                     (418)                 (227)                 (71)
                                                                 --------              --------             --------
            Net revenue                                            13,782                 3,006                1,327
                                                                 --------              --------             --------
Direct operating expenses
   Payroll and benefits                                             3,841                 1,456                1,005
   Programming                                                      3,324                  --                   --
   Technical assistance                                               246                   215                   15
   Vehicle rentals                                                    320                   247                   21
   TVA magazine                                                       441                  --                   --
   Other costs                                                      1,805                   232                  432
                                                                 --------              --------             --------
                                                                    9,977                 2,150                1,473
                                                                 --------              --------             --------
Selling, general and administrative expenses
   Payroll and benefits                                             1,278                   538                  207
   Advertising and promotion                                          604                   267                 --
   Rent                                                               247                   114                 --
   Other administrative expenses                                    1,986                   292                    1
   Other general expenses                                             837                   486                  802
                                                                 --------              --------             --------
                                                                    4,952                 1,697                1,010
                                                                 --------              --------             --------
Depreciation                                                        1,553                   186                   36
Amortization                                                          837                  --                   --
                                                                 --------              --------             --------
            Operating loss                                         (3,537)               (1,027)              (1,192)
                                                                 --------              --------             --------
Interest income                                                       225                   165                  181
Interest expense                                                   (2,043)               (3,527)              (2,568)
Translation gain (loss)                                               373                     8                  (22)
Other nonoperating income, net                                      1,612                    27                 --
                                                                 --------              --------             --------

            Loss before income taxes and minority interest         (3,370)               (4,354)              (3,601)
Income taxes (Note 10)                                               (156)                 --                   --
                                                                 --------              --------             --------
            Loss before minority interest                          (3,526)               (4,354)              (3,601)
Minority interest                                                      38                  --                   --
                                                                 --------              --------             --------
            Net loss                                             $ (3,488)             $ (4,354)            $ (3,601)
                                                                 --------              --------             --------

The accompanying notes are an integral part of these financial statements

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Statements of Changes in Shareholders' Equity

for the years ended
December 31, 1996, 1995 and 1994
(in thousands of U.S. dollars)

                                                  Paid-in
                                                  Capital   Accumulated
                                                 (Note 13)    Deficit      Total
                                                 --------    --------    --------
Balance as of December 31, 1993 (combined)       $      1    $ (2,491)   $ (2,490)

Net loss for the year                                          (3,601)     (3,601)
                                                 --------    --------    --------

Balance as of December 31, 1994 (combined)              1      (6,092)     (6,091)

Net loss for the year                                          (4,354)     (4,354)
                                                 --------    --------    --------

Balance as of December 31, 1995 (combined)              1     (10,446)    (10,445)

Capital contributed on:
    August 30, 1996                                17,533                  17,533

Net loss for the year                                          (3,488)     (3,488)
                                                 --------    --------    --------

Balance as of December 31, 1996 (consolidated)
                                                 $ 17,534    $(13,934)   $  3,600
                                                 ========    ========   =========


The accompanying notes are an integral part of these financial statements

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Statements of Cash Flows

for the years ended
December 31, 1996, 1995 and 1994
(in thousands of U.S. dollars)


                                                                                                   Year Ended December 31,
                                                                                      ----------------------------------------------
                                                                                           1996            1995              1994
                                                                                      (Consolidated)     (Combined)       (Combined)
                                                                                      --------------     ----------       ----------
Cash flows from operating activities:
  Net loss                                                                               $ (3,488)        $ (4,354)        $ (3,601)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Depreciation                                                                            1,553              186               36
    Amortization                                                                              837             --               --
    Allowance for doubtful accounts                                                           386             --               --
    Disposal of property, plant and equipment                                                --               --                (15)
    Minority interest                                                                         (38)            --               --
  Changes in operating assets and liabilities:
    Accounts receivable                                                                    (1,296)             (32)            --
    Prepaid and other assets                                                                 (502)             (23)             (34)
    Other accounts receivable                                                                (891)               5                6
    Accrued interest                                                                        1,497            2,331            2,328
    Inventories                                                                            (3,927)            --               --
    Other assets                                                                              (30)              (1)              (5)
    Suppliers                                                                               2,665               (6)              72
    Taxes payable other than income taxes                                                     293               27               22
    Accrued payroll and related liabilities                                                    (4)             113               59
      Advances received from subscribers                                                      (30)            --               --
    Other accounts payable excluding accounts payable from related
    companies                                                                               1,664              945               47
                                                                                         --------         --------         --------
           Net cash  used in operating activities                                          (1,311)            (809)          (1,085)
                                                                                         --------         --------         --------

Cash flows used in investing activities:
  Purchase of property, plant and equipment                                               (14,662)          (1,454)             (69)
  Acquisition of businesses, net of cash acquired                                         (14,235)            --               --
                                                                                         --------         --------         --------
           Net cash used in investing activities                                          (28,897)          (1,454)             (69)
                                                                                         --------         --------         --------

Cash flows provided by (used in) financing activities:
  Capital contributions                                                                    17,533             --               --
  Repayments of loans from shareholders                                                      (162)            --               --
  Loans from related companies                                                              8,672            8,220            1,152
  Advances from shareholders                                                               12,781             --               --
  Repayments of loans from related companies                                               (9,315)          (5,912)            --
  Minority interest                                                                         1,348             --               --
                                                                                         --------         --------         --------
           Net cash provided by financing activities                                       30,857            2,308            1,152
                                                                                         --------         --------         --------

Net increase (decrease) in cash and cash equivalents                                          649               45               (2)
Cash and cash equivalents at beginning of the period                                           45             --                  2
                                                                                         --------         --------         --------
           Cash and cash equivalents at end of the period                                $    694         $     45         $   --
                                                                                         --------         --------         --------


The accompanying notes are an integral part of these financial statements

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Statements of Cash Flows

December 31, 1996 and 1995
(in thousands of U.S. dollars)



                                                                                Year Ended December 31,
                                                                      -----------------------------------------
                                                                        1996            1995          1994
                                                                     (Consolidated)   (Combined)    (Combined)
                                                                      ------------   ------------  ------------

Supplemental cash disclosure:
  Cash paid for interest                                              $      --      $     2,708   $       -
                                                                      =============  ============  ============

Supplemental noncash financing activities:
  Accrued interest on related company loans refinanced
    as principal balance                                              $      1,497   $     2,286   $     2,269
                                                                      =============  ============  ============

Details of acquisitions:
  Fair value of assets acquired                                             15,701          --            --
  Liabilities assumed                                                      (1,385)
                                                                      -------------  ------------  ------------
  Cash paid                                                                 14,316          --            --
  Less: cash acquired                                                         (81)          --            --
                                                                      -------------  ------------  ------------
  Net cash paid for acquisitions                                      $      14,235  $      --     $      --
                                                                      =============  ============  ============


The accompanying notes are an integral part of these financial statements

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements

(in thousands of U.S. dollars)


1.      The Company and its principal operations

        The accompanying financial statements reflect the results of operations of TVA Sul Participacoes S.A. and its subsidiaries (the "Company").

        TVA Sul Participacoes S.A. is a holding company, the subsidiaries of which render services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in the South of Brazil.

2.      Summary of significant accounting policies

        Significant policies followed in the preparation of the accompanying consolidated and combined financial statements are described below:

2.1     Basis of presentation; combined and consolidated

        a) Basis of presentation

        The combined and consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates which will have a positive or negative effect on future period results.


Continued

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements,  Continued



     b) Consolidated presentation as of and for the year ended December 31, 1996

     TVA Sul Participacoes S.A. was incorporated on March 3, 1996 as a holding company for certain entities which were under common control. Accordingly, the financial statements as of and for the year ended December 31, 1996 are prepared on a consolidated basis. The consolidated financial statements include the accounts of all majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

     c) Combined presentation as of December 31, 1995 and for each of the two years in the period ended December 31, 1995

     The combined financial statements as of December 31, 1995 and for each of the two years in the period ended December 31, 1995 reflect the results of TVA Parana (formerly TVA Curitiba Servicos Telecomunicacoes Ltda.).

2.2  Accounting records

     As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency ("reais" or "R$"). In order to present the financial statements in conformity with accounting principles generally accepted in the United States of America, the Company maintains additional accounting records which are used solely for this purpose.

2.3  Currency remeasurement

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions", the United States dollar has been assumed to be the functional currency as Brazil is a "hyperinflationary" country. As such, the local accounts of the Company are translated into United States dollars as follows:

     o Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.0394 to US$1 in effect on December 31, 1996, and R$0.973 to US$1 in effect on December 31, 1995.

     o Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates and deferred income taxes, which are translated at the current rate. Translation gains and losses are recognized in the income statement.

Continued

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements,  Continued

2.4  Cash and cash equivalents

     Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.5  Combined and consolidated financial statements

     The Company's combined and consolidated operating subsidiaries included in the financial statements are:

                                                   Ownership interest as of
                                                          December 31,
                                               ---------------------------------
                                                   1996                  1995
                                               (Consolidated)         (Combined)
                                               --------------         ----------
     TVA Sul Parana Ltda. (a)                     100.00%                80.00%
     TVA Sul Santa Catarina Ltda. (a)              99.50%                 --
     TVA Sul Foz do Iguacu Ltda. (a)              100.00%                 --
     CCS Camboriu Cable System
               de Telecomunicacoes Ltda.           60.00%                 --
     TCC TV a Cabo Ltda. (a)                      100.00%                 --
     TV Alfa Cabo Ltda. (a)                       100.00%                 --

----------
a) One common share in each of these entities is owned by a Brazilian National pursuant to local legislation.

2.6  Acquisitions

     During the year ended December 31, 1996 the Company acquired control of the following entities which were accounted for under the purchase method of accounting: i) in February 1996, the Company acquired TVA Sul Santa Catarina ("TVA SSC"); ii) in March 1996, the Company acquired TCC TV a Cabo Ltda. ("TCC") and TV Alfa Cabo Ltda. ("TV Alfa"); and iii) in May 1996, the Company acquired TVA Sul Foz do Iguacu Ltda. ("TVA SF") and CCS Camboriu Cable Systems de Telecomunicacoes Ltda. ("CCS"). In each case, the excess of the purchase price over the fair value of assets acquired represents the value of concessions of certain television stations. These concessions are being amortized on a straight line basis over ten years.

Continued

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements,  Continued

     The purchase prices have been allocated to the assets purchased and the liabilities assumed based upon the fair values on the dates of acquisition, as follows:

                                            TVA SSC     TVA SF      CCS        TCC      TV Alfa
                                            -------    -------    -------    -------    -------
     Current assets, other than cash        $  --      $    23    $     7    $    51    $     5
     Property, plant and equipment               25        319      3,501        238        176
     Other assets                              --            3       --         --         --
     Concessions                                 45      5,346        841      2,622      2,418
     Other liabilities                          (55)      (377)      (139)      (127)      (687)
                                            -------    -------    -------    -------    -------
     Purchase price, net of cash received   $    15    $ 5,314    $ 4,210    $ 2,784    $ 1,912
                                            =======    =======    =======    =======    =======
                Total purchase price        $    15    $ 5,324    $ 4,210    $ 2,834    $ 1,933
                                            =======    =======    =======    =======    =======

     The operating results of these acquired businesses have been included in the consolidated statement of operations from the dates of acquisition. On the basis of a pro forma consolidation of the results of operations as if the acquisitions had taken place on January 1, 1995, consolidated net revenues would have been $15,512 (unaudited) and $4,876 (unaudited) for the years ended December 31, 1996 and 1995 respectively. Such pro forma amounts do not purport to be indicative of results that would have occurred had the acquisition been in effect for the periods presented, nor do they purport to be indicative of the results that will be obtained in the future.

     The Company is unable to present pro forma amounts for income before extraordinary items and net income as, although management attempted to obtain such information from the owners, it was not available. These entities were acquired for the purpose of expanding the cable TV system penetration for the Company. The assets purchased will be operated under the Company's management, using the Company's programming and employees.

2.7  Financial instruments

     In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 1996 and 1995 approximate management's best estimate of their estimated fair values. The following methods and assumptions were used to


Continued

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements,  Continued

     estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of payables to suppliers, other accounts payable, loans to related companies and certain other short-term liabilities is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of loans from related companies approximates their respective carrying values as interest on these loans is at market rates.

2.8  Accounts receivable

     An allowance for doubtful accounts was established on the basis of an analysis of the accounts receivable, in light of the risks involved, in an amount sufficient to cover any losses incurred in realization of credits.

2.9  Inventories

     Inventories consist of materials and supplies used to provide service to new customers, and to ensure continuity of service to existing customers.

     Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

2.10 Property, plant and equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in Note 11.

2.11 Recoverability of long-lived assets to be held and used in the business

     Management reviews long-lived assets, primarily the Company's concessions and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Assets are grouped and evaluated for possible impairment at the level of each cable television system;

Continued
                                      F-76

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements,  Continued

     impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made when appropriate.

     The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ", from January 1, 1996 and the effect on the financial statements as a result of the adoption was not significant.

2.12 Revenue recognition

     Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred. Subscription revenues are recognized as earned on an accrual basis.

2.13 Accounting for issuances of stock by subsidiaries

     Gains and losses arising from the issuances of previously unissued shares to unrelated parties by subsidiaries are recognized in income as nonoperating income to the extent that the net book value of the shares owned by the parent after the sale exceed or is lower than the net book value per share immediately prior to the sale of the shares by the subsidiary.

3.   Cash and cash equivalents

     As of December 31, 1996 and 1995, cash and cash equivalents were comprised of:

                                                       December 31,
                                                 ----------------------
                                                   1996          1995
                                                 ---------    ---------
        Cash on hand and in banks                $     502    $      45
        Short-term investments                         192            -
                                                 ---------    ---------

                                                 $     694    $      45
                                                 =========    =========


Continued

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements,  Continued


4.   Accounts receivable, net

     As of December 31, 1996 and 1995, accounts receivable were comprised of:

                                                       December 31,
                                                  ---------------------
                                                    1996         1995
                                                  ---------   ---------

        Subscriptions                            $     612          --
        Installation fees                              539    $      32
        Others                                         178          --
        Allowance for doubtful accounts               (386)         --
                                                  --------     --------
                                                 $     943    $      32
                                                  ========     ========


5.   Inventories

     As of December 31, 1996 and 1995, inventories were comprised of:

                                                       December 31,
                                                  ----------------------
                                                    1996        1995
                                                  --------     ---------
     Materials and suppliers                     $   3,779        --
     Import in transit                                 190        --
                                                  --------     --------
                                                  $  3,969        --
                                                  ========     ========


6.   Prepaid and other assets

     As of December 31, 1996 and 1995, prepaid expenses were comprised of:


                                                       December 31,
                                                  ---------------------
                                                     1996         1995
                                                  --------     --------

        Advances to suppliers                    $     563    $      22
        Prepaid meals and transportation                --           20
        Others                                          40           26
                                                  --------     --------
                                                 $     603    $      68
                                                  ========     ========


Continued

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements,  Continued

7.   Other accounts receivable

     As of December 31, 1996 and 1995, other accounts receivable were comprised of:

                                                       December 31,
                                                  ----------------------
                                                    1996        1995
                                                  --------     ---------
        Advances to employees                    $      79            -
        Accounts receivable from related
           companies (Note 9)                          610            -
        Others                                         212    $       2
                                                  --------     ---------
                                                 $     901    $       2
                                                  ========     =========


8.   Other accounts payable

     As of December 31, 1996 and 1995, other accounts payable were comprised of:

                                                       December 31,
                                                  ----------------------
                                                    1996         1995
                                                  --------     ---------
        Pledges and guarantees                   $     332            -
        Bank loans                                     427            -
        Accounts payable - imports                     297            -
        Others                                         444    $     18
                                                  --------     ---------
                                                 $   1,500    $      18
                                                  ========     =========


9.   Related party transactions

     The following tables summarize the transactions between the Company and related parties as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996:

Continued
                                      F-79

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements,  Continued

                                                     December 31,
                                                ----------------------
                                                  1996          1995
                                                --------     ---------
Leonardo Petrelli
   Advance from shareholder                    $ 1,643            --

TVA Sistema de Televisao S.A
   Loans payable                                 3,025         $10,480
   Accounts payable                              1,343             983
   Acounts receivable                              603            --

Tevecap S.A
   Advance from shareholder                     11,138            --
   Accounts receivable                               6            --
   Loans payable                                 8,329            --

TVA Paga Parana
   Accounts receivable                               1            --

ESPN do Brasil Ltda
   Accounts payable                                 30            --

Others
   Accounts payable                                406            --



                                                Year ended December 31,
                                           ----------------------------------
                                             1996         1995         1994
                                           --------     --------    ---------
TVA Sistema de Televisao S.A
   Net interest expense                      1,330       2,286        --
Tevecap
   Net interest expense                        166        --         2,269


     The related company loans are denominated in reais and are subject to monetary restatement until December 31, 1995 plus interest charges at the market rate which ranged from 1.8% to 2.2% per month in December 1996 (3.44% per month in December 1995). Such loans are renewable every year on December 31.


Continued

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements,  Continued

10.  Deferred income tax

   The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1996 and 1995 are as follows:

                                                               December 31,
                                                         ----------------------
                                                           1996          1995
                                                          -------       -------
Deferred tax assets:
   Net operating loss carryforwards                       $ 5,044       $ 3,425
   Deferred charges                                            97          --
   Others                                                     171            11
                                                          -------       -------

           Total gross deferred tax asset                   5,312         3,436
                                                          -------       -------

   Less valuation allowance                                (5,071)       (3,122)
                                                          -------       -------

Net deferred tax asset                                        241           314

Deferred tax liability:
   Installation costs                                         241           314
                                                          -------       -------

    Total gross deferred tax liability                       (241)         (314)
                                                          -------       -------

Net deferred tax asset                                    $  --         $  --
                                                          =======       =======


  The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109, "Accounting for Income Taxes".

  As of December 31, 1996, the Company and subsidiaries have unexpirable accumulated tax losses of $15,285.

  The combined income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:


                                                        Year Ended December 31,
                                                  ---------------------------------
                                                    1996         1995         1994
                                                   -------     -------     -------
Loss before income taxes and minority interest     $ 3,370     $ 4,354     $ 3,601
Statutory income tax rate                            33.00%      30.56%         43%
                                                   -------     -------     -------
                                                     1,112       1,331       1,548
Increase (decrease) in the income tax rate              76        (753)        212
Monetary correction of deferred charges               (198)       --          --
Monetary correction net of unallowable
   amoritization                                       486        --          --
Others                                                 317         (26)       (116)
                                                   -------     -------     -------

Consolidated income tax benefit for the period       1,793         552       1,644
Increase in valuation allowance                     (1,949)       (552)     (1,644)
                                                   -------     -------     -------
                                                   $  (156)    $  --       $  --
                                                   =======     =======     =======

Continued

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements,  Continued


     Income tax payable represents amounts owing by subsidiaries calculated on a unitary basis.



11.  Property, plant and equipment

     As of December 31, 1996 and 1995, property, plant and equipment were comprised of:


                                       Annual           December 31,
                                    Depreciation   ----------------------
                                       Rate          1996          1995
                                         %         --------     ---------

     Machinery and  Equipment            10       $  1,847    $     172
     Converters                          10          5,412           --
     Leasehold  Improvements             25            104           35
     Furniture and  Fixtures             10            548          164
     Premises                            10            320            3
     Vehicles                            20            126           15
     Software                            20            116           45
     Tools                               10             65           --
     Reception  Equipment                20          4,693        1,203
     Cable plant                         10          3,454           --
     Building                             4          3,765           --
                                                  --------     --------
                                                    20,450        1,637
     Accumulated  Depreciation                      (2,071)        (254)
     Telephone  Line Use Rights                         60           83
     Fixed  Assets in Transit                          338           --
     Others                                             56           --
                                                  --------     --------
                                                  $ 18,833    $   1,466
                                                  ========     =========


12.  Insurance

     The  Company  maintains   insurance  coverage  for  its  fixed  assets  and
     inventories in an amount considered sufficient to cover the risks involved.



13.  Paid-in capital

     Paid-in capital as of December 31, 1996 and 1995 was comprised of:


                                            1996                    1995
                                    ----------------------  --------------------
                                       US$       Shares        US$      Shares
                                    -------- -------------  --------- ----------

       TVA Parana                       --         --       $    1     1,000
                                    ======== ============== ========= ==========
       TVA Sul Participacoes S.A.   $ 17,534   18,470,825         -         -
                                    -------- -------------- --------- ---------


     Paid-in capital represents registered common shares without par value.


Continued

TVA SUL PARTICIPACOES S.A.

AND SUBSIDIARIES

Notes to these Financial Statements,  Continued

     The Company's shareholders are entitled to a minimum dividend of 25% of net income for the year, adjusted according to the Corporation Law. As the Company has recorded no net income since its inception, no such dividends are payable.


14.  Supplementary information - valuation and qualifying accounts and reserves

                                                  Deferred
                                                  Taxation         Allowance
                                                  Valuation      for Doubtful
                                                  Allowance         accounts
                                                  ---------      ------------
Balance as of December 31, 1993                    $  926             --
Additions  Charged to Expense                       1,644             --
                                                   ------            ----
Balance as of December 31, 1994                     2,570             --
Additions  Charged to Expense                         552             --
                                                   ------            ----
Balance as of December 31, 1995                     3,122             --
Additions  Charged to Expense                       1,949            $386
                                                   ------           -----
Balance as of December 31, 1996                    $5,071            $386
                                                   ======           =====

15.  Recent accounting pronoucements

     The Financial Accounting Standards Board has issued certain Statements of Financial Accounting Standards which are not effective with respect to the fiscal years presented in the consolidated financial statements.

     SFAS No. 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities", provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities after December 31, 1996. This standard is not expected to have a material effect on the financial position and the results of operations of the Company due to the absence of material transactions of this nature.

     SFAS No. 128, "Earnings per Share", is effective for fiscal years beginning after December 15, 1997. This standard establishes guidelines for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. This replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS for all entities with complex capital structures. This standard is not expected to have an impact on the Company given that the Company does not have publicly held common stock or potential common stock.

Continued

TVA SUL PARTICIPACOES S.A.

AND ITS SUBSIDIARY

Notes to these Financial Statements,  Concluded

Concluded



16.  Abril Health Care Plan

     In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan), was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies and the employees contribute monthly to the Health Care Plan which is responsible for the plan management. In 1996, contributions made by the Company to the Health Care Plan and certain affiliated companies amounted to $115.

Concluded

                    TV ALFA CABO LTDA., TCC TV A CABO LTDA.,
          CCS CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTDA., TVA SUL
                  PARANA LTDA., TVA SUL FOZ DO IGUACU LTDA. AND
                          TVA SUL SANTA CATARINA LTDA.

                         REPORT ON FINANCIAL INFORMATION

                         as of and for the periods ended
                                December 31, 1996

          TV ALFA CABO LTDA. ("TV ALFA"), TCC TV A CABO LTDA. ("TCC"),
          CCS CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTDA. ("CCS"),
           TVA SUL PARANA LTDA. ("TVA PARANA"), TVA SUL FOZ DO IGUACU
        LTDA. ("FOZ DO IGUACU") AND TVA SUL SANTA CATARINA LTDA. ("SSC")



                         INDEX TO FINANCIAL INFORMATION



                                    Contents

                                                                           Page

Reports of Independent Accountants                                         F-86

Balance Sheets as of December 31, 1996                                     F-92

Statements of Income for the periods ended December 31, 1996               F-94

Statements of Changes in Shareholders' Equity for the periods
ended December 31, 1996                                                    F-95

Statements of Cash Flows for the periods ended
December 31, 1996                                                          F-96

Notes to Financial Information                                             F-97

Report of Independent Accountants


To the Shareholders and Directors of
TV ALFA CABO LTDA.

We have audited the accompanying financial information reflecting the balance sheet of TV ALFA CABO LTDA., as of December 31, 1996, and the related statements of operations, changes in shareholders' equity and cash flows for the period from March 30, 1996 to December 31, 1996, all expressed in United States dollars. This financial information is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial information are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial information referred to above presents fairly, in all material respects, the financial position of TV ALFA CABO LTDA., as of December 31, 1996 and the results of operations and cash flows for the period from March 30, 1996 to December 31, 1996, in conformity with accounting principles generally accepted in the United States of America.



Coopers & Lybrand



Sao Paulo, Brazil
April 9, 1997

Report of Independent Accountants



To the Shareholders and Directors of
TCC TV A CABO LTDA.

We have audited the accompanying financial information reflecting the balance sheet of TCC TV A CABO LTDA., as of December 31, 1996, and the related statements of operations, changes in shareholders' equity and cash flows for the period from March 30, 1996 to December 31, 1996, all expressed in United States dollars. This financial information is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial information are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial information referred to above presents fairly, in all material respects, the financial position of TCC TV A CABO LTDA. as of December 31, 1996 and the results of operations and cash flows for the period from March 30, 1996 to December 31, 1996, in conformity with accounting principles generally accepted in the United States of America.



Coopers & Lybrand



Sao Paulo, Brazil
April 9, 1997

Report of Independent Accountants



To the Shareholders and Directors of
CCS CAMBORIU CABLE SYSTEM
     DE TELECOMUNICACOES LTDA

We have audited the accompanying financial information reflecting the balance sheet of CCS CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTDA. as of December 31, 1996, and the related statements of operations, changes in shareholders' equity and cash flows for the period from May 30, 1996 to December 31, 1996, all expressed in United States dollars. This financial information is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial information are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial information referred to above presents fairly, in all material respects, the financial position of CCS CAMBORIu CABLE SYSTEM DE TELECOMUNICACOES LTDA. as of December 31, 1996 and the results of operations and cash flows for the period from May 30, 1996 to December 31, 1996, in conformity with accounting principles generally accepted in the United States of America.



Coopers & Lybrand



Sao Paulo, Brazil
April 9, 1997

Report of Independent Accountants



To the Shareholders and Directors of
TVA SUL SANTA CATARINA LTDA.

We have audited the accompanying financial information reflecting the balance sheet of TVA SUL SANTA CATARINA LTDA., as of December 31, 1996, and the related statements of operations, changes in shareholders' equity and cash flows for the period from February 28, 1996 to December 31, 1996, all expressed in United States dollars. This financial information is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial information are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial information referred to above presents fairly, in all material respects, the financial position of TVA SUL SANTA CATARINA LTDA., as of December 31, 1996 and the results of operations and cash flows for the period from February 28, 1996 to December 31, 1996, in conformity with accounting principles generally accepted in the United States of America.



Coopers & Lybrand



Sao Paulo, Brazil
April 9, 1997

Report of Independent Accountants



To the Shareholders and Directors of
TVA SUL FOZ DO IGUACU LTDA.

We have audited the accompanying financial information reflecting the balance sheet of TVA SUL FOZ DO IGUACU LTDA. as of December 31, 1996, and the related statements of operations, changes in shareholders' equity and cash flows for the period from May 30, 1996 to December 31, 1996, all expressed in United States dollars. This financial information is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial information are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial information referred to above presents fairly, in all material respects, the financial position of TVA SUL FOZ DO IGUACU LTDA. as of December 31, 1996 and the results of operations and cash flows for the period from May 30, 1996 to December 31, 1996, in conformity with accounting principles generally accepted in the United States of America.



Coopers & Lybrand



Sao Paulo, Brazil
April 9, 1997

Report of Independent Accountants



To the Shareholders and Directors of
TVA SUL PARANA LTDA.

We have audited the accompanying financial information reflecting the balance sheet of TVA SUL PARANA LTDA. as of December 31, 1996, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended, all expressed in United States dollars. This financial information is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial information are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial information referred to above presents fairly, in all material respects, the financial position of TVA SUL PARANA LTDA. , as of December 31, 1996 and the results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



Coopers & Lybrand



Sao Paulo, Brazil
April 9, 1997

TV ALFA, TCC, CCS, TVA PARANA, FOZ DO IGUACU AND SSC



Balance Sheets

as of December 31, 1996
(in thousands of U.S. dollars)




                                                                                                                Foz do        TVA
                                                            TV Alfa        TCC          CCS          SSC        Iguacu       Parana
                                                           --------      -------      -------      -------      -------      -------


                       ASSETS

Current assets
  Cash and cash equivalents (Note 3)                        $    14      $    70      $    86     $    --       $    34      $   406
  Accounts receivable, net (Note 4)                              77           13            3           49           15          786
  Inventories                                                    --           --          907          420          584        2,058
  Prepaid and other assets (Note 5)                              --           --           31           19          144          408
  Other accounts receivable (Note 6)                            352          140           25           54          224          857
                                                           --------      -------      -------      -------      -------      -------
        Total current assets                                    443          223        1,052          542        1,001        4,515

Property, plant and equipment, net (Note 8)                     160          264        3,455        2,470          502       11,982
Loans to related companies (Note 7)                              --           --           --           --           --        2,066
Other                                                            --            5           --           --           25           14
                                                           --------      -------      -------      -------      -------      -------
        Total assets                                        $   603      $   492      $ 4,507      $ 3,012      $ 1,528      $18,577
                                                            =======      =======      =======      =======      =======      =======



The accompanying notes are an integral part of this Financial Information

TV ALFA, TCC, CCS, TVA PARANA, FOZ DO IGUACU AND SSC



Balance Sheets


as of December 31, 1996
(in thousands of U.S. dollars)


                                                                                                                Foz do        TVA
                                                            TV Alfa        TCC          CCS          SSC        Iguacu       Parana
                                                           --------      -------      -------      -------      -------      -------


LIABILITIES AND SHAREHOLDERS' EQUITY

Current assets
  Suppliers                                                $    137     $    168    $    477     $    335     $    580     $  1,490
  Taxes payable other than income taxes                         109           31          34            5           50          238
  Accrued payroll and related liabilities                        14           --          11           45           56          321
  Others accounts payable (Note 9)                               77            5         711        1,363          357        2,776
                                                           --------      -------     -------      -------      -------      -------
        Total current assets                                    337          204       1,233        1,748        1,043        4,825
                                                           --------      -------     -------      -------      -------      -------

Long-term liabilities
  Loans from related companies (Note 7)                         492           --          --        2,153          579        9,213
                                                           --------      -------     -------      -------      -------      -------
        Total long-term liabilities                             492           --          --        2,153          579        9,213
                                                           --------      -------     -------      -------      -------      -------

Shareholders' equity
  Paid in capital                                               344           47       4,012            1            5       18,454
  Accumulated (deficit) income                                 (570)         241        (738)        (890)         (99)     (13,915)
                                                           --------      -------     -------      -------      -------      -------
        Total shareholders' equity                             (226)         288       3,274         (889)         (94)       4,539
                                                           --------      -------     -------      -------      -------      -------
        Total liabilities and                              $    603     $    492    $  4,507     $  3,012     $  1,528     $ 18,577
        shareholders' equity                                =======      =======     =======      =======      =======      =======



The accompanying notes are an integral part of this Financial Information

TV ALFA, TCC, CCS, TVA PARANA, FOZ DO IGUACU AND SSC



Statements of Income

for the periods ended December 31, 1996
(in thousands of U.S. dollars)


                                                                                                                Foz do        TVA
                                                            TV Alfa        TCC          CCS          SSC        Iguacu       Parana
                                                           --------      -------      -------      -------      -------      -------

Gross revenues
   Monthly subscriptions                                   $ 1,000      $   828      $   943      $   103      $ 1,080      $ 8,026
   Installation                                                 11           --           --           11           70        2,062
   Other                                                        --            2           30           --           --           34
   Revenue taxes                                               (21)         (20)         (26)          (3)         (23)        (325)
                                                           --------      -------      -------      -------      -------      -------
            Net revenue                                        990          810          947          111        1,127        9,797
                                                           --------      -------      -------      -------      -------      -------
Direct operating expenses
   Payroll and benefits                                         --            3          120          198          125        3,395
   Programming                                                 408          420          286           20          507        1,683
   Technical assistance                                         --           --           --           --           --          246
   Vehicle rentals                                              --           --           --           --           --          320
   TVA magazine                                                 42           37           --            9           53          300
   Other costs                                                  --           48          215          535          150          857
                                                           --------      -------      -------      -------      -------      -------
                                                               450          508          621          762          835        6,801
                                                           --------      -------      -------      -------      -------      -------
Selling, general and administrative
     expenses
   Payroll and benefits                                        143            4          123           --          159          849
   Advertising and promotion                                    --            3           23           94           50          434
   Rent                                                         35           14            6           60           --          132
   Other administrative expenses                                34           49          111          106           65        1,621
   Other general expenses                                      118           --           --           --            5          714
                                                           --------      -------      -------      -------      -------      -------
                                                               330           70          263          260          279        3,750
                                                           --------      -------      -------      -------      -------      -------
Depreciation                                                    21           20           99           44           40        1,329
                                                           --------      -------      -------      -------      -------      -------
            Operating income/(loss)                            189          212          (36)        (955)         (27)      (2,083)
                                                           --------      -------      -------      -------      -------      -------
Interest income                                                 27           11           12           --           11          283
Interest expense                                               (26)         (28)         (34)          --          (27)      (1,893)
Translation gain (loss)                                         72          (54)          (2)          95           32           99
Other nonoperating income, net                                   2           --           --           --           --          125
                                                           --------      -------      -------      -------      -------      -------
            Income (loss) before income                        264          141          (60)        (860)         (11)      (3,469)
                taxes
Income taxes (Note 10)                                          --          (64)         (34)          --          (58)          --
                                                           --------      -------      -------      -------      -------      -------
            Net income (loss)                              $   264      $    77      $   (94)     $  (860)     $   (69)     $(3,469)
                                                           ========      =======     ========      =======      =======      =======


The accompanying notes are an integral part of this Financial Information

TV ALFA, TCC, CCS, TVA PARANA, FOZ DO IGUACU AND SSC



Statements of Change in Shareholders' Equity


for the periods ended December 31, 1996
(in thousands of U.S. dollars)


                                                                                                   TVA Parana
                                                                                ---------------------------------------------------
                                                                                Paid-in            Accumulated
                                                                                Capital              Deficit                Total
                                                                                --------             --------              --------

Balance as of January 1, 1996                                                   $      1             $(10,446)             $(10,445)
Capital contributed on:
  April 30, 1996                                                                  14,895                                     14,895
  August 30, 1996                                                                  3,558                                      3,558
Net loss for the period                                                                                (3,469)               (3,469)
                                                                                --------             --------              --------
        Balance as of December 31, 1996                                         $ 18,454             $(13,915)             $  4,539
                                                                                ========             ========              ========


                                                                                                       SSC
                                                                                ---------------------------------------------------
                                                                                Paid-in            Accumulated
                                                                                Capital              Deficit                Total
                                                                                --------             --------              --------
Balance as of February 28, 1996                                                 $      1             $    (30)             $    (29)
Net loss for the period                                                                                  (860)                 (860)
                                                                                --------             --------              --------
        Balance as of December 31, 1996                                         $      1             $   (890)             $   (889)
                                                                                ========             ========              ========




                                                                     TV Alfa                                   TCC
                                                        ----------------------------------       ----------------------------------
                                                        Paid-in    Accumulated                   Paid-in     Accumulated
                                                        capital      Deficit        Total        capital      deficit        Total
                                                        -------      -------       -------       -------      -------       -------
Balance as of March 30, 1996                            $   344      $  (834)      $  (490)      $    47      $   164       $   211
Net loss for the period                                                  264           264                         77            77
                                                        -------      -------       -------       -------      -------       -------
      Balance as of December 31, 1996                   $   344      $  (570)      $  (226)      $    47      $   241       $   288
                                                        =======      =======       =======       =======      =======       =======


                                                                       CCS                                 Foz do Iguacu
                                                        ----------------------------------       ----------------------------------
                                                        Paid-in    Accumulated                   Paid-in     Accumulated
                                                        capital      Deficit        Total        capital      deficit        Total
                                                        -------      -------       -------       -------      -------       -------
Balance as of May 30, 1996                              $ 4,012      $  (644)      $ 3,368       $     5      $   (30)      $   (25)
Net loss for the period                                                  (94)          (94)                       (69)          (69)
                                                        -------      -------       -------       -------      -------       -------
      Balance as of December 31, 1996                   $ 4,012      $  (738)      $ 3,274       $     5      $   (99)      $   (94)
                                                        =======      =======       =======       =======      =======       =======



The accompanying notes are an integral part of this Financial Information

TV ALFA, TCC, CCS, TVA PARANA, FOZ DO IGUACU AND SSC


Statements of Cash Flows

for the periods ended December 31, 1996
(in thousands of U.S. dollars)


                                                                                                                Foz do        TVA
                                                               TV Alfa       TCC         CCS         SSC        Iguacu       Parana
                                                               --------    --------    --------    --------    --------    --------
Cash flows from operating activities:
  Net loss                                                     $    264    $     77    $    (94)   $   (860)   $    (69)   $ (3,469)
  Adjustments to reconcile net loss to net
  cash
    provided by (used in) operating
    activities:
    Depreciation                                                     21          20          99          44          40       1,329
  Changes in operating assets and
  liabilities:
    Accounts receivable                                             (76)        (13)         (3)        (49)        (15)       (754)
    Prepaid and other assets                                         --           4         (34)        (19)       (120)       (340)
    Other accounts receivable                                      (342)        (10)        (15)        (53)       (256)       (855)
    Accrued interest                                                 --          --          --         (31)        (23)      1,549
    Inventories                                                      --          42        (907)       (420)       (584)     (2,058)
    Legal deposits                                                   --          (5)         --          --          --          (5)
    Suppliers                                                       (91)         62         388         335         579       1,392
    Taxes payable other than income taxes                            18          26          11           5          50         182
    Accrued payroll and related                                    (124)        (13)        (12)         46          33          68
    liabilities
    Advances received from subscribers                              (39)         --          --           2          --           8
    Other accounts payable                                         (119)          2         706       1,361           2       1,767
                                                               --------    --------    --------    --------    --------    --------
        Net cash  (used in) provided by
        operating
         activities                                                (488)        192         139         361        (363)     (1,186)

Cash flows provided by (used in) investing activities:
  Purchase of property, plant and equipment                          (6)        (44)        (53)     (2,490)       (215)    (11,846)
  Loans to related companies                                         --        (127)         --          --          --      (2,066)
                                                               --------    --------    --------    --------    --------    --------
        Net cash used in investing                                   (6)       (171)        (53)     (2,490)       (215)    (13,912)
        activities

Cash flows provided by (used in) financing activities:
  Capital contributions                                              --          --          --          --          --      18,453
  Loans from related companies                                      492          --          --       2,177         826       7,010
  Repayments of loans from related
  companies                                                          --          --          --         (48)       (224)     (9,794)
  Repayments of loans from shareholders                              --          --          --          --          --        (180)
  Repayments of loans to related Companies                           --          --          --          --          --         (30)
                                                               --------    --------    --------    --------    --------    --------
        Net cash provided by financing                              492          --          --       2,129         602      15,459
        activities
                                                               --------    --------    --------    --------    --------    --------

Net (decrease) increase in cash and cash
   equivalents                                                       (2)         21          86          --          24         361
Cash and cash equivalents at beginning of
the
   period                                                            16          49          --          --          10          45
                                                               --------    --------    --------    --------    --------    --------
        Cash and cash equivalents at end
        of the
            period                                             $     14    $     70    $     86    $     --    $     34    $    406
                                                               ========    ========    ========    ======      ========    ========

Supplemental non-cash financing activities:
  Accrued interest on related company loans
    refinanced as principal balance
                                                               $     --    $     --    $     --    $  (34)   $      (23)   $  1,549
                                                               ========    ========    ========    ======      ========    ========


The accompanying notes are an integral part of this Financial Information

TV ALFA, TCC, CCS, TVA PARANA, FOZ DO

IGUACU AND SSC

Notes to this Financial Information



1.   Principal operations

The accompanying financial information reflects the results of operations of TV Alfa Cabo Ltda. ("TV Alfa"), TCC TV A Cabo Ltda. ("TCC"), CCS Camboriu Cable System de Telecomunicacoes Ltda. ("CCS"), TVA Sul Foz do Iguacu Ltda. ("Foz do Iguacu") and, TVA Sul Santa Catarina Ltda. ("SSC"), all subsidiaries of TVA Sul Participacoes S.A. from the dates of acquisition by TVA Sul Participacoes S.A. to December 31, 1966. The acquisition dates of these entities are as follows:

               o  TV Alfa                   - March 30, 1996
               o  CCS                       - May 30, 1996
               o  Foz do Iguacu             - May 30, 1996
               o  SCC                       - February 28, 1996
               o  TCC                       - March 30, 1996

     TVA Sul Parana Ltda. ("TVA Parana") became a subsidiary of TVA Sul Participacoes S.A. in September, 1996. Prior to this date, TVA Parana was under common control. Accordingly, the results of operations for TVA Parana are for the year ended December 31, 1996.

     Hereinafter, TV Alfa, TCC, CCS, Foz do Iguacu, SSC and TVA Parana are referred to as "the Companies".

     These Companies render services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Companies have wireless cable channel rights primarily in major urban markets in the South of Brazil.



2.   Summary of significant accounting policies

     Significant policies followed in the preparation of the accompanying Financial Information are described below:

2.1  Basis of presentation

     The accompanying Financial Information are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Companies in their local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

Continued

TV ALFA, TCC, CCS, TVA PARANA, FOZ DO

IGUACU AND SSC

Notes to Financial Information, continued


     The Financial Information has been derived from the Companies records and reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial information.

     The preparation of Financial Information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial information dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates which will have a positive or negative effect on future period results.

2.2 Accounting records

     As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Companies are maintained in Brazilian currency ("reais" or "R$"). In order to present the Financial Information in conformity with accounting principles generally accepted in the United States of America, the Companies maintain additional accounting records which are used solely for this purpose.

2.3  Currency remeasurement

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions", the United States dollar has been assumed to be the functional currency as Brazil is a "hyperinflationary" country. As such, the local Financial Information of the Companies is translated into United States dollars as follows:

     o Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.0394 to US$1 in effect on December 31, 1996.

     o Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates, and deferred income taxes, which are translated at the current rate. Translation gains and losses are recognized in the income statement.

2.4  Cash and cash equivalents

     Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments

Continued

TV ALFA, TCC, CCS, TVA PARANA, FOZ DO

IGUACU AND SSC

Notes to Financial Information, continued


     with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.5  Financial instruments

     In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the financial instruments of the Companies as of December 31, 1996 approximate management's best estimate of their estimated fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of payables to suppliers, other accounts payable, loans to affiliated companies and certain other short-term liabilities is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of loans from related companies approximates their respective carrying values as interest on these loans is at market rates.

2.6  Accounts receivable

     An allowance for doubtful accounts is established on the basis of an analysis of the accounts receivable, in light of the risks involved, in an amount sufficient to cover any losses incurred in realization of credits.

2.7  Inventories

     Inventories consist of materials and supplies used to provide services to new customers, and to ensure continuity of services to existing customers.


Continued

TV ALFA, TCC, CCS, TVA PARANA, FOZ DO

IGUACU AND SSC

Notes to Financial Information, continued


     Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

2.8  Property, plant and equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in Note 8.

2.9  Recoverability of long-lived assets to be held and used in the business

     Management reviews long-lived assets, primarily the Companies property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made when appropriate.

     The Companies adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ", from January 1, 1996 and the effect on the Financial Information as a result of the adoption was not significant.

2.10 Revenue recognition

     Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred. Subscription revenues are recognized as earned on an accrual basis.



3.   Cash and cash equivalents

     As of December 31, 1996, cash and cash equivalents were comprised of:


                                                                                           Foz do        TVA
                                       TV Alfa       TCC          CCS         SSC         Iguacu       Parana
                                       --------    --------    --------    --------    --------    --------

     Cash on hand and in banks         $     1      $   62     $    86     $    --     $     34    $    309
     Short-term investments                 13           8          --          --           --          97
                                       --------    --------    --------    --------    --------    --------
                                       $    14     $    70     $    86     $    --     $     34    $    406
                                       ========    ========    ========    ========    ========    ========



Continued

TV ALFA, TCC, CCS, TVA PARANA, FOZ DO

IGUACU AND SSC

Notes to Financial Information, continued




4.   Accounts receivable, net

     As of December 31, 1996, accounts receivable were comprised of:

                                                                                                              Foz do        TVA
                                                            TV Alfa       TCC          CCS         SSC        Iguacu      Parana
                                                            --------    --------    --------    --------     --------    --------

     Subscriptions                                          $     --    $     --    $     --    $     47     $     --    $    564
     Installation fees                                             6          --          --           4           --         529
     Others                                                      137          13           3          --           15          10
     Allowance for doubtful accounts                             (66)         --          --          (2)          --        (317)
                                                            --------    --------    --------    --------     --------    --------
                                                            $     77    $     13    $      3    $     49     $     15     $   786
                                                            ========    ========    ========    ========     ========    ========

5.   Prepaid and other assets

As of December 31, 1996, prepaid expenses were comprised of:
                                                                                                              Foz do        TVA
                                                            TV Alfa       TCC          CCS         SSC        Iguacu      Parana
                                                            --------    --------    --------    --------     --------    --------

     Advances to suppliers                                  $    --     $     --    $     31    $     19     $    144     $   369
     Prepaid meals and transportation                            --           --          --          --           --          39
                                                            --------    --------    --------    --------     --------    --------
                                                            $    --     $     --    $     31    $     19     $    144     $   408
                                                            ========    ========    ========    ========     ========    ========



6.   Other accounts receivable

                                                                                                              Foz do        TVA
                                                            TV Alfa       TCC          CCS         SSC        Iguacu      Parana
                                                            --------    --------    --------    --------     --------    --------

As of December 31, 1996, other accounts receivable were comprised of:


     Advances to employees                                  $    --      $    --    $     --    $     --     $     --      $   45
     Accounts receivable from related
     Companies (Note 7)                                         352          127          19          23           29         812
     Others                                                      --           13           6          31          195          --
                                                            --------    --------    --------    --------     --------    --------
                                                            $   352      $   140    $     25    $     54     $    224      $  857
                                                            ========    ========    ========    ========     ========    ========




Continued

TV ALFA, TCC, CCS, TVA PARANA, FOZ DO

IGUACU AND SSC

Notes to Financial Information, continued


7.   Related party transactions

     The following tables summarize the transactions between the Companies and related companies as of and for the periods ended December 31, 1996:




                                                                                                               Foz do         TVA
                                                         TV Alfa       TCC           CCS           SSC         Iguacu       Parana
                                                        --------     --------     --------      --------      --------     --------

     TEVECAP
           Loans payable                                  --            --            --            87            --            --

     TVA SISTEMA
           Accounts receivable                            --            --            --            23            --           580
           Accounts payable                               --            --             2             2             1         1,346
           Loans payable                                  --            --            --            --            --         2,937

     TVA PARANA
           Accounts receivable                            --            --            --            --            29            --
           Accounts payable                               --            --            --           126            --            --
           Loans payable                                  --            --            --         2,066            --            --

     TVA SUL
           Accounts receivable                           352           127            --            --            --           105
           Accounts payable                               --            --           706         1,128            --           401
           Loans payable                                 492            --            --            --           579         6,276

     SSC
           Accounts receivable                            --            --            --            --            --           127
           Loans receivable                               --            --            --            --            --         2,066

     FOZ DO IGUACU
           Accounts receivable                            --            --            19            --            --            --
           Accounts payable                               --            --            --            --            --            29

     CCS
           Accounts payable                               --            --            --            --            20            --

     ESPN DO BRASIL
           Accounts payable                               --            --            --            --            --            30


     The related Company loans are denominated in reais and are subject to monetary restatement until December 31, 1995 plus interest charges at the market rate which ranged from 1.8% to 2.2% per month in December 1996. Such loans are renewable every year on December 31.



Continued

TV ALFA, TCC, CCS, TVA PARANA, FOZ DO

IGUACU AND SSC

Notes to Financial Information, continued


8.   Property, plant and equipment

     As   of December 31, 1996, property, plant and equipment were comprised of:



                                            Annual
                                         Depreciation
                                             Rate               TV                                              Foz do         TVA
                                              %                Alfa         TCC          CCS          SSC       Iguacu       Parana
                                           --------         --------     --------     --------     --------    --------     --------
     Machinery and Equipment                  10                --           81            7          192          232        1,269
     Converters                               10                --           30           --           98           --        5,286
     Leasehold  Improvements                  25                --           --        3,447            2           --          378
     Furniture and  Fixtures                  10               275            2           74           47           22          204
     Premises                                 10                --            3           --            6            5           20
     Vehicles                                 20                --           --            3           51           33           39
     Software                                 20                --           --            5           14           16           81
     Tools                                    10                --           --            2           --           --           62
     Reception  Equipment                     20                --           --           --           --           --        4,689
     Cable plant                              10                --          229           --        2,052          280          959
     Building                                  4                --           --           --           --           --          330
                                                            --------     --------     --------     --------    --------     --------
                                                               275          345        3,538        2,462          588       13,317
     Accumulated  Depreciation                                (115)         (81)        (101)         (45)        (121)      (1,584)
     Telephone  Line Use Rights                                 --           --            4           --           12          189
     Fixed  Assets in  Transit                                  --           --           14           --           --           60
     Others                                                     --           --           --           53           23           --
                                                            --------     --------     --------     --------    --------     --------
                                                               160          264        3,455        2,470          502       11,982
                                                            ========     ========     ========     ========    ========     ========




9.   Other accounts payable

     As of December 31, 1996, other accounts payable were comprised of:


                                                                TV                                              Foz do         TVA
                                                               Alfa         TCC          CCS          SSC       Iguacu       Parana
                                                            --------     --------     --------     --------    --------     --------
     Accounts payable to relate  companies
         (Note 7)                                            $   --       $   --       $  708       $1,256       $   21       $1,806
     Accounts payable on importation                             --           --           --           93           --          205
     Other                                                       77            5            3           14          336          765
                                                             ------       ------       ------       ------       ------       ------
                                                             $   77       $    5       $  711       $1,363       $  357       $2,776
                                                             ======       ======       ======       ======       ======       ======



Continued

TV ALFA, TCC, CCS, TVA PARANA, FOZ DO

IGUACU AND SSC

Notes to Financial Information, continued



10.  Income taxes

     The Companies income tax was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:


                                                   TV                                                       Foz do         TVA
                                                  Alfa            TCC          CCS            SSC           Iguacu        Parana
                                                --------       --------      --------       --------       --------      --------
Income (Loss) before income tax                     264            141            (60)          (860)           (11)       (3,469)
Statutory income tax rate                         33.00%         33.00%         33.00%         33.00%         33.00%        33.00%
                                                --------       --------      --------       --------       --------      --------
                                                     87             47            (20)          (284)            (4)       (1,145)
Others                                              (87)            17             54             (1)            62           (34)
                                                --------       --------      --------       --------       --------      --------
Consolidated income tax for the period               --             64             34           (285)            58        (1,179)
Increase in valuation allowance                      --             --             --            285             --         1,179
                                                --------       --------      --------       --------       --------      --------
                                                     --             64             34            --              58            --
                                                ========       ========      ========       ========       ========      ========


11.  Insurance

     The Companies maintain insurance coverage for their fixed assets and inventories in an amount considered sufficient to cover the risks involved.



12.  Paid-in capital

     Paid-in capital as of December 31, 1996 was comprised of:




                                      TV                                                                  Foz do          TVA Parana
                                     Alfa              TCC              CCS               SSC             Iguacu
                                   -------           -------         ---------         ---------         ---------        ----------
     US$                               344                47             4,012                 1                 5            18,454
                                   =======           =======         =========         =========         =========        ==========
     Shares                        278,000           250,000         4,850,000               200             5,000        27,712,345
                                   =======           =======         =========         =========         =========        ==========


13.  Recent accounting pronouncements

     The Financial Accounting Standards Board has issued certain Statements of Financial Accounting Standards which are not effective with respect to the periods presented in the financial information .


Continued

TV ALFA, TCC, CCS, TVA PARANA, FOZ DO

IGUACU AND SSC

Notes to Financial Information, concluded



SFAS No. 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities", provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities after December 31, 1996. This standard is not expected to have a material effect on the financial position and the results of operations of the Companies due to the absence of material transactions of this nature.


SFAS No. 128, "Earnings per Share", is effective for fiscal years beginning after December 15, 1997. This standards establishes guidelines for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. This replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS for all entities with complex capital structures. This standard is not expected to have an impact on the Companies given that the Companies do not have publicly held common stock or potential common stock.

                                    GLOSSARY



     ABC: ABC, Inc., formerly known as "Capital Cities/ABC, Inc."

     ABC Class households: The highest three classes of Brazilian households based upon the achievement of a total of 10 points or higher on the classification scale used by the Associacao Brasileira de Anunciantes (Brazilian Advertisers Association) to determine a household's socio-economic class, which ranges from A to E depending on the education level of the head of the household, the possession by the household of certain items of material comfort, including automobiles, television sets and other household items, and the hiring of domestic servants by the household.

     Abril: Abril S.A., the leading magazine publishing, printing and distribution company in Latin America.

     Abril Credit Facility: A revolving credit facility, dated December 6, 1995, between Tevecap, as the borrower, and Abril, as the lender.

     BBC: British Broadcasting Corporation.

     BCE: BCE, Inc., an affiliate of Bell Canada Inc., Canada's largest telecommunications group.

     BCI: Bell Canada International, Inc., an affiliate of BCE.

     BNDES: Banco National de Desenolvimento Economico e Social, the national development bank owned by the Brazilian Government.

     Brasilsat: A satellite operated by Embratel through which the Company provides C-Band service.

     C-Band: A satellite transmission system which provides a signal on the "c" bandwidth"

     Cable: A Cable network employs electromagnetic transmission over coaxial and/or fiber-optic cable to transmit multiple channels carrying images, sound and data between a central facility and individual customers' television sets. Networks may allow one-way (from a headend to a residence and/or business) or two-way transmission from a headend to a residence and/or business with a data return path for the headend.

     Cable license: A license that is granted by the applicable governing body pursuant to its authority under the communications laws of a particular country for the purpose of providing Cable services for a specific franchise/license area.

     Canbras: Canbras Communications Corp., a Canadian corporation.

     Canbras Association Agreement: Association Agreement dated June 14, 1995, among Tevecap, TVA Sistema, the Canbras TVA Companies, Canbras and Canbras-Par.

     Canbras TVA Companies: Canbras TVA Cabo and TV Cabo Santa Branca.

     Canbras TVA Cabo: Canbras TVA Cabo Ltda., a Brazilian limitada.

     Canbras TVA: The operations of Canbras TVA Cabo and TV Cabo Santa Branca, in each of which Tevecap holds a 36.0% equity interest and Canbras Par holds a 64.0% equity interest.

     Canbras-Par: Canbras Participacoes, Ltda., a Brazilian limitada wholly-owned by Canbras.

     CBC: California Broadcasting Center, an uplink center for GLA located in Long Beach, California.

     CBS: CBS, Inc.

     Central Bank: Central Bank of Brazil (Banco Central do Brasil)

     Chase Parties: Two wholly owned subsidiaries of CMIF through which CMIF holds its equity interest in Tevecap.

     Churn: With respect to a pay television system for a given period, the quotient expressed as a percentage of (i) the number of subscribers disconnected from such system less the number of formerly disconnected subscribers reconnected to the system divided by (ii) the number of subscribers to the system as of the beginning of the period plus the number of subscribers added to the system.

     Cisneros Group: Cisneros Group of Companies, which holds a 10% interest in GLA through Darlene Investments.

     CMIF: Chase Manhattan International Finance Ltd., an affiliate of The Chase Manhattan Bank which holds a 9.3% interest in Tevecap through two wholly owned subsidiaries.

     Coaxial cable: Cable consisting of a central conductor surrounded by and insulated from another conductor. It is the standard material used in traditional Cable systems. Signals are transmitted through it at different frequencies, giving greater channel capacity than is possible with twisted pair cable, but less than is allowed by optical fiber.

     Comercial Cabo Sao Paulo: Comercial Cabo TV Sao Paulo Ltda., a Brazilian limitada in which Tevecap holds a 99% equity interest.

     Company: Tevecap, together with its consolidated subsidiaries.

     CPL: Cable Participacoes Ltda., a Brazilian limitada, jointly owned by Hearst and ABC, which limitada holds a 2.35% equity interest in Tevecap.

     CPCT: Centrals Privadas de Comutacao Telefonica, certain private telephone networks comparable to private branch exchanges (PBX) found in larger apartment complexes, hotels and businesses in the United States.

     CVM: Comissao de Valores Mobiliarios, the securities commission of Brazil.

     Darlene Investments: Darlene Investments, LLC, a Cayman Islands limited liability company which is part of the Cisneros Group of Companies.

     DBS: Direct broadcast satellite service, operating in C-Band or Ku-Band width, by which television programming is transmitted to individual dwellings, each served by a single satellite dish.

     DBS Systems: Ku-Band and C-Band operations of Galaxy Brasil and TVA Sistema, respectively.

     De Santi & Vallone: De Santi & Vallone Antennas & Telecommunications Consultants.

     DIRECTV: Brazil's first digital Ku-Band service, which is operated by Galaxy Brasil and Galaxy Latin America.

     DISTV: The distribution of television signals by physical means (i.e., by Cable) to end users, generally limited to signals without interference by a DISTV operator with the signal content.

     Embratel: Empresa Brasileira de Teleeomunicacoes, the Brazilian government-owned company authorized to provide satellite telecommunications services utilizing the Sistema Brasiliero de Telecomunicacoes por Satelite (Brazilian Satellite Telecommunications System).

     Equity Subscribers: Subscribers to the Operating Ventures adjusted for the Company's equity ownership in the Operating Ventures.

     ESPN: ESPN, Inc., in which ABC has an 80.0% equity interest and Hearst has a 70.0% equity interest.

     ESPN Agreement: Quotaholders Agreement, dated June 26, 1995, among Tevecap, TVA Sistema, ESPN Brazil, Inc. and ESPN Brasil Ltda.

     ESPN Brasil: Programming provided by ESPN Brasil Ltda.

     ESPN Brazil, Inc.: A Delaware corporation wholly owned by ESPN.

     ESPN Brasil Ltda.: ESPN do Brasil Ltda., a Brazilian limitada in which Tevecap holds a 50.0% equity interest and ESPN Brazil. Inc.. holds a 50.0% equity interest.

     Event Put: A triggering event under the Stockholders Agreement pursuant to which each of the Stockholders (other than Abril) may, in certain circumstances, demand that Tevecap purchase all or a portion of its shares.

     EximBank: The Export-Import Bank of the United States.

     EximBank Facility: A credit facility, dated December 9, 1996, among Tevecap, as Guarantor, TVA Sistema, as borrower, and The Chase Manhattan Bank, N.A., as lender. The EximBank will guarantee 85% of amounts borrowed under the EximBank Facility.

     Falcon International: Falcon International Communications (Bermuda L.P.), a subsidiary of Falcon International Communications, L.L.C., a Delaware limited liability company.

     Falcon Time Put: A provision of the Stockholders Agreement pursuant to which Falcon International may, in certain circumstances, demand that Tevecap purchase all or a portion of the shares held by Falcon International.

     Fiber-optic cable: Cable made of glass fibers through which signals are transmitted as pulses of light. Fiber-optic cable has the capacity for a large number of channels.

     Financial Statements: The audited financial statements of Tevecap and its subsidiaries and the notes thereto included herein.

     Fox: Twentieth Century Fox Television International.

     Galaxy Brasil: Galaxy Brasil S.A., a wholly-owned subsidiary of Tevecap which operates Brazil's first Ku-Band system.

     Galaxy Brasil Leasing Facility: A five-year, $49.9 million lease and sale-leaseback facility entered into in March 1997 by Galaxy Brasil, as lessee, and Citibank, N.A., as lessor.

     Galaxy Latin America: Galaxy Latin America, LLC, a Delaware limited liability company the members of which are Hughes Communications GLA, which holds a 60.0% equity interest, Darlene Investments, which holds a 20.0% equity interest, TVA Communications, which holds a 10% equity interest, and Grupo Frecuencia Modulada Television, which holds a 10.0% equity Interest.

     Galaxy III-R: A satellite owned and operate by Hughes Communications through which Galaxy Brasil provides DIRECTV service.

     GLA: Galaxy Latin America.

     GLA Agreement: Limited Liability Company Agreement of Galaxy Latin America, LLC, dated April 11, 1997.


     Globo: Globo Par and TV Globo, the owners of a number of Brazil's over the air channels.

     Globo Cabo: Globo Cabo S.A., a Cable service provider in Brazil.

     Globo Par: Globo Comunicacoes e Participacoes Ltda.

     Grupo Midia: Grupo de Midia Sao Paulo.

     Grupo Frecuencia Modulada Television: Grupo Frecuencia Modulada Television, S.A. de C.V., a Mexican corporation wholly owned by Grupo MVS.

     Grupo MVS: Grupo MVS, S.A. de C.V., a Mexican corporation.

     Guarantors: TVA Sistema de Televisao S.A., Galaxy Brasil S.A., TVA Sul Participacoes S.A., Comercial Cabo TV Sao Paulo Ltda., TVA Parana Ltda., TV Alfa Cabo Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TCC TV a Cabo Ltda., TVA Sul Santa Catarina Ltda., and TVA Sul Foz do Iguacu Ltda.

     HABC II: Hearst/ABC Video Services II, a Delaware general partnership jointly owned by Hearst and ABC, which partnership holds a 17.65% equity interest in Tevecap.

     HBO Brasil: Programming provided by HBO Brasil Partners.

     HBO Brasil Partners: HBO Brasil Partners Ltd., a joint venture between TVA. which holds a 24.0% equity interest, and HBO Ole Partners, which holds a 76.0% equity interest.

     HBO Ole Partners: A partnership among Time Warner Entertainment Company, L.P., SPE Latin American Acquisition Corporation, Ole Communications, Inc. and BVI Television Investments, Inc.

     Headend: A collection of hardware, typically including satellite receivers, modulators, amplifiers and videocassette playback machines. Signals, when processed, are then combined for distribution within the Cable network.

     Hearst: The Hearst Corporation.

     Hearst/ABC Parties: HABC II and CPL.

     Hearst/ABC Programming Agreement: Programming Agreement, dated December 6, 1995, among Tevecap, Hearst and ABC.

     Homes Passed: Homes that can be connected to a Cable distribution system without further extension of the distribution network.

     Hughes Communications: Hughes Communications, Inc.

     Hughes Communications GLA: Hughes Communications GLA, Inc., a California corporation, wholly-owned by Hughes Communications, that holds a 60.0% equity interest in GLA.

     Hughes Electronics: Hughes Electronics Corporation.

     IBGE: Instituto Brasileiro de Geografia e Estatistica.

     IBOPE: Instituto Brasileiro de Opiniao Publica e Estatistica.

     Indemnification Agreement: Indemnification Agreement to be entered into among the Company, GLA, Hughes Communications and affiliates thereof, CBC, TVA Communications, Darlene Investments, Inversiones Divtel, D.T., C.A., Grupo Frecunencia Modulada Television and Grupo MVS.

     Indenture: The Indenture, dated as of November 26, 1996, among Tevecap, Tevecap's Restricted Subsidiaries, Chase Manhattan Bank Trustee Ltd., as trustee, and Chase Trust Bank, as paying agent in connection with the Notes.

     Independent Operators: Independent pay television system operators to which TVA sells programming.

     Initial Purchasers: Chase Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Bear Stearns & Co. Inc. and Bozano, Simonsen Securities Inc.

     Interactive services: Services commonly referred to as pay-on-demand, shop-at-home, video games, ATM services, or such other interactive services as video phone and telephony which can be more easily provided with the development of high-capacity hybrid fiber optic/coaxial distribution networks.

     Irmaos Reis: Distribuidora Irmaos Reis S.A., a Brazilian corporation in which Abril holds a 30.5% equity interest.


     Ku-Band: A satellite transmission system which provides a signal over the "ku" bandwidth.

     License Subsidiaries: Companies that hold pay television licenses covering the operation of certain of the Owned Systems.

     Local Operating Agreement: Local Operating Agreement, dated March 3, 1995, between GLA and Tevecap.

     LOS: An unobstructed "Line of Sight" from any of the Company's MMDS headends to a subscriber's antenna.

     MOM: Metro Goldwyn Mayer, Inc.

     Ministry of Communications: The Brazilian Ministry of Communications, authorized to regulate the Brazilian subscription television industry pursuant to the Brazilian Telecommunications Code of 1962.

     MMDS (Multi-channel multi-point distribution system): A one-way radio transmission of television channels over microwave frequencies from a fixed station transmitting to multiple receiving facilities located at fixed points.

     MMDS license: A license that is granted by the applicable governing body pursuant to its authority under the communications laws of a particular country for the purpose of providing MMDS services for a specific franchise/license area.

     MTV Brasil: MTV Brasil Ltda., a Brazilian limitada in which Abril holds a 50.0% equity interest and Viasem Brasil Holdings Ltda. (an indirect subsidiary of Viacom International) holds the remaining 50% equity interest.

     Multicanal: Multicanal Participacoes S.A., a Cable service provider in Brazil.

     NBC: National Broadcasting Company, Inc.

     NDS: News Digital Systems Limited, a wholly-owned subsidiary of News Corporation.

     Net Brasil: Net Brasil S.A., a Cable and MMDS service provider in Brazil.

     Net Sat: Net Sat Servicos Ltda., TVA's competitor in DBS Service, in which Globo Par has a controlling interest and whose other equity holders include News Corporation, a subsidiary of The News Corporation Limited, and Grupo Televisa, S.A. of Mexico

     News Corporation: News Corporation plc.

     Operating Ventures: Canbras TVA and TV Filme, two of TVA's minority-owned ventures.

     Owned Systems: TVA Sistema, TVA Sul and Galaxy Brasil.

     PanAmSat: PanAmSat Corporation, the current owner and operator of the PAS-III satellite.

     Pay-per-view: Payment made for individual programs rather than a monthly subscription for a whole channel or group of channels. Currently only offered in Brazil by TVA through DIRECTV, and envisioned as a means of providing certain popular sporting events or major motion pictures for which customers may be prepared to make a special payment.

     Penetration rate: The measurement of the take-up of Cable services. The penetration rate as of a given date is calculated by dividing the number of subscribers connected to a system on such date by the total number of homes passed in such system.

     Programming Ventures: HBO Brasil Partners and ESPN Brasil Ltda.

     RBS: RBS Participacoes S.A., a Cable and MMDS service provider in Brazil.

     Real Plan: A Brazilian Government stabilization program, announced in December 1993, aimed at curtailing inflation and building a foundation for sustained economic growth.

     Registration Rights Agreement: The Registration Rights Agreement, dated as of November 26, 1996, pursuant to which Tevecap and the Guarantors agreed to file with the United States Securities and Exchange Commission the Exchange Offer Registration Statement on an appropriate form under the Securities Act with respect to an offer to exchange the Notes for Exchange Notes.

     Regulatory Put: A provision in the Stockholders Agreement pursuant to which an Event Put is triggered if the amount of capital stock held by a Stockholder (other than Abril) exceeds the amount allowed under an appropriate legal restriction

     Revenue per subscriber: Total revenue derived from a subscriber television system divided by the average number of subscribers for that period.

     SAP: Second Audio Programming, which provides the option of audio in a second language for the programming on channels for which it is offered.

     SBT: TVSBT--Canal 4 de Sao Paulo S.A., a Brazilian national off-air channel

     Securities Act: United States Securities Act of 1933, as amended.

     Smart Card: Encoded card placed in a decoder used for Ku-Band service. The Smart Card is used to regulate access to Ku-Band services.

     SMC: SMC Marketing Ltda., a Brazilian limitada, wholly owned by HBO Partners, that distributes HBO programming in Brazil.

     Sony: Sony Pictures Entertainment, Inc.

     Stockholders: HABC II, CPL, Robert Civita, Abril, the Chase Parties and Falcon International.

     Stockholders Agreement: Stockholders Agreement, dated December 6, 1995, among the Stockholders.

     Subsidiary Guarantees: Guarantees executed by each of Tevecap's Restricted Subsidiaries (as defined in the Indenture).

     SurFin: SurFin Ltd., a corporation organized under the laws of the Bahamas, the (direct and indirect) shareholders of which are Tevecap, holding 20.5%, DIRECTV International Inc., a subsidiary of Hughes Communications, holding 39.3%, Darlene Investments, holding 20.4%, and Grupo Frecuencia Modulada Television, holding 19.8%.

     SurFin Credit Facility: A three year $150.0 million credit facility between SurFin and Citicorp USA, Inc., as administrative agent, under a syndicated credit agreement, dated September 24, 1996.

     Tambore Facility: TVA's Ku-Band uplink center located in the city of Tambore in greater Sao Paulo.

     Telecommunications Code: The Brazilian Telecommunications Code of 1962, as amended.

     Telephony: The provision of telephone service.

     Tevecap: Tevecap S.A.

     Time Warner: Time Warner Entertainment Company, L.P.

     Trunk: The "transportation" component within a Cable and/or broadband network architecture that carries the system product to the distribution portion of the architecture, which in turn goes to customers' homes.

     TV Cabo Santa Branca: TV Cabo Santa Branca Comercio Ltda., a Brazilian limitada. in which Tevecap holds a 36% equity interest and Canbras Par holds a 64.0% equity interest.

     TV Filme: TV Filme, Inc., a Delaware corporation in which Tevecap currently holds a 14.3% equity interest, Warburg, Pincus Investors, L.P. currently holds a 41.2% equity interest, members of the Lins family currently hold a 16.2% equity interest, and public stockholders currently hold a 28.3% equity interest. Upon exercise of a warrant with a nominal exercise price, Tevecap's ownership interest will increase to 16.7%.

     TV Filme Service Area: Brasilia, Belem and Goiania.

     TV Group: The operations of TVA excluding the operations and results of Galaxy Brasil.

     TV Homes: The number of households in a given area possessing at least one television set.

     TV Show Time: Televisao Show Time Ltda., a Brazilian limitada in which the estate of Matias Machline and an associate currently hold a 53.0% equity interest and in which the remaining 47.0% is currently held by various Abril shareholders.

     TVA: Tevecap S.A. and its consolidated subsidiaries and affiliates.

     TVA Brasil: TVA Brasil Radioenlaces S.A., a Brazilian limitada in which the estate of Matias Machline currently holds a 50.0% equity interest and in which the remaining 50.0% is currently held by various Abril shareholders.

     TVA Communications: TVA Communications Ltd., a British Virgin Islands company wholly-owned by Tevecap, through which Tevecap holds a 10.0% equity interest in Galaxy Latin America.

     TVA Curitiba: TVA Curitiba Servicos em Telecommunicacoes Ltda., a Brazilian limitada in which Tevecap held an 80.0% equity interest and Leonardo Petrelli held a 20.0% equity interest prior to TVA Curitiba's merger into TVA Parana Ltda. and the reorganization of TVA Parana Ltda. as a subsidiary of TVA Sul Participacoes S. A. in October 1996.

     TV Globo: A provider of off-air programming in Brazil and an affiliate of Globo.

     TVA Sistema: TVA Sistema de Televisao S.A., a Brazilian corporation in which Tevecap holds a 98.0% equity interest and the estate of Matias Machline holds a 2.0% equity interest.

     TVA Sul: The operations of TVA Parana Ltda., TV Alfa Cabo Ltda., TVA Cabo Camboriu Ltda., TCC TV a Cabo Ltda., TVA Sul Santa Catarina, Ltda. and TVA Cabo Foz do Iguacu Ltda., which are wholly-owned subsidiaries of TVA Sul Participacoes S.A., a Brazilian corporation in which Tevecap holds an 87.0% equity interest and Leonardo Petrelli Neto holds the remaining 13.0% equity interest.

     UHF: Broadcast of a television signal at an ultra-high frequency over a given geographical area.

     VCR: Video cassette recorders.

     Viacom International: Viacom International (Netherlands B.V.).