Form 20-F
period 2002-12-31
TVA SISTEMA DE TELEVISAO S A; TVA COMMUNICATIONS LTD; COMMERCIAL CABLE TV SAO PAULO LTD; TVA PARANA LTD; CCS CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTD; TVAPAR SA; TVA PROGRAMADORA LTDA; TEVECAP S A
filed 2003-07-16
CIK 1034031, 1034032, 1034035, 1034036, 1034038, 1086634, 1061172, 1034029

As Filed with the Securities and Exchange Commission on July 15, 2003.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                                    Form 20-F
                                   ----------

       |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

            |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

          |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to __________
                     Commission file number _______________

                                   ----------

                                  Tevecap S.A.
             (Exact name of Registrant as specified in its charter)

        TEVECAP INC.                           THE FEDERATIVE REPUBLIC OF BRAZIL
(Translation of Registrant's                    (Jurisdiction of incorporation
     name into English)                                 or organization)

                    Av. das Nacoes Unidas, 7221 - 7(0) andar
                              Sao Paulo, SP Brazil
                                    05425-902

                          (Telephone: 55-11-3037-5127)
          (Address and telephone number of principal executive offices)

                                   ----------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

      12-5/8% Senior Notes due 2004 of Tevecap S.A. and guarantees thereof by each of TVA Sistema de Televisao S.A., TVA Communications Ltd., Comercial Cabo TV Sao Paulo Ltda., TVA Sul Parana Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TVA Programadora Ltda. and TVAPAR S.A.

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                            485,220,440 Common Shares

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                                 YES |X| NO |_|

            Indicate by check mark which financial statements item the registrant has elected to follow:

                             ITEM 17 |_| ITEM 18 |X|

================================================================================

                                TABLE OF CONTENTS


ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...............1

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.............................1

ITEM 3.    KEY INFORMATION.....................................................1

ITEM 4.    INFORMATION ON THE COMPANY.........................................10

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................26

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................38

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................42

ITEM 8.    FINANCIAL INFORMATION..............................................46

ITEM 9.    THE OFFER AND LISTING..............................................46

ITEM 10.   ADDITIONAL INFORMATION.............................................46

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........53

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES...............53

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................53

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS..............................................53

ITEM 15.   CONTROLS AND PROCEDURES............................................54

ITEM 16.   [RESERVED].........................................................54

ITEM 17.   FINANCIAL STATEMENTS...............................................54

ITEM 18.   FINANCIAL STATEMENTS...............................................54

ITEM 19.   EXHIBITS...........................................................54

GLOSSARY.....................................................................A-1

Presentation of Certain Information

      This Annual Report on Form 20-F for the year ended December 31, 2002 is referred to herein as the "Annual Report."

      Tevecap S.A. ("Tevecap" and, together with its subsidiaries, "TVA" or the "Company") is a corporation (sociedade anonima) organized under the laws of the Federative Republic of Brazil. The accounts of the Company, which are maintained in Brazilian reais, were prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP") and translated into United States dollars on the basis set forth in Note 2.3 of the consolidated financial statements of Tevecap and its subsidiaries (the "Tevecap Financial Statements" and, together with the financial statements of CCS Camboriu Cable System de Telecomunicacoes Ltda. included in Item 19 of this Annual Report, the "Financial Statements"). Certain amounts stated herein in U.S. dollars (other than as set forth in the Financial Statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 2002 of R$3.5333 = U.S.$1.00. Such translations should not be construed as a representation that reais could have been converted at such rate on such date or at any other date. See Item 3, "Key Information--Selected Financial Data--Exchange Rates."

      Capitalized terms used in this Annual Report are defined, unless the context otherwise requires, in the Glossary attached hereto. All references in this Annual Report to (i) "U.S. Dollars," "dollars," "$" or "U.S.$" are to United States dollars and (ii) "reais," "real" or "R$" are to Brazilian reais.

      Unless otherwise specified, data regarding population or homes in a licensed area are projections based on 2000 population census figures compiled by the Instituto Brasileiro de Geografia e Estatistica ("IBGE") and the Company's knowledge of its markets. There can be no assurance that the number of people or the number of households in a specified area has not increased or decreased by a higher or lower rate than those estimated by the IBGE since the 2000 census. Unless otherwise indicated, references to the number of the Company's subscribers are based on Company data as of December 31, 2002. Data concerning total MMDS and Cable subscribers and penetration rates represent estimates made by the Company based on the data of Pay TV Survey, Associacao Brasileira de Telecomunicacoes por Assinatura (ABTA), Kagan World Media, Inc., IBGE data, the Company's knowledge of its pay television systems and those of the Operating Ventures, and public statements of other Brazilian pay television providers. Although the Company believes such estimates are reasonable, no assurance can be made as to their accuracy. The term DIRECTV(R) ("DIRECTV") is a registered trademark of Hughes Electronics Corporation and refers to the Ku-Band service provided by Galaxy Brasil in conjunction with Galaxy Latin America.

Forward-Looking Statements

      This Annual Report contains statements which are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and include statements regarding the intent, belief or current expectations of the Company or its officers. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

      Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

      Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

      The selected financial data as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 have been derived from, and should be read in conjunction with, the Tevecap Financial Statements included in this Annual Report. The selected financial data as of December 31, 2000, 1999 and 1998 and for each of the two years in the period ended December 31, 1999 have been derived from audited financial statements of the Company that are not included elsewhere in this Annual Report.

      In July 1999 the Company consummated the sale of the DBS Systems and certain assets related thereto. These operations have been classified as "Discontinued Operations" as of and for the periods discussed herein. See Item 4, "Information on the Company--History and Development of the Company."

      As required by Brazilian law, and in accordance with local accounting practices, the financial records of Tevecap and its subsidiaries are maintained in the applicable Brazilian currency (the real). However, the Financial Statements are presented in U.S. dollars in accordance with U.S. GAAP. In order to prepare the Financial Statements, the Company's accounts have been translated from the applicable Brazilian currency, on the basis described in Note 2.3 to the Tevecap Financial Statements included in this Annual Report. Because of the differences between the evolution of the rates of inflation in Brazil and the changes in the rates of devaluation, amounts presented in U.S. dollars may show distortions when compared on a period-to-period basis.

                        SELECTED FINANCIAL AND OTHER DATA

                                                                                 Year Ended December 31,
                                                           2002            2001            2000            1999            1998
                                                        ---------       ---------       ---------       ---------       ---------
                                                                                 (Dollars in Thousands)
Consolidated Statement of Operation:
Gross revenues
     Monthly subscriptions                              $  74,925       $  90,218       $ 101,201       $  94,055       $ 136,278
     Installation                                           1,099             270             968           1,900           2,886
     Indirect programming (a)                                  --              --             357           3,722          19,580
     Advertising                                            1,624           1,005           2,503           1,597           3,544
     Additional services and others (b)                    12,120          16,413          20,049          14,924          14,893
Total gross revenue                                        89,768         107,906         125,078         116,198         177,181
                                                        ---------       ---------       ---------       ---------       ---------
     Direct operating expenses (c)                         42,872          51,296          55,402          45,638          93,356
     Taxes on revenues (d)                                 12,444          15,636          13,145          12,782          12,533
     Selling, general and administrative expenses          19,747          31,420          37,550          25,590          56,517
     Depreciation and amortization                         28,017          34,364          43,290          56,879          48,107
     Other operating expense (income), net                  4,281           1,762          (2,611)         19,012           1,940
                                                        ---------       ---------       ---------       ---------       ---------
Total operating expenses                                  107,361         134,478         146,776         159,901         212,453
                                                        ---------       ---------       ---------       ---------       ---------
Operating loss from continuing operations                 (17,593)        (26,572)        (21,698)        (43,703)        (35,272)
Nonoperating (income) expenses
     Interest expense                                      16,941          37,849          45,069          22,254          51,665
     Foreign Currency transaction loss, net                31,520          11,067           4,816              --              --
     Other nonoperating expenses (income), net (e)         (1,054)         (2,046)        (43,249)          7,024          (3,806)
     Income tax expense                                        79              --           2,517             106              24
     Equity in losses of affiliates, net (f)                6,337           2,375           2,004           5,238          12,139
     Income (loss) from discontinued operations                --              --              --         (94,344)         52,773
     Extraordinary item - gain on debt repurchase              --              --              --         (53,857)             --
                                                        ---------       ---------       ---------       ---------       ---------
Net income (loss)                                         (71,416)        (75,817)        (32,855)         69,876        (148,067)
                                                        =========       =========       =========       =========       =========

                                                                                  Year Ended December 31,
                                                              2002           2001           2000           1999           1998
                                                            --------       --------       --------       --------       --------
                                                                   (Dollars in Thousands, Except Selected Operating Data)
Other data:
Purchase of fixed assets - Continuing operations              10,485         30,639         26,716         25,927         81,392
Purchase of fixed assets - Discontinued operations                --             --             --             --         61,967
                                                            --------       --------       --------       --------       --------
Purchase of fixed assets                                      10,485         30,639         26,716         25,927        143,359
Ratio of earnings to fixed charges(g)                             --             --             --             --             --
Cash Flow Data:
Net cash  provided by (used in) operating activities          25,085         11,612          2,954        (18,435)         2,675
Net cash provided by (used in) investing activities           (4,232)         3,906          6,030        152,006       (162,556)
Net cash (used in) provided by financing activities          (11,620)       (33,739)        (2,746)      (133,022)       160,289
Selected Operating Data:
Continuing operations
Number of Subscribers to Owned Systems (h)                   300,621        359,282        345,823        309,663        315,813
Average monthly revenue per Subscriber (i)                  $  21.24       $  24.56       $  28.08       $  30.37       $  43.15
Discontinued operations
Number of Subscribers to Owned Systems (h)                        --             --             --             --        296,847
Average monthly revenue per Subscriber (i)                        --             --             --             --       $  43.15

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents                                        245            634          1,609          1,946          1,397
Property, plant and equipment, net                            79,999        149,594        182,511        211,729        298,004
Total assets                                                 111,475        198,834        279,357        289,948        447,927
Loans payable to related companies                            12,117          7,016        141,122        137,168         88,740
Long-term liabilities                                         86,298         83,177        230,765        225,743        359,543
Equity (deficit) in discontinued operations                       --             --             --             --        (21,858)
Redeemable common stock                                       99,365        115,252        151,260        178,002        178,002
Total shareholders' deficit                                 (119,618)       (54,764)      (162,049)      (154,381)      (244,257)

Notes to Selected Financial and Other Data

(a) Represents revenues received by the Company for selling programming to the Independent Operators.

(b)   Includes Advertising and Other revenues.

(c) Represents costs directly related to Monthly subscriptions, and a portion of installation, indirect programming and Additional services and others.

(d) Represents various non-income based taxes paid on certain of the Company's gross revenue items with rates ranging from 3.65% to 15.15%.

(e) Includes interest income, Other nonoperating (expenses) income, net, and Minority interest.

(f) Represents the Company's pro rata share of the Net loss or income of its equity investments.

(g) For the five years ended December 31, 2002, earnings were insufficient to cover fixed charges by $48,074, $35,877 and $89,925, respectively, and covered fixed charges in 2000 and 1999 by $13,727 and $42,833, respectively. In calculating the Ratio of earnings to fixed charges, earnings represents Net loss before minority interest, Equity in (losses) income of affiliates, less fixed charges. Fixed charges consist of the sum of interest expense paid or accrued on indebtedness of the Company and its subsidiaries and affiliates and one third of operating rental expenses (such amount having been deemed by the Company to represent the interest portion of such payments).

(h) Represents the number of Owned Systems' subscribers as of the last day of each period.

(i) Average monthly revenue per subscriber refers to the average monthly subscription fee as of the last day of each period.

Exchange Rates

      There are two legal foreign exchange markets in Brazil: the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad, such as a repurchase by the Company of the Senior Notes. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. The "Commercial Market Rate" is the commercial selling rate for Brazilian currency into U.S. dollars, as reported by the Central Bank. The "Floating Market Rate" generally applies to transactions to which the Commercial Market Rate does not apply. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are reported by the Central Bank on a daily basis.

      Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank. After the implementation of the Real Plan, the Central Bank initially allowed the real to float with minimal intervention. On March 6, 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a trading band (faixa de flutuacao) in which the exchange rate between the real and the U.S. dollar would fluctuate. From 1995 through 1998, the Central Bank periodically adjusted the trading band upward.

      On January 13, 1999, the Central Bank attempted a limited devaluation of the real by modestly elevating the band width in which the real was allowed to trade. When this limited devaluation proved unsuccessful, the Central Bank announced that it would no longer use its foreign currency reserves to protect the value of the real (with the exception of limited interventions to restrain abrupt fluctuations in the exchange rate), thereby allowing the real to float freely against other currencies. Consequently, in the weeks following the initial devaluation, the real has lost more than 40% of its value against the U.S. dollar. There can be no assurance that the Central Bank will not institute a new band in the future or that the real will not devalue further.

      On January 25, 1999, in the wake of the devaluation and the adoption of a floating exchange regime, the National Monetary Council adopted Resolution No. 2588, effective as of February 1, 1999. Pursuant to such resolution, banks that are authorized to operate in the Commercial Market are required to unify their positions in the two different markets. These markets are now differentiated solely for regulatory purposes. As a result of Resolution No. 2588, since February 1, 1999 the Commercial Market rate and the Floating Market rate have offered identical pricing and liquidity, despite the potential for distinct treatment for regulatory purposes in the future. Certain specific foreign exchange transactions are carried out through the Commercial Market and registered with the Central Bank through its electronic systems. Such registration allows the remittance of funds abroad through the Commercial Market.

      The following table provides the Commercial Market rate for the purchase of U.S. dollars expressed in reais per U.S. dollar for the periods and dates indicated.

                                                               Exchange Rates of reais per U.S. $1.00
                                               --------------------------------------------------------------------
                                               Low              High              Average(1)         Period End
                                               -----------      -----------       ------------       --------------
   Year Ended:
   December 31, 1998.......................    1.116500         1.208700          1.162110           1.208700
   December 31, 1999.......................    1.207800         2.164700          1.816200           1.789000
   December 31, 2000.......................    1.723400         1.984700          1.830200           1.955400
   December 31, 2001.......................    1.935700         2.800700          2.350600           2.320400
   December 31, 2002.......................    2.270900         3.955200          2.923600           3.533300

   Month Ended:
   January 31, 2003........................    3.275800         3.662300          3.438400           3.525800
   February 28, 2003.......................    3.493000         3.658000          3.590800           3.563200
   March 31, 2003..........................    3.353100         3.563700          3.446900           3.353100
   April 30, 2003..........................    2.889800         3.335900          3.118700           2.889800
   May 31, 2003............................    2.865300         3.027700          2.955700           2.965600
   June 30, 2003...........................    2.849100         2.978000          2.883200           2.872000

----------
(1) Calculated as the average of the month-end exchange rates during the relevant period.

Source: Central Bank of Brazil.

      On July 14, 2003, the Commercial Market rate (sell) as reported by the Central Bank was R$2.8630 per U.S.$1.00.

      For a description of certain applicable exchange controls, see Item 10, "Additional Information--Exchange Controls." See also Item 3, "Key Information--Risk Factors--Factors Relating to Brazil."

B. Capitalization and Indebtedness

      Not applicable.

C. Reasons for the Offer and Use of Proceeds

      Not applicable.

D. Risk Factors

      Before making any investment decision, investors should carefully read this entire Annual Report and should consider carefully, in light of their own financial circumstances and investment objectives, all the information set forth herein and, in particular, certain matters with respect to debt securities issued by Brazilian companies, including, without limitation, those set forth below.

Factors Relating to the Company

      The Company has incurred substantial operating losses.

      Since its inception in 1989, the Company has been developing its businesses and continues to sustain substantial operating losses due primarily to insufficient revenue with which to fund build-out, interest expense and charges for depreciation and amortization. Net losses incurred by the Company have been funded principally by capital contributions from shareholders, borrowings under shareholder loans, dispositions of non-strategic assets, bank loans and other borrowings made from time to time.

      Management of the Company has undertaken efforts to generate the cash flow necessary to meet the Company's cost structure, including the sale of non-strategic assets, the reduction of indebtedness and internal cost-cutting measures. Although the Company has generated positive cash flow from operating activities in recent years, Management cannot assure that the Company will achieve or sustain operating profitability in the near future. The failure of the Company to achieve and maintain operating profitability on a timely basis could impair its ability to make payments under the Senior Notes.

      The Company's consolidated financial statements for the year ended December 31, 2002 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.2 to the Company's financial statements, the Company's recurring losses from operations, working capital deficiency and shareholders' deficit raise substantial doubt about its ability to continue as a going concern. In this regard, managements' plans include: (i) improvement in the generation of cash from operations, including a cost reduction program which was implemented in 2002; (ii) securitization of accounts receivable as a source of financing; and (iii) sales of nonstrategic assets and the discontinuation of noncompetitive businesses. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      The Company operates in a competitive pay television industry.

      The pay television industry in Brazil is, and is expected to continue to be, highly competitive. The Company competes with providers of pay television services utilizing Cable, MMDS and DBS technology delivery systems and any new delivery systems which may be introduced, as well as existing off-air broadcast television networks, movie theaters, video rental stores, internet service providers and other entertainment and leisure activities generally.

      The success of the Company's operating strategies is subject to factors that are beyond the control of the Company and difficult to predict due, in part, to the limited history of pay television services in Brazil. Consequently, the size of the Brazilian market for pay television, the rates of penetration of that market, the acceptance of pay television by subscribers and commercial advertisers, the sensitivity of potential subscribers to the price of installation and subscription fees and the extent and nature of the competitive environment in the Brazilian pay television industry are uncertain.

      The Company's activities are extensively regulated.

      Substantially all of the Company's business activities are regulated by the federal Agencia Nacional de Telecomunicacoes (Brazilian Telecommunications Agency, or "ANATEL"). Such regulation relates to, among other things, licensing, local access to Cable and MMDS systems, commercial advertising, and foreign investment in Cable and MMDS systems. Changes in the regulation of the Company's business activities, including decisions by regulators affecting the Company's operations (such as the granting or renewal of licenses or decisions as to the subscription rates the Company may charge its customers) or changes in interpretations of existing regulations by courts or regulators, could adversely affect the Company. ANATEL has the authority to grant Cable and MMDS licenses pursuant to public bidding processes. The Company is unable to predict what impact, if any, such public bidding will have on its ability to launch and operate new systems. Any new regulations could have a material adverse effect on the subscription television industry as a whole and on the Company in particular.

      The Company may require additional financing.

      If the Company fails to meet its projected operating results or its capital needs exceed its projected requirements, the Company may require substantial investment on a continuing basis to finance its corresponding capital expenditures. The Company may also require substantial additional capital for any new pay television license acquisitions or investments or acquisitions of entities holding such licenses, or for any investments in or acquisitions of other existing pay television operations in order to further expand the Company's operations. The amount and timing of the Company's future capital requirements will depend upon a number of factors, many of which are not within the Company's control, including subscriber growth and retention, programming costs, capital costs, marketing expenses, staffing levels, and competitive conditions. There can be no assurance that the Company's future cash requirements will not increase as a result of unexpected developments in the Brazilian pay television industry. Failure to obtain any required additional financing to meet these requirements could adversely affect the growth of the Company and, ultimately, could have a material adverse effect on the Company.

      The Company's debt obligations are subject to foreign exchange risk.

      A significant portion of the debt obligations (including the Senior Notes) of the Company are denominated in U.S. dollars, while the Company generates revenues only in Brazilian reais. The Company also incurs a significant portion of its equipment costs, and most of its programming costs, in U.S. dollars. Consequently, a significant devaluation of the real against the U.S. dollar can significantly affect the Company's ability to meet its obligations and fund its capital expenditures, and could adversely affect its results of operations. In addition, shifts in currency exchange rates may have a material adverse effect on the Company and may force the Company to seek additional capital, which may not be available to it. While the Company may consider entering into transactions to hedge the risk of exchange rate fluctuations, it may not be possible for the Company to obtain hedging arrangements on commercially satisfactory terms.

      The Company's industry is subject to rapid changes in technology.

      The pay television industry as a whole is, and is likely to continue to be, subject to rapid and significant changes in technology. The Company is presently upgrading its Cable and MMDS systems and believes that, for the foreseeable future, existing and developing alternative technologies will not materially adversely affect the viability or competitiveness of its pay television business. However, there can be no assurance as to the effect of such technological changes on the Company or that the Company will not be required to expend substantial financial resources in the development or implementation of new competitive technologies.

      The Company has limited assets and depends on its subsidiaries to repay indebtedness.

      Tevecap's operations are conducted through, and substantially all of Tevecap's assets are owned by, Tevecap's direct and indirect subsidiaries. The ability of Tevecap to meet its obligations in respect of its indebtedness, including the Senior Notes, will depend on, among other things, the future performance of such subsidiaries (including the Guarantors) and the ability of Tevecap to refinance such indebtedness at maturity (or upon early redemption or otherwise). In addition, the ability of Tevecap's subsidiaries to pay dividends and make other payments to Tevecap may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries may become subject. In particular, Brazilian companies are allowed to distribute dividends only if, after a given fiscal year, its net profits exceed accumulated losses. In addition, the property and assets of certain of Tevecap's subsidiaries have had, or in the future may have, liens placed upon them pursuant to existing and future financings.

Factors Relating to Brazil

      Brazilian political and economic conditions may have a material adverse effect on the Company.

      The Brazilian economy has been characterized by significant involvement by the Brazilian government, which often changes monetary, credit and other policies to influence Brazil's economy. The Brazilian government's actions to control inflation and other economic policies have often involved wage and price controls, modifications to the Central Bank's base interest rates, and other measures, such as the freezing of bank accounts, which occurred in 1990.

      The Brazilian government's economic policies may have important effects on Brazilian corporations and other entities, including Petrobras, and on market conditions and prices of Brazilian securities. The Company's financial condition and results of operations may be adversely affected by the following factors and the Brazilian government's response to these factors:

      o     devaluations and other exchange rate movements;

      o     inflation;

      o     exchange control policies;

      o     social instability;

      o     price instability;

      o     energy shortages;

      o     interest rates;

      o     liquidity of domestic capital and lending markets;

      o     compliance with IMF performance guidelines;

      o     tax policy; and

      o other political, diplomatic, social and economic developments in or affecting Brazil.

      In addition, in October 2002, Brazilians elected Luiz Inacio Lula da Silva, a workers' party candidate that has in the past voiced opposition to market reforms and the repayment of Brazil's external debt, as their new president. The Company cannot predict the effect that the policies of the new administration may have on Brazilian economic conditions or on the Company's financial condition and results of operations.

      Devaluations of the Brazilian real may negatively affect the financial results of the Company.

      The exchange rate between the real and the U.S. dollar, the relative rates of real devaluation and the prevailing rates of inflation have affected the Company's financial results and may continue to do so in the future. A substantial portion of the Company's indebtedness and some of its operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to the U.S. Dollar and other foreign currencies.

      After its introduction on July 1, 1994, the real initially appreciated against the U.S. dollar, and concerns arose about the overvaluation of the real relative to the U.S. dollar. To address such concerns and to avoid a rapid devaluation of the real, in March 1995 the Brazilian Government established a trading band for the real against the U.S. dollar with a view to a gradual devaluation of the real. As a result of economic instability in Brazil in late 1998 and early 1999, the trading band was abandoned, resulting in a significant devaluation of the real against the U.S. dollar. Since January 1, 1999, the real/U.S. dollar exchange rate has ranged from a low of R$1.21 per U.S.$1.00 on January 4, 1999 to a high of R$3.9552 per U.S.$1.00 on October 22, 2002. There can be no assurance that the real will maintain its current value. It is uncertain whether the Brazilian Government will reimplement the trading band policy or any other type of currency exchange control mechanism. See Item 10 "Additional Information - Exchange Controls."

      Devaluations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect the Company. In addition, a significant devaluation generally results in a curtailment of access to foreign financial markets for the Company and can lead to government intervention, including recessionary government policies.

      The purchase and sale of foreign currency in Brazil is subject to governmental control.

      The purchase and sale of foreign currency in Brazil is subject to governmental control. Since 1983, the Central Bank has centralized certain payments of principal on external obligations. The Central Bank also assumed responsibility for the external obligations in connection with the formal restructuring of Brazilian sovereign debt.

      It is uncertain whether in the future the Brazilian Government will institute a more restrictive exchange control policy. Such a policy could affect the ability of Brazilian debtors (including the Company) to make payments outside of Brazil to meet foreign currency obligations under foreign currency-denominated liabilities, including the Senior Notes. Many factors beyond the control of the Company may affect the likelihood of the Government's imposition of such restrictions at any time. Among such factors are:

      o     the extent of Brazil's foreign currency reserves;

      o the availability of sufficient foreign exchange on the date a payment is due;

      o the size of Brazil's debt service burden relative to the economy as a whole;

      o     Brazil's policy towards the International Monetary Fund; and

      o     political constraints to which Brazil may be subject.

      The Government has not imposed any restrictions on payments by Brazilian issuers in respect of securities issued in the international capital markets to date. However, it may choose to impose such restrictions in the future if necessary. See Item 10, "Additional Information - Exchange Controls."

      Brazil has experienced periods of extreme inflation.

      Until mid-1994 Brazil experienced extremely high rates of inflation. The inflation contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

      After the introduction of the Real Plan, the rate of inflation as measured by the IGP-DI fell steadily to 1.71% in 1998. Inflation increased to 19.98% in 1999 as a result of the devaluation of the real in January 1999, decreased to 9.81% for 2000 and reached 10.40% in 2001. In 2002 the annual inflation rate was approximately 26.41%. It is uncertain whether future actions of the Government (including any further action to adjust the value of the Brazilian currency) will cause inflation at a higher rate those experienced since the introduction of the Real Plan or whether any increase in inflation will have a material adverse effect on the results of operations and financial condition of the Company.

      The availability of credit in the Brazilian market may be limited by external events.

      A number of developments or conditions have significantly affected the availability of credit in the Brazilian economy. External events have from time to time resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. Such events include the devaluation of the Mexican peso in December 1994, the Asian economic crisis of 1997, the Russian currency crisis of 1998, the currency instability that Brazil faced in 1999, and the ongoing recession in Argentina. To defend the real during such events and to control inflation, the Government has maintained a tight monetary policy, with associated high interest rates, and has constrained the growth of credit. It is uncertain whether these disruptions in the Brazilian economy will adversely affect the Company's financial condition or results of operations.

      Brazil has experienced an energy crisis.

      Brazil has recently experienced a crisis in its electric energy sector. As a result, Brazilian industrial, commercial and residential customers in certain regions experienced energy rationing, which negatively affected economic growth for the country as a whole. The Company relies on electric energy to conduct its operations, including the transmission of broadcast signals throughout its MMDS and Cable systems and Internet services. Should it reoccur, future electricity rationing could adversely affect the principal activities of the Company because of shortages or price increases and, therefore, negatively impact the business, results of operations and financial condition of the Company.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

      TVA is a major pay television operator in Brazil and one of the country's primary pay television programming distributors. In 1989, TVA was the first to provide pay television services in Brazil. With more than 300,000 direct subscribers, TVA offers pay television services utilizing cable and MMDS distribution technologies. Through owned and affiliated pay television operators, TVA programming reaches more than 515,000 pay television households. TVA is a majority-owned subsidiary of Abril S.A. ("Abril"). TVA's other beneficial shareholders are Falcon International Communications (Bermuda) L.P. ("Falcon International"), The Hearst Corporation ("Hearst"), ABC, Inc. ("ABC") and JP Morgan Partners LLC ("JPM").

      TVA conducts its pay television operations through two owned operating systems: TVA Sistema de Televisao S.A. ("TVA Sistema") and TVA Sul Parana Ltda. ("TVA Sul") (together, the "Owned Systems"). Through the MMDS and Cable systems of the Owned Systems, TVA serves six cities with a combined population of approximately 31 million, including three of the seven largest cities in Brazil:
Sao Paulo (population of 10.4 million), Rio de Janeiro (population of 5.9 million) and Curitiba (population of 1.6 million). TVA also holds minority interests in each of Canbras TVA Cabo Ltda., TV Cabo Santa Branca Comercio Ltda. and Canbras Parana Ltda. (collectively, "Canbras TVA") and TV Filme, Inc. ("TV Filme" and, together with Canbras TVA, the "Operating Ventures"), which together provide pay television services to an additional 22 cities with a total population of 12.5 million.

      In addition, TVA provides high speed Internet services in the Sao Paulo and Rio de Janeiro metropolitan areas through TVA Sistema and Rede Ajato Ltda. ("Rede Ajato"), a wholly owned subsidiary. TVA Sistema's "Acesso" service offers high speed broadband internet access to pay television subscribers utilizing TVA's Cable and MMDS technologies. In addition, Rede Ajato's "Ajato" service, the first broadband high speed internet service provider created in Brazil, is a Portuguese language content and service portal offering multimedia, real video and music and video conferencing services, among others. TVA is actively pursuing alliances with content and e-commerce providers in order to provide a diverse and competitive portfolio of services through Ajato.

      Until July 1999, TVA, through Galaxy Brasil Ltda. ("Galaxy Brasil"), was the exclusive provider in Brazil of DIRECTV, a digital direct broadcast satellite Ku-Band service. Galaxy Brasil receives programming, scheduling and related services for DIRECTV from Galaxy Latin America, LLC ("GLA"), in which TVA held a 10% equity interest. The current owners of GLA are a unit of Hughes Electronics Corporation and a member of the Cisneros Group. Through local operating companies such as Galaxy Brasil, GLA provides DIRECTV service throughout much of Latin America and the Caribbean. TVA, through TVA Banda C Ltda. ("TVA Banda C"), also provided digital C-Band television service.

      In July 1999 TVA consummated the sale of Galaxy Brasil, TVA Banda C and certain assets related thereto, including its interest in GLA, to GLA and the members thereof (such sale, the "DBS Sale"). The net cash proceeds to TVA at the closing of the DBS Sale were approximately U.S.$177.6 million. The total consideration received by TVA was comprised of the net cash proceeds received at closing, a promissory note in the principal amount of U.S.$25.5 million (which was subsequently paid), the assumption of certain dollar and real-denominated indebtedness and the release of certain guarantees given by TVA and one of its subsidiaries in respect of certain obligations of Galaxy Brasil.

      After the consummation of the DBS Sale, TVA significantly lowered its total indebtedness, which decreased from U.S.$392.1 million as of December 31, 1998 to U.S.$223.9 million as of December 31, 2000. TVA also significantly reduced its indebtedness in 2001 through the capitalization of loans in the aggregate principal amount of $123,159 made to TVA under the Abril Credit Facility. As a result of these measures, TVA's indebtedness was reduced to U.S.$75.1 million as of December 31, 2002. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

      Since 1999 the Company has also concluded the sale of its interests in programming ventures in order to focus its activities primarily on the distribution of programming through Cable and MMDS systems. In November 1999, TVA concluded the sale of its 50% equity interest in ESPN Brasil, the provider of ESPN Brasil programming, to ESPN Brazil, Inc., which previously held the remaining 50% equity interest. ESPN Brazil, Inc. is indirectly held by ABC (80%) and

Hearst (20%). In July 2000, TVA concluded the sale of its 24.0% equity interest in HBO Brasil Partners, the provider of HBO Brasil programming, to the remaining holders of HBO Brasil Partners. Finally, in November 2000, the Company concluded the sale of its Eurochannel operations to Multithematiques, a European programming operator. In consideration for the sale of these programming-related assets, the Company received net proceeds of approximately $54.9 million.

      Until November 2001, TVA held a 98% equity interest in TVA Sistema and an 86% equity interest in TVA Sul. In November 2001, TVA's shareholders approved the capital contribution by Roberto Civita of his 2% equity interest in TVA Sistema and by Abril of its 14% equity interest in TVA Sul, both of which were exchanged for an increase in Abril's equity interest in TVA. See Item 7, "Major Shareholders and Related Party Transactions."

      During the three years ended December 31, 2002, the Company incurred capital expenditures of approximately $66.0 million, primarily in connection with the purchase of reception equipment, converters for installation throughout its Cable and MMDS systems in Brazil, other equipment required to upgrade its Cable and MMDS networks and, most recently, the development of its internet operations. Management estimates that $7.6 million and $9.0 million of capital expenditures will be required in 2003 and 2004, respectively, principally in connection with the purchase of materials and equipment, Cable and MMDS network upgrades and the development of its internet operations.

      In 2002 the Company obtained licenses from ANATEL to operate fixed telephony (STFC) and multimedia communications services (SCM) in certain of its operating regions. As a result, in 2003 the Company has initiated certain broadband Internet services and is considering the provision of limited telephony services in conjunction with other telephony operators in its operating regions.

      Tevecap S.A. was founded on June 28, 1991 as a corporation of unlimited duration under the laws of the Federative Republic of Brazil. Tevecap's registered office is located at Av. das Nacoes Unidas, 7221 - 7(0) andar, Sao Paulo, 05425-902 SP, Brazil (telephone: +55-11-3037-5127).

B. Business Overview

Business Strategy

      Management of the Company has determined that the concentration by the Company on its core Cable and MMDS businesses offers the Company the best opportunity to achieve long term profitability. In addition, the Company is taking advantage of technological developments to use its Cable and MMDS infrastructure to provide high speed data transmission, interactive services and other telecommunications services over its Cable and MMDS systems and to take advantage of possible deregulation and the growing demand for these services in Brazil. The Company is expanding its Cable systems with fiber optic and coaxial cable capable of being upgraded to provide such enhanced services, and, through Ajato and Acesso, has already begun providing high-speed internet services through its Cable network in the Sao Paulo and Rio de Janeiro metropolitan areas. The Company also continues to explore the development of digital compression of MMDS signals for pay television and Internet services.

      In addition, the Company seeks to increase its penetration in existing markets by: (i) expanding the range of TVA's Cable systems by extending its fiber optic and coaxial cable network and by seeking pre-wiring arrangements with residential housing developers, (ii) improving the signal quality and coverage of TVA's MMDS systems by using signal repeater technology and (iii) maximizing penetration by offering tiered subscription options and developing programming packages to appeal to more households. TVA's programming, unlike that of its primary competitors, is provided through encoded signals and addressable converters, thereby permitting the creation of a variety of programming packages. Tiered programming packages allow subscribers a greater number of choices in terms of pricing and types of programming. The Company expects that these tiered programming packages will attract new subscribers, including members of the C class, as well as retain current subscribers, thereby reducing Churn.

Programming Distribution and Markets

      The following table sets forth information regarding the markets in which TVA operates pay television systems and distributes programming, as of December 31, 2002:

                                                                                                          Pay Television
                                                                                         Average Revenue    Programming
                           Service Launch       TV         Class ABC                      per Month per      Channels
                                Date         Homes(a)     TV Homes(a)     Subscribers      Subscriber         Offered
                           --------------    --------     -----------     -----------    ---------------  --------------
Owned Systems:
MMDS
TVA Sistema
     Sao Paulo........     September 1991     4,501,036    3,128,356          41,423         $19.94             28
     Rio de Janeiro...       March 1992       2,829,744    1,470,121          69,347          21.98             27
TVA Sul
     Curitiba.........       March 1992         547,953      345,208           8,188          15.75             15
Cable(b)
TVA Sistema
     Sao Paulo........      October 1994      2,823,337    2,017,078         138,132          22.81             58
TVA Sul
     Curitiba.........      January 1995        407,551      227,221          21,147          20.56             51
     Camboriu.........       June 1996           13,497        9,111           9,334          17.82             48
     Foz do Iguacu....       June 1996           55,244       30,663           6,191          14.23             53
     Florianopolis....     September 1996        81,047       55,750           6,859          19.85             50
Total MMDS and Cable
  Subscribers.........          --                   --           --         300,621                            --
Subscribers Awaiting
  Installation........          --                   --           --             825             --             --
Total
Subscribers-Owned
  Systems.............          --                   --           --         301,446             --             --
                                                                         ===========
Households Receiving
  TVA Programming
Owned Systems.........          --                   --           --         301,446             --             --
                                                                         -----------
Operating Ventures:
MMDS
TV Filme, Inc.
     Brasilia.........       July 1993          447,465      286,987          34,960          24.18
     Goiania..........     December 1994        272,255      147,786           7,028          19.56
     Belem............     December 1994        261,246      130,243          12,555          26.35
     Campina Grande...      August 1999          85,748       24,342           3,107          15.00
Cable
Canbras TVA & Parana
     Fourteen cities(c)      April 1996         767,054      527,254         156,326          17.43
                                                                         -----------
Total-Operating                 --                   --           --         213,976             --             --
                                                                         ===========

Total.................          --                   --           --         515,422             --             --
                                                                         ===========

----------
(a)   This data is based on information provided by Pay TV Survey and IBGE.

(b) The Company's Cable Systems in Sao Paulo, Curitiba, Camboriu, Foz do Iguacu and Florianopolis had approximately 721,069, 201,615, 19,890, 18,060 and 29,822 Homes Passed, respectively, as of December 31, 2002.

(c) Canbras TVA serves ten cities in Sao Paulo State (Santo Andre, Sao Bernardo, Mogi das Cruzes, Santa Branca, Sao Vicente, Praia Grande, Santos, Cubatao, Guaruja and Bertioga), and four cities in Parana state (Cianorte, Guarapuava, Cascavel and Ponta Grossa).

Brazilian Pay Television Market

      Brazil is the largest television and video market in Latin America with an estimated 39.5 million TV Homes which, as of December 31, 2002, watched on average approximately 2.5 hours of television per day. Approximately 4.7 million television sets and 1.5 million VCR and DVD units were sold in Brazil during 2002. The pay television industry in Brazil began in 1989 with the commencement by TVA of UHF service in Sao Paulo. As of December 31, 2002, there were an estimated 3.6 million pay television subscribers, representing approximately 9.0% of Brazilian TV Homes. By comparison, as of December 31, 2002, 69% of TV Homes in Argentina, 16% of TV Homes in Mexico and 82% of TV Homes in the United States of America subscribed to pay television. Management believes that the number of pay television subscribers in Brazil will continue to grow as pay television reaches more households both through the expansion of existing and new MMDS and Cable systems and through development of nationwide Ku-Band transmission systems.

Distribution Operating Systems

      TVA and the Operating Ventures distribute programming through Cable and MMDS distribution technologies. The availability of these two distribution technologies enables TVA to exploit the income and population characteristics, topography and competitive dynamics of each of its markets.

      MMDS

      TVA operates Brazil's largest MMDS network, and with the Operating Ventures, serves the country's major metropolitan areas. MMDS systems are typically easier to deploy and require relatively little capital investment for construction and maintenance as compared to Cable systems. Programming is transmitted by signals through the air from microwave transmitters to a small receiving antenna located at a subscriber's home or dwelling unit. At the subscriber's location, the microwave signals are converted to frequencies that can pass through a conventional coaxial cable into a decoder located near a television set. All of TVA's MMDS systems use addressable converters, which permit TVA to offer tiered pricing options that are expected to attract new customers, retain existing customers and reduce Churn. In accordance with Brazilian regulations, each MMDS license allows an MMDS operator to provide service to households in a circular area within a radius of up to 50 kilometers, depending on the technical capability of the operator. However, tall buildings and other tall structures may block reception of an MMDS signal. MMDS is being used in other emerging pay television markets such as Venezuela, Hong Kong and Mexico, where Cable has a strong incumbent position.

      TVA owns four MMDS licenses and operates MMDS systems in Sao Paulo, Rio de Janeiro and Curitiba, which have an aggregate population of approximately 17.9 million. TVA serves 118,958 MMDS subscribers in these three cities. TVA's MMDS systems offer between 15 and 28 channels of programming. TVA also holds interests in other MMDS licenses through TV Filme, an Operating Venture which operates MMDS systems in Brasilia, Goiania, Belem and Campina Grande and which had 57,650 MMDS subscribers as of December 31, 2002. TV Filme also has licenses to operate in eight other cities, including Belo Horizonte and Vitoria.

      In 2000 ANATEL authorized TVA to utilize, under TVA's MMDS licenses, the frequencies corresponding to the return channels of its MMDS systems. TVA presently uses these frequencies, which range from 2170 to 2182 MHz, to provide bi-directional broadband Internet services.

      Cable

      TVA has recently emphasized the strategic deployment of Cable service and currently operates Cable systems in Sao Paulo, Curitiba and three other cities in southern Brazil (Camboriu, Foz do Iguacu and Florianopolis). Cable service involves a broad band network employing radio frequency transmission through coaxial and/or fiber optic cable. Cable systems consist of four major parts: a headend, a distribution network, a subscriber network and a house terminal. The programming is collected from the headend, then processed and fed into the distribution path (trunk and distribution cable), which consists of coaxial and/or fiber optic cables. The signal is then fed into a subscriber network that is either located in an apartment building or a subscriber's home. Most of TVA's systems are constructed with either 750 MHz or 550 MHz bandwidth capacity, the latter of which is readily upgradeable to 750 MHz bandwidth capacity. TVA's systems in Curitiba are constructed with 500 MHz and 750 MHz bandwith capacity, while its systems in Camboriu and Foz do Iguacu are constructed with 550 MHz bandwidth capacity. TVA's system in Florianopolis is constructed with 750 MHz bandwidth capacity. This technology enables TVA to provide interactive services, including internet service and, in the future, telecommunications. TVA launched its Ajato high-speed internet service through its Cable system to subscribers in Sao Paulo in 1999. In addition, TVA's Cable systems generally use addressable converters, which allow the provision of pay-per-view services and enable TVA to upgrade, downgrade or disconnect a subscriber's service from the headend on short notice.

      TVA, through TVA Sistema and TVA Sul, owns six Cable licenses and operates Cable systems in Sao Paulo, Curitiba (where TVA originally owned three licenses that were later merged into one license), Camboriu, Florianopolis and Foz do Iguacu, which have an aggregate population of approximately 12.7 million and 181,663 subscribers. As of December 31, 2002, TVA had deployed approximately 4,393 kilometers of its Cable network, including 189 kilometers of fiber optic cable, consisting of a 701 kilometer fiber optic loop in Sao Paulo and a 118 kilometer fiber optic network serving Curitiba, Camboriu, Foz do Iguacu and Florianopolis. As of December 31, 2002, TVA Cable systems passed 668,191 homes in Sao Paulo, 201,615 homes in Curitiba and a total of 937,578 homes throughout all of TVA's Cable systems. As of December 31, 2002, Canbras TVA, an Operating Venture 36% owned by TVA, had an existing Cable network of 2,785 kilometers, with 620,551 Homes Passed and 156,326 subscribers. Canbras TVA is operating Cable networks in ten cities in the greater Sao Paulo area and four cities in the state of Parana with a combined population of over 3.1 million. TVA and Canbras TVA currently offer between 48 and 63 analog channels of programming (including off-air channels) on their Cable systems, depending on the market, and have the capability of offering up to 77 analog channels using up to 550 MHz and 110 analog channels using up to 750 MHz. During the twelve months ended December 31, 2002, TVA and Canbras TVA averaged approximately (1,266) and 756 net new Cable subscribers per month, respectively. The reduction in Cable subscribers per month is a result of the Company's strategy of eliminating unprofitable subscribers.

      Internet

      TVA, through TVA Sistema and Rede Ajato, provides high speed Internet services in the Sao Paulo and Rio de Janeiro metropolitan areas. TVA Sistema's "Acesso" service offers high speed broadband Internet access to pay television subscribers utilizing TVA's Cable network. TVA provides bi-directional Internet services through both its Cable and MMDS systems.

      TVA's "Ajato" service, provided through Rede Ajato, was the first broadband high speed Internet service provider created in Brazil. Ajato is a Portuguese language content and service portal offering multimedia, real video and music and video conferencing services, among others. TVA is actively pursuing alliances with content and e-commerce providers in order to provide a diverse and competitive portfolio of services through Ajato.

      In addition, TVA provides broadband Internet services to small and mid-sized companies through its "Ajato Empresas" service. Ajato Empresas targets companies that have not traditionally had access to broadband Internet services, which TVA estimates comprises approximately 90% of the small and mid-sized companies in the Sao Paulo and Rio de Janeiro metropolitan areas. Management of TVA believes Ajato Empresas provides a reasonably priced alternative to relatively expensive fiber optic services and less expensive, but lower-quality, ADSL services.

      In the fourth quarter of 2002 TVA, upon receiving a license to provide multimedia communications services (SCM), initiated a new version of Ajato that combines the services of an Internet access provider and Internet service provider. In addition, in 2003 TVA initiated "Ajato Condominio," an Internet service directed at apartment buildings.

      As of December 31, 2002, Ajato and Acesso had 14,000 and 14,212 subscribers (including backlog), respectively. Ajato and Acesso subscribers currently pay a monthly subscription fee of R$32 and R$36, respectively, for unlimited internet service.

The Owned Systems

      TVA Sistema and TVA Sul operate TVA's MMDS and Cable businesses. TVA Sistema operates TVA's MMDS operations in Sao Paulo and Rio de Janeiro and Cable operations in Sao Paulo. TVA Sistema also operates the business of Acesso, TVA's Internet access provider. TVA Sul operates TVA's MMDS operations in Curitiba and Cable operations in Curitiba, Camboriu, Foz do Iguacu and Florianopolis.

      TVA holds a 100% equity interest in TVA Sistema and in TVA Sul. TVA Sul, in turn, holds a 60% equity interest in CCS-Camboriu Cable System
Telecomunicacoes Ltda. ("CCS Camboriu"), the operating company for TVA Sul's services in Camboriu, and an unaffiliated third party holds the remaining 40%.

The Operating Ventures

      The Operating Ventures operate Cable (Canbras TVA) and MMDS (TV Filme) systems. TVA holds a 36% equity interest (and 51% of the total voting capital) in each of the Canbras TVA companies (Canbras TVA Cabo, TV Cabo Santa Branca and Canbras Parana). Canbras Participacoes Ltda., a Brazilian company ("Canbras-Par") holds the remaining interests in Canbras TVA. Canbras-Par is an affiliate of Canbras Holdings Ltd. and Canbras Communications Corp., a publicly-traded Canadian company, which are affiliates of Bell Canada International, Inc., an affiliate of BCE Inc., Canada's largest telecommunications group. The Association Agreement, dated June 14, 1995, among TVA, TVA Sistema, the Canbras TVA companies, Canbras and Canbras Participacoes Ltda. (the "Canbras Association Agreement") provides for each of the Canbras TVA companies to be governed by a management committee of three members, one of which TVA has the right to designate. In addition, TVA has agreed to supply to Canbras TVA all programming regularly supplied to the Owned Systems at "most favored prices" and other terms at which programming is provided to the Owned Systems or to third parties in arm's-length transactions. TVA agreed to grant to Canbras-Par a "right of first refusal" to participate in Cable licenses that TVA may obtain, directly or indirectly, and Canbras-Par granted to TVA a similar "right of first refusal" to participate in Cable licenses acquired by Canbras-Par. The term of the Canbras Association Agreement is for so long as Canbras-Par or its assignee owns shares "in companies which have the objective of engaging in the cable TV business." The Canbras Association Agreement does not specify the terms and conditions on which any co-investments in Cable licenses are to be made, and such terms and conditions have been negotiated in good faith, on a case-by-case basis, in connection with any future cable license investments.

      Prior to July 2000, TVA held a 14.7% equity interest in TV Filme. The remaining interests were held by Warburg, Pincus Investors, L.P., which held a 38.8% equity interest; members of the Lins family, Brazilian nationals, who held a 16.2% equity interest; public shareholders, who held a 28.15% equity interest; and certain individuals with a combined 2.15% equity interest (on July 29, 1996, TV Filme completed a public offering of 2.5 million shares of its common stock in the United States at an initial price of U.S.$10.00 per share). In August 1999, TV Filme entered into an agreement with a committee representing a majority of the holders of TV Filme's 12.875% Notes due 2004 pursuant to which these noteholders would receive (i) a U.S.$25 million cash payment, (ii) U.S.$35 million in new five-year 12% secured notes and (iii) 80% of the new common shares of the reorganized company. This agreement received court approval under Charter 11 of the U.S. bankruptcy code in April 2000 and was implemented in July 2000, following approval from ANATEL and the Central Bank of Brazil. Following implementation of the reorganization plan, TVA's equity interest in TV Filme was reduced to approximately 0.7%.

Programming

      TVA, through its MMDS and Cable systems, currently provides a programming package consisting of 15 to 58 television channels. TVA programming emphasizes sports, movies, children's programming and news with a secondary emphasis on general entertainment.

      With respect to MMDS and Cable service in TVA's markets, TVA is currently the sole provider of HBO Brasil, HBO Brasil 2, Cinemax, Cinemax Prime, Disney Channel Brasil, E! Entertainment Television, Mundo, BandNews, Eurochannel, Film and Arts, Locomotion, NHK and ART.

      In addition, TVA has entered into a number of programming agreements with other international programming providers. For example, TVA has entered into agreements with Turner Broadcasting Systems Latin America Inc. (Cartoon Network, TNT, CNN International, CNN Espanol), Fox Latin American Channel Inc. (Fox Latin America, Fox Kids), Discovery Latin America (People & Arts, Discovery Brasil, Discovery Kids) and the Disney Channel.

      TVA currently offers subscribers the following channels, among others:

      Movies and Series

      HBO Brasil is the dominant first-run pay television movie channel in Brazil, featuring movies and original films and series. HBO Brasil airs 24 hours a day, offering an average of 12 different films per day with limited commercial slots. All films are either subtitled or dubbed into Portuguese. In the case of dubbed versions, viewers can listen to the original soundtrack on an SAP (second audio program) channel. TVA also offers HBO Brasil 2, transmitting HBO Brasil with a six hour time shift.

      AXN is a films and series channel with emphasis on action, adventure, extreme sports and reality shows.

      Cinemax is a premium 24-hour movie channel with a film library complementary to that of HBO Brasil. Cinemax features a different variety of movie each day of the week.

      Cinemax Prime is a 24-hour movie channel offering classic and independent movies, "making-of" features and other award-winning movies.

      Eurochannel offers subscribers programs from major European programming distributors, such us Canal +, BBC, Channel 4, TF1, France 2/3, Europe Images and Gaumont. Eurochannel also offers news, series, mini-series, documentaries, music and variety shows.

      Film and Arts is an arts and movie channel, following the same concept as the U.S. version of the Bravo channel, showing high quality cultural events, such as classical music, jazz, opera, ballet and European movies.

      Fox presents movies, as well as programs from the 2,000 titles in the library of Twentieth Century Fox Television International ("Fox"). Fox also presents American television series, such as L.A. Law, M*A*S*H, and The Simpsons, among many others. TVA also offers Fox Kids, a 24-hour channel featuring the best of Fox programming for children.

      Sony Entertainment is primarily a comedy channel, produced by Sony Pictures Entertainment, Inc., exhibiting popular series such as Friends, Seinfeld and Mad About You and U.S. awards shows.

      TNT is a movie channel that offers the Turner Network Television movie collection, including over 5,000 classic movie titles from Metro Goldwyn Mayer, Inc. pursuant to a non-exclusive agreement with Turner International, Inc. The movies presented by TNT are broadcast in stereo sound and subtitled or dubbed in Portuguese or Spanish. In the case of dubbed versions, viewers can listen to the original soundtrack on a SAP channel.

      Warner is a family entertainment channel, with new and classic cartoons, children's programs, situation comedies, movies and series.

      Sports

      ESPN Brasil, a popular sports channel, provides coverage of Brazilian soccer games and other Brazilian and international sports entertainment programs, mixed with programming from ESPN2.

      ESPN International is the second sports channel offered by TVA. ESPN International offers a number of sporting events, including auto racing, Olympic-style sports, National Football League games, professional tennis matches, Major League Baseball games, and men's and women's National Basketball Association games.

      BandSports is a 24 hour sports channel, produced locally by TV Band, providing coverage of national and international sporting events, including boxing, auto racing and tennis, as well as a number of sports news programs.

      News

      BandNews is the first Brazilian headline news program. Produced locally by TV Band, BandNews presents news 24 hours per day in 15 minute blocks, featuring the most recent events and relevant news in Brazil and abroad.

      CNN International features news and information programming, offering international news coverage concerning politics, business, financial and economic developments, 24 hours a day.

      CNN Espanol is the Spanish version of CNN International.

      Educational Programming

      Discovery Brasil is comprised of programming shown on the U.S. Discovery Channel, based on topics in the areas of nature, science and technology, history, adventure and world cultures.

      A&E Mundo presents 24 hours per day of documentaries, biographies, mini-series and great moments in sports, music and history, including selected programming from the History Channel.

      People and Arts is a 24-hour channel presenting documentaries about arts, personalities and cultures from different countries around the world.

      Animal Planet is a family channel offering a variety of wildlife programs provided by the Discovery Network and the BBC.

      National Geographic offers quality documentaries on science, wildlife, culture, natural phenomenons, and travel adventures. The channel is a joint venture of National Geographic Television (NGT), Fox Entertainment Group, and the National Broadcasting Company (NBC).

      The History Channel offers historical programming, featuring the people and events that have changed the world. It presents the past in an effort to allow viewers to better understand the world of today.

      Music and Entertainment

      E! Entertainment Television presents 24 hours per day of reports regarding movies, television, music, fashion and the arts.

      MTV Brasil is a 24-hour channel produced by MTV Brasil Ltda., a joint venture company owned by Abril and an indirect subsidiary of Viacom International (Netherlands B.V.). MTV Brasil is entirely produced in Brazil in Portuguese. MTV Brasil has licensing agreements with the MTV Network, a division of Viacom International, and transmits a combination of music and other video clips, cartoons and local programming.

      Locomotion is an animation channel with programming targeted to adolescents and adults, such as Dr. Keds, South Park and prominent animated works from Japan.

      Children's Programming

      Disney Channel offers children's and family-oriented movies, locally-produced live shows, series, cartoons and specials in Portuguese.

      Cartoon Network is an animated cartoon channel targeted to children that offers programs such as The Flintstones, The Jetsons, The Smurfs, Yogi Bear and other classic series.

      Discovery Kids is a 24-hour channel featuring the best of Discovery programming for children.

      Fox Kids is a 24-hour channel featuring the best of Fox programming for children.

      Nickelodeon is a 24-hour channel for children offering programs such as Rugrats and Bananas in Pijamas.

      Boomerang offers classic Hanna-Barbera animated programming 24-hours a day and is provided by Turner Broadcasting Systems (TBS).

Ethnic Programming

      ART features programming directed at Brazil's Arab community, including news, sports, films entertainment programs and other programs from Lebanese television.

      Deutsche Welle features programming in German, English and Spanish for the German community in Brazil.

      NHK offers programming in Japanese for Brazil's Japanese community.

      RAI offers programming in Italian for Brazil's Italian community.

      RTPi, Radiotelevisao Portuguesa Internacional, is a Portuguese state-owned general entertainment channel produced and assembled in Portugal, airing music events, talk shows, movies, news and documentaries, exclusive to TVA.

Operations

      Marketing. TVA periodically conducts marketing surveys to gauge consumer preferences and evaluate new and existing markets. TVA also frequently evaluates the demographics of the subscribers to its programming, seeking to provide programming most in demand. In each market, TVA's marketing staff typically applies one or more of the following programs to attract subscribers: (i) extensive marketing tied to regional events such as soccer matches, (ii) neighborhood promotional events featuring large screen broadcasts of its channel offerings, (iii) direct mailings, (iv) telemarketing, (v) television, billboard, magazine and newspaper advertisements, (vi) pre-wiring arrangements with residential housing developers and (vii) other promotional marketing activities, including referral programs and promotional gifts.

      Installation. The installation package delivered to a new subscriber depends upon the type of programming delivery service chosen by the subscriber. The MMDS installation package features a standard rooftop mount linked to an antenna and related equipment, including a decoder, located at the subscriber's location. Cable service requires the installation of a cable line and a decoder at the subscriber's dwelling. Once a new subscriber has requested service, the time a subscriber waits for the commencement of service depends on several factors, including type of service, whether the subscriber has access to Cable, whether the subscriber is in a single family home or multiple dwelling unit and whether the topography of the surrounding area makes MMDS service viable. TVA provides installation service to subscribers, either with its own personnel or through local subcontractors. In approximately 90% of all cases, TVA installs its service and begins transmitting programming on the same day in which subscription orders are received.

      Programming Facilities. Programming equipment is used to prepare the programming material for transmission via TVA's MMDS and Cable systems. The programming equipment inserts commercial or promotional material, if appropriate, monitors the quality of the picture and sound, and delivers the material to the multiplexing system. For programming delivered to TVA as taped material, the programming equipment also compiles the various programming segments, inserting commercial and promotional material.

      Subscriber Service. Management believes that delivering high levels of subscriber service in installation and maintenance enables it to maintain high levels of subscriber satisfaction and to maximize subscriber retention. To this end, TVA attempts to promptly schedule installations, provides a subscriber service hotline in each of the metropolitan areas in which TVA operates, attempts to promptly provide response repair service, and attempts to make follow-up calls to new subscribers shortly after installation to ensure subscriber satisfaction. In addition, TVA utilizes a modern centralized call center in order to provide uniform and consistent customer service in connection with all of its operations. TVA seeks to instill a subscriber service focus in all its employees through ongoing training and has established an intra-company electronic mail system to provide a forum for employees to exchange ideas concerning ways to increase subscriber satisfaction. TVA also has various employee bonus programs linked to measures of subscriber satisfaction.

      Management Information Systems and Billing. Management believes that TVA's proprietary management information systems enable TVA to deliver superior subscriber service, monitor subscriber payment patterns and facilitate the efficient management of each of its operating systems. Management believes that TVA's billing procedures are an integral part of its strategy to maintain high levels of subscriber satisfaction and to maximize subscriber retention. Subscribers have the option to select the day on which payment for that month's service is due, out of ten possible dates each month, and pay their bills through payment at a bank, deduction from checking account or with a credit card.

Competition

      General

      TVA and the Operating Ventures compete with pay television service providers using Cable, MMDS and DBS transmission technologies. TVA expects to continue to face competition from a number of existing and future sources, including potential competition as a result of new and developing technologies and the easing of regulation in the pay television industry. TVA believes that competition is and will continue to be primarily based upon program offerings, customer satisfaction, quality of the system network and price. Since there is a limited history of pay television services in Brazil, there can be no assurance that, based on the potential size of the Brazilian pay television industry, the pay television market will be able to sustain a number of competing pay television providers. TVA and the Operating Ventures also compete with national broadcast networks and regional and local broadcast stations.

      MMDS and Cable Service

      TVA competes with other major Cable and MMDS operators in each of its principal markets. TVA's principal competitors are Cable and MMDS systems operated by Net, which is controlled by Globo Par. Net operates Cable systems in the metropolitan areas of Sao Paulo, Rio de Janeiro, Curitiba and Florianopolis. In each of these areas, Net Cable systems have more subscribers than TVA's Cable systems, although Management of TVA believes TVA has a higher share of subscribers in areas of these markets where the competing Cable systems overlap. Net also operates an MMDS system in Curitiba, although TVA is the MMDS market leader in that metropolitan area, with a market share of 86%, as compared with 14% for Net's service. TVA also competes with the Cable system of TV Cidade in the Rio de Janeiro metropolitan area. TV Cidade, owned by affiliates of SBT, TV Band, Hicks Muse Furst & Tate and GE Capital. TV Cidade currently has a 3% share of the Cable market in the Rio de Janeiro metropolitan area.

      The systems operated by Net and TV Cidade offer a similar number of channels of programming at prices comparable to those charged for TVA's MMDS and Cable services. Each of these systems broadcasts programming purchased from TVA as well as from other sources.

      DBS Service

      TVA also competes with providers of Ku-Band service in Brazil, principally Net Sat and DIRECTV. Globo Par has a controlling interest in Net Sat, whose other equity holders include News Corporation plc, a subsidiary of The News Corporation Limited. Net Sat currently offers 110 audio and video channels of programming (including pay-per-view channels), while DIRECTV currently offers 128 channels of audio and video programming, including 35 pay-per-view channels.

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

Programming offered by pay television providers, including TVA, directly competes for audience share and ratings with the programming offered by broadcast television networks as well as regional and local television broadcasters. The six national broadcast television networks are Globo, SBT, TV Band, Rede TV, TV Record and Gazeta. The national television networks utilize one or more satellites to retransmit their signals to their local affiliates throughout Brazil.

Regulatory Framework

      The subscription television industry in Brazil is subject to regulation by the Agencia Nacional de Telecomunicacoes ("ANATEL"), an independent federal agency, pursuant to Law No. 9472/97 ("Law 9472"), Law No. 9295/96 ("Law 9295")
and Law No. 8977/95 ("Law 8977"). ANATEL is authorized to grant concessions for MMDS, Cable, and DBS licenses.

MMDS Regulations

      General. Law 9472 authorizes ANATEL, among other things, to issue, revoke, modify and renew licenses within the spectrum available to MMDS systems, to approve the assignments and transfer of control of such licenses, to approve the location of channels that comprise MMDS systems, to regulate the kind, configuration and operation of equipment used by MMDS systems, and to impose certain other reporting requirements on channel license holders and MMDS operators. The licensing and operation of MMDS channels are currently governed by Decree No. 2196/97 ("Decree 2196"), Ordinance No. 254/97 (as amended by Ordinance No. 319/97, "Ordinance 254") and Rule No. 002/Rev. 97 ("Rule 002"). Under these regulations, MMDS is defined as the special service of telecommunication which uses microwaves to transmit codified signals to be received in pre-established points on a contractual basis.

      Licenses. ANATEL grants licenses and regulates the use of channels by MMDS operators to transmit video programming, entertainment services and other information. A maximum of 31 MMDS channels (constituting a spectrum bandwidth of 186 MHz) may be authorized for use in an MMDS market. While licenses are usually granted for the use of up to 16 channels, depending on technical feasibility and the existence of competition, ANATEL can grant a license for all 31 channels available in one specific area. If the license is for 16 or more channels, at least two channels must be reserved for educational and cultural programming. If the license involves 15 or fewer channels, there is no obligation to reserve any channel for educational and cultural purposes. In each of the Company's Sao Paulo and Rio de Janeiro markets, up to 31 MMDS channels are available for MMDS (in addition to any local off-air VHF/UHF channels which are offered).

      An MMDS license is granted for a renewable period of 15 years. The application for renewal of a license must be filed with ANATEL during the period from 18 months before the end of the license term. To renew the license, the license holder must (i) meet applicable legal and regulatory requirements, (ii) have complied with all legal and contractual obligations during the term of such license and (iii) meet certain technical and financial requirements.

      Under the most recently promulgated provisions of Rule 002, each license holder and its affiliates may be granted permission to operate MMDS systems in different areas of Brazil, provided that no holder may be granted licenses for
(i) more than seven municipalities with a population equal to or exceeding 700,000 inhabitants and (ii) more than 12 municipalities with a population between 300,000 and 700,000 inhabitants. The restrictions only apply to areas in which the MMDS system operator (or an affiliate thereof) faces no competition from other pay television services, excluding services that utilize a satellite to transmit their signal. Rule 002 grants ANATEL full discretion to alter or eliminate the restrictions. The term affiliate is defined by Rule 002 as any legal entity that directly or indirectly holds at least 20% of the voting capital. The Company currently controls five MMDS licenses in cities of more than 700,000 inhabitants (Sao Paulo (2), Rio de Janeiro, Curitiba and Porto Alegre), but in each such city TVA has at least one competitor. Prices for pay television services may be freely established by the system operator, although ANATEL may interfere in the event of abusive pricing. ANATEL may impose penalties including fines, suspension or revocation of the license if the license holder fails to comply with applicable regulations or becomes legally, technically or financially unable to provide MMDS service. ANATEL also may intervene to the extent operators engage in unfair practices intended to eliminate competition.

      ANATEL awards licenses to use MMDS channels based upon applications demonstrating that the applicant is qualified to hold the license, that the proposed market is viable and that the operation of the proposed channels will not cause impermissible interference to other permitted channels. After ANATEL determines that an application has met these requirements, it publishes a notice requesting comments from all parties interested in providing the same services in the same or a near area. Depending on the comments received, ANATEL may decide to open a public bid for the service in that area, although it has not done so in the past. In the case of a public bid, applicants would be evaluated based on a number of factors including the applicant's proposed schedule for implementing commercial operations, the applicant's commitment to local programming and the extent to which the applicant provides free programming to local cultural and educational institutions. Once an MMDS license application is granted by ANATEL, the license holder must finalize construction and begin operations within 12 months, which period may be extended by an additional 12 months.

      In addition to qualifying under the application process described above, a license holder must also demonstrate that its proposed signal does not violate interference standards in the area of another MMDS channel license holder. To this end, existing license holders are given a 30-day period in which to ascertain and comment to ANATEL whether the new license holder's proposed signal will interfere with existing signals. The area covered by the services is to a radius of five to 50 kilometers around the transmission site, depending on the technical capability of the operator.

      Other Regulations. MMDS license holders are subject to regulation with respect to the construction, marketing and lighting of transmission towers pursuant to the Brazilian Aviation Code and certain local zoning regulations affecting construction of towers and other facilities. There may also be restrictions imposed by local authorities. The subscription television industry also is subject to the Brazilian Consumer Code. The Consumer Code entitles the purchasers of goods or services to certain rights, including the right to discontinue a service and obtain a refund if the services are deemed to be of low quality or not rendered adequately. For instance, in case of a suspension of the transmission for a given period, the subscriber shall be entitled to a discount on the monthly fees. Rule No. 002 contains certain provisions relating to consumer rights, including a provision for mandatory discounts in the event of interruption of service. The Company, as of December 31, 2002, had not been required to repay any amounts or provide any discounts due to interruptions of service. However, the Company does refund prepaid installation service fees when the Company discovers such service is unavailable for whatever reason.

      Due to the regulated nature of the subscription television industry, the adoption of new, or changes to existing, laws or regulations or the interpretations thereof may impede the Company's growth and may otherwise have a material adverse effect on the Company's results of operations and financial condition.

Cable Regulation

      General. Cable services in Brazil are licensed and regulated by ANATEL pursuant to Law No. 8977/95 ("Law 8977"), Decree No. 2206/97 ("Decree 2206"),
which authorized the regulation of Cable Services, and Ordinance 256/97 ("Ordinance 256"), which approved the Norma Complementar do Servico de TV a Cabo regulating the granting of licenses for, and the operation of, Cable services. Until Law 8977 was enacted in 1995, the Brazilian Cable industry had been governed by two principal regulatory measures since its inception in 1989:
Ordinance No. 250, issued by the Ministry of Communications on December 13, 1989 ("Ordinance 250"), and its successor, Ordinance No. 36, issued by the Ministry of Communications on March 21, 1991 ("Ordinance 36").

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

      Licenses. Under Law 8977, a Cable operator must obtain a license from ANATEL in order to provide Cable services in Brazil. All Cable licenses are nonexclusive licenses to provide Cable services in a service area. Cable licenses are granted by ANATEL for a period of 15 years and are renewable for equal and successive periods. Renewal of the Cable license by ANATEL is mandatory if the Cable system operator has (i) complied with the terms of the license grant and applicable governmental regulations and (ii) agrees to meet certain technical and economic requirements relating to the furnishing of adequate service to subscribers, including system modernization standards.

      Ordinance No. 256/97 ("Ordinance 256") imposes restrictions on the number of areas that can be served by a Cable television system operator (or an affiliate thereof). Pursuant to Ordinance 256, a Cable system operator (or an affiliate thereof) may only hold licenses with respect to (i) a maximum of seven areas with a population of 700,000 and above and (ii) a maximum of 12 areas with a population of 300,000 or more and less than 700,000. The restrictions only apply to areas in which the Cable system operator (or an affiliate thereof) faces no competition from other pay television services, excluding services that utilize a satellite to transmit their signal. Ordinance 256 grants ANATEL full discretion to alter or eliminate the restrictions. The term affiliate is defined by Ordinance 256 as any legal entity that directly or indirectly holds at least 20% of the voting capital of another legal entity or any of two legal entities under common ownership of at least 20% of their respective voting capital. The Company currently controls two Cable licenses in cities of more than 700,000 inhabitants (Sao Paulo and Curitiba), but in each such city TVA has at least one competitor.

      Generally, only legal entities that are headquartered in Brazil and that have 51% of their voting capital by Brazilian-born citizens or persons who have held Brazilian citizenship for more than 10 years are eligible to receive a license to operate Cable systems in Brazil. In the event that no private entity displays an interest in providing Cable services in a particular service area, ANATEL may grant the local public telecommunications operator a license to provide Cable services.

      Cable operators that previously provided Cable services under a DISTV authorization granted under Ordinance 250 were required under Law 8977 to file applications to have their DISTV authorizations converted into Cable licenses. Ordinance 256 grants a one year period from the date a DISTV authorization is converted into a cable television license for any Cable system operator to comply with the restrictions. The Company's Cable systems, all of which were operating under DISTV authorizations, applied for conversion of their DISTV authorizations and received approval for such conversion from the Ministry of Communications.

      Cable licenses for service areas not covered by existing authorizations will be granted pursuant to a public bidding process administered by ANATEL after prior public consultation. All such licenses shall be nonexclusive licenses. In order to submit a bid for a license, a bidder must meet certain financial and legal prerequisites. After such prerequisites are met, a bidder must then submit a detailed bid describing its plan to provide Cable services in the service area. In the qualification phase of the bidding process, ANATEL assigns a number of points to each bid based on certain weighted criteria, including the timetable for offering subscription programming; the time allocated to local public interest programming; the number of channels allocated to educational and cultural programming; and the number of establishments, such as schools, hospitals and community centers, to which basic service programming will be offered free of charge. After calculating the number of points awarded to each bidder, ANATEL will then apply a formula based on the population of the service area to select the winning bid from among those bidders that meet certain defined minimum qualifying thresholds. For service areas with a population of 700,000 or more inhabitants, the qualified bidder that submits the highest bid for the license will be selected. For service areas with a population between 300,000 and 700,000 inhabitants, the winning bid is selected based on the highest product obtained by multiplying the number of points awarded in the qualification phase and the amount bid for the license. For service areas with less than 300,000 inhabitants, the winning bid is selected on the basis of the number of points awarded in the qualification phase and the payment of a fixed fee.

      Once a Cable license is granted, the licensee has an 18 month period from the date of the license grant to complete the initial stage of the installation of the Cable system and to commence providing Cable services to subscribers in the service area. The 18 month period is subject to a single 12 month extension for cause at the discretion of ANATEL.

      Any transfer of a Cable license is subject to the prior approval of ANATEL. A license generally may not be transferred by a licensee until it has commenced providing Cable services in its service area. Transfers of shares causing a change in the control of a license or the legal entity which controls a license also is subject to the prior approval of ANATEL. ANATEL must receive notice of any change in the capital structure of a licensee, including any transfer of shares or increase of capital that do not result in a change of control.

      A license can be revoked, upon the issue of a judicial decision, in the event the licensee lacks technical, financial or legal capacity to continue to operate a Cable system; is under the management of individuals, or under the control of individuals or corporations who, according to Law 8977, do not qualify for such positions; has its license transferred, either directly or by virtue of a change in control, without the prior consent of ANATEL; does not start to provide Cable services within the time limit specified by Law 8977; or suspends its activities for more than thirty consecutive days without justification, unless previously authorized by ANATEL.

Cable Related Service Regulation

      General. Brazilian telecommunications services are governed primarily by
(i) Article 21 of the Federal Constitution, as amended by Amendment No. 8 of August 15, 1995 ("Amendment 8"), (ii) the Telecommunications Code (Law No. 4117 of August 27, 1962, as amended), (iii) Law 9472, (iv) Law 9295 and (v) Law 8977. The Brazilian Government also has issued detailed regulations covering specific areas of telecommunications services, including radio broadcasting, paging, trunking, subscription television, Cable television, cellular telephony and multimedia communications services. ANATEL is responsible for the regulation of telecommunications services in Brazil. Prior to its amendment in 1995, Article 21 of the Federal Constitution required the Brazilian Government to operate directly, or through concessions granted to companies whose shares are controlled by the Brazilian Government, all telephone, telegraph, data transmission and other public telecommunications services. This constitutional requirement was the basis for the establishment of the state-owned telephone monopoly, Telebras, which held controlling interests in 27 regional telephone operating companies. With the adoption of Amendment 8, Article 21 was modified to permit the Brazilian Government to operate telecommunications services either directly or through authorizations, concessions or permissions granted to private entities. In particular, Amendment 8 removed the constitutional requirement that the Brazilian Government must either directly operate or control the shares of companies which operate telecommunications services. Even with the adoption of Amendment 8, the Brazilian Government still retains broad regulatory powers over telecommunications services. Notwithstanding the existence of the Telebras monopoly, private companies have been permitted under Brazilian law to provide a number of telecommunications services other than telephony, including radio broadcasting, paging, trunking, subscription television and cable television services. However, fixed public telephony and cellular telephony were exclusively provided by Telebras through its regional telephone operating companies. In 1998 the Ministry of Communications and ANATEL concluded the privatization of all public fixed and cellular telephone companies.

      High-Speed Cable Data Services. Law 8977 and Decree 2206, among other things, authorize cable television operators, such as the Company, in addition to furnishing video and audio signals on their cable networks, to utilize their networks for the transmission of meteorological, banking, financial, cultural, price and other data. This broad grant of authority is understood to permit Cable television operators to furnish services such as interactive home banking and high-speed Cable data services to subscribers through their cable television networks, although a simplified licensing procedure for high-speed Cable data services may be installed by ANATEL in the future.

      On November 29, 1999, ANATEL issued Regulation 190, which authorized the use of subscriber communication networks (such as Cable systems) by unidirectional or bi-directional value-added service providers. Regulation 190 also regulates certain terms between value-added service providers and subscriber network operators. TVA is subject to Resolution 190 both as a cable operator (through TVA Sistema) and a provider of high speed internet service (through Ajato).

      Cable Telephony. In accordance with Law 8977, no entity is permitted to furnish fixed telephone services in Brazil without a specific license to do so. There are, however, certain limited regulatory exceptions pursuant to which private entities other than telephone operating companies have been permitted to provide limited fixed telephony services in Brazil. Under one particular exception, certain private telephone networks (Centrais Privadas de Comutacao Telefonica or "CPCT") serving "condominiums" (as such term is defined under Brazilian law) have been permitted to interconnect their private telephone networks to the public telephone network operated by the local telephone operating company. A CPCT is comparable to a private branch exchange (PBX) found in some larger apartment complexes, hotels and businesses in the United States. Under Brazilian law, the term "condominium" refers to residential and nonresidential buildings or building complexes that have entered into a legal association. In practice, a condominium desiring to establish a CPCT will generally contract with a private service provider to install, operate and maintain the CPCT and to secure interconnection with the public telephone network. Ordinance No. 119/90 of 10 December 1990 ("Ordinance 119"), which was issued by the predecessor to the Ministry of Communications, sets forth requirements for the interconnection of CPCTs with the public telephone network. In general the installation, operation and maintenance of a CPCT does not require any authorization from the Ministry of Communications or Telebras. In order to interconnect with the public telephone network, a CPCT must comply with the requirements set forth in Ordinance 119. Such requirements primarily relate to meeting technical equipment certification and acceptance standards. Assuming that such standards are met, the regional telephone operating company is required under Ordinance 119 to interconnect the CPCT requesting interconnection to the public telephone network. The Company believes that, under current Brazilian law, Cable television operators can utilize their Cable television networks in order to facilitate the installation and operation of a CPCT. Furthermore, under the authority granted by Ordinance 119, CPCTs may be interconnected through Cable television networks to the public telephone network.

      In November 2001 Anatel revised regulations concerning the provision of fixed telephony services to the general public (Servico Telefonico Fixo Comutado, or "STFC"). These regulations provide that any company meeting certain criteria can provide STFC services throughout Brazil. In March 2002 TVA requested authorizations to provide STFC services in the cities of Sao Paulo, Rio de Janeiro, Curitiba and Porto Alegre. In November 2002 TVA received ANATEL approval to offer STFC services in these areas, which services must be initiated no later than November 2003.

      In August 2001 ANATEL revised regulations concerning the provision of telecommunications services other than STFC, radio and television broadcasting, pay television and cellular services to the general public (Servico de Comunicacao Multimidia, or "SCM"). In January 2002 TVA requested that its existing license for such services be converted into an SCM license. This request was approved by ANATEL in November 2002.

      Other. On November 24, 1999, ANATEL and ANEEL (Agencia Nacional de Energia Eletrica, or National Electric Energy Agency) published Joint Resolution No. 001, which sets guidelines for the use of infrastructure among the electric energy, telecommunications and oil industries in order to maximize the use of resources and reduce operating costs. TVA is involved in legal proceedings against Centrais Eletricas de Santa Catarina--CELESC, Companhia Paranaense de Energia Eletrica--COPEL and Eletropaulo Metropolitana de Sao Paulo in order to resolve certain questions relating to TVA's contracts with these entities, particularly with respect to increases in pole rental fees requested by these entities. See "Legal Proceedings."

Legal Proceedings

      The Company is party to certain legal actions arising in the ordinary course of its business which, individually or in the aggregate, are not expected to have a material adverse effect on the consolidated financial position of the Company. As of December 31, 2002, the Company had reserved approximately $1.4 million as contingent liabilities in connection with certain litigation contingencies, involving primarily claims by persons arising in connection with the termination of their employment.

      The Company's operating companies are currently defending a lawsuit brought by the Escritorio Central de Arrecadacao e Distribuicao (Central Collection and Distribution Office, or "ECAD"), a government-created entity authorized to enforce copyright laws relating to musical works. ECAD filed a lawsuit in 1993 against all pay-television operators in Brazil seeking to collect royalty payments in connection with musical works broadcast by the operators. ECAD is seeking a judgment award of 2.55% of all past and present revenues generated by the operators. The suits are currently being submitted to the Superior Tribunal de Justica in order to determine whether ECAD is entitled to benefit from the copyrights relating to musical works broadcast on pay television. Suits were filed against TVA in the 1 Vara Civel Forum Central de Curitiba (against TVA Sul) and the 14 Vara Civel Forum Central de Sao Paulo (against TVA Brasil). The suit against TVA Sul has been initially ruled in TVA's favor, while the suit against TVA Brasil is currently awaiting judgment. Based on the opinion of its attorneys, TVA considers it unlikely that ECAD will prevail in these suits and intends to continue to defend these suits vigorously. However, the loss of such suits may have a material adverse effect on the consolidated financial position of the Company.

      TVA is involved in legal proceedings against Centrais Eletricas de Santa Catarina--CELESC, Companhia Paranaense de Energia Eletrica--COPEL and Eletropaulo Metropolitana de Sao Paulo in order to resolve certain questions relating to TVA's contracts with these entities, particularly with respect to increases in pole rental fees requested by these entities. Based on the opinion of its attorneys, TVA considers it likely that TVA will prevail in these suits. However, the loss of such suits may have a material adverse effect on the consolidated financial position of the Company.

C. Organizational Structure

      The following chart sets forth the significant subsidiaries comprising the corporate structure of TVA's Cable, MMDS and Internet businesses. Except as indicated otherwise, each of the subsidiaries listed below is incorporated in the Federative Republic of Brazil. See Item 4, "Information on the Company--Business Overview--Owned Systems" and "--Operating Ventures."

    [The following was represented by a flow chart in the printed material.]

                                  Tevecap S.A.
                                     (TVA)

100%                    100%                 36%                     100%

TVA Sistema             TVA Sul              Canbras TVA             Rede Ajato

                     60%

                     CCS Camboriu

D. Property, Plant and Equipment

      The Company owns most of the assets essential to its operations. The major fixed assets of the Company are coaxial and fiber optic cable, converters for subscribers' homes, electronic transmission, receiving, processing and distribution equipment, microwave equipment and antennae. The Company leases certain distribution facilities from third parties, including space on utility poles, roof rights and land leases for the placement of certain of its hub sights and head ends and space for other portions of its distribution system. The Company leases its offices from third parties, with the exception of certain offices of TVA Sul, located in Curitiba, State of Parana, which are owned by the Company. The Company also owns its data processing facilities and test equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion should be read in conjunction with the Financial Statements (including the notes thereto) included in Appendix F hereto. For the purposes of the following discussion, all dollar amounts, with the exception of average installation and subscriber fees, are set forth in thousands of U.S. dollars.

      This discussion of the Company's operating review and prospects reflects the historical results of TVA. Due to the limited operating history, startup nature, translations of Brazilian currency into U.S. dollars, and rapid growth of TVA, period-to-period comparisons of financial data are not necessarily indicative, and should not be relied upon as an indicator of the future performance of TVA.

A. Results of Operations

Overview

      Since its inception in 1989, TVA has been developing its businesses. Despite its growth and positive operating cash flow for the year ended December 31, 1999, TVA continues to sustain substantial net losses due primarily to insufficient revenue with which to fund build-out, interest expense and charges for depreciation and amortization. Net losses incurred by TVA since inception have been funded principally by (i) net contributions of $516,487 from TVA's shareholders, (ii) borrowings from Editora Abril S.A. ("Abril") under a revolving credit facility, dated December 6, 1995, between TVA, as the borrower, and Editora Abril S.A., as the lender (the "Abril Credit Facility"), (iii) dispositions of non-strategic assets and (iv) bank loans and other borrowings made from time to time. In November 2001, TVA's shareholders agreed to capitalize outstanding loans in the aggregate principal amount of $123,159 made to TVA by Editora Abril under the Abril Credit Facility.

      In July 1999 TVA consummated the sale of Galaxy Brasil, TVA Banda C and certain assets related thereto, including its interest in GLA to GLA and the members thereof (such sale, the "DBS Sale"). These dispositions were conducted as a result of Management's review of TVA's operations and investment needs and the resulting intention to concentrate TVA's businesses on the distribution of pay television and other services through Cable and MMDS operations. See Item 4, "Information on the Company--History and Development of the Company."

      In addition, in the third quarter of 1999, TVA began offering the services of Ajato, TVA's high speed internet service provider, which was followed in the second quarter of 2000 by the services of Acesso, TVA's high speed internet access provider. The costs and expenses associated with the start-up nature of these businesses significantly affected the Company's results of operations for the years ended December 31, 2000 and 1999.

      The Company's results of operations for the year ended December 31, 2002 were significantly affected by the following factors: (i) the depreciation of investments in the construction and modernization of infrastructure used to improve current services and develop new services, (ii) a recessionary economic environment, (iii) the relatively high cost of local financing, (iv) the contribution by Abril to TVA of its equity interest in Canbras Parana in 2001, resulting in an increase in Equity in losses of affiliates, largely a result of the effect of the real devaluation on Canbras TVA's programming costs and dollar-denominated indebtedness, (v) the outsourcing by TVA of a number of administrative services, including payroll, human resources, accounting, tax, finance and legal services, to its affiliate Editora Abril and (vi) the impact of the devaluation of the real, as discussed below.

Critical Accounting Policies

      The Financial Statements are presented in accordance with U.S. GAAP. As such, the Company is required to make certain estimates, judgments and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the dates of the Financial Statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating the Company's reported financial results include the following:

      Revenue Recognition. Subscription revenues are recognized monthly at the amount billed to subscribers for service subscribed to and earned during the month. Installation fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are higher than the revenue. Advertising revenues are recognized, and the production cost of commercials and programming are charged to expense, when the commercial is telecast. Other revenues are recognized as services are rendered. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized in future periods could be adversely affected.

      Deferred Income Taxes. The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities as well as operating loss and tax credit carryforwards. The Company regularly reviews the deferred tax assets for recoverability and establishes a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. As of December 31, 2002, the Company had approximately $498,174 of net operating losses ("NOLs") to offset against regular taxes. These NOLs do not expire. The Company has a limited operating history and has generated losses since its inception. In view of this, the Company has established a full valuation allowance for the amount of the deferred tax assets attributable to the NOL carryforwards and other deductible differences. In the event that the Company generates taxable income in the future, it will be able to utilize these NOLs.

      Impairment of Long-Lived Assets. The Company evaluates its long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. In estimating future undiscounted net cash flows, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges.

      Depreciation of Property, Plant and Equipment. Depreciation of property, plant and equipment is provided using the straight-line method based on the estimated useful lives of the underlying assets disclosed in Note 10 to the Tevecap Financial Statements. Given the complex nature of the Company's property, plant and equipment, the estimates of useful lives require considerable judgment and are inherently uncertain. In the event that the Company could changes its estimates of useful lives, the amount of future depreciation expense could be materially different.

      Provision for Doubtful Accounts. A provision for doubtful accounts is established on the basis of an analysis of the accounting receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Recent Accounting Pronouncements

      SFAS No. 141 - "Business Combinations." In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS No. 141), "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board, or APB Opinion No. 16 (APB No. 16), "Business Combinations" and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations within the scope of SFAS No. 141 are to be accounted for using the purchase method. In addition, SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria: the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS No. 141 also provides a list of intangible assets that meet either one of these criteria. In addition to the disclosure requirements prescribed in APB No. 16, SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by a major caption on the balance sheet. SFAS No. 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 on January 1, 2002, did not have any impact on the Company's financial position, cash flows or results of operations.

      SFAS No. 142 - "Goodwill and Other Intangible Assets." In June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. SFAS No. 142 also amends SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses the manner in which intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses the way that goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provision of SFAS No. 142 is required to be applied in fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to the SFAS No. 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject to the non-amortization and amortization provisions of this statement. The adoption of SFAS No. 142 on January 1, 2002 did not have any impact on the Company's financial position, cash flows or results of operations.

      SFAS No. 143 - "Accounting for Asset Retirement Obligations." In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations," (SFAS No. 143). SFAS No. 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Under SFAS No. 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. Based on an initial assessment of the provisions and requirements of SFAS No. 143, our management believes that the implementation of this statement will not result in any impact on the Company's financial position, cash flows or results of operations.

      SFAS No. 144 - "Accounting for the Impairment or Disposal of Long-Lived Assets." In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS No. 144) which supersedes Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" but retains SFAS No. 121's fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 (APB No. 30)," Reporting the Results of Operations" for segments of a business to be disposed of but retains APB No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as "held for sale." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years. The adoption of SFAS No. 144 on January 1, 2002, did not have any impact on the Company's financial position, cash flows or results of operations.

      SFAS No. 145 - "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002 of SFAS 145." In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of "April 2002" ("SFAS No. 145"). SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in ABP No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.

SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company is currently evaluating the impact that the adoption of SFAS No. 145 will have on its results of operations, cash flows and financial position, but does not believe that the impact will be material.

      SFAS No. 146 - "Accounting for Costs Associated with Exit or Disposal Activities." In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" (EITF 94-3). SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also states that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. In addition, SFAS No. 146 establishes that fair value is the objective for initial measurement of the liability. The requirements of SFAS No. 146 apply prospectively to activities initiated after December 31, 2002, and, as such, the Company cannot reasonably estimate the impact that the adoption of these new rules will have until, and unless, they affect relevant activities in future periods.

      FIN No. 45 - "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. Based on an initial assessment of the provisions and requirements of FIN No. 45, the Company believes that the implementation of this statement will not result in any impact on its financial position, cash flows or results of operations.

Impact of Real Devaluation

      All forms of TVA's revenue were affected adversely in dollar terms as a result of the significant devaluation in the Brazilian real against other major currencies that occurred primarily in January 1999 and continued in subsequent years. The devaluation resulted in a loss in the value of the real against the dollar of approximately 48% during the year ended December 31, 1999. In addition, the real devalued approximately 9% during the year ended December 31, 2000, approximately 28.4% during the year ended December 31, 2001 and 52% during the year ended December 31, 2002. This devaluation also resulted in an increase in TVA's dollar-denominated liabilities. See Item 3, "Key Information--Risk Factors--Factors Relating to the Company" and "--Factors Relating to Brazil."

Change in Functional Currency

      As of January 1, 2000, TVA changed its functional currency from the U.S. dollar to the Brazilian real. This change was made as a result of changes in the Company's capital and operational structure and a move to using the Brazilian real for a substantial portion of the Company's business. See Note 2.3 to the Company's Financial Statements.

Outsourcing of Services

      In January 2002, in an effort to continue to reduce operative expenses, the Company entered into a Service Agreement with its affiliate Editora Abril, pursuant to which the Company outsourced a number of administrative services, including payroll, human resources, accounting, tax, finance and legal services, to Editora Abril.

Consolidated Statements of Operations Data

                                                                        Year Ended December 31,
                                           ---------------------------------------------------------------------------------
                                                     2002                        2001                        2000
                                           ------------------------    -------------------------   -------------------------
                                                         % of Gross                   % of Gross                  % of Gross
                                            Amount         Revenue      Amount          Revenue     Amount          Revenue
                                           --------      ----------    --------       ----------   --------       ----------
Gross revenues
Monthly subscriptions                      $ 74,925           83.5%    $ 90,218            83.6%   $101,201            80.9%
Installation                                  1,099            1.2%         270             0.3%        968             0.8%
Indirect Programming                             --            --            --             --          357             0.3%
Additional services and others               13,744           15.3%      17,418            16.1%     22,552            18.0%
Gross revenue                                89,768          100.0%     107,906           100.0%    125,078           100.0%
                                           --------       --------     --------        --------    --------         -------
Direct operating expenses                    42,872           47.8%      51,296            47.5%     55,402            44.3%
Taxes on Revenue                             12,444           13.9%      15,636            14.5%     13,145            10.5%
Selling, general and administrative          19,747           22.0%      31,420            29.1%     37,550            30.0%
    Expense
Depreciation and amortization                28,017           31.2%      34,364            31.8%     43,290            34.6%
Other operating expense, net                  4,281            4.8%       1,762             1.6%     (2,611)           (2.0)%
                                           --------       --------     --------        --------    --------         -------
Total operating expenses                    107,361          119.6%     134,478           124.6%    146,776           117.3%
                                           --------       --------     --------        --------    --------         -------
Operating loss                              (17,593)         (19.6)%    (26,572)          (24.6)%   (21,698)          (17.3)%
                                           --------       --------     --------        --------    --------         -------
Interest income                              (1,708)          (1.9)%     (4,200)           (3.9)%    (5,374)           (4.3)%
Interest expense                             16,941           18.9%      37,849            35.1%     45,069            36.0%
Foreign currency transaction loss, net       31,520           35.1%      11,067            10.3%      4,816             3.6%

Other nonoperating expenses (income), net       590            0.7%       2,438             2.3%    (37,384)          (29.9)%
Minority interest                                64            0.1%        (284)           (0.3)%      (491)           (0.4)%
Income taxes                                     79            0.1%          --            --         2,517             2.0%
                                           --------       --------     --------        --------    --------         -------
Equity in (losses) income of affiliates,
     net                                      6,337            7.1%       2,375             2.2%      2,004             1.6%
Income (loss) from continuing operations
     before extraordinary item              (71,416)         (76.9)%    (75,817)          (70.3)%   (32,855)          (26.3)%
                                           --------       --------     --------        --------    --------         -------
Net income (loss)                           (71,416)         (76.9)%    (75,817)          (70.3)%   (32,855)          (26.3)%
                                           ========       ========     ========        ========    ========         =======

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      The table below sets forth the number of subscribers at December 31, 2002 and December 31, 2001 for the Owned Systems.

          Owned Systems Subscribers                              December 31, 2002      December 31, 2001
          -------------------------                              -----------------      -----------------
          MMDS(a).........................................              118,958                162,427
          Cable...........................................              181,663                196,855
                                                                   ------------           ------------
                                                                        300,621                359,282
          Paid Subscribers Awaiting Installation..........                  865                    307
                                                                   ------------           ------------
          Total Owned Systems.............................              301,486                359,589
                                                                   ============           ============

----------
(a)   Includes UHF subscribers

      The table below sets forth the number of Internet subscribers at December 31, 2002 and December 31, 2001.

          Internet Subscribers                                   December 31, 2002      December 31, 2001
          --------------------                                   -----------------      -----------------
          Ajato and Acceso................................               28,015                 19,649
          Paid Subscribers Awaiting Installation..........                  101                    291
                                                                   ------------           ------------
          Total Internet Subscribers......................               28,116                 19,940
                                                                   ============           ============

      The table below sets forth at December 31, 2002 and December 31, 2001 the approximate number of television households which received TVA programming through the Owned Systems and the Operating Ventures.

      Households Receiving TVA Programming

                                                                 December 31, 2002      December 31, 2001
                                                                 -----------------      -----------------
           Total Owned Systems...........................               301,486                359,589
           Operating Ventures............................               213,976                210,406
                                                                   ------------           ------------
           Total.........................................               515,462                569,995
                                                                   ============           ============

      Revenues. Revenues consist primarily of Monthly subscriptions revenue (which principally consists of monthly fees paid by subscribers to the Company for programming services, including equipment use), Installation revenue and Additional services and others (which consists of Advertising revenues and Other revenues).

      Monthly subscriptions revenue for the year ended December 31, 2002 was $74,925, as compared to $90,218 for the comparable period in 2001. This decrease is primarily attributable to a 52% devaluation of the real against the U.S. dollar in 2002 without taking into account the real devaluation, monthly subscriptions revenue would have increased by 3%. The Company's pay television subscriber base decreased by approximately 16%, largely due to management's efforts to increase services to profitable subscribers and decrease services to improfitable subscribers. The Company's Internet subscriber base increased by approximately 43%. Average monthly fees for existing pay television subscribers decreased from $23.51 to $21.24 per subscriber, largely due to the effect of the real devaluation in 2002. Without taking into account the real devaluation, average monthly fees for pay television subscribers would have been $26.40. The average monthly subscription price during the year ended December 31, 2002 was $20.39 for MMDS service, $21.85 for Cable service and $25.01 for Internet service, as compared to $19.32, $21.66 and $28.92, respectively, for the year ended December 31, 2001.

      Installation revenue for the year ended December 31, 2002 was $1,099, as compared to $270 for the same period of 2001, a increase of $829 or 307%. This increase was primarily due to the increase of the average installation fee to $19.51 in 2002 from $9.95 in 2001. The average installation fee during the year ended December 31, 2002 was $22.69 for MMDS service and $17.48 for Cable service, as compared to $10.15 and $9.22, respectively, during the year ended December 31, 2001. This increase in the average installation fee reduced the Company's subsidies in acquiring new subscribers, thereby reducing the Company's capital working needs in order to replace Churn and increase its subscriber base.

      Additional services and other revenues for the year ended December 31, 2002 was $13,744, as compared to $17,418 for the comparable period of 2001, a decrease of 21%. Advertising revenue increased from $1,005 to $1,624, an increase of 62%. Other revenue decreased from $12,120 to $16,413, principally due to the 16% reduction in the Company's pay television subscriber base and the effects of the real devaluation.

      For the reasons noted above, and in particular the real devaluation in 2002 , Gross revenue for the year ended December 31, 2002 was $89,768 as compared to $107,906 for the comparable period in the previous year, a decrease of $18,138. Without taking into account the real devaluation, Gross revenue would have increased by 3.4% in 2002 as compared to 2001.

      Direct operating expenses. Direct operating expenses include Taxes on Revenues, Payroll and benefits, Programming, Transponder lease cost, Technical assistance, TVA magazine, Pole rental and Other costs. These expenses are variable and related to the growth in subscribers and in the Company's systems, and are also dependent on the type of service subscribers select. Direct operating expenses for the year ended December 31, 2002 were $42,872, as compared to $51,296 for the same period in 2001, a decrease of $8,424, or 16.4%. As a percentage of gross revenues, direct operating expenses represented 61.6% in 2002 as compared with 63.2% in the prior year. This decrease in Direct operating expenses is attributable principally to a restructuring plan initiated in the second half of 2001 for the purpose of adjusting to adverse market conditions, including the effects of the real devaluation (which increased in reais the costs of dollar-denominated expenses) and an increase in unemployment in TVA's markets. Payroll and benefits expense decreased to $5,130 from $8,504 a decrease of $3,374, primarily due to a reduction in the number of employees from 873 in 2001 to 615 in 2002, principally due to the implementation of the Company's outsourcing arrangement with Editora Abril in 2002. Programming costs decreased to $25,036 from $25,749, as the reduction in the pay television subscriber base was largely offset by the effects of the real devaluation in respect of the Company's primary channels. Technical assistance decreased to $1,427 from $1,868, a decrease of $441 or 23.6%, largely as a result of improvements in the installation process which reduced the number of requests for technical assistance. Transponder lease cost were not amount in 2002 to the cancellation in 2001 of the transponder lease agreement, which was no longer required after the sale of the DBS Systems. TVA Magazine expenses decreased to $1,675 from $2,389 due to the decrease in the pay television subscriber base and the effects of the real devaluation. Pole rental decreased to $1,881 from $2,814, a decrease of $933, due to a reduction in the unit pole cost in the last quarter of 2001 and the effects of the real devaluation. Other costs includes acquisition of backbone IP/internet, billing costs, third party services, transportation of equipment and materials, maintenance and other miscellaneous expenses. For the year ended December 31, 2002, Other costs were $7,823, as compared to 9,950 for the prior year, an decrease of $2,127 primarily due to decreased communication and production costs associated with Ajato and Acesso (backbone IP), a decrease in billing costs, an increase in maintenance costs due to negotiation with suppliers, and an increase in contracted electricity costs, all partially offset by the devaluation of the real. Taxes on revenue consist of a 3.65% tax on Advertising revenue and an 15.15% tax on the balance of revenues, in each case charged by the Brazilian Government. Taxes on revenue for the year ended December 31, 2002 were $12,444, as compared to $15,636 for the same period of the prior year, a decrease of 20.4%. The decrease in Taxes on revenue is attributable to the decrease of revenues of 15.3%. In both years, Taxes as a percentage of Gross Revenues were approximately 14%.

      Selling, general and administrative expenses. Selling, general and administrative expenses include Payroll and benefits, Advertising and promotion expense, Rent, and Other general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2002 were $19,747, as compared to $31,420 for the same period of 2001, a decrease of $11,673 or 37.2%. Payroll and benefits decreased from $9,795 in 2001 to $5,348 in 2002, a decrease of $4,447, or 45.4%, largely due to the decrease in the number of employees (cost cut program and restructuring plan) , which was partially offset by annual salary increases of approximately 5% for unionized employees. Advertising and promotion expense decreased from $5,778 in 2001 to $2,676 in 2002, a decrease of $3,102 or 53.7%, largely due to the lower number of installations in 2002 and a reduction in the sponsorship of shows and other events. In general, rental and other costs were significantly reduced in 2002 under management's efforts to reduce costs and increase margins to offset the recessionary economic environment and the effects of the real devaluation.

      Depreciation and Amortization. Depreciation and amortization includes depreciation of systems, equipment, installation materials, installation personnel and amortization of concessions. Depreciation and Amortization for the year ended December 31, 2002 was $28,017, as compared to $34,364 for the same period of 2001, a decrease of $6,347 due primarily to the disposal of certain equipment and devaluation of the real.

      Other operating expense (income), net. Other operating expense, net for the year ended December 31, 2002 was $4,281 as compared to $1,762 for the same period in 2001, an increase of $2,519. Other operating expense, net for 2002 and 2001 consists primarily of the loss on disposal of property and equipment, write-offs of assets related to cancellation of subscriptions and loss on sale of obsolete inventories. For the reasons noted above, Operating loss for the year ended December 31, 2002 was $17,593 compared to $26,572 for the comparable period in 2001, a decrease of $8,979 or 33.8%.

      Interest income. Interest income for the year ended December 31, 2002 was $1,708 as compared to $4,200 for the same period in 2001, a decrease of $2,492, or 59.3%, primarily as a result of the effect of inflation on inflation-indexed obligations and the real devaluation.

      Interest expense. Interest expense for the year ended December 31, 2002 was $16,941, as compared to $37,849 for the same period of 2001, a decrease of $20,908, principally attributable to $21,508 in interest due to Abril under the Abril Credit Facility in 2001.

      Other non-operating expense (income) net. Other non-operating expense, net for the year ended December 31, 2002 was $590 as compared to other non-operating income, net of $2,438 in the same period in 2001, a decrease of $1,848.

      Minority interest. The Minority interest was $64 (negative) for the year ended December 31, 2002, as compared with $284 (positive) for the same period in 2001. In November 2001 Abril's 14% equity interest in TVA Sul was exchanged for an increase in Abril's equity interest in TVA. See Item 7, "Major Shareholders and Related Party Transactions."

      Equity in losses of affiliates, net. For the year ended December 31, 2002, Equity in losses of affiliates amounted to a loss of $6,337, as compared to a loss of $2,375 in the same period of 2001, an increase of $3,962. This loss originated in the operations of Canbras TVA, largely a result of the effect of the real devaluation on Canbras TVA's programming costs and dollar-denominated indebtedness.

      Net income (loss). For the reasons noted above, Net loss for the year ended December 31, 2002 was $71,416, as compared to a Net loss of $75,817 for the comparable period in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      The table below sets forth the number of subscribers at December 31, 2001 and December 31, 2000 for the Owned Systems.

          Owned Systems Subscribers                              December 31, 2001      December 31, 2000
          -------------------------                              -----------------      -----------------
          MMDS(a).........................................              162,427                167,819
          Cable...........................................              196,855                178,004
                                                                   ------------           ------------
                                                                        359,282                345,823
          Paid Subscribers Awaiting Installation..........                  307                    648
                                                                   ------------           ------------
          Total Owned Systems.............................              359,589                346,471
                                                                   ============           ============

(a)   Includes UHF subscribers.

         The table below sets forth the number of Internet subscribers at December 31, 2002 and December 31, 2001.

          Internet Subscribers                                   December 31, 2001      December 31, 2000
          --------------------                                   -----------------      -----------------
          Ajato and Acceso................................               19,649                 11,480
          Paid Subscribers Awaiting Installation..........                  291                  1,431
                                                                   ------------           ------------
          Total Internet Subscribers......................               19,940                 12,911
                                                                   ============           ============

      The table below sets forth at December 31, 2001 and December 31, 2000 the approximate number of television households which received TVA programming through the Owned Systems and the Operating Ventures and through sales of programming to the Independent Operators (which sales were discontinued in 2001).

      Households Receiving TVA Programming

                                                                  December 31, 2001     December 31, 2000
                                                                  -----------------     -----------------
           Total Owned Systems...........................               359,589                346,471
           Operating Ventures............................               210,406                186,951
           Independent Operators.........................                    --                     --
                                                                   ------------           ------------
           Total.........................................               569,995                533,422
                                                                   ============           ============

      Monthly subscriptions revenue for the year ended December 31, 2001 was $90,218, as compared to $101,201 for the comparable period in 2000. This decrease is primarily attributable to a 19% devaluation of the real against the U.S. dollar in 2001, which was slightly offset by an increase in the Company's pay television subscriber base of approximately 4% and an increase in the Company's Internet subscriber base by approximately 71%. Average monthly fees for existing pay television subscribers decreased from $25.87 to $20.56 per subscriber and for new subscribers decreased from $23.10 to $19.01 per subscriber, largely due to the increased popularity of lower-priced programming packages and the effect of the real devaluation in 2001. Without taking into account the real devaluation, average monthly fees for pay television subscribers would have been $24.72 for existing subscribers and $19.32 for new subscribers. The average monthly subscription price during the year ended December 31, 2001 was $19.32 for MMDS service, $21.66 for Cable service and $28.92 for Internet service, as compared to $25.36, $26.38 and $36,83, respectively, for the year ended December 31, 2000.

      Installation revenue for the year ended December 31, 2001 was $270, as compared to $968 for the same period of 2000, a decrease of $698 or 72.1%. This decrease was primarily due to the lower numbers of installations (81,729 in 2001 as compared with 105,888 in 2000) and a write-off of overdue accounts, also reflected in a reduction in the provision for doubtful accounts (thereby not affecting EBITDA). The average installation fee during the year ended December 31, 2000 was $10.15 for MMDS service and $9.22 for Cable service, as compared to $7.77 and $9.71, respectively, during the year ended December 31, 2000.

      Additional services and other revenues for the year ended December 31, 2001 was $17,418, as compared to $22,552 for the comparable period of 2000, a decrease of 22.7%. Advertising revenue decreased from $2,503 to $1,005, largely due to an industry-wide reduction in advertising expenditures by large advertisers. Other revenue decreased from $20,049 to $16,413, principally due to the provision in 2000 of non-recurring administrative services and equipment rentals to Galaxy Brasil (following the sale of Galaxy Brasil in 1999) and engineering services to ESPN Brasil (following the sale of the Company's interests in ESPN Brasil in 1999). The lack of non-recurring services in 2001 was offset by an increase in the provision of ancillary services to subscribers (such as technical assistance, decoder rental and magazine sales), which increased by approximately 83%, from $5,861 in 2000 to $10,727 in 2001.

      For the reasons noted above, and in particular the real devaluation in 2001and certain non-recurring revenues in 2000, Gross revenue for the year ended December 31, 2001 was $107,906, as compared to $125,078 for the comparable period in the previous year, a decrease of $17,172.

      Direct operating expenses. Direct operating expenses include Payroll and benefits, Programming, Transponder lease cost, Technical assistance, Vehicle rentals, TVA magazine, Pole rental and Other costs. These expenses are variable and related to the growth in subscribers and in the Company's systems, and are also dependent on the type of service subscribers select. Direct operating expenses for the year ended December 31, 2001 were $51,296, as compared to $55,402 for the same period in 2000, a decrease of $4,106, or 7.4%. As a percentage of gross revenues, direct operating expenses represented 48.4% in 2001 as compared with 45.8% in the prior year. This decrease in Direct operating expenses is attributable principally to a restructuring plan initiated in the second half of 2001 for the purpose of adjusting to adverse market conditions, including the effects of the real devaluation (which increased in reais the costs of dollar-denominated expenses) and an increase in unemployment in TVA's markets. Direct operating expenses also decreased as a result of the devaluation of the real, which was 19% in 2001, as compared to 9% in 2000. Payroll and benefits expense decreased to $8,504 from $9,229, a decrease of $725, primarily due to a reduction in the number of employees from 1,200 in 2000 to 873 in 2001. Programming costs decreased to $25,749 from $26,104, a decrease of $355 or 1.4%, primarily as a result of programming agreements entered into with certain programming providers that placed ceilings on the dollar/real exchange rate used to calculate monthly programming costs. Technical assistance decreased to $1,868 from $2,415, a decrease of $547 or 22.7%, largely as a result of improvements in the installation process which reduced the number of requests for technical assistance. Transponder lease cost dropped to $22 from $2,408 due to the cancellation in 2000 of the transponder lease agreement, which was no longer required after the sale of the DBS Systems. Pole rental decreased to $2,814 from $3,535, an decrease of $721, due to a reduction in the unit pole cost in the last quarter of 2001 and the effects of the real devaluation. Other costs includes acquisition of backbone IP/internet, billing costs , third party services, transportation of equipment and materials, maintenance and other miscellaneous expenses. For the year ended December 31, 2001, Other costs were $9,950, as compared to $9,136 for the prior year, an increase of $814, primarily due to increased communication and production costs associated with Ajato and Acesso (backbone IP), an increase in billing costs (due to the 4% increase in the pay television subscriber base), an increase in maintenance costs, and an increase in contracted electricity costs, all partially offset by the devaluation of the real. Taxes on revenue consist of a 3.65% tax on Advertising revenue and an 15.15% tax on the balance of revenues, in each case charged by the Brazilian Government. Taxes on revenue for the year ended December 31, 2001 were $15,636, as compared to $13,145 for the same period of the prior year, an increase of 19.0%. The increase in Taxes on revenue is attributable to the increase in the tax rates from 11.65% in 2000 to 15.15% in 2001, primarily due to the introduction of new taxes that cannot be passed on to consumers.

      Selling, general and administrative expenses. Selling, general and administrative expenses include Payroll and benefits, Advertising and promotion expense, Rent, and Other general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2001 were $31,420, as compared to $37,550 for the same period of 2000, a decrease of $6,130 or 16.3%. Payroll and benefits decreased from $14,942 in 2000 to $9,795 in 2001, a decrease of $5,147, or 34.4%, largely due to the decrease in the number of employees, which was partially offset by annual salary increases of approximately 5% for unionized employees. Advertising and promotion expense decreased from $7,330 in 2000 to $5,778 in 2001, a decrease of $1,552 or 21.2%, largely due to the lower number of installations in 2001.

      Depreciation and Amortization. Depreciation and amortization includes depreciation of systems, equipment, installation materials, installation personnel and amortization of concessions. Depreciation and Amortization for the year ended December 31, 2001 was $34,364, as compared to $43,290 for the same period of 2000, a decrease of $8,926, due primarily to the disposal of certain equipment and devaluation of the real.

      Other operating expense (income), net. Other operating expense, net for the year ended December 31, 2001 was $1,762 as compared to other operating income, net of $2,611 in the same period in 2000, an increase of $4,373. Other operating expense, net for 2001 consists primarily of the loss on disposal of property and equipment and loss on sale of obsolete inventories, partially offset by other miscellaneous income. The other operating income, net in 2000 consists primarily of the gain from the sale of the Company's Eurochannel operations in November 2000 ($6,902), partially offset by the write-off of assets related to cancellation of subscriptions.

      For the reasons noted above, Operating loss for the year ended December 31, 2001 was $26,572 compared to $21,698 for the comparable period in 2000, an increase of $4,874 or 22.5%.

      Interest income. Interest income for the year ended December 31, 2001 was $4,200, as compared to $5,374 for the same period in 2000, a decrease of $1,174, or 21.8%, primarily as a result of the effect of inflation on inflation-indexed obligations.

      Interest expense. Interest expense for the year ended December 31, 2001 was $37,849, as compared to $45,069 for the same period of 2000, a decrease of $7,220, principally attributable to $21,508 in interest due to Abril under the Abril Credit Facility in 2001 (as opposed to $29,690 in 2000).

      Other non-operating expense (income) net. Other non-operating expense, net for the year ended December 31, 2001 was $2,438, as compared to other non-operating income, net of $37,384 in the same period in 2000, a decrease of $39,822. Other non-operating income for the year ended December 31, 2000 consisted primarily of the gain from the sale of the Company's minority interests in HBO Brasil (July 2000).

      Minority interest. The Minority interest was $284 for the year ended December 31, 2001, as compared with $491 for the same period in 2000. In November 2001 Abril's 14% equity interest in TVA Sul was exchanged for an increase in Abril's equity interest in TVA. See Item 7, "Major Shareholders and Related Party Transactions."

      Equity in losses of affiliates, net. For the year ended December 31, 2001, Equity in losses of affiliates amounted to a loss of $2,375, as compared to a loss of $2,004 in the same period of 2000, an increase of $371. This loss originated in the operations of Canbras TVA, which loss increased as a result of the contribution by Abril to TVA of its equity interest in Canbras Parana in 2001.

      Net income (loss). For the reasons noted above, Net loss for the year ended December 31, 2001 was $75,817, as compared to a Net loss of $32,855 for the comparable period in 2000. Net loss in 2001, which was due primarily to depreciation of infrastructure and financial expenses that was subsequently capitalized and the impact of the real devaluation, did not impact the cash flow of the Company.

B. Liquidity and Capital Resources

      Since inception, the Company has sustained losses primarily due to insufficient revenue to fund start-up costs, interest expense and charges for depreciation and amortization arising from the development of its pay television systems. As of December 31, 2002, the Company had cumulative net losses of $498,174. During the periods under review, the Company required external funds to finance its capital expenditures, operating activities and make payments of principal and interest on its indebtedness. The sources of such funds have been as follows: (i) borrowings from Abril under the Abril Credit Facility, of which $12,117 was outstanding as of December 31, 2002, (ii) borrowings under lines of credit, of which $14,574 was outstanding as of December 31, 2002, (iii) net capital contributions of approximately $516,487 from shareholders, (iv) the Senior Notes, of which $48,022 was outstanding to unaffiliated parties as of December 31, 2002, (vi) the disposition of non-strategic assets, including the DBS Systems and certain assets related thereto and the Company's programming-related assets, for which the Company received net cash proceeds in 1999 and 2000 of approximately $177,600 and $51,070, respectively.

      The Company's liquidity needs will arise primarily from capital expenditures, debt service requirements and, in certain periods, the funding of its working capital requirements. As of December 31, 2002, the Company had $75,123 of indebtedness outstanding, primarily consisting of the Senior Notes in the aggregate principal amount of $48,022, $12,117 outstanding under the Abril Credit Facility, and short term revolving credit facilities in an aggregate principal amount of $14,574.

      In addition to debt service, the Company will require capital for (i) the continued funding of losses and working capital requirements, (ii) the installation of equipment at subscribers' locations, (iii) the construction/maintenance of additional/existing transmission and headend facilities and related equipment purchases and (iv) the development of its Internet businesses.

      The Company made purchases of fixed assets of $10,485, $30,639 and $26,716 in 2002, 2001 and 2000, respectively. Management estimates that $7,579 and $9,000 of capital expenditures will be required in 2003 and 2004, respectively, principally in connection with the purchase of materials and equipment, Cable and MMDS network upgrades and the development of its Internet operations. The actual amount of funds required in 2003 and 2004 may vary materially from these estimates, as a result of which additional funds could be required in the event of cost overruns, unanticipated expenses, regulatory changes, engineering design changes and other technology-driven changes.

      The Company's principal sources of liquidity are borrowings from Editora Abril and the Company's short-term borrowings (each as described below), together with net cash provided by operating activities. However, until sufficient cash flow is generated from operations, the Company will be required to utilize its current sources of debt funding to satisfy its liquidity needs. In November 2001, the Company's shareholders approved the capitalization of outstanding loans in the aggregate principal amount of $123,159 under the Abril Credit Facility. This capitalization lowered the Company's leverage ratio and improved its borrowing capacity under existing and new lines of credit. The Company had approximately $245 of cash and cash equivalents as of December 31, 2002.

      For the year ended December 31, 2002, net cash provided by operating activities was $25,085, primarily as the result of the net loss for the year of $71,416, which was partially offset by $27,040 of Depreciation and a foreign currency transaction loss of $31,520. For the year ended December 31, 2002, net cash provided by investing activities was $(4,232), largely as the result of $6,253 net repayments of loans to related companies and capital expenditures for the purchase of fixed assets of $10,485. The purchases of fixed assets were principally related to the maintenance of Cable and MMDS networks, the purchase of reception equipment, which includes hardware, materials and labor used for new subscriber installations and decoders, and the development of the Company's Internet operations. For the year ended December 31, 2002, net cash used in financing activities was $11,620, consisting principally of repayments of loans from banks, shareholders and related companies.

      The Abril Credit Facility allows the Company to borrow up to $60,000 on a revolving basis. Since June 1996, the Company has from time to time requested, and Abril has provided, funds in excess of $60,000. The loans are generally denominated in reais and bear interest at a rate equal to a percentage of the CDI rate, the Brazilian interbank lending rate, adjusted at the beginning of each month. In November 2001, the Company's shareholders approved the capitalization of outstanding loans in the aggregate principal amount of $123,159 under the Abril Credit Facility. As of December 31, 2002, the Company had $12,117 outstanding under the Abril Credit Facility.

      On November 26, 1996, Tevecap raised funds in foreign markets through a private placement of $250,000 12 5/8% Senior Notes (the "Senior Notes") maturing on November 26, 2004 and guaranteed by certain of Tevecap's subsidiaries. The Senior Notes were subsequently registered under the Securities Act pursuant to Exchange Offers in May and December 1997. Concurrently with the consummation of the DBS Sale in July 1999, as described above, the net proceeds to the Company from the DBS Sale were used by the Company to repurchase, through a wholly-owned subsidiary, Senior Notes in the aggregate principal amount of $201,978. In addition, the Company obtained a consent from holders of the Senior Notes to amend the restrictive covenants contained in the terms of the Senior Notes.

      During the periods under review the Company has also raised funds through the disposition of non-strategic assets, including the DBS Systems and certain assets related thereto and the Company's programming-related assets (ESPN Brasil, HBO Brasil and Eurochannel), for which the Company received net cash proceeds in 1999 and 2000 of approximately $177,542 and $51,070, respectively. See Item 4, "Information on the Company--History and Development of the Company."

      The Company's liquidity may also be adversely affected by statutory minimum dividend requirements under applicable Brazilian law.

C. Research and Development

      The Company is not engaged in significant research and development operations. However, the Company continues to consider the utilization of its Cable and MMDS networks for the provision of other services, such as telephony services. Current ANATEL regulations permit any company meeting certain criteria to provide telephony services beginning in 2002, and the Company has obtained licenses allowing it to provide telephony and other communications services in certain of its markets. In addition, the Company continues to monitor the development of compression technology that would permit the Company to significantly increase the number of channels provided by its Cable and MMDS networks.

D. Trend Information

      The Company's results of operations for the three years ended December 31, 2002 have been affected by Brazilian economic conditions, including a significant devaluation of the real in 1999 and a continued devaluation through 2002. This devaluation, together with a recession in Brazil, had a significant adverse effect on the operations of the Company, and materially raised the cost of financing for the Company. In addition, the recessionary environment created difficulties in maintaining existing subscribers. These factors led the Company to implement a strategy focused on the sale of non-strategic assets, including the Company's DBS and programming-related assets. See Item 4, "Information on the Company--History and Development of the Company."

      During the year ended December 31, 2002, due to uncertainty surrounding Brazilian presidential elections, which took place in October 2002, and the continuing effects on the Brazilian economy of the Argentine economic crisis (as a result of which financing activities in Brazil has been significantly curtailed by many lenders), the Brazilian economy experienced a recession, high rates of inflation and increased levels of unemployment.

      The Company's results of operations for the year ending December 31, 2003 will be influenced generally by Brazilian economic conditions, including the possibility of adverse effects arising from policies implemented by the administration of Luiz Inacio Lula da Silva, the winner of Brazilian presidential elections in October 2002. See Item 3, "Key Information--Risk Factors--Factors Relating to Brazil."

E. Off-Balance Sheet Arrangements

      Not applicable.

F. Contractual Obligations

      The following table sets forth the principal contractual obligations of the Company during the periods indicated.


                             2003         2004         2005        2006        2007
                             ----         ----         ----        ----        ----
                                              (thousands of dollars)

Programming Contracts       21,668       20,480       16,065      12,949          --
Other Contracts              3,256        3,256           --          --          --
                            ------       ------       ------      ------      ------
Total                       24,924       23,735       16,065      12,949          --
                            ======       ======       ======      ======      ======

      The figures set forth above represent estimates made by the Company using various assumptions for the years indicated, including (i) that the Company's present programming and supply contracts will remain in effect at the current rates set forth in such contracts during such years, (ii) that the Company's subscriber base will remain at its present level during such years and (iii) that the real/dollar exchange rate will remain stable during such years. As a result, the Company's actual contractual obligations during the years indicated above could vary materially based upon, among other things, changes in the Company's programming line-up, capital expenditure needs, subscriber base and the real/dollar exchange rate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

      The Company is managed by its Conselho de Administracao ("Board of Directors") and Diretoria ("Committee of Officers"). Day-to-day operations of the Company are managed by the Company's Executivos ("Executive Officers"). See
Item 10, "Additional Information--Estatuto Social."

Board of Directors

Member                                                            Position                  Current Position Held Since
------                                                            --------                  ---------------------------
Giancarlo Francesco Civita.....................                   President                        2003*
Emilio Humberto Carazzai Sobrinho..............                    Member                          2003
Leila Abraham Loria............................                    Member                          2003
Arnaldo Figueiredo Tibyrica....................                    Member                          2003
Deborah Patricia Wright........................                    Member                          2003
Francisco Savio Couto Pinheiro.................                    Member                          1995

Robert R. Ruggiero Jr..........................                    Member                          2000
Mitchell R. Cohen..............................                    Member                          2001
Raymond E. Joslin..............................                    Member                          2000
Edgardo del Valle Rosso........................                    Member                          2000

*Mr. Civita has been a member of the Board of Directors since 1999.

Committee of Officers

Member                                                            Position                  Current Position Held Since
------                                                            --------                  ---------------------------
Leila Abraham Loria............................                    Member                          2003
Antonio Valdemir Pereira Ramos.................                    Member                          1999
Marcelo Vaz Bonini.............................                    Member                          2001

Executive Officers

Member                                                            Position                  Current Position Held Since
------                                                            --------                  ---------------------------
Leila Abraham Loria............................                Chief Executive Officer             1999
Carlos Eduardo Malagoni........................                Chief Financial Officer             2002
Vito Chiarella Neto............................                Customer Relationship Officer       2001
Amilton Lucca..................................                Internet Operations Officer         2001
Kunio Ohara....................................                Information Technology Officer      1999

      Giancarlo Francesco Civita has been a member of the Board of Directors since 1994 and the President of the Board of Directors since March 2003. Mr. Civita has been associated with Abril since 1986 and has also served a General Director of the Programming Unit at TVA. Mr. Civita holds an M.B.A. from the Harvard Graduate School of Business Administration, as well as an undergraduate degree in Social Communication from the Escola Superior de Propaganda e Marketing in Sao Paulo.

      Emilio Humberto Carazzai Sobrinho has been a member of the Board of Directors since March 2003. Mr. Carazzai has an M.B.A. from Manchester Business School in England. Previously, he was the President of Ciaxa Economica Federal from January 1999 through April 2002. He has also been the Director of Planning for Bompreco ParS/A. Mr. Carazzai has served in various public administration capacities, including Executive Secretary of the Ministry of Treasury, Secretary of International Affairs of the Ministry of the Treasury, and Adjunct Secretary General of the Ministry of Agriculture. Additionally, Mr. Carazzai has also been a director as Banorte, a member of the Council of the Brazilian Federation of Banks, a consultant for Booz-Allen & Hamilton, and an advisor to various private and public entities.

      Leila Abraham Loria has been the Chief Executive Officer of TVA since June 1999 and a member of the Committee of Officers since March 2003. Previously, Mrs. Loria was Business Director at the retail operation of Mesbla Lojas de Departamentos S.A. Ms. Loria also held managing positions at Wal-Mart Brasil and Galaxy Brasil and was responsible for the development and implementation of these operations in Brazil. Mrs. Loria received a degree in Management from the Fundacao Getulio Vargas Foundation in 1976, a Masters in Administration from COPPEAD-UFRJ and an Executive MBA from APG-Amana.

      Arnaldo Figueiredo Tibyrica has been a member of the Board of Directors since March 2003. Mr. Tibiryca served as Vice President of Legal, Regulatory, and Institutional Affairs of BCP S.A. since 1997. He has also been associated with Grupo C & A and Banco Itau. Mr. Tibyrica received his law degree from PUC-SP.

      Deborah Patricia Wright has been a member of the Board of Directors since March 2003. She has previously served as a director of Amelia.com (an Internet division of the Pao de Acucar Group) since 2000. Ms. Wright has also been the General Director of Parmalat Brasil Ltda., and has twenty years experience in consumer products with large companies such as ICI (Tintas Coral), Philip Morris (Kibon e Suchard) and Unilever.

      Francisco Savio Couto Pinheiro has been a member of the Board of Directors since 1995. Mr. Pinheiro is a former Secretary of Communications who has also held posts at Embratel and Radiobras, the Brazilian government-owned broadcasting company. Mr. Pinheiro is currently a consultant and General Manager of SP Communications. Mr. Pinheiro holds undergraduate and graduate degrees in telecommunications.

      Robert R. Ruggiero Jr. has been a member of the Board of Directors since 2000. Mr. Ruggiero Jr. is a member of the Investment Committee of the Compass Capital Fund and previously served as Vice President in the Chase Manhattan Bank's Merchant Banking Group. His previous experience includes assignments in the Mergers & Acquisitions Group., Mexico Corporate Finance Group and the Global Chemicals Group. Mr. Ruggiero Jr. holds a B.A. from Connecticut College and an M.A. from the Columbia University School of International Affairs.

      Mitchell R. Cohen is a managing director at Hellman & Friedman. Mr. Cohen's primary areas of focus are the media an telecommunications industries. Prior to joining the firm in 1989, Mr. Cohen was an associate in the Merchant Banking Department and the Office of the Chairman at Shearson Lehman Hutton Inc. Mr. Cohen is a director of Eastern Wireless Corporation and Falcon International Communications L.P., and a former director of VoiceStream Wireless Corporation and Avanstar, Inc. Mr. Cohen graduated from the McIntire School of Commerce at the University of Virginia.

      Raymond E. Joslin has been a member of the Board of Directors since 2000 and was previously a member of the Advisory Board. Mr. Joslin is group head of Hearst Entertainment & Syndication and is a vice president and member of the board of directors of The Hearst Corporation. Mr. Joslin has 35 years of experience in the cable communications industry, and holds executive positions at The A&E Television Networks, The History Channel, Lifetime Television and ESPN. Mr. Joslin attended the Carnegie Institute of Technology and Harvard Business School, and holds a B.A. in Economics from Trinity College.

      Edgardo del Valle Rosso has been a member of the Board of Directors since 2000. Mr. Rosso is the Finance Vice President of Walt Disney Brasil, where he is responsible for managing and directing the finance, operations and business planning functions of the company. Mr. Rosso has worked for multinational companies, including PricewaterhouseCoopers, Pepsi-Cola and Ericsson in countries such as England, Brazil and Argentina. Mr. holds an undergraduate degree in accounting.

      Antonio Valdemir Pereira Ramos has been a member of the Committee of Officers since 1999. Mr. Pereira joined Abril in 1968 and is currently the Audit Officer of Editora Abril S.A. Mr. Pereira is also a member of the Tax Committee responsible for the corporate reorganizations and fiscal orientation for the operations of Editora Abril. Mr. Pereira graduated in Accounting and Actuarial Sciences from the Fundacao Armando Alvares Penteado, with a specialization in the areas of Auditing and Accounting.

      Marcelo Vaz Bonini has been the Chief Financial Officer of TVA since 1999 and a member of the Committee of Officers since 2001. Mr. Bonini joined TVA in 1993 and has since then participated in joint ventures with strategic partners, the launching of bond offerings in the American market, and various corporate reorganizations (mergers, acquisitions and takeovers). Prior to his involvement in TVA, he was an auditor at Cooper & Lybrand. Mr. Bonini graduated with a degree in Accounting Sciences from the Pontificia Universidade Catolica de Sao Paulo.

      Vito Chiarella Neto has been the Customer Relationship Officer of TVA since March 2002. Mr. Neto joined the Abril Group in 1992 and worked in the comptroller's department until 1999 when he became General Manager of operations at TVA Sul. In 2000 and 2001, he was the Director of TVA's operations in Sao Paulo. Mr. Neto graduated with a degree in Accounting from the Faculdades Tibirica.

      Amilton Lucca has been the Internet Operations Officer of TVA since August 2001. Prior to his association with TVA, beginning in 1997, Mr. Lucca was responsible for telecom operations at EDS. Mr. Lucca graduated with a degree in Electric Engineering and a masters degree in Telecommunications from FAAP.

      Kunio Ohara has been the Information Technology Officer since September 1999. Mr. Ohara joined the Abril Group 1996 and worked in the areas of Technology and Production. Mr. Ohara began work as Information Technology Officer for Galaxy Brasil in 1999. Mr. Ohara has 10 years of experience working with USWEST and Abril. Mr. Ohara graduated with a masters in Administration from FGV and with an Electronic Engineering degree from ITA.

      Carlos Eduardo Malagoni has been the Chief Financial Officer of TVA since November 2002. Mr. Malagoni joined TVA in 1993 and has participated in the Company's new businesses development, bond offerings, and mergers and acquisitions. Prior to his involvement with TVA, Mr. Malagoni was associated with Unibanco and Samsung. Mr. Malagoni holds a degree in Economics from FAAP and an MBA from Ibmec.

B. Compensation

      For the year ended December 31, 2002, the aggregate compensation, including bonuses, of all Directors, Officers and Executive Officers of the Company was $0.3 million. Members of the Board of Directors and the Committee of Officers do not receive a salary from the Company.

      For the year ended December 31, 2002, the aggregate amount set aside by the Company to provide pension, retirement or similar benefits to Directors, Officers and Executive Officers was $0.2 million.

C. Board Practices

      Members of the Board of Directors and Committee of Officers are elected for a two-year period, currently expiring on March 2005. Executive Officers are appointed and removed by the Board of Directors and do not have a stated term of office. Directors, Officers and Executive Officers do not enter into service contracts with the Company. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders--Board of Directors" and Item 10, "Additional Information--Estatuto Social."

D. Employees

      The following table sets forth the number of officers, managers and other permanent employees of the Company as of the dates indicated.

                                                                As of December 31,
                       --------------------------------------------------------------------------------------------------
                                    2002                              2001                               2000
                       ------------------------------   ------------------------------     ------------------------------
City                   Officers  Management    Others   Officers   Management   Others     Officers   Management   Others
------------------     --------  ----------    ------   --------   ----------   ------     --------   ----------   ------
Sao Paulo                 7          16          414        8          27         643          9          35          719
Rio de Janeiro           --           3           77       --           2          88          1           4          253
Curitiba                 --          --           65       --           2          64         --           3          121
Camboriu                 --          --            9       --           1          11         --           1           19
Florianopolis            --           1           10       --           1          12         --          --           20
Foz do Iguacu            --          12            1       --           1          13         --          --           15
                      -----       -----        -----     ----       -----      ------      -----      ------      -------
     Total                7          32          576        8          34         831         10          43        1,147
                      =====       =====        =====     ====       =====      ======      =====      ======      =======

      As of December 31, 2002, the Company also employed 11 interns and 11 temporary employees, as compared to 12 interns and 52 temporary employees as of December 31, 2001 and 47 interns and 82 temporary employees as of December 31, 2000, most of whom were located in Sao Paulo and Rio de Janeiro.

E. Share Ownership

      No Director, Officer or Executive Officer listed above owns more than 1% of the common shares of Tevecap S.A. However, Giancarlo Fracesco Civita is the son of Robert Civita, the owner of 99.99% of the share capital of Abril S.A., which in turn holds of 82.3% of the common shares of Tevecap S.A. See Item 7, "Major Shareholders and Related Party Transactions."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

      Tevecap has one class of capital stock, common shares, authorized and outstanding. As of December 31, 2002, 485,220,440 common shares were outstanding, representing authorized social capital of R$837,601,700. The following table sets forth, as of December 31, 2002, information regarding the beneficial ownership of Tevecap's common shares:

                                                                        Number of Common
         Shareholder                                                      Shares Owned          Percentage
         -----------                                                    -----------------       ----------
         Abril Comunicacoes S.A......................................   399,582,903,748             82.3%
         Falcon International Communications (Bermuda) L.P.(a).......        27,930,827              5.7
         Hearst/ABC Video Services II(b).............................        39,342,567              8.1
         JP Morgan Partners LLC (c)..................................        18,364,122              3.7
         All directors and executive officers as a group.............                21             -(d)

      (a)   A subsidiary of Falcon International Communications L.L.C.

      (b) Each of Hearst and ABC indirectly holds a 50% equity interest in Hearst/ABC Video Services II.

      (c) 11,496,329 and 6,867,793 of the shares beneficially owned by JP Morgan Partners LLC ("JPM") are held of record by two wholly-owned subsidiaries of CMIF (the "Chase Parties"). In December 1995, CMIF sold a portion of the shares beneficially owned by it to Hearst and ABC.

      (d)   Less than 1%.

      On February 17, 1998, the shareholders approved a capital increase whereby the number of shares held by Abril increased from 111,075,318 to 140,700,748 (thereby increasing its ownership interest from 56.5% to 62.2% and reducing the ownership interests of the remaining shareholders commensurately). In addition, on November 19, 2001, the shareholders approved a capital increase whereby the number of shares held by Abril increased from 140,700,748 to 399,582,903 (thereby increasing its ownership interest from 62.2% to 82.3% and reducing the ownership interests of the remaining shareholders commensurately). Both capital increases were paid through the capitalization of loans owed by the Company to Abril under the Abril Credit Facility. In addition, the 2001 capital increase was paid through contributions of the minority interests of Abril in TVA Sul and Canbras Parana and Roberto Civita in TVA Sistema. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

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

      Transfer of Shares. Any Stockholder desiring to transfer shares of capital stock to any third party, including another Stockholder, must first offer such shares to Tevecap and all of the other Stockholders. Tevecap has the right to determine first whether to purchase such shares; if Tevecap elects not to exercise its right to purchase the shares, the other Stockholders may elect to purchase such shares. If Tevecap or the other Stockholders decide to purchase the offered shares, all of such shares must be purchased. If neither Tevecap nor the other Stockholders offer to purchase all of the offered shares, the Stockholder desiring to sell such shares may sell the shares to any person, provided that (i) all of the shares are sold simultaneously within six months after the decision by Tevecap and the Stockholders not to purchase the shares,
(ii) Tevecap has not determined that the person making such purchase is a stockholder of undesirable character, lacks necessary financial capacity or competes with the Company, and (iii) the price for sale to such third party is at least 90% of the price offered to the Company and the other Stockholders. The provisions regarding transfers of shares do not apply to transfers to certain affiliates of the Stockholders. In addition, the Stockholders have preference over all other persons or entities to subscribe for new issuances of capital stock by the Company in proportion to their existing ownership of capital stock.

      Event Put Options. Upon the occurrence of certain defined "triggering events" each of the Stockholders, other than Abril, may demand that Tevecap buy all or a portion of the shares of capital stock of Tevecap held by such Stockholder, unless the shares of capital stock held by such Stockholder are publicly registered, listed or traded (collectively referred to as an "Event Put"). The triggering events are: (i) the amount of capital stock held by such Stockholder exceeds the amount allowed under any legal restriction to which such Stockholder may be subject ("Regulatory Put"); (ii) a breach without cure within a designated period by Robert Civita, Abril, any of the respective affiliates of Robert Civita or Abril or Tevecap of any representation, warranty, covenant or duty made or owed pursuant to the Stockholders Agreement, the Stock Purchase Agreement, dated August 25, 1995, among Robert Civita, Abril, the Chase Parties, and certain other parties, or the Stock Purchase Agreement, dated December 6, 1995, among Tevecap, Robert Civita, Abril, HABC Parties, the Chase Parties, Falcon International and certain other parties; (iii) a breach without cure within a designated period by Abril of the Abril Credit Facility; (iv) Robert Civita ceases to directly or indirectly hold without the approval of the Stockholders 31.258% of the capital stock and voting capital stock of Tevecap or he ceases to control the voting capital stock held by his affiliates representing 50% or more of the voting capital stock of Tevecap; (v) the Service Agreement, dated July 22, 1994, as amended, among Tevecap, Televisao Show Time Ltda. ("TV Show Time"), TVA Brasil Radioenlaces Ltda. ("TVA Brasil") and Abril, each of which holds certain licenses covering certain operations of TVA, ceases to be valid or effective or TV Show Time, TVA Brasil or Abril is liquidated or dissolved or files voluntarily, or has filed against it involuntarily, any petition in bankruptcy or (vi) another Stockholder exercises an Event Put, other than a Regulatory Put. The price to be paid in connection with an Event Put is set at fair market value determined by appraisal or by a multiple of Tevecap's most recent quarterly earnings. However, in the event Tevecap does not have the funds to satisfy its payment obligations under an Event Put, then, subject to a number of conditions, exercising Stockholders may elect to receive special voting or non-voting preferred shares of Tevecap. These preferred shares will have priority with respect to the distribution of dividends and repurchases of shares by Tevecap. The carrying value of the redeemable shares subject to an Event Put reflect the capital contributions made by the Stockholders (other than Falcon shares also subject to a Time Put, as described below, the carrying value of which is adjusted to fair value in accordance with the probability of redemption). See Note 16 to the Company's Financial Statements.

      Time Put Options. In addition, pursuant to the Stockholders Agreement, Falcon International may demand that Tevecap buy all or any portion of the shares of capital stock of Tevecap held by Falcon International (the "Falcon Time Put"). The price to be paid in connection with the Falcon Time Put is fair market value determined in the same manner as an Event Put. However, in the event Tevecap does not have the funds to satisfy its payment obligations under the Time Put, then, subject to a number of conditions, Tevecap may deliver to Falcon promissory notes payable three years from the issue date thereof. In the event Tevecap is unable to satisfy its payment obligations under these promissory notes, Falcon may be entitled, subject to a number of conditions, to sell its shares of Tevecap to a third party. As of the date of the filing of this Annual Report, Falcon has not exercised the Falcon Time Put.

      Registration Rights. The Chase Parties, considered together, the Hearst/ABC Parties or Falcon International may request that the Company effect the registration of any or all of the capital stock held by such Stockholder. However, the Company is not obligated to effect more than one registration requested by a Stockholder in any 12 month period or more than three registrations requested by a Stockholder in total. The capital stock that is the subject of the registration demand must be of a certain minimum amount. In addition, Tevecap must offer each Stockholder other than Abril the opportunity to register capital stock held by such Stockholder, subject to standard reductions in amount such Stockholder may register as recommended by the managing underwriter. Tevecap is obligated to pay all registration expenses other than underwriting discounts and commissions or transfer taxes, and Tevecap is only obligated to pay for the fees and expenses of Tevecap's counsel and accountants.

      Board of Directors. Tevecap is governed by a board of directors with 11 members. Under the Stockholders Agreement, Abril designates six members, Falcon International designates one member, the Chase Parties together designate one member, and the Hearst/ABC Parties designate two members. The final member is an independent member nominated by Abril and designated by an affirmative vote of all shareholders entitled to designate a director. The affirmative vote of members of the board representing the Chase Parties, Falcon International and Hearst/ABC Parties is required for: acquisition of ownership interests in other companies; acquisition or liens on equity in other companies or liens on assets other than in ordinary course and in aggregate less than $500,000; incurrence of indebtedness of less than one year maturity and in an amount greater than $1,000,000; incurrence of indebtedness of greater than one year maturity except trade debt and in an aggregate amount of less than $500,000; loans on advance payments; non-financial guarantees in aggregate totaling more than $100,000; transactions with affiliates; and modifications to the Service Agreement. Tevecap must obtain the approval of Hearst/ABC Parties before entering into contracts in excess of $1,000,000 in value and making any material programming decisions. Tevecap must obtain the approval of Falcon International before entering into contracts in excess of $1,000,000. Tevecap must obtain the approval of each of Hearst/ABC Parties, the Chase Parties and Falcon International before any corporate restructuring or any public offering of securities of Tevecap.

      Required Dividend. Tevecap is required by the terms of the Stockholders Agreement to pay annual dividends equal to the net cash flow of Tevecap or 25% of the net consolidated profit (as defined by Brazilian law) of Tevecap. Since inception, Tevecap has never declared a dividend.

B. Related Party Transactions

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

Transactions Among Shareholders

      On December 6, 1995, Tevecap's shareholders executed a Stock Purchase Agreement and a Stockholders Agreement relating to the investment of ABC and Hearst in the Company through Hearst/ABC Parties. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders." On that date, the Tevecap shareholders also executed a series of inter-shareholder agreements relating to, among other things, the provision of services and programming among the Company and the shareholders. These agreements supplemented other existing agreements among Shareholders. The following contracts are the principal agreements among the Company and the Tevecap shareholders (each of which, unless specified otherwise, is dated as of December 6, 1995).

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

      Programming

      In connection with the investment by Hearst and ABC in Tevecap, Tevecap and these two parties entered into a Programming Agreement (the "Hearst/ABC Programming Agreement"). Pursuant to the Hearst/ABC Programming Agreement, each of Hearst and ABC has agreed to offer first to Tevecap pay programming that Hearst or ABC (or any subsidiary of which either Hearst or ABC owns at least 80% of the outstanding equity interests) intends to license for use in Brazil in the pay television markets served by TVA. The parties also agreed to consider future co-production activities which could enhance TVA's business and competitive position. Tevecap agreed to pay to each of Hearst and ABC such fees and expenses as are agreed upon at the time such programming or co-production services are provided. The Hearst/ABC Programming Agreement does not apply to The Walt Disney Company or its subsidiaries other than ABC and ABC's subsidiaries. In addition, the Hearst/ABC Programming Agreement does not apply to the activities of The A&E Television Networks, Lifetime Television and ESPN, including agreements relating to ESPN Brasil.

Transactions Among Related Parties

      Editora Abril Service Agreement

      In January 2002, pursuant to a Service Agreement with its affiliate Editora Abril, the Company outsourced a number of administrative services, including payroll, human resources, accounting, tax, finance and legal services, to Editora Abril. Under this Service Agreement, the Company pays to Editora Abril a monthly fee of approximately R$400,000 ($113,314 as of December 31, 2002).

      Publishing and Advertising

      The Company publishes a monthly magazine detailing the Company's programming options in a given month. In connection with this magazine, TVA Sistema has entered into an agreement with Abril, dated September 1992, pursuant to which Abril publishes approximately 290,000 copies of the Company's monthly magazine in return for a monthly payment of approximately $151,000. The monthly magazine was distributed in accordance with a distribution agreement, dated September 1992, between the Company and Abril, pursuant to which the Company paid Abril approximately $40,000 per month. In October 2001, the Company discontinued its distribution agreement with Abril and contracted with an independent third party to provide these services.

      TVA Sistema and Abril also have a reciprocal advertising agreement in which the Company publishes advertisements for Abril in the Company's monthly magazine in exchange for advertisements for the Company (and third parties through the Company) in the magazines published by Abril.

      Abril Credit Facility

      Tevecap has entered, as the borrower, into a revolving credit facility (the "Abril Credit Facility") with Editora Abril S.A., as the lender. The Abril Credit Facility, effective December 6, 1995, allows the Company to draw down amounts not to exceed a maximum aggregate principal amount of $60,000,000. Since June 1996, Tevecap has from time to time requested, and Abril has provided, funding in excess of the aggregate maximum principal amount. The loans provided under the Abril Credit Facility are denominated in reais, unless the loan is a pass-through loan that Abril has funded in U.S. dollars, in which case the loan is funded in a real-equivalent amount. Abril has agreed to use its reasonable commercial efforts to obtain the lowest possible interest rates for its loans to Tevecap under the Abril Credit Facility. In November 2001, Tevecap's shareholders approved the capitalization of outstanding loans in the aggregate principal amount of $123,159,000 under the Abril Credit Facility. As of December 31, 2002, the aggregate principal amount outstanding under the Abril Credit Facility was $12.1 million.

      Other Intercompany/Shareholder Loans

      Tevecap has used the proceeds from the Abril Credit Facility to make capital contributions to TVA Sistema, as well as to extend loans to various interrelated companies. The aggregate outstanding amounts under these loans as of December 31, 2002 were: $7.4 million to TVA Brasil; and $24.8 million to TVA Communications. In addition, TV Show Time has loans outstanding to Abril, which loans, as of December 31, 2002, had an aggregate outstanding amount of approximately $0.8 million.

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

ITEM 8. FINANCIAL INFORMATION

      Item 19 contains all financial statements required to be filed as part of this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer Listing and Details

      Tevecap has one class of capital stock, common shares, authorized and outstanding. The Company's common stock are not listed on any exchange and are not publicly traded. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders."

B. Plan of Distribution

      Not applicable.

C. Markets

      The Company's outstanding registered securities consist solely of the Company's 12"% Senior Notes due 2004 (referred to herein as the "Senior Notes") that were registered under the Securities Act pursuant to an Exchange Offer which expired on May 23, 1997 and a subsequent Exchange Offer which expired on December 10, 1997. There is no formal trading market for such securities.

      The Company does not have any publicly traded class of equity securities. See Item 9(A) above.

D. Selling Shareholders

      Not applicable.

E. Dilution

      Not applicable.

F. Expenses of the Issue

      Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

      Not applicable.

B. Estatuto Social

1. The Company's corporate purpose, as set forth in Subsection 3 of Chapter I of its Estatuto Social, is as follows: (i) the production, acquisition, licensing, distribution, import and export of television programs; (ii) the rendering of telecommunication services, in particular pay television services, as well as other services relating to signal transmission, reception and distribution systems and television programs; (iii) advertisement and publicity exploitation; and (iv) investment in other companies, especially those in the telecommunication field.

2. The Company is managed by the Board of Directors and the Committee of Officers. Day to day management, however, is carried out by the Executive Officers. See Item 6, "Directors, Senior Management and Employees."

      The Board of Directors is composed of 11 regular members and 11 alternates, each elected by the general shareholders meeting. The Board of Directors shall meet whenever necessary and at least every three months, upon request in writing by any of its regular or alternate Directors (such request to be delivered at least ten business days before the date of the meeting and upon presentation of the agenda to be discussed). The meeting of the Board of Directors shall be convened only with the attendance of at least six of its regular members, in person or as represented by their respective alternates. The resolutions shall be taken by the favorable vote of the majority of the Directors present at the meeting.

      The Committee of Officers comprises a minimum of two and a maximum of five members. The Committee of Officers manages the business of the Company in general and practices any and all acts necessary or advisable, except those which, pursuant to applicable law, the Estatuto Social or the Stockholders Agreement, are the responsibility of the shareholders or the Board of Directors.

      (a) There are no provisions in the Estatuto Social relating to the power of Directors or Officers to vote on a proposal in which a conflict of interest exists or may exist.

      (b) The aggregate compensation of the Board of Directors and the Committee of Officers is fixed pursuant to a General Shareholders Meeting and is distributed among the Directors and Officers as determined by the Board of Directors at a duly convened meeting.

      (c) Pursuant to Subsection 20 of Chapter V of the Estatuto Social and the Stockholders Agreement, the incurrence of the following indebtedness must be approved by all Directors appointed by minority shareholders: (i) indebtedness with a maturity of less than one year and in an amount greater than U.S.$1,000,000; and (ii) indebtedness with a maturity of more than one year (except trade debt in an aggregate amount lower than U.S.$500,000). Any other incurrence of indebtedness can be approved by a majority of the Directors present at a meeting of the Board of Directors or by any two Officers in the ordinary course of business.

      (d) There are no provisions in the Estatuto Social setting forth age limits or retirement requirements for Directors and Officers. Directors are elected for a period of two years (with the opportunity of reelection) by a shareholders meeting and remain as Directors until the appointment of their respective successors. In case of a vacancy, a general shareholders meeting shall be called to elect a substitute.

      Officers are elected by the Board of Directors for a period of two years and can be reelected. In case of a vacancy, a meeting of the Board of Directors shall be immediately called to elect the substitute, who shall complete the term of the Officer so replaced.

      (e) All Directors, whether regular or alternates, must be shareholders of the Company, although the Estatuto Social does not require ownership of a minimum number of shares to qualify as a Director. Officers do not need to be shareholders of the Company.

3. The Company's capital is divided into and represented by 485,220,440 shares, all of which are common shares entitled to one vote in shareholders meetings.

      (a) There are no provisions in the Estatuto Social setting forth a time limit for dividend entitlements to lapse. All shares are entitled to the same dividend payments. Under Brazilian law, the Company is required to pay dividends in an amount equal to 25% of its net consolidated profit (as defined by Brazilian law). In addition, upon resolution of the Board of Directors, interim dividends may be distributed out of net profits declared in annual or semiannual financial statements.

      (b) There are no provisions in the Estatuto Social concerning staggered intervals for the reelection of Directors or permitting or requiring cumulative voting.

      (c) All shares have the right to share in the Company's net profits. At the end of any fiscal year, from the net profits earned, 5% shall be deducted to from the legal reserve (which shall not exceed 20% of outstanding social capital).

      (d) All shares have the same right to share any surplus in case of a liquidation of the Company after settlement of all outstanding debts. In the event of liquidation, a general shareholders meeting shall determine the form of liquidation, appoint the liquidator and an audit committee to operate during the liquidation period.

      (e) The resolutions of a general shareholders meeting authorizing the purchase or redemption of the Company shares shall comply with the provisions in the Stockholders Agreement governing resolutions at general shareholders meetings.

      (f) There are no sinking fund provisions in the Estatuto Social.

      (g) All of the Company's shares are issued and fully paid. Consequently, the shareholders are not subject to further capital calls.

      (h) There are no provisions in the Estatuto Social discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

4. In order to modify the rights of shareholders, the Estatuto Social must be amended to reflect such modification. The Estatuto Social can be amended only through a resolution passed at a general shareholders meeting.

5. General shareholders meetings can be ordinary or extraordinary. Ordinary general shareholders meetings shall be held within four months following the closing of the fiscal year, whereas the extraordinary general shareholders meetings are held whenever necessary. All general shareholders meetings shall be called by the Board of Directors. Only the shareholders whose shares are subscribed to in their respective names, in the applicable register, up to three days before the date fixed for the general shareholders meeting, may participate and vote in such meeting.

6. Under Brazilian law, non-Brazilians are not entitled to own on a combined basis more than 49% of the voting stock of the Company.

7. There are no provisions in the Estatuto Social that would have the effect of delaying, deferring or preventing a change in control of the Company. However, pursuant to the Stockholders Agreement, any existing shareholder desiring to sell its shares must first offer its shares to the remaining shareholders. The Stockholders Agreement also contains other transfer restrictions relating to the Company's shares. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders."

8. There are no provisions in the Estatuto Social governing the ownership threshold above which shareholders ownership must be disclosed.

9. Brazilian corporate law is significantly different from U.S. corporate law in a number of areas. The Brazilian form of Articles of Incorporation (Estatuto Social) includes both the Anglo-Saxon concept of Articles of Incorporation and the concept of "by-laws." Tevecap S.A., like other large Brazilian companies, has a two-tier governance system, which typically involves a management or executive board (Committee of Officers) and a supervisory board (Board of Directors). The Committee of Officers is the executive body. Its members are appointed by the Board of Directors and are employed by the Company. The Board of Directors has supervising and advising functions only. Its members are representatives of shareholders and cannot be employed by the Company. The Board of Directors' duties include supervision of the Committee of Officers and the general course of business of the Company. The Board of Directors also performs advisory functions vis-a-vis the Committee of Officers.

10. There are no provisions in the Estatuto Social imposing more stringent conditions than those required by law to change the capital of the Company. However, pursuant to the Stockholders Agreement, any existing shareholder desiring to sell its shares must first offer its shares to the remaining shareholders. The Stockholders Agreement also contains other transfer restrictions relating to the Company's shares. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders."

C. Material Contracts

      None.

D. Exchange Controls

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

      The Brazilian Government currently restricts the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies other than in connection with certain authorized transactions. There can be no assurance that the Brazilian Government will not in the future impose more restrictive foreign exchange regulations that would have the effect of eliminating or restricting the Company's access to foreign currency that would be required to meet its foreign currency obligations, including payments under the 12 5/8% Senior Notes due 2004 issued by Tevecap in November 1996. The likelihood of the imposition of such restrictions by the Brazilian Government may be affected by, among other factors, the extent of Brazil's foreign currency reserves, the availability of sufficient foreign currency on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy towards the International Monetary Fund and political constraints to which Brazil may be subject.

      For a description of the foreign exchange markets in Brazil, see Item 3, "Key Information--Selected Financial Data--Exchange Rates." See also "Risk Factors--Factors Relating to Brazil."

E. Taxation

Brazil

      The following is a summary of the material Brazilian income tax consequences to Tevecap in connection with the sale and repayment of Tevecap's 12 5/8% Senior Notes due 2004 (the "Senior Notes") including any interest thereon) and to beneficial owners of the Senior Notes that are non-residents of Brazil in connection with the purchase, ownership and disposition of such Senior Notes. This summary is limited to Tevecap and to non-residents of Brazil which acquire the Senior Notes at the original issue price, and does not address investors who purchase Senior Notes at a premium or market discount. In addition, this summary is based on the Brazilian tax regulations as presently in effect and does not take into account possible future changes in such tax laws.

      Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income (which includes earnings of Brazilian companies' foreign subsidiaries, branches and affiliates). The earnings of branches of foreign companies and non-Brazilian residents in general are taxed in Brazil only when derived from Brazilian sources. Interest, fees, commissions and any other income (which for the purposes of this paragraph includes any deemed income on the difference between the issue price of the Senior Notes and the price at which the Senior Notes are redeemed) payable by a Brazilian obligor to an individual, company, entity, trust or organization domiciled outside Brazil is considered derived from Brazilian sources and is therefore subject to income tax withheld at the source. Brazilian tax laws expressly authorize the paying source to pay the income or earnings net of taxes and, therefore, to assume the cost of the applicable tax. The rate of withholding is 15% or such other lower rate as is provided for in an applicable tax treaty between Brazil and such other country where the recipient of the payment has its domicile. If the beneficiary of the payment is located in a country in which the effective tax rate on net income is lower than 20%, the withholding rate is 25%. Notwithstanding the foregoing, the applicable withholding tax rate for negotiable instruments such as the Senior Notes was reduced to zero, pursuant to Resolutions 1853 of July 31, 1991 and 644 of October 22,

1980 of the Central Bank, subject to Central Bank Circular 2661 of February 8, 1996, which restricts such withholding tax reductions to negotiable instruments having a minimum maturity of 96 months. As a result, since the Senior Notes have an original maturity of 96 months, such reduction will apply to payments of interest and other income with respect to the Senior Notes.

      If, however, any Senior Note is redeemed prior to November 26, 2004, such reduction will not apply and, therefore, upon such redemption the Brazilian withholding tax will be imposed on the amount of interest, fees and commissions paid on such Senior Notes from the date of issue through the date of redemption. Based on the advice of its Brazilian tax counsel, Tevecap believes and intends to take the position for tax reporting purposes that, in the event of any such early redemption to which such withholding tax applies, so long as the paying agent through which such payment is made is located in Japan and payment to such paying agent discharges the obligations of Tevecap to make payments in respect of the Senior Notes, interest and other income with respect to the Senior Notes will be subject to Brazilian withholding tax at a rate of 12.5% under the tax treaty in effect between Brazil and Japan. In any event, under the terms of the Senior Notes, Tevecap would be required to gross up Senior Noteholders for any Brazilian withholding tax, subject to customary exceptions. Tevecap has the right to redeem the Senior Notes at par in the event that it is required to gross up for Brazilian withholding tax imposed at a rate in excess of 15%.

      Any earnings or capital gains resulting from the sale (whether inside or outside Brazil) of any Senior Notes by a non-resident of Brazil to another non-resident of Brazil are not subject to tax in Brazil. Earnings or capital gains resulting from the sale (whether inside or outside Brazil) of any Senior Notes by a non-resident of Brazil to a resident of Brazil should not be subject to tax in Brazil, although the matter is not free from doubt.

      On February 8, 1996, the Brazilian Federal Government issued Decree No. 1,815, which imposed a tax on Brazilian issuers with respect to foreign exchange transactions ("IOF tax") related to the entering into Brazil of proceeds resulting from foreign loans (including the issue of securities such as the Senior Notes). The rate of IOF tax paid by the Company with respect to the issuance of the Senior Notes was zero %. Decree No. 1,815 was revoked by Decree No. 2,219 of May 2, 1997 which currently regulates the IOF tax. The IOF tax rate was reduced to zero upon the adoption of Ordinance No. 85 on April 24, 1997. However, under Law No. 8.894 dated June 21, 1994, such tax rate may be increased up to 25%.

      On August 15, 1996, the Brazilian Congress approved Constitutional Amendment No. 12 creating a new temporary tax, the Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF"). Based on such Amendment, Law No. 9,311 of October 24, 1996 ("Law 9,311") was enacted, creating the CPMF tax. Under Law No. 9,311, as amended, all financial debit and money transfers through Brazilian bank accounts effected as from January 23, 1997 until December 31, 1998, including payments made by the Company with respect to the Senior Notes, will be subject to the assessment of the CPMF tax at the rate of 0.2%. Funds arising from the collection of CPMF tax will be applied only in the public health system. Since January 23, 1999, CPMF was extinguished and Congress approved Constitutional Amendment No. 21, on March 19, 1999, in order to reestablish CPMF at the rate of 0.38%, starting on June 19, 1999, for a period of one year, and subsequently at the rate of 0.38%, for a period of two years. The Constitutional Amendment No. 37 of June 2001 extended the CPMF leviance until December 31, 2004 at 0.38%.

      There is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale of any debt instrument outside Brazil (including the Senior Notes).

United States

      The following is a summary of the material United States Federal income tax consequences to a beneficial owner of the Senior Notes that is a citizen or resident of the United States or a corporation created or organized in or under the laws of the United States or any state as well as other persons subject to United States Federal income taxation on a net income basis in respect of the purchase, ownership and disposition of a Note ("U.S. Holders"). Such tax treatment may vary depending upon the particular situation of a U.S. Holder. This summary does not discuss all of the tax consequences that may be relevant to certain types of investors subject to special treatment under the United States

Federal income tax laws (such as individual retirement accounts and other tax deferred accounts, banks, securities broker-dealers, life insurance companies, tax-exempt organizations, foreign persons, persons whose "functional currency" is other than the U.S. dollar or persons that hold Senior Notes as part of a "straddle" or "conversion transaction" or otherwise as part of a "synthetic asset") and is limited to investors which hold Senior Notes as capital assets. In addition, this summary is limited to U.S. Holders that acquire the Senior Notes at their issue price and does not address investors that purchase Senior Notes at a premium or market discount. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations thereunder (the "Regulations"), revenue rulings, court cases, and other legal authorities as now in effect (or proposed) and as currently interpreted, and does not take into account possible changes in such tax laws or other legal authorities or such interpretations. No rulings on any of the issues discussed below will be sought from the United States Internal Revenue Service (the "IRS").

      PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR TAX ADVISERS AS TO THE CONSEQUENCES OF A PURCHASE AND SALE OF NOTES, INCLUDING, WITHOUT LIMITATION, (I) THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS TO WHICH THEY MAY BE SUBJECT, AND OF ANY POSSIBLE LEGISLATIVE OR ADMINISTRATIVE CHANGES IN LAW, (II) THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE POSSIBLE DEDUCTION BY THE ISSUER OF BRAZILIAN TAXES (AND OF THE PAYMENT BY THE ISSUER OF ADDITIONAL AMOUNTS WITH RESPECT THERETO) FROM PAYMENTS ON THE NOTES, (III) THE AVAILABILITY FOR UNITED STATES FEDERAL INCOME TAX PURPOSES OF A CREDIT OR DEDUCTION FOR ANY BRAZILIAN TAXES SO DEDUCTED AND
(IV) THE CONSEQUENCES OF PURCHASING THE NOTES AT A PRICE OTHER THAN THEIR ISSUE PRICE.

      Interest on the Senior Notes

      Interest on the Senior Notes will be taxable to a U.S. Holder as ordinary income at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for tax purposes. The amount includible in the income of a U.S. Holder will be the gross amount of interest, including any Additional Amounts, if any, payable to holders of Senior Notes (i.e., the amount before deduction of any Brazilian withholding taxes).

      Disposition of a Note

      Generally, any sale, redemption or other taxable disposition of a Note by a U.S. Holder will result in taxable gain or loss equal to the difference between (1) the sum of the amount of cash and the fair market value of other property received with respect to such taxable sale, redemption or other distribution (other than consideration attributable to accrued interest not previously taken into account, which consideration would be treated as interest received) and (2) the U.S. Holder's tax basis in the Note. Any gain or loss upon a sale or other disposition of a Note will be capital gain or loss (which will be long-term if the Note is held for more than one year).

      Effect of Brazilian Withholding Taxes

      It is believed that payments with respect to a Note will not be subject to Brazilian withholding tax unless the Note is redeemed prior to November 26, 2004. See "--Brazil." In the case of any Note which is so redeemed, withholding taxes in respect of interest previously paid may be imposed by Brazil at the time of redemption. Any Brazilian tax withheld generally will be treated as a foreign income tax that U.S. Holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, to credit against their United States Federal income tax liability. No such deduction or credit will be available to the extent Brazil pays a subsidy to a U.S. Holder, a related person or Tevecap, the amount of which is determined (directly or indirectly) by reference to the amount of the withholding tax. While Brazil does not have a program or policy of paying such subsidies at present, it has had programs of that nature in the past and could implement such programs again in the future. For purposes of determining a U.S. Holder's United States foreign tax credit, the gain or loss on the sale, redemption or other taxable disposition of a Senior Note will generally constitute United States source income. Interest (including any Additional Amounts payable by Tevecap) will generally constitute foreign source passive income or financial services income for United States foreign tax credit purposes. However, if a Note is redeemed prior to November 26, 2004, and payments with respect to the Note are subject to Brazilian withholding tax imposed at a rate of 5% or more, the IRS might retroactively treat interest paid with respect to the Note as high withholding tax interest. In any event, because the amount of foreign taxes for which the foreign tax credit may be taken for the taxable year is generally limited to an amount equal to the U.S. Holder's United States Federal income tax rate multiplied by its foreign source income for the taxable year, a U.S. Holder may have insufficient foreign source income to utilize fully any foreign tax credit attributable to such Brazilian withholding taxes (but such U.S. Holder may be entitled to utilize the foreign tax credit attributable to such withholding taxes for the holders' previous two or succeeding five taxable years, or such withholding taxes may instead be deductible by the U.S. Holder). A U.S. Holder may be required to provide the IRS with a certified copy of the receipt evidencing payment of withholding tax imposed in respect of payments on the Senior Notes in order to claim a foreign tax credit in respect of such withholding tax.

      Information Reporting and Backup Withholding

      For each calendar year in which the Senior Notes are outstanding, each DTC participant or indirect participant holding an interest in a Note on behalf of a U.S. Holder and each paying agent making payments in respect of a Note will generally be required to provide the IRS with certain information, including such U.S. Holder's name, address and taxpayer identification number (either such U.S. Holder's Social Security number or its employer identification number, as the case may be), and the aggregate amount of interest and principal paid to such U.S. Holder during the calendar year. These reporting requirements, however, do not apply with respect to certain U.S. Holders, including corporations, securities dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts, individual retirement accounts.

      In the event that a U.S. Holder fails to establish its exemption from such information reporting requirements or is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, the direct or indirect DTC participant holding such interest on behalf of such U.S. Holder or paying agent making payments in respect of a Note may be required to "backup" withhold a tax (currently at a rate of 28%) from each payment of interest and principal with respect to the Senior Notes. This backup withholding tax is not an additional tax and may be credited against the U.S. Holder's United States Federal income tax liability if the required information is furnished to the IRS.

F. Dividends and Paying Agents

      Not applicable.

G. Statement by Experts

      Not applicable.

H. Documents on Display

      The Company is a foreign issuer subject to the reporting requirements of the Exchange Act and the rules and regulations thereunder. The Company files reports with the Securities and Exchange Commission (the "Commission") in electronic format via EDGAR. These reports can be accessed through the Commission's website (www.sec.gov) and can also be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Room 1024, Washington, DC 20549, and at the SEC's regional offices located at the Woolworth Building, 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies of such materials may be obtained at prescribed rates. Other information regarding the Company can be accessed through the Company's website (www.tva.com.br). All information obtained through the Company's website is expressly not incorporated by reference herein.

I. Subsidiary Information

      Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The Company is subject to foreign currency exchange rate risk and interest rate risk. As of December 31, 2002, Tevecap had dollar-denominated debt of U.S.$50.4 million which is due as follows:

                                                                Principal
                                                         ----------------------
                                                         (thousands of dollars)

                         2003                                     2,009
                         2004                                    48,432
                                                                -------
                                                                $50,441
                                                                =======

      During January 1999, the Brazilian real experienced a significant devaluation after the Central Bank abandoned the exchange band within which the real was permitted to trade. Since that time, the exchange rate has been volatile, ranging up to R$3.9552 per U.S. dollar. See Item 3, "Key Information--Selected Financial Data--Exchange Rates."

      Although the Company's reporting currency is the U.S. dollar, the cash flow required to service its indebtedness is generated in local currency, Brazilian reais (R$). Using the year end 2002 exchange rate (R$3.53 per U.S.$1.00), the cash flow in reais to pay the interest (U.S.$0.6 million) and principal due in 2003 would be R$2.0 million and R$5.1 million, respectively. A devaluation of the real to R$4.00 per U.S. dollar would require cash flow of R$2.3 million and R$5.8 million, respectively. If the real devalued to R$4.50 per U.S. dollar, the cash flow in reais to pay the interest and principal due in 2003 would be R$2.6 million and R$6.7 million, respectively.

      The Company is also subject to interest rate risk on its loans in local currency. As of December 31, 2002, the Company had $6.2 million of loans from an affiliate denominated in Brazilian reais, which bears interest at the average cost of funds of the affiliate. The majority of the affiliate's debt is in reais and bears interest at the CDI rate (the interbank certificate of deposit rate in Brazil), plus 0.5%.

      During 2002, the CDI rate ranged from 17.8% to 22.9%. The average rate for the year was 19.1%, and the rate at December 31, 2002 was 22.9%. If the CDI rate rose to 30%, interest payments on the $6.2 million would be approximately $1.9 million annually. If the CDI rate rose to 35%, the annual interest payments would be $2.2 million. Most of the interest due on these loans in the past has been added to principal rather than paid in cash.

      The Company does not hedge any of its market risks (other than entering into certain programming agreements that place ceilings on the dollar/real exchange rate used to calculate monthly programming costs) and does not utilize derivative financial instruments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES

      Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

      Within the 90 days prior to the date of this Annual Report, the Company carried out an evaluation under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

      There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

      The Company is furnishing financial statements pursuant to the instructions in Item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

      See Item 19(a) for a list of financial statements filed as part of this Form 20-F.

ITEM 19. EXHIBITS

      (a) Financial Statements. The following financial statements and schedules are filed as part of this annual report, together with the report of the independent public accountants.

                        INDEX TO THE FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

TEVECAP S.A. AND SUBSIDIARIES - Consolidated Financial Statements Together
         with Independent Auditors' Report - December 31, 2001 and 2000......F-1

CCS--CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTDA. -
         Financial Statements Together with Independent Auditors'
         Report - December 31, 2001 and 2000................................F-51

      (b)   Certifications

      Exhibit 12. Sarbanes-Oxley Act Section 302 Certifications

      Exhibit 13. Sarbanes-Oxley Act Section 906 Certifications

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVECAP S.A.


By: /s/ Leila Abraham Loria
    -----------------------
Name:  Leila Abraham Loria
Title: Chief Executive Officer


By: /s/ Carlos Eduardo Malagoni
    ---------------------------
Name:  Carlos Eduardo Malagoni
Title: Chief Financial Officer

Date: July 15, 2003

                                    GLOSSARY

      ABC: ABC, Inc., formerly known as "Capital Cities/ABC, Inc."

      Abril: Abril Comunicacoes S.A.

      Abril Credit Facility: A revolving credit facility, dated December 6, 1995, between Tevecap, as the borrower, and Abril, as the lender.

      ADSL: Asymmetrical Digital Subscriber Line.

      ANATEL: Agencia Nacional de Telecomunicacoes (National Telecommunications Agency), an independent Brazilian federal agency authorized to regulate the Brazilian subscription television industry.

      BBC: British Broadcasting Corporation.

      C-Band: A satellite transmission system which provides a signal on the "c" bandwidth.

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

      Canbras Parana: Canbras Parana Ltda., a Brazilian limitada, in which Tevecap holds a 36% equity interest and Canbras Par holds a 64% equity interest.

      Canbras TVA: The operations of Canbras TVA Cabo, TV Cabo Santa Branca and Canbras Parana, in each of which Tevecap holds a 36% equity interest and Canbras Par holds a 64% equity interest.

      Canbras TVA Cabo: Canbras TVA Cabo Ltda., a Brazilian limitada, in which Tevecap holds a 36% equity interest and Canbras Par holds a 64% equity interest.

      Canbras-Par: Canbras Participacoes, Ltda., a Brazilian limitada wholly-owned by Canbras.

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

      CMIF: Chase Manhattan International Finance Ltd., an affiliate of The Chase Manhattan Bank which holds a 8.1% interest in Tevecap through two wholly owned subsidiaries.

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

      CPL: Cable Participacoes Ltda., a Brazilian limitada, jointly owned by Hearst and ABC, which limitada holds a 2% equity interest in Tevecap.

      CPCT: Centrais Privadas de Comutacao Telefonica, certain private telephone networks comparable to private branch exchanges (PBX) found in larger apartment complexes, hotels and businesses in the United States.

      DBS: Direct broadcast satellite service, operating in C-Band or Ku-Band width, by which television programming is transmitted to individual dwellings, each served by a single satellite dish.

      DBS Sale: The sale by the Company of the DBS Systems and certain assets related thereto in July 1999.

      DBS Systems: Ku-Band and C-Band operations of Galaxy Brasil and TVA Banda C, respectively.

      DIRECTV: Brazil's first digital Ku-Band service, which is operated by Galaxy Brasil and Galaxy Latin America.

      DISTV: The distribution of television signals by physical means (i.e., by Cable) to end users, generally limited to signals without interference by a DISTV operator with the signal content.

      Editora Abril: Editora Abril S.A., a Brazilian corporation controlled by Robert Civita.

      ESPN Brasil: Programming provided by ESPN Brasil Ltda., an indirect subsidiary of ESPN, Inc. , in which ABC has an 80% equity interest and Hearst has a 20% equity interest.

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

      Galaxy Brasil: Galaxy Brasil S.A., a former wholly-owned subsidiary of Tevecap that was sold to Galaxy Latin America in July 1999.

      Galaxy Latin America: Galaxy Latin America, LLC.

      Globo: Globo Par and TV Globo, the owners of a number of Brazil's over the air channels.

      Globo Par: Globo Comunicacoes e Participacoes Ltda.

      Guarantors: TVA Sistema de Televisao S.A., TVA Communications Ltd., Comercial Cabo TV Sao Paulo Ltda., TVA Sul Parana Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TVA Programadora Ltda., TVA Network Ltda. and TVAPAR S.A.

      HABC II: Hearst/ABC Video Services II, a Delaware general partnership jointly owned by Hearst and ABC, which partnership holds a 15.3% equity interest in Tevecap.

      HBO Brasil: Programming provided by HBO Brasil Partners.

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

      IBGE: Instituto Brasileiro de Geografia e Estatistica.

      Indenture: The Indenture, dated as of November 26, 1996 and as amended and supplemented from time to time, among Tevecap, the Guarantors, Chase Manhattan Bank, as trustee, and Chase Trust Bank, as principal paying agent in connection with the Senior Notes.

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

      MTV Brasil: MTV Brasil Ltda., a Brazilian limitada in which Abril holds a 50% equity interest and Viasem Brasil Holdings Ltda. (an indirect subsidiary of Viacom International) holds the remaining 50% equity interest.

      Net Sat: Net Sat Servicos Ltda., in which Globo Par has a controlling interest and whose other equity holders include News Corporation, a subsidiary of The News Corporation Limited.

      News Corporation: News Corporation plc.

      Operating Ventures: Canbras TVA and TV Filme, two of TVA's minority-owned ventures.

      Owned Systems: TVA Sistema and TVA Sul.

      Pay-per-view: Payment made for individual programs rather than a monthly subscription for a whole channel or group of channels. Pay-per-view channels currently provide certain popular sporting events or major motion pictures for which customers may be prepared to make a special payment.

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

      Regulatory Put: A provision in the Stockholders Agreement pursuant to which an Event Put is triggered if the amount of capital stock held by a Stockholder (other than Abril) exceeds the amount allowed under an appropriate legal restriction.

      Revenue per subscriber: Total revenue derived from a subscriber television system divided by the average number of subscribers for that period.

      SAP: Second Audio Programming, which provides the option of audio in a second language for the programming on channels for which it is offered.

      Securities Act: United States Securities Act of 1933, as amended.

      Senior Notes: Tevecap's 250,000,000 12 5/8% Senior Notes due 2004 issued on November 26, 1996.

      Stockholders: HABC II, CPL, Robert Civita, Abril, the Chase Parties and Falcon International.

      Stockholders Agreement: Stockholders Agreement, dated December 6, 1995, among the Stockholders.

      Telecommunications Code: The Brazilian Telecommunications Code of 1962, as amended.

      Tevecap: Tevecap S.A.

      TV Cabo Santa Branca: TV Cabo Santa Branca Comercio Ltda., a Brazilian limitada, in which Tevecap holds a 36% equity interest and Canbras Par holds a 64% equity interest.

      TV Filme: TV Filme, Inc., a Delaware corporation in which, as of December 31, 1999, Tevecap held a 14.7% equity interest, Warburg, Pincus Investors, L.P. held a 38.8% equity interest, members of the Lins family held a 16.2% equity interest, public stockholders held a 28.15% equity interest and certain individuals held the remaining 2.15% equity interest. Upon the implementation of a restructuring agreement with creditors, Tevecap's equity interest in TV Filme was reduced to approximately 0.7%.

      TV Homes: The number of households in a given area possessing at least one television set.

      TV Show Time: Televisao Show Time Ltda., a Brazilian limitada in which the estate of Matias Machline and an associate currently hold a 53% equity interest and in which the remaining 47% is currently held by various Abril shareholders.

      TVA: Tevecap S.A. and its consolidated subsidiaries and affiliates.

      TVA Banda C: TVA Banda C Ltda., a Brazilian limitada in which TVA held a 100% equity interest prior to the sale of TVA Banda C to Galaxy Latin America in July 1999.

      TVA Brasil: TVA Brasil Radioenlaces S.A., a Brazilian limitada in which the estate of Matias Machline currently holds a 50% equity interest and in which the remaining 50% is currently held by various Abril shareholders.

      TVA Sistema: TVA Sistema de Televisao S.A., a Brazilian corporation in which Tevecap holds a 100% equity interest.

      TVA Sul: The operations of TVA Sul Parana Ltda., a Brazilian limitada in which TVA holds a 100% equity interest, and CCS-Camboriu Cable System de Telecomunicacoes Ltda., a Brazilian limitada in which TVA Sul Parana Ltda. holds a 60% equity interest and an unaffiliated third party holds the remaining 40% equity interest.

      UHF: Broadcast of a television signal at an ultra-high frequency over a given geographical area.

      VCR: Video cassette recorders.

Tevecap S.A. and Subsidiaries

Consolidated Financial Statements for the Years Ended
December 31, 2002, 2001 and 2000 and
Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

                                  TEVECAP S.A.
                                AND SUBSIDIARIES

                   Index to Consolidated Financial Statements

Contents

                                                                           Page

Independent Auditors' Report                                                F-2

Consolidated Balance Sheets as of December 31, 2002 and 2001                F-3

Consolidated Statements of Operations for each of the three
   years in the period ended December 31, 2002                              F-5

Consolidated Statements of Changes in Shareholders' Deficit and
   Redeemable Common Stock for each of the three years in the
   period ended December 31, 2002                                           F-7

Consolidated Statements of Cash Flows for each of the three years
   in the period ended December 31, 2002                                    F-8

Notes to The Consolidated Financial Statements                              F-10

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of TEVECAP S.A.
Sao Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheets of TEVECAP S.A. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' deficit and redeemable common stock and cash flows for each of the three years in the period ended December 31, 2002, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements for the year ended December 31, 2002 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.2 to the financial statements, the Company's recurring losses from operations, working capital deficiency and shareholders' deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note
1.2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Deloitte Touche Tohmatsu Auditores Independentes

Sao Paulo, Brazil,

July 10, 2003

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002 and 2001
in thousands of U.S. dollars

                                                                December 31,
                                                          ----------------------
                                                            2002          2001
                                                          --------      --------
                             ASSETS

Current assets
   Cash and cash equivalents                              $    245      $    634
   Accounts receivable, net (Footnote 3)                     3,098         6,474
   Inventories, net (Footnote 4)                             6,973        11,117
   Prepaid and other assets (Footnote 5)                     1,402         2,198
   Other accounts receivable (Footnote 7)                    1,303         1,431
                                                          --------      --------

               Total current assets                         13,021        21,854
                                                          --------      --------

Property, plant and equipment, net (Footnote 10)            79,999       149,594
Investments (Footnote 9)
   Equity basis                                                549           549
   Concessions, net                                          2,736         5,365
Loans receivable from related companies (Footnote 6)         5,831         7,507
Debt issuance costs                                            227           937
Judicial deposits                                            9,112        13,028
                                                          --------      --------

               Total assets                               $111,475      $198,834
                                                          ========      ========

           See accompanying notes to consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Balance Sheets, continued

December 31, 2002 and 2001
in thousands of U.S. dollars

                                                                                    December 31,
                                                                              -------------------------
                                                                                 2002            2001
                                                                              ---------       ---------
                     LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
   Loans (Footnote 11)                                                        $  14,574       $  21,241
   Film suppliers                                                                15,668          11,458
   Other suppliers                                                                4,118           6,206
   Taxes payable other than income taxes (Footnote 12)                            8,351          11,574
   Accrued payroll and related liabilities                                          819           1,560
   Advance payments received from subscribers                                        --             204
   Other accounts payable                                                         1,074           1,732
                                                                              ---------       ---------

               Total current liabilities                                         44,604          53,975
                                                                              ---------       ---------

Long-term liabilities
   Loans (Footnote 11)                                                           48,432          49,095
   Loans payable to related companies (Footnote 6)                               12,117           7,016
   Taxes payable other than income taxes (Footnote 12)                           13,231          22,150
   Provision for claims (Footnote 17)                                             5,320           1,697
   Liability to fund equity investees (Footnote 9)                                7,198           3,219
                                                                              ---------       ---------

               Total long-term liabilities                                       86,298          83,177
                                                                              ---------       ---------

Commitments and contingencies (Footnotes 15 and 17)

Minority interest                                                                   826           1,194
Redeemable common stock, no par value, 85,637,526 shares authorized,
         issued and outstanding as of December 31, 2002 and 2001                 99,365         115,252

Shareholders' deficit
   Common stock, no par value, 399,582,914 shares authorized, issued and
        outstanding as of December 31,2002 and 2001, respectively               371,026         371,026
    Accumulated other comprehensive income                                        7,530          16,855
    Accumulated deficit                                                        (498,174)       (442,645)
                                                                              ---------       ---------

               Total shareholders' deficit                                     (119,618)        (54,764)
                                                                              ---------       ---------

               Total liabilities and shareholders' deficit                    $ 111,475       $ 198,834
                                                                              =========       =========

           See accompanying notes to consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Operations

for the years ended December 31, 2002, 2001 and 2000 in thousands of U.S. dollars

                                                                             Year ended December 31,
                                                                     -----------------------------------------
                                                                       2002            2001            2000
                                                                     ---------       ---------       ---------
Gross revenues
   Monthly subscriptions                                             $  74,925       $  90,218       $ 101,201
   Installation                                                          1,099             270             968
   Advertising                                                           1,624           1,005           2,503
   Indirect programming                                                     --              --             357
   Additional services                                                  12,120          16,413          20,049
                                                                     ---------       ---------       ---------
                                                                        89,768         107,906         125,078
                                                                     ---------       ---------       ---------
Direct operating expenses (excluding depreciation and
      amortization stated separately below)
   Taxes on revenues                                                    12,444          15,636          13,145
   Payroll and benefits                                                  5,130           8,504           9,229
   Programming                                                          25,036          25,749          26,104
   Transponder lease cost                                                   --              22           2,408
   Technical assistance                                                  1,427           1,868           2,415
   TVA magazine                                                          1,675           2,389           2,575
   Pole rental                                                           1,881           2,814           3,535
   Other costs                                                           7,723           9,950           9,136
                                                                     ---------       ---------       ---------
                                                                        55,316          66,932          68,547
                                                                     ---------       ---------       ---------
Selling, general and administrative expenses
   Payroll and benefits                                                  5,348           9,795          14,942
   Advertising and promotion                                             2,676           5,778           7,330
   Rent                                                                  1,102           1,777           2,022
   Other selling, general and administrative expenses                   10,621          14,070          13,256
                                                                     ---------       ---------       ---------
                                                                        19,747          31,420          37,550
                                                                     ---------       ---------       ---------
Depreciation                                                            27,040          33,053          41,622
Amortization                                                               977           1,311           1,668
Other operating expense (income), net (Footnote13)                       4,281           1,762          (2,611)
                                                                     ---------       ---------       ---------
            Loss from operations                                       (17,593)        (26,572)        (21,698)
                                                                     ---------       ---------       ---------

Interest income                                                         (1,708)         (4,200)         (5,374)
Interest expense                                                        16,941          37,849          45,069
Foreign currency transaction loss, net                                  31,520          11,067           4,816
Other nonoperating expense (income), net (Footnote 14)                     590           2,438         (37,384)
                                                                     ---------       ---------       ---------
            Loss before income taxes, equity in affiliates,
                 minority interest, discontinued operations and        (64,936)        (73,726)        (28,825)
                 extraordinary item

Income tax expense - current (Footnote 8)                                   79              --           2,517
                                                                     ---------       ---------       ---------
            Loss before equity in affiliates, minority                 (65,015)        (73,726)        (31,342)
                 interest, discontinued operations and
                 extraordinary item

Equity in losses of affiliates, net                                      6,337           2,375           2,004
                                                                     ---------       ---------       ---------

            Loss before minority interest                              (71,352)        (76,101)        (33,346)

Minority interest                                                           64            (284)           (491)
                                                                     ---------       ---------       ---------

            Net loss                                                   (71,416)        (75,817)        (32,855)
                                                                     =========       =========       =========

           See accompanying notes to consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Operations, continued

for the years ended December 31, 2002, 2001 and 2000 in thousands of U.S. dollars

                                                                      Year ended December 31,
                                                               --------------------------------------
                                                                 2002           2001           2000
                                                               --------       --------       --------
      Other comprehensive income (loss) -
                  Foreign currency translation adjustment      $  9,325       $(18,410)      $  1,555
                                                               --------       --------       --------
      Comprehensive income (loss)                              $(80,741)      $(57,407)      $(34,410)
                                                               ========       ========       ========

           See accompanying notes to consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Deficit and Redeemable Common Stock

for the years ended December 31, 2002, 2001 and 2000 in thousands of U.S. dollars

                                                                               Accumulated Other       Total        Redeemable
                                           Common Stock       Accumulated        Comprehensive     Shareholders'      Common
                                                                Deficit          Income (Loss)        Deficit         Stock
                                          -------------     --------------     -----------------   -------------   -----------
  Balance as of January 1, 2000                 242,342          (396,723)                              (154,381)      178,002

  Foreign currency translation
        adjustment, net of tax of $0                                                     (1,555)          (1,555)

  Net loss for the year                                           (32,855)                               (32,855)

  Adjustment of redeemable common
           stock to redemption price                               26,742                                 26,742       (26,742)
                                          -------------     --------------      ---------------    -------------   -----------

  Balance as of December 31, 2000               242,342         (402, 836)               (1,555)        (162,049)      151,260

  Capital contribution (Footnote 6)             128,684                                                  128,684

  Foreign currency translation
        adjustment, net of tax of $0                                                     18,410           18,410

  Net loss for the year                                           (75,817)                               (75,817)

  Adjustment of redeemable common
            stock to redemption price                              36,008                                 36,008       (36,008)
                                          -------------     --------------      ---------------    -------------   -----------

  Balance as of December 31, 2001               371,026          (442,645)               16,855          (54,764)      115,252

  Foreign currency translation                                                           (9,325)          (9,325)
        adjustment, net of tax of $0

  Net loss for the year                                           (71,416)                               (71,416)

  Adjustment of redeemable common
            stock to redemption price                              15,887                                 15,887       (15,887)

                                          -------------     --------------      ---------------    -------------   -----------

  Balance as of December 31, 2002         $     371,026     $    (498,174)      $         7,530    $    (119,618)  $    99,365
                                          =============     ==============      ===============    =============   ===========

           See accompanying notes to consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 2002, 2001 and 2000 in thousands of U.S. dollars

                                                                                Year Ended December 31,
                                                                         --------------------------------------
                                                                           2002           2001           2000
                                                                         --------       --------       --------
      Cash flows from operating activities:
        Net income (loss)                                                $(71,416)      $(75,817)      $(32,855)
        Adjustments to reconcile net income (loss) to net cash
          from operating activities
          Depreciation                                                     27,040         33,053         41,622
          Amortization                                                        977          1,311          1,668
          Amortization of debt issuance cost                                  181            192            219
          Provision for doubtful accounts                                   3,213             43         (3,775)
          Provision for equipment and inventory obsolescence                2,864         (3,021)          (365)
          Provision for claims                                              5,082           (849)           129
          Minority interest                                                    64           (284)          (491)
          Disposal and write-off of property, plant and equipment           2,999          1,074          2,046
          Gain on sale of assets                                               --             --        (40,454)
          Loss on purchase of assets                                           --          2,650             --
          Write-off of investments                                             --             --              8
          Equity in losses of affiliates                                    6,337          2,375          2,004
          Foreign currency transaction loss, net                           31,520         11,067          4,816
        Changes in operating assets and liabilities:
          Film exhibition rights                                               --             --          1,278
          Accounts receivable                                              (1,818)         1,220          3,600
          Prepaid and other assets                                            168          1,865           (451)
          Accrued interest                                                  9,879         29,337         32,615
          Inventories                                                         387          4,405         (1,823)
          Suppliers                                                         9,895          3,538         (3,248)
          Taxes payable other than income taxes                              (685)        (1,201)         6,178
          Accrued payroll and related liabilities                            (249)          (910)            81
          Advances received from subscribers                                 (162)           (49)          (685)
          Judicial deposits                                                  (673)        (5,200)        (6,064)
          Accounts receivable of sale of Eurochannel to
          Multithematiques                                                     --          4,036         (4,036)
          Accounts receivable of Galaxy Brasil Ltda and Tva Banda C
          Ltda                                                                 --          2,159            276
          Other                                                              (518)           618            661
                                                                         --------       --------       --------
                     Net cash provided by (used in) operating
                     activities                                            25,085         11,612          2,954
                                                                         --------       --------       --------

      Cash flows from investing activities:
        Purchases of property, plant and equipment                        (10,485)       (30,639)       (26,716)
        Proceeds from sales of property, plant and equipment and
        other assets                                                           --             --         43,000
        Collection of promissory note                                          --         28,236             --
        Loans to related companies                                        (19,925)       (10,696)       (19,205)
        Repayment of loans to related companies                            26,178         17,857          8,951
        Purchases of investments                                               --           (852)            --
                                                                         --------       --------       --------
                     Net cash provided by investing activities             (4,232)         3,906          6,030
                                                                         --------       --------       --------

      Cash flows from financing activities:
        Proceeds from bank loans                                           31,010         21.291         26,752
        Repayment of loans from banks                                     (42,329)       (44,842)       (17,375)
        Proceeds from loans from shareholders                              19,437         13,306         25,219
        Repayments of loans from shareholders                             (19,738)       (23,494)       (37,342)
                                                                         --------       --------       --------
                     Net cash used in financing activities                (11,620)       (33,739)        (2,746)
                                                                         --------       --------       --------

      Effect of exchange rate changes on cash and cash equivalents         (9,622)        17,246         (6,575)
                                                                         --------       --------       --------

      Net increase (decrease) in cash and cash equivalents                   (389)          (975)          (337)
      Cash and cash equivalents at beginning of the period                    634          1,609          1,946
                                                                         --------       --------       --------
                     Cash and cash equivalents at end of the period      $    245       $    634       $  1,609
                                                                         ========       ========       ========
      Supplemental cash disclosure:
        Cash paid for interest                                           $  6,218       $  7,671       $  6,073
        Cash paid for income taxes                                             --             --          2,517

           See accompanying notes to consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows, continued

for the years ended December 31, 2002, 2001 and 2000 in thousands of U.S. dollars

                                                                           Year Ended December 31,
                                                                --------------------------------------------
                                                                    2002              2001          2000
                                                                ------------      ------------  ------------
Supplemental noncash financing and investing activities:
   Accrued interest on related company loans refinanced
      as principal balance                                      $      3,661      $     21,666  $     27,808

   Transfer of monetary assets and capitalization of loans
       in exchange for shares                                             --           128,684            --

           See accompanying notes to consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts expressed in thousands of U.S. dollars,

                           unless otherwise indicated)

1.    The Company and its principal operations

1.1. General

      The consolidated financial statements have been prepared to reflect the consolidated results of Tevecap S.A. ("Tevecap") and its subsidiaries (the "Company").

      Tevecap is a holding company, the subsidiaries of which render services related to wireless cable, cable and high-speed internet, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in Brazil.

      As of December 31, 2002, Abril Comunicacoes S.A. ("Abrilcom"), a printing and distribution company, was the majority shareholder of the Company.

1.2 Significant risks and uncertainties

      The Company's consolidated financial statements for the year ended December 31, 2002 were prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company incurred a net loss of $71,416 during the year ended December 31, 2002 and had negative working capital of $31,583 and a shareholders' deficit of $119,618 at December 31, 2002. The continuation of the Company as a going concern is dependent upon its ability to generate sufficient cash from operating and financing activities. In this regard, managements' plans include: (i) improvement in the generation of cash from operations, including a cost reduction program which was implemented in 2002; (ii) securitization of accounts receivable as a source of financing; (iii) sales of nonstrategic assets and the discontinuation of noncompetitive businesses. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.    Summary of significant accounting policies

      Significant policies followed in the preparation of the consolidated financial statements are described below:

TEVECAP S.A.

AND SUBSIDIARIES

2.1.  Basis of presentation and consolidation

      a) Basis of presentation

      The consolidated financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

      The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

      b) Principles of consolidation

      The consolidated financial statements include the accounts of Tevecap and all majority-owned subsidiaries.

      Investments in affiliated companies, owned 20% to 50% inclusive, are carried at cost and adjusted for the Company's equity in undistributed earnings or losses and dividends received since acquisition. Investments in less than 20% owned affiliates are accounted for under the cost method.

      Intercompany transactions and accounts are eliminated in consolidation.

2.2.  Accounting records

      As required by Brazilian Law and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency (real). In order to present the consolidated financial statements in conformity with U.S. GAAP, the Company maintains additional accounting records that are used solely for this purpose.

2.3.  Currency remeasurement

      As of January 1, 2000, based on changes in the Company's capital and operational structure and a move to using the Brazilian real for a substantial portion of the Company's business, the Company changed its functional currency from the United States dollar to the Brazilian real (R$). This change was made in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation."

TEVECAP S.A.

AND SUBSIDIARIES

      Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period, and revenues, expenses, gains and losses are translated into U.S. dollars at the average rates prevailing in the period. The resulting net translation gains and losses are reported, net of tax, in accumulated other comprehensive income (loss) in shareholders' deficit.

2.4   Consolidated financial statements

      The Company's operating subsidiaries included in the consolidated financial statements are:

                                                                                      Ownership Interest as of
                                                                                            December 31,
                                                                                   -------------------------------
                                                                                       2002              2001
                                                                                   -------------     -------------
        Owned Systems
            TVA Sistema de Televisao S.A.                                               100.00%           100.00%
            TVA Sul Parana Ltda.                                                        100.00%           100.00%
            CCS Camboriu Cable Systems de Telecomunicacoes Ltda.                         60.00%            60.00%
            Rede Ajato Ltda. (b)                                                        100.00%           100.00%

        License Subsidiary
            Comercial Cabo TV Sao Paulo Ltda. (a)                                       100.00%           100.00%

        Programming Ventures
            TVA Inc.                                                                    100.00%           100.00%
            TVA Overseas Ltd.                                                           100.00%           100.00%
            TVA Communications Ltd.                                                     100.00%           100.00%
            TVA Continental S.A. (d)                                                    100.00%           100.00%
            TVA Pelicano S.A. (d)                                                       100.00%           100.00%
            TVA Network Participacoes S.A. (d)                                          100.00%           100.00%

a. 0.00149% of the common shares in this entity are owned by the controlling shareholder of the parent company pursuant to local legislative requirements.

b. On August 1, 1999, the company Rede Ajato Ltda. was created to operate in the high-speed internet market.

c. In July 2001, the Company began the corporate restructuring process by merging direct subsidiaries TVA Distribuidora S.A. and TVA Programadora Ltda., and, subsequently, indirect subsidiaries Ype Radio e Televisao Ltda., TVA Sistema de Televisao de Porto Alegre S.A., TVA Communications Aruba N.V., and TVAPar S.A. The investment acquired in TVA Channels Ltda., through the merger of TVA Programadora Ltda., was transferred to TVA Sistema de Televisao S.A., which subsequently merged that entity.

d. September 2001, as part of the corporate restructuring process, the parent company Abril and related company Editora Abril S.A. (a company under common control with Abril) transferred their respective

TEVECAP S.A.

AND SUBSIDIARIES

      ownership interest in TVA Sul Parana Ltda. and TVA Sistema de Televisao S.A. to the Company. Additionally, Abril S.A. also transferred to the Company its ownership interest in TVA Continental S.A., which is the sole owner of TVA Pelicano S.A. and TVA Network Participacoes S.A.

2.5   Cash and cash equivalents

      Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.6   Financial instruments

      In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

      For the purposes of SFAS 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

      o The fair value of certain financial assets carried at cost, including cash and cash equivalents, accounts receivable, other accounts receivable and certain other short-term assets, is considered to approximate their respective carrying value due to their short-term nature.

      o The fair value of payables to film suppliers and other suppliers, other accounts payable and certain other short-term liabilities are considered to approximate their respective carrying value due to their short-term nature.

      o The fair value of loans receivable from and loans payable to related companies approximates the carrying value, as interest on these loans is variable and based on market rates.

      o The fair value of third party loans, except for Senior Notes, approximates the carrying value as the interest rates on these loans are either fixed at a rate comparable with the current market rate or variable and based on market rates.

      o The fair value of Senior Notes represents 65% of its carrying value as of December 31, 2002 (85% of its carrying value as of December 31, 2001). Fair value is estimated based on quoted market prices.

TEVECAP S.A.

AND SUBSIDIARIES

2.7   Accounts receivable

      A provision for doubtful accounts is established on the basis of na analysis of the accounts receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits.

2.8   Inventories

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

      A provision for obsolescence has been established on the basis of an analysis of slow-moving materials and supplies.

2.9   Property, plant and equipment

      Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in
      Note 10.

2.10  Advertising and promotion costs

      Costs of advertising and promotion are expensed as incurred.

2.11  Recoverability of long-lived assets to be held and used

      The Company evaluates its long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. In estimating future undiscounted net cash flows, assets are grouped at the level of each cable television system. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

TEVECAP S.A.

AND SUBSIDIARIES

2.12  Revenue recognition

      Subscription revenues are recognized monthly at the amount billed to subscribers for service subscribed to and earned during the month.

      Installation fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are higher than the revenue.

      Advertising revenues are recognized, and the production cost of commercials and programming are charged to expense, when the commercial is telecast.

      Others revenues are recognized as services are rendered.

2.13  Licenses

      Televisao Show Time Ltda. ("TV Show Time") and TVA Brasil Radioenlaces Ltda. ("TVA Brasil") hold licenses covering certain operations of the Company. The use of such licenses is provided to the Company, for a nominal fee, under a Service Agreement dated July 22, 1994, as amended, among Tevecap, TV Show Time, TVA Brasil and Abril S.A.

      Pursuant to the Service Agreement, TV Show Time and TVA Brasil have agreed to transfer the licenses in the future, which are carried at new value, to Tevecap at nominal cost.

2.14  Concessions

      Concessions represent the right to engage in various telecommunications services in defined areas or cities in Brazil. The cost of these concessions is being amortized on the straight-line basis over 10 years.

TEVECAP S.A.

AND SUBSIDIARIES

2.15  Deferred income taxes

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

2.16  Debt issuance costs

      Debt issuance costs are amortized over the term of the underlying debt on a straight-line basis. The results of amortization on a straight-line basis do not differ materially from those obtained by using the interest method.

2.17  Reclassifications

      Certain prior years amounts have been reclassified for comparative purposes.

TEVECAP S.A.

AND SUBSIDIARIES

3.    Accounts receivable, net

      As of December 31, 2002 and 2001, accounts receivable were comprised of:

                                                 2002           2001
                                               --------       --------

      Subscriptions and installation fees      $  4,443       $ 11,934
      Advertising                                   212            501
      Programming                                    92            182
      Other                                       1,697          1,495
      Provision for doubtful accounts            (3,346)        (7,638)
                                               --------       --------

                                               $  3,098       $  6,474
                                               ========       ========

      No single customer accounted for more than 10% of total accounts receivable as of December 31, 2002 and 2001.

4.    Inventories, net

      As of December 31, 2002 and 2001, inventories were comprised of:

                                                 2002           2001
                                               --------       --------

      Materials and supplies                   $  5,872       $  9,012
      Imports in transit                          1,338          2,454
      Provision for obsolescence                   (237)          (349)
                                               --------       --------

                                               $  6,973       $ 11,117
                                               ========       ========

5.    Prepaid and other assets

      As of December 31, 2002 and 2001, prepaid expenses were comprised of:

                                                 2002           2001
                                               --------       --------

      Advances to suppliers                    $    359       $    170
      Prepaid meals and transportation               41             69
      Advances for imports                          644          1,354
      Other                                         358            605
                                               --------       --------

                                               $  1,402       $  2,198
                                               ========       ========

TEVECAP S.A.

AND SUBSIDIARIES

6.    Related party transactions

      The following tables summarize the transactions between the Company and its related parties as of December 31, 2002 and 2001 and for the three years ended December 31, 2002:

                                                                                     December 31,
                                                                         -------------------------------------
                                                                               2002                2001
                                                                         -----------------   -----------------
        Editora Abril S.A.
            Loans receivable                                             $             72                 142
            Loans payable                                                           6,214               6,995

        Canbras TVA Cabo Ltda. (equity affiliate)
           Loans receivable                                                            25                  33

        Parana Participacoes Ltda.
            Loans receivable                                                        3,900               4,721

        Zerelda Participacoes S/C Ltda. (equity affiliate)
            Loans receivable                                                          671               1,022

        TV Jacaranda Ltda. (equity affiliate)
            Loans receivable                                                          661               1,007

        Abril Investments Corporation                                                                      --
            Loans receivable                                                          364                 364
            Loans payable                                                           5,901                  --

        Others
            Loans receivable                                                          138                 218
            Loans payable                                                               2                  21

TEVECAP S.A.

AND SUBSIDIARIES

6.    Related party transactions (Continued)

                                                                          2002            2001            2000
                                                                    -------------------------------------------------
        Editora Abril S.A.
           Net interest expense (income)                            $         459     $   21,508     $   29,690
           Printing costs                                                   1,735          3,087          2,763

        Falcon International Communications Services Inc.
           (shareholder)
           Consulting fees                                                     --             --            200

        Parana Participacoes S/C Ltda.
           Interest income                                                  (980)             --             --

        Abril Investments Corporation
           Interest expense                                                 2.801             --             --

      The Company and its related parties maintain a cash management system centralized at Editora Abril S.A. The centralized cash management system results in accounts receivable from and payable to related parties depending on the cash needs of the companies.

      Loans granted to or obtained from related companies, under loan agreements, are denominated in reais and subject to variable interest of 2.59% per month as of December 31, 2002 (2.12% per month as of December 31, 2001). There is not a defined maturity date for the loans.

      Tevecap has a credit facility with Abril and Editora Abril S.A. ("Abril Credit Facility") under which Tevecap is allowed to borrow up to $60,000 on a revolving basis. Since June 1996, Tevecap has from time to time requested, and Abril has provided, funding in excess of the aggregate maximum principal amount. On November 19, 2001, Abril increased the Company's capital through the capitalization of $123,159 of such borrowings and the transfer of certain monetary assets and liabilities amounting to $5,525, increasing Abril's ownership interest in the Company from 62.17% to 82.35%. As of December 31, 2002, $6,183 was outstanding under the Abril Credit Facility.

      Editora Abril S.A. has provided a guarantee for equipment imported by the company and yours subsidiaries. The amount outstanding pursuant to this guarantee as of December 31, 2002 was $3,886.

TEVECAP S.A.

AND SUBSIDIARIES

7.    Other accounts receivable

      As of December 31, 2002 and 2001, other accounts receivable were comprised of:

                                                   2002              2001
                                                  ------            ------

      Tax recoverable                             $  660            $  559
      Other                                          643               872
                                                  ------            ------

                                                  $1,303            $1,431
                                                  ======            ======

8.    Income taxes

      The tax effects of temporary differences that give rise to deferred tax assets as of December 31, 2002 and 2001 are as follows:

                                                          2002           2001
                                                        --------       --------

      Deferred tax assets:
         Net operating loss carryforwards               $ 56,402       $ 74,674
         Provision for obsolescence                          707            704
         Provision for claims                              5,431          4,862
         Other                                             3,022           (183)
                                                        --------       --------

                     Total gross deferred tax asset       65,562         80,057
                                                        --------       --------

            Less valuation allowance                     (65,562)       (80,057)

                                                        --------       --------
                         Net deferred tax asset         $     --       $     --
                                                        ========       ========

      There were no deferred tax liabilities as of December 31, 2002 and 2001.

TEVECAP S.A.

AND SUBSIDIARIES

8.    Income taxes (Continued)

      Management has established a full valuation allowance against the deferred tax assets as it is more likely than not that the deferred tax assets will not be realized.

      As of December 31, 2002, the Company and subsidiaries have unexpirable accumulated tax losses of $165,888.

      The consolidated income taxes are different from the amount computed using the Brazilian statutory income tax rate for the reasons set forth in the following table:

                                                                                     2002            2001            2000
                                                                                   --------        --------        --------
Income (loss) before income taxes                                                  $(64,936)       $(73,726)       $(28,825)
Statutory income tax rate                                                                34%             34%             34%
                                                                                   --------        --------        --------
Computed income tax benefit                                                         (22,078)        (25,067)         (9,801)
Amortization of deferred charges                                                     (1,560)         (1,898)         (2,415)
Translation loss on tax losses                                                       25,659          15,676           6,552
Earnings in affiliates abroad                                                       (51,019)        (19,060)        (27,370)
Proposed dividend from affiliates abroad                                             48,506          38,022              --
Capital loss on acquisition of investments                                               --             901              --
(Deductible) taxable devaluation gain (loss) for Brazilian statutory purposes        14,416             230           1,707
Depreciation                                                                          1,604           2,017           4,371
Net loss of merged companies                                                             --           3,069              --
Adjustment to accumulated tax losses                                                 (1,322)         15,013              --
Other                                                                                   368           1,147             506
Tax loss carryforward used                                                               --              --           4,903
Increase (decrease) in valuation allowance                                          (14,495)        (30,050)         24,064
                                                                                   --------        --------        --------
Total income tax expense per consolidated statements of operations                 $     79        $     --        $  2,517
                                                                                   ========        ========        ========

Income tax expense represents amounts owed by subsidiaries calculated on a stand-alone basis, as Brazilian income tax law does not allow consolidated tax returns.

TEVECAP S.A.

AND SUBSIDIARIES

9.    Investments

      Investments as of December 31, 2002 and 2001 were comprised of:

                                                                Percentage
                                                                of Control             2002                 2001
                                                             -----------------    ----------------    -----------------
        Equity method investments                                                 $           549     $            549

        Liability to fund equity method investments
              Canbras TVA Cabo Ltda.                                36            $         6,157     $          2,610
              Tv Jacaranda Ltda.                                    21                        215                   11
              Zerelda Participacoes S/C Ltda.                       36                        826                  598
                                                                                  ----------------    -----------------
                                                                                  $         7,198     $          3,219
                                                                                  ================    =================
        Concessions, net:
              Stations in South of Brazil                                         $         4,378     $          6,664
              Ype Radio e Televisao Ltda.                                                   3,222                4,906
              Comercial Cabo Ltda.                                                            997                1,519
              Other                                                                            33                   57
              Accumulated amortization                                                    (5,894)              (7,781)
                                                                                  ----------------    -----------------
                                                                                  $         2,736     $          5,365
                                                                                  ================    =================

TEVECAP S.A.

AND SUBSIDIARIES

10.   Property, plant and equipment, net

      As of December 31, 2002 and 2001, property, plant and equipment were comprised of:

                                              Annual Depreciation Rate
                                                                                    December 31,
                                                                           -------------------------------
                                                         %                     2002             2001
                                              ------------------------     ------------   ----------------
Reception equipment                                      20                $     71,444   $      108,399
Cable plant                                              10                      44,863           66,360
Machinery and equipment                                  10                      27,645           55,144
Decoders                                                 10                      44,190           64,100
Leasehold improvements                                   25                       1,103            1,199
Furniture and fixtures                                   10                         948            1,588
Premises                                                 10                         842            3,490
Vehicles                                                 20                       1,093            1,978
Software                                                 20                      10,145           10,465
Tools                                                    10                         482              743
Building                                                 4                        1,973            2,920
Other                                                                               948            3,734
Accumulated depreciation                                                       (125,677)        (170,526)
                                                                           ------------   ----------------

                                                                           $     79,999   $      149,594
                                                                           ============   ================

11.   Loans

      As of December 31, 2002 and 2001, loans were comprised of:

                                 -----------------------------------    -----------------------------------
                                         December 31, 2002                      December 31, 2001
                                 -----------------------------------    -----------------------------------
                                    Short-term         Long-term          Short-term         Long-term
                                 -----------------   ---------------    ---------------   -----------------
Senior Notes due 2004 (a)        $             --    $       48,022     $           --    $         48,022
Euro notes (c)                                 --                --             10,443                  --
Bank loans (d)                             14,001               410              9,113               1,073
Accrued interest                              573                --              1,685                  --
                                 -----------------   ---------------    ---------------   -----------------

                                 $         14,574    $       48,432     $       21,241    $         49,095
                                 =================   ===============    ===============   =================

      a. On November 26, 1996, Tevecap raised funds in a foreign market through a private placement of Senior Notes amounting to $250,000. These Senior Notes mature on November 26, 2004 and are guaranteed by certain of Tevecap's subsidiaries (see Note 24). Interest thereon is at 12.625% per annum and is payable on May 25 and November 25 of each year commencing on May 25, 1997.

TEVECAP S.A.

AND SUBSIDIARIES

11.   Loans (Continued)

      On July 28, 1999, the subsidiary TVA Communications Ltd. repurchased in the foreign market $201,978 aggregate principal amount of Tevecap's Senior Notes. At the time the Senior Notes were repurchased, Tevecap obtained consent from the remaining note holders to eliminate the significant restrictive covenants in the Senior Notes agreements.

      b. On February 7, 2000, the Company, through its wholly-owned subsidiary, TVA Overseas Ltd. raised funds in foreign markets through a private placement of $25,500, 11.5% guaranteed participation certificates ("the participation certificates"). Each participation certificate represented a fractional undivided interest in a $25,500 promissory note ("the GLA Promissory Note") issued by GLA in favor of the Company as partial consideration for the sale by the Company to GLA of the Company's entire equity interest in Galaxy Brasil and TVA Banda C. Holders of the participation certificates, however, had no recourse to GLA for any amounts payable under the participation certificates or the GLA Promissory Note. The participation certificates were repaid at maturity in August 2001.

      c. In December 2000, the Company, through TVA Inc., a wholly-owned subsidiary, established a $50,000 Guaranteed Short Term Note Program under which TVA Inc. may issue notes (guaranteed by the Company) in the international capital markets from time to time. Since inception of the program, TVA Inc. has issued a total of $10,443 Euro notes under the program. These notes have a single maturity on January 28, 2002. Interest thereon is at 11.25% per year, plus exchange rate variation, payable semiannually. The principal and accrued but unpaid interest were fully repaid in January 2002.

      d.    Bank loans are comprised of the following:

TEVECAP S.A.

AND SUBSIDIARIES

                                                                               2002                     2001
                                                                     ------------------------  ----------------------
                                                                     Short -Term    Long Term  Short-Term   Long-Term
                                                                     -----------    ---------  ----------   ---------
Banco Bradesco - revolving credit facility, interest  of 2,50% per
  Month (2,20% as of December 2001)                                      $   859         --      $ 1,303          --

Banco Bradesco - buyer's credit, interest of libor plus 1,375% per
  annum (libor plus 1,5% as of december 2001)                              1,279                   1,295

Banco Daycoval - revolving credit facility, interest of 1,46% plus
    CDI rate (8,73% plus Selic per annum as of December 31, 2001)
    per month                                                              1,218         --        1,416          --

Banco Rural - revolving credit facility, interest of 1,06% plus CDI
    (Interbank Deposit Certificate) rate (0,65% plus CDI as of
    December 31, 2001) per month                                           1,389         --        2,339          --

Banco do Brasil - revolving credit facility, interest of 0,6% plus
   CDI rate  per month                                                       428         --          529          --

Citibank - financial leasing, fixed in U.S. dollars, due August 28,
   2004, interest of 13% per annum                                           730        410          749       1,073

Eximbank - annual interest of LIBOR (4,88% as of December 31,
   2001) plus 0,0025%, repaid in full in April 2002                           --         --        1,674          --

Banco Safra - annual interest 2,85% per month                              8,098         --           --          --

Less: Accrued interest                                                        --         --         (192)         --

                                                                         -------      -----      -------       -----
Total                                                                    $14,001        410      $ 9,113       1,073
                                                                         =======      =====      =======       =====

Annual maturities of long-term debt are in 2004.

TEVECAP S.A.

AND SUBSIDIARIES

12.   Taxes payable other than income taxes

      As of December 31, 2002 and 2001, taxes payable other than income taxes were comprised of:

                                          2002           2001
                                        --------       --------

      COFINS                            $    248       $    413
      ICMS                                14,719         21,968
      PIS                                     43             73
      Tax Recovery Program - REFIS         6,297         10,926
      Other                                  275            344
                                        --------       --------

                                          21,582         33,724

      ( - ) current liabilities           (8,351)       (11,574)
                                        --------       --------

                                        $ 13,231       $ 22,150
                                        ========       ========

      As a result of the agreement for sale of 100% in Galaxy Brasil Ltda. and TVA Banda C Ltda., the Company assumed liabilities on the negotiation date referring to taxes that were accrued as a charge to the gain determined on the sale of interest in these companies. The balance related to these taxes as of December 31, 2002 is $3,142 classified as ICMS ($5,124 as of December 31, 2001).

      On April 5, 2000, the Company opted for the REFIS (Federal Government Tax Recovery Program), established by Decree N(Degree) 3.342/00 of January 25, 2000, later changed into Law N(Degree) 9.964/00 of April 10, 2000.

      Under REFIS, Tevecap is able to finance its taxes payable ($956) to the Federal Government for five years and its subsidiaries are able to pay such taxes ($5,341) based on 1.2% of their monthly revenues. Based on their revenue projections, the approximate timing for paying the total balance is aproproximately five years. The tax payable included in the REFIS accrues interest based on the TJLP (taxa de juros longo prazo).

      During the year ended December 31, 2000, the Company also renegotiated the ICMS (a state value-added tax) due with the Sao Paulo State Government. Based on the agreement, the Company will finance its taxes payable for five years. The tax payable renegotiated accrues interest based on the TJLP (taxa de juros longo prazo).

TEVECAP S.A.

AND SUBSIDIARIES

13.   Other operating expense (income), net

                                                                     2002         2001           2000
                                                                    ------      --------       --------
             Write-off of assets related to cancellation of
                    subscriptions                                   $2,864      $ (2,579)      $  4,656

             Loss on disposal of property and equipment              1,168         3,763             --

             Loss on sale of obsolete inventories                      232         1,106             --

             Provision (reversal of provision) for inventory
                    obsolescence                                        17          (528)          (365)

             Gain on sale of Eurochannel                                --            --         (6,902)

                                                                    ------      --------       --------

                                                                    $4,281      $  1,762       $ (2,611)
                                                                    ======      ========       ========

14.   Other nonoperating expense (income), net

                                                                     2002         2001           2000
                                                                    ------      --------       --------
             Gain on sale of 24% equity interest in HBO Brazil
                Partners                                                --            --        (40,454)

             Other                                                     590         2,438          3,070

                                                                    ------      --------       --------

                                                                    $  590      $  2,438       $(37,384)
                                                                    ======      ========       ========

15.   Commitments

      The Company has rented its office space through the year 2006. In addition, the Company has contractual obligations related to programming contracts and other contracts. As of December 31, 2002, minimum rental payments applicable to these commitments and amounts to $77,673 as follows:

                    2003                          $    24,924
                    2004                               23,735
                    2005                               16,065
                    2006                               12,949
                    2007                                    0
                                                  -----------

                                Total             $    77,673
                                                  ===========

TEVECAP S.A.

AND SUBSIDIARIES

      During the year ended December 31, 1999, the Company's 36%-owned equity investment Canbras TVA Cabo Ltda. issued $30,000 of debt. Such debt is guaranteed by the Company. As of December 31, 2002, $18,500 of the debt is outstanding.

16.   Shareholders' equity

      The changes in the number of shares of common stock and redeemable common stock during the years ended December 31, 2002, 2001 and 2000 were as follows:

                                                           Redeemable
                                                             common
                                          Common stock        stock            Total
                                           -----------      ----------      -----------
      Shares as of  January  31, 2000      140,700,759      85,637,526      226,338,285

      Increase of capital                           --              --               --
                                           -----------      ----------      -----------

      Shares as of December 31, 2000       140,700,759      85,637,526      226,338,285

      Increase of capital                  258,882,155              --      258,882,155
                                           -----------      ----------      -----------

      Shares as of December 31, 2001       399,582,914      85,637,526      485,220,440

      Increase of capital                           --              --               --
                                           -----------      ----------      -----------

      Shares as of December 31, 2002       399,582,914      85,637,526      485,220,440
                                           ===========      ==========      ===========

      a) Common stock subject to redemption

      As of December 31, 2001, 17.6% of the common stock of Tevecap was subject to an Event Put (37.7% in 2000), i.e., a "triggering event" under the Stockholders' Agreement pursuant to which each of the shareholders (other that Abril) may, in certain circumstances, demand that Tevecap purchase all or a portion of its shares, unless the shares of capital stock held by such stockholders are publicly registered, listed or traded. In addition, as of December 31, 2001, 5.8% of these shares are also subject to a Time Put (12.3% in 2000) whereby, pursuant to the Stockholders' Agreement, shareholder Falcon International Communications ("Falcon") may demand that Tevecap buy all or a portion of Falcon's shares of capital stock held in Tevecap if such shares are not publicly registered, listed or traded by September 22, 2002.

      For purposes of the Event Put, triggering events are: (i) the amount of the capital stock held by a stockholder with an Event Put exceeds the amount allowed under any legal restriction to which such stockholder may be subject ("Regulatory Put"); (ii) a breach without cure

TEVECAP S.A.

AND SUBSIDIARIES

      within a designated period by certain specified entities/individuals of any representation, warranty, covenant or duty made or owed pursuant to certain agreements; (iii) a breach without cure within a designated period by Abril of the Abril Credit Facility; (iv) the controlling shareholder of Abril ceases to directly or indirectly hold a specified percentage of Tevecap without the approval of the stockholders or ceases to control the voting capital stock held by its affiliates representing 50% or more of the voting capital stock of Tevecap; (v) the Service Agreement as amended, among Tevecap, TV Show Time, TVA Brasil and Abril ceases to be valid or effective or TV Show Time, TVA Brasil and Abril is liquidated or dissolved or files voluntarily, or has filed against it involuntarily, any petition in bankruptcy; or (vi) another stockholder exercises an Event Put other than a Regulatory Put.

      The Company's management believes that the probability of occurrence of the triggering events, which would permit any of its shareholders to exercise their Event Put, is remote. However, a company that has public debt or equity in the United States of America, and which therefore is required to register its securities with the United States Securities and Exchange Commission, is required for accounting purposes to present redeemable equity securities separately from shareholders' equity, if redemption of such securities is beyond the control of the registrant. That presentation is required even if the likelihood of redemption is remote.

      The common shares subject to the Time Put are redeemable at fair value as determined by appraisal. Accordingly, the carrying value of such redeemable common stock is adjusted to the fair value when redemption appears probable. In the event Tevecap does not have the funds to satisfy its payment obligations under the Time Put, then, subject to a number of conditions, Tevecap may deliver to Falcon promissory notes payable three years from the issue date thereof. In the event Tevecap is unable to satisfy its payment obligations under these promissory notes, Falcon may be entitled, subject to a number of conditions, to sell its shares of Tevecap to a third party. As of the date of the filing of this Annual Report, Falcon has not exercised the Falcon Time Put.

      b) Dividends

      The Company's shareholders are entitled to minimum dividends of 25% of net income for the year, adjusted according to Brazilian Corporation Law. As the Company has not recorded net income under Brazilian Corporation Law since its inception, no such dividends are payable.

17.   Litigation contingencies

      The Company is party to certain legal actions arising in the ordinary course of its business which, individually or in the aggregate, are not expected to have a material adverse effect on the consolidated financial position of the Company. As of December 31, 2002, the Company had reserved $5,320 as contingent liabilities in connection with certain litigation contingencies where management and legal counsel believe that the risk of loss is probable,

TEVECAP S.A.

AND SUBSIDIARIES

      primarily involving claims by persons arising in connection with the termination of their employment.

      The Company's operating companies are currently defending a lawsuit brought by the Escritorio Central de Arrecadacao e Distribuicao (Central Collection and Distribution Office, or "ECAD"), a government-created entity authorized to enforce copyright laws relating to musical works. ECAD filed a lawsuit in 1993 against all pay-television operators in Brazil seeking to collect royalty payments in connection with musical works broadcast by the operators. ECAD is seeking a judgment award of 2.55% of all past and present revenues generated by the operators. The suits are currently being submitted to the Superior Tribunal de Justica in order to determine whether ECAD is entitled to benefit from the copyrights relating to musical works broadcast on pay television. Although the Company intends to continue to vigorously defend these suits, the loss of such suits may have a material adverse effect on the consolidated financial position of the Company. Based on the opinion of its attorneys, TVA considers it unlikely that ECAD will prevail in these suits and intends to continue to defend these suits vigorously. However, the loss of such suits may have a material adverse effect on the consolidated financial position of the Company.

18.   Pension plan

      In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada ("Abrilprev"), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Contribution expenses amounted to $61 for the year ended December 31, 2002 ($221 in 2001 and $262 in 2000).

19.   Abril Health Care Plan

      In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to Associacao Abril de Beneficios, the company responsible for management of the plan.

      In 2002, contributions made by Tevecap and certain affiliates of Associacao Abril de Beneficios amounted to $482 ($883 in 2001 and $939 in
      2001).

TEVECAP S.A.

AND SUBSIDIARIES

20.   Valuation and qualifying accounts and reserves

                                          Provision                     Deferred
                                             For       Provision for    Taxation       Provision
                                           Doubtful      Inventory      Valuation         For
                                           Accounts    Obsolescence     Allowance        Claims
                                          ---------    -------------    ---------      ---------
      Balance as of January 31, 2000       $ 11,370       $ 3,735       $  86,043       $ 2,417
      Additions                                  --            --          24,064           129
      Deductions                             (3,775)         (365)             --            --
                                           --------       -------       ---------       -------
      Balance as of December 31, 2000      $  7,595       $ 3,370       $ 110,107       $ 2,546
      Additions                                  43            --              --            --
      Deductions                                 --        (3,021)        (30,050)         (849)
                                           --------       -------       ---------       -------
      Balance as of December 31, 2001      $  7,638       $   349       $  80,057       $ 1,697
      Additions                               3,213            17              --         5,082
      Deductions                             (4,590)           --         (14.495)           --
      Effect of exchange rate                (2,915)         (129)             --        (1.459)
                                           ========       =======       =========       =======
      Balance as of December 31, 2002      $  3,346       $   237       $  65,562       $ 5,320
                                           ========       =======       =========       =======

21.   Intangible assets subject to amortization

      Following is a summary of the Company's intangible assets subject to amortization under US GAAP:

                                                              2002                         2001
                                         ------------------------------------------------------

                                           Software     Concession     Software      Concession
                                         ------------------------------------------------------
      Gross                                   10,145         8,630       15,354          13,146
      Accumulated amortization                (6,409)       (5,894)      (7,871)         (7,781)
                                         ------------------------------------------------------
      Net                                      3,736         2,736        7,483           5,365
                                         ======================================================

      Aggregate amortization expense for the above intangible assets amounted to US$2,541, US$4,149 and US$3,937 for the years ended December 31, 2002, 2001 and 2000, respectively.

      The estimated aggregate amortization expense for the next three years is as follows:

                                                   Amount
                                                  --------
                                 2003               2,157
                                 2004               2,157
                                 2005               2,157

TEVECAP S.A.

AND SUBSIDIARIES

22.   Recent accounting pronouncements

      SFAS No. 141 - "Business Combinations"

      In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS No. 141), "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board, or APB Opinion No. 16 (APB No. 16), "Business Combinations" and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations within the scope of SFAS No. 141 are to be accounted for using the purchase method. In addition, SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria: the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS No. 141 also provides a list of intangible assets that meet either one of these criteria. In addition to the disclosure requirements prescribed in APB No. 16, SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by a major caption on the balance sheet. SFAS No. 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 on January 1, 2002, did not have any impact on the Company's financial position, cash flows or results of operations.

      SFAS No. 142 - "Goodwill and Other Intangible Assets"

      In June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. SFAS No. 142 also amends SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses the manner in which intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses the way that goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provision of SFAS No. 142 is required to be applied in fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to the SFAS No. 142 application date is for goodwill and intangible

TEVECAP S.A.

AND SUBSIDIARIES

22.   Recent accounting pronouncements (Continued)

      assets acquired after June 30, 2001, which will be immediately subject to the non-amortization and amortization provisions of this statement. The adoption of SFAS No. 142 on January 1, 2002 did not have any impact on the Company's financial position, cash flows or results of operations.

      SFAS No. 143 - "Accounting for Asset Retirement Obligations"

      In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations," (SFAS No. 143). SFAS No. 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Under SFAS No. 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. Based on an initial assessment of the provisions and requirements of SFAS No. 143, our management believes that the implementation of this statement will not result in any impact on the Company's financial position, cash flows or results of operations.

      SFAS No. 144 - "Accounting for the Impairment or Disposal of Long-Lived Assets"

      In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS No. 144) which supersedes Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" but retains SFAS No. 121's fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 (APB No. 30)," Reporting the Results of Operations" for segments of a business to be disposed of but retains APB No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as "held for sale." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years. The adoption of SFAS No. 144 on January 1, 2002, did not have any impact on the Company's financial position, cash flows or results of operations.

TEVECAP S.A.

AND SUBSIDIARIES

22.   Recent accounting pronouncements (Continued)

      SFAS No. 145 - "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002 of SFAS 145"

      In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of "April 2002" ("SFAS No. 145"). SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in ABP No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company is currently evaluating the impact that the adoption of SFAS No. 145 will have on its results of operations, cash flows and financial position, but does not believe that the impact will be material.

      SFAS No. 146 - "Accounting for Costs Associated with Exit or Disposal Activities"

      In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" (EITF 94-3). SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also states that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. In addition, SFAS No. 146 establishes that fair value is the objective for initial measurement of the liability. The requirements of SFAS No. 146 apply prospectively to activities initiated after December 31,

TEVECAP S.A.

AND SUBSIDIARIES

22.   Recent accounting pronouncements (Continued)

      2002, and, as such, the Company cannot reasonably estimate the impact that the adoption of these new rules will have until, and unless, they affect relevant activities in future periods.

      FIN No. 45 - "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

      In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. Based on an initial assessment of the provisions and requirements of FIN No. 45, the Company believes that the implementation of this statement will not result in any impact on its financial position, cash flows or results of operations.

23.   Segments

      Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's reportable segments are determined based on products and services provided by each segment:

      a. Pay Tv - programming packages consisting of 15 to 57 television channels;

      b.    Internet - high speed broadband internet access; and

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

TEVECAP S.A.

AND SUBSIDIARIES

2002

                                          Pay Tv       Internet        TOTAL
                                         ---------    ----------    -----------

Gross revenues                             84,474         5,294         89,768
Direct operating expenses and SG&A
expenses                                   70,395         4,668         75,063
Depreciation and amortization              26,195         1,822         28,017
Other operating expense, net                4,273             8          4,281
Interest income                            (1,677)          (31)        (1,708)
Interest expense                           16,889            52         16,941
Foreign currency transaction loss, net     31,472            48         31,520
Other nonoperating expense, net               619          (29)            590
Income tax expense                             79            --             79
Equity in losses of affiliates              6,337            --          6,337
Minority interest                              64            --             64
Net loss                                  (70,172)       (1,244)       (71,416)

Capital expenditures                       10,337           148         10,485
Total assets                              109,682         1,793        111,475

TEVECAP S.A.

AND SUBSIDIARIES

2001

                                          Pay Tv       Internet        TOTAL
                                         ---------    ----------    -----------

Gross revenues                            103,544         4,362        107,906
Direct operating expenses and SG&A
expenses                                   89,474         8,878         98,352
Depreciation and amortization              32,969         1,395         34,364
Other operating expense, net                1,762            --          1,762
Interest income                            (4,182)          (18)        (4,200)
Interest expense                           37,830            19         37,849
Foreign currency transaction loss, net     11,038            29         11,067
Other nonoperating expense, net             2,379            59          2,438
Income tax expense                             --            --             --
Equity in losses of affiliates              2,375            --          2,375
Minority interest                            (284)           --           (284)
Net loss                                  (69,817)       (6,000)       (75,817)

Capital expenditures                       30,029           610         30,639
Total assets                              195,852         2,982        198,834

TEVECAP S.A.

AND SUBSIDIARIES

22.   Segments (Continued)

2000

                                          Pay Tv       Internet        TOTAL
                                         ---------    ----------    -----------

Gross revenues                            123,097         1,981        125,078
Direct operating expenses and SG&A
expenses                                   94,638        11,459        106,097
Depreciation and amortization              42,802           488         43,290
Other operating income, net                (2,611)           --         (2,611)
Interest income                            (5,355)          (19)        (5,374)
Interest expense                           45,067             2         45,069
Foreign currency transaction loss, net      4,816            --          4,816
Other nonoperating income (expense),
net                                       (37,427)           43        (37,384)
Income tax expense                          2,517            --          2,517
Equity in losses of affiliates              2,004            --          2,004
Minority interest                            (491)           --           (491)
Net loss                                  (22,863)       (9,992)       (32,855)

Capital expenditures                       24,251         2,465         26,716
Total assets                              275,763         3,594        279,357

TEVECAP S.A.

AND SUBSIDIARIES

24. Financial information for subsidiary guarantors and non-guarantor subsidiaries

      Tevecap conducts a significant portion of its business through subsidiaries. The $250,000 12 5/8% Senior Notes issued to institutional buyers in November 1996 are jointly and severally, irrevocably and fully and unconditionally guaranteed on a senior basis by all of Tevecap's direct and indirect subsidiaries except for TVA Communications Aruba N.V., TVA Channels Ltda., Rede Ajato Ltda., Ype Radio and Televisao Ltda., TVA Inc, TVA Overseas Ltd. and TVA TCG Sistema de Televisao Porto Alegre.

      Presented below is condensed consolidating financial information for: i) Tevecap on a parent company only basis; ii) the Wholly Owned Guarantor Subsidiaries; iii) the Majority-Owned Guarantor Subsidiaries; iv) Non-guarantor Subsidiaries; v) Eliminations; and vi) Consolidated Tevecap S.A. and subsidiaries.

      The equity method has been used by Tevecap, the Wholly Owned Guarantor Subsidiaries and the Majority-Owned Guarantor Subsidiaries with respect to investments in their subsidiaries.

      The following sets forth the Wholly Owned Guarantor Subsidiaries, the Majority-Owned Guarantor Subsidiaries and the Non-Guarantor Subsidiaries:

      a) Wholly-Owned Guarantor Subsidiaries

            -     TVA Distribuidora S.A. (merged in 2001 and wholly-owned in
                  2000)

            -     TVA Programadora Ltda. (merged in 2001 and wholly-owned in
                  2000)

            -     TVA Par S.A. (merged in 2001 and wholly-owned in 2000)

            -     TVA Communications Ltd.

            -     Comercial Cabo TV Sao Paulo Ltda.

            -     TVA Sistema de Televisao S.A. (majority-owned in 2000)

            -     TVA Sul Parana Ltda. (majority-owned in 2000)

      b) Majority-Owned Guarantor Subsidiaries

            -     CCS Camboriu Cable System de Telecomunicacoes Ltda.

TEVECAP S.A.

AND SUBSIDIARIES

24. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

      c) Non-Guarantor Subsidiaries

            -     TVA Communications Aruba N.V.

            - TVA TCG Sistema de Televisao de Porto Alegre S.A. (merged in 2001 and non guarantor in 2000)

            -     Rede Ajato Ltda.

            -     TVA Channel Ltda. (merged in 2001 and non-guarantor in 2000)

            - Ype Radio e Televisao Ltda. (merged in 2001 and non-guarantor in 2000)

            -     TVA Overseas Ltd.

            -     TVA Inc

            -     TVA Continental S.A.

            -     TVA Pelicano S.A.

            -     TVA Network Participacoes S.A.

      Separate financial statements have been presented for TVA Sistema de Televisao S.A., TVA Sul Parana Ltda and CCS Camboriu Cable System Telecomunicacoes Ltda. as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002.

TEVECAP S.A.

AND SUBSIDIARIES

24. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                           Consolidated Balance Sheets
                             as of December 31, 2002

                                                  Wholly-         Majority-
                                                   Owned            Owned         Non-
                                     Parent      Guarantor        Guarantor     guarantor
 Assets                              Company    Subsidiaries    Subsidiaries  subsidiaries    Eliminations    Consolidated
                                    --------    ------------    ------------  ------------    ------------    ------------
Current assets
  Cash and cash equivalents         $     26      $    110          $   24      $      85       $      --       $    245
  Accounts receivable, net                --         2,948               1            161             (12)         3,098
  Inventories, net                        --         6,927              46             --              --          6,973
  Prepaid and other assets               248         1,146               1              7              --          1,402
  Other accounts receivable               70        92,780              34             77         (91,658)         1,303
                                    --------      --------          ------      ---------       ---------       --------

        Total current assets             344       103,911             106            330         (91,670)        13,021
                                    --------      --------          ------      ---------       ---------       --------

Property, plant and equipment, net        --        77,537           1,907          1,495            (940)        79,999
Investments
  Equity basis                        28,937         1,239              --            549         (30,176)           549
  Concessions, net                     1,162         1,574              --             --              --          2,736
Loans to related companies           275,324        18,736             905         54,345        (343,479)         5,831
Debt Issuance costs, net                 227            --              --             --              --            227
Dividends receivable                 263,572            --              --             --        (263,572)            --
Judicial deposits                         --         8,957             154              1              --          9,112
Other                                     --       201,978              --             --        (201,978)            --
                                    --------      --------          ------      ---------       ---------       --------

        Total assets                $569,566      $413,932          $3,072      $  56,720       $(931,815)      $111,475
                                    ========      ========          ======      =========       =========       ========

TEVECAP S.A.

AND SUBSIDIARIES

24. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                           Consolidated Balance Sheets
                             as of December 31, 2002

                                                        Wholly-      Majority-
                                                         Owned         Owned         Non-
                                          Parent        Guarantor     Guarantor    Guarantor
Liabilities and Shareholders' Equity     Company      Subsidiaries  Subsidiaries  Subsidiaries   Eliminations    Consolidated
                                         --------     ------------  ------------  ------------   ------------    ------------
Current Liabilities
  Loans                                    92,230         13,940           --            62          (91.658)        14,574
  Film suppliers                               --         15,291          377            --               --         15,668
  Other suppliers                              --          4,076           21            30               (9)         4,118
  Taxes payable other than income
       taxes                                3,529          4,638           71           113               --          8,351
  Accrued payroll and related
       liabilities                             --            757            5            57               --            819
  Other accounts payable                       86            703          115           170               --          1,074
                                         --------       --------       ------       -------       ----------       --------

        Total current liabilities          95,845         39,405          589           432          (91,667)        44,604
                                         --------       --------       ------       -------       ----------       --------

Long-term liabilities
  Loans                                   250,000            390           --            21         (201,979)        48,432
  Loans from related companies             18,800        315,621            1        21,174         (343,479)        12,117
  Taxes payable other than income taxes       574         12,324          333            --               --         13,231
  Provision for claims                      2,570          2,722           12            16               --          5,320
  Dividends payable                            --        224,045           --        39,528         (263,573)            --
  Liability to fund equity investee       213,039             --           --           215         (206,056)         7,198
                                         --------       --------       ------       -------       ----------       --------

        Total long-term liabilities       484,983        555,102          346        60,954       (1,015,087)        86,298
                                         --------       --------       ------       -------       ----------       --------

Minority interest                              --             --           --            --              826            826
Redeemable common stock                    99,365             --           --            --               --         99,365
Shareholders' deficit
  Common stock                            370,313        113,944        4,011        15,081         (132,323)       371,026
  Accumulated other comprehensive
        income (loss)                        (119)       149,755       (1,957)        7,560         (147,709)         7,530
  Accumulated deficit                    (480,821)      (444,274)          83       (27,307)         454,145       (498,174)
                                         --------       --------       ------       -------       ----------       --------

        Total shareholders' deficit      (110,627)      (180,575)       2,137        (4,666)         174,113       (119,618)
                                         --------       --------       ------       -------       ----------       --------

        Total liabilities and
             shareholders'
             deficit                      569,566        413,932        3,072        56,720         (931,815)       111,475
                                         ========       ========       ======       =======       ==========       ========

TEVECAP S.A.

AND SUBSIDIARIES

24. Financial information for subsidiary guarantors and non-guarantor Subsidiaries (Continued)

                      Consolidated Statements of Operations
                      for the year ended December 31, 2002

                                                                 Wholly-      Majority-
                                                                  Owned         Owned        Non-
                                                   Parent       Guarantor     Guarantor    Guarantor
               Description                         Company     Subsidiaries               Subsidiaries   Eliminations  Consolidated
                                                  --------     ------------   ---------   ------------   ------------  ------------
Gross revenues
   Monthly subscriptions                                --         70,957        1,799         2,169             --        74,925
   Installation                                         --          1,018           57            24             --         1,099
   Advertising                                          --          1,543           --            81             --         1,624
   Other                                                --         11,707          122           686           (395)       12,120
                                                  --------       --------       ------       -------       --------       -------
Net revenue                                             --         85,225        1,978         2,960           (395)       89,768
                                                  --------       --------       ------       -------       --------       -------

Direct operating expenses
   Taxes on revenue                                     --         11,897          281           266             --        12,444
   Payroll and benefits                                 --          4,483           48           599             --         5,130
   Programming                                          --         24,420          616            --             --        25,036
   Technical assistance                                 --          1,407           20            --             --         1,427
   TVA Magazine                                         --          1,652           23            --             --         1,675
   Pole rental                                          --          1,853           28            --             --         1,881
   Other costs                                          --          6,066          190         1,862           (395)        7,723
                                                  --------       --------       ------       -------       --------       -------
                                                        --         51,778        1,206         2,727           (395)       55,316
                                                  --------       --------       ------       -------       --------       -------
Selling, general and administrative
   expenses
   Payroll and benefits                                 --          5.274           46            28             --         5,348
   Advertising and promotion                            --          2,671           19           (14)            --         2,676
   Rent                                                 --          1,098            4            --             --         1,102
   Other general and administrative expenses           290          9,994          178           159             --        10,621
                                                  --------       --------       ------       -------       --------       -------
                                                       290         19,037          247           173             --        19,747
                                                  --------       --------       ------       -------       --------       -------

Depreciation and amortization                          400         27,103          296           529           (311)       28,017
Other operating expense, net                            --          4,273           --             8             --         4,281
                                                  --------       --------       ------       -------       --------       -------
Operating loss                                        (690)       (16,966)         229          (477)           311       (17,593)
                                                  --------       --------       ------       -------       --------       -------

Interest income                                     (1,601)       (26,758)        (178)          (31)        26,860        (1,708)
Interest expense                                    35,825          7,446           18           512        (26,860)       16,941
Transaction                                        148,635       (101,655)         140       (15,600)            --        31,520
Other nonoperating (expenses) income, net               49            521           11             9             --           590
                                                  --------       --------       ------       -------       --------       -------
Income (loss) before income taxes,
     equity and minority interest                 (183,598)       103,480          238        14,633            311       (64,936)
Income taxes                                            --             --           79            --             --            79
                                                  --------       --------       ------       -------       --------       -------
Income (loss) before equity and minority
     interest                                     (183,598)       103,480          159        14,633            311       (65,015)

Equity in (losses) of affiliates                  (112,111)           (96)          --           204        118,340         6,337
                                                  --------       --------       ------       -------       --------       -------
Income (loss) before minority
     interest                                      (71,487)       103,576          159        14,429       (118,029)      (71,352)
Minority interest                                       --             --           --            --             64            64
                                                  --------       --------       ------       -------       --------       -------

Net income (loss)                                  (71,487)       103,576          159        14,429       (118,093)      (71,416)
                                                  ========       ========       ======       =======       ========       =======

TEVECAP S.A.

AND SUBSIDIARIES

24. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                     Consolidated Statement's of Cash Flows
                      for the year ended December 31, 2002

                                                                  Wholly-      Majority-       Non-
                                                    Parent         Owned         Owned       Guarantor
                                                    Company     Subsidiaries  Subsidiaries  Subsidiaries  Eliminations  Consolidated
                                                   --------     ------------  ------------  ------------  ------------  ------------
Cash flows from operating activities:
Net loss                                            (71,487)       103,576          159        14,429       (118,093)      (71,416)

Adjustments to reconcile net loss to net cash
  (used in) provided by operating activities:
  Depreciation                                           --         26,526          296           529           (311)       27,040
  Amortization                                          400            577           --            --             --           977
  Amortization of debt issuance cost                    181             --           --            --             --           181
  Provision for doubtful accounts                        --          3,006           84           123             --         3,213
  Provision for equipment and inventory
     obsolescence                                        --          2,864           --            --             --         2,864
  Provision for claims                                3,107          1,949           12            14             --         5,082
  Minority interest                                      --             --           --            --             64            64
  Disposal and write-off of property, plant
     and equipment                                       --          2,986            5             8             --         2,999
  Equity in losses of affiliates                   (112,111)           (96)          --           204        118,340         6,337
  Foreign currency transaction loss, net            148,635       (101,655)         140       (15,600)            --        31,520
Changes in operating assets and liabilities:
  Accounts receivable                                    --         (1,612)         (46)         (200)            40        (1,818)
  Prepaid and other assets                              207            (33)          --            (6)            --           168
  Accrued interest                                   31,285        (21,735)        (143)          472             --         9,879
  Inventories                                            --            385            2            --             --           387
  Suppliers                                            (199)        10,028          239          (138)           (35)        9,895
  Taxes payable other than income taxes                (633)          (109)         (24)           81             --          (685)
  Accrued payroll and related liabilities                --           (230)          (8)          (11)            --          (249)
  Advances received from subscribers                     --           (158)          (6)            2             --          (162)
  Judicial deposits                                                   (643)         (28)           (2)            --          (673)
  Other                                                  14           (719)          79            85             23          (518)
                                                   --------       --------       ------       -------       --------       -------
Net cash (used in) provided by operating
     activities                                        (601)        24,907          761           (10)            28        25,085
                                                   --------       --------       ------       -------       --------       -------

Cash flows from investing activities:
  Purchase of property, plant and equipment              --        (10,273)         (64)         (148)            --       (10,485)
  Loans to related companies                        (73,212)           (10)      (1,041)           45         54,293       (19,925)
  Repayment of loans to related companies            85,529             --          548         9,334        (69,233)       26,178
                                                   --------       --------       ------       -------       --------       -------
Net cash used in investing activities                12,317        (10,283)        (557)        9,231        (14,940)       (4,232)
                                                   --------       --------       ------       -------       --------       -------

Cash flows from financing activities:
  Bank loans                                             --         31,010           --            --             --        31,010
  Dividends receivable and payable                 (121,060)       106,978           --        14,082             --            --
  Transfer of investments to dividends              152,175       (134,314)          --       (17,861)            --            --
  Loans from shareholders                            15,113         56,699           (3)        1,953        (54,325)       19,437
  Repayments of loans from shareholders             (19,738)       (67,507)          --        (1,727)        69,234       (19,738)
     Repayments of loans from banks                  (6,302)       (26,644)          --        (9,383)            --       (42,329)
                                                   --------       --------       ------       -------       --------       -------
Net cash provided by financing activities            20,188        (33,778)          (3)      (12,936)        14,909       (11,620)
                                                   --------       --------       ------       -------       --------       -------

Effect of exchange rate changes                     (31,887)        18,661         (197)        3,798              3        (9,622)
                                                   --------       --------       ------       -------       --------       -------

Net increase (decrease) in cash and cash
     equivalents                                         17           (493)           4            83             --          (389)
Cash and cash equivalents at beginning of
     the period                                           9            603           20             2             --           634
                                                   --------       --------       ------       -------       --------       -------
Cash and cash equivalents at end of the
     period                                              26            110           24            85             --           245
                                                   ========       ========       ======       =======       ========       =======

TEVECAP S.A.

AND SUBSIDIARIES

24. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                           Consolidated Balance Sheets
                             as of December 31, 2001

                                                  Wholly-      Majority-
                                                   Owned         Owned          Non-
                                     Parent      Guarantor     Guarantor      guarantor
 Assets                              Company    Subsidiaries  Subsidiaries  subsidiaries     Eliminations     Consolidated
                                    --------    ------------  ------------  ------------     ------------     ------------
Current assets
  Cash and cash equivalents         $      9      $    603       $   20       $       2       $        --       $    634
  Accounts receivable, net                --         6,283           50             147                (6)         6,474
  Inventories, net                        --        11,043           74              --                --         11,117

  Prepaid and other assets               489         1,705            2               2                --          2,198
  Other accounts receivable              123        67,296          116              54           (66,158)         1,431
                                    --------      --------       ------       ---------       -----------       --------

        Total current assets             621        86,930          262             205           (66,164)        21,854
                                    --------      --------       ------       ---------       -----------       --------

Property, plant and equipment, net        --       145,859        3,079           2,796            (2,140)       149,594
Investments
  Equity basis                        63,222         1,792           --             549           (65,014)           549
  Concessions, net                     2,267         3,098           --              --                --          5,365

Loans to related companies           457,221        20,681          571          65,679          (536,645)         7,507

Debt Issuance costs, net                 937            --           --              --                              937
Dividends receivable                 184,107            --           --              --          (184,107)            --
Judicial deposits                         --        12,829          199              --                           13,028
Other                                     --       201,978           --              --          (201,978)            --
                                    --------      --------       ------       ---------       -----------       --------

        Total assets                $708,375      $473,167       $4,111       $  69,229       $(1,056,048)      $198,834
                                    ========      ========       ======       =========       ===========       ========

TEVECAP S.A.

AND SUBSIDIARIES

24. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                           Consolidated Balance Sheets
                             as of December 31, 2001

                                                                Wholly-      Majority-
                                                                 Owned         Owned          Non-
                                                  Parent        Guarantor    Guarantor     Guarantor
 Liabilities and Shareholders' Equity             Company     Subsidiaries  Subsidiaries  Subsidiaries   Eliminations   Consolidated
                                                 --------     ------------  ------------  ------------   ------------   ------------
Current Liabilities
  Loans                                            66,730          9,248           --        11,421          (66,158)        21,241
  Film suppliers                                       --         11,182          276            --               --         11,458
  Other suppliers                                     251          5,714           30           218               (7)         6,206
  Taxes payable other than income taxes             5,689          5,659          155            71               --         11,574
  Accrued payroll and related liabilities              --          1,443           17           100               --          1,560
  Advance payments received from subscribers           --            199            8            (3)              --            204
  Other accounts payable                              130          1,402          141            59               --          1,732
                                                 --------       --------       ------       -------       ----------       --------

        Total current liabilities                  72,800         34,847          627        11,866          (66,165)        53,975
                                                 --------       --------       ------       -------       ----------       --------

Long-term liabilities
  Loans                                           250,000            996           --            77         (201,978)        49,095
  Loans from related companies                     19,107        487,617            6        36,929         (536,643)         7,016
  Taxes payable other than income taxes             1,355         20,306          489            --               --         22,150
  Provision for claims                                 --          1,689            3             5               --          1,697
  Dividends payable                                    --        145,361           --        38,746         (184,107)            --
  Liability to fund equity investee               291,742             --           --            11         (288,534)         3,219
                                                 --------       --------       ------       -------       ----------       --------

        Total long-term liabilities               562,204        655,969          498        75,768       (1,211,262)        83,177
                                                 --------       --------       ------       -------       ----------       --------

Minority interest                                      --             --           --            --            1,194          1,194
Redeemable common stock                           115,252             --           --            --               --        115,252
Shareholders' deficit
  Common stock                                    370,313        100,899        4,011         3,388         (107,585)       371,026
  Accumulated other comprehensive income (loss)    13,027         59,748         (949)        2,081          (57,052)        16,855
  Accumulated deficit                            (425,221)      (378,296)         (76)      (23,874)         384,822       (442,645)
                                                 --------       --------       ------       -------       ----------       --------

        Total shareholders' deficit               (41,881)      (217,649)       2,986       (18,405)         220,185        (54,764)
                                                 --------       --------       ------       -------       ----------       --------

        Total liabilities and shareholders'
             deficit                              708,375        473,167        4,111        69,229       (1,056,048)       198,834
                                                 ========       ========       ======       =======       ==========       ========

TEVECAP S.A.

AND SUBSIDIARIES

24. Financial information for subsidiary guarantors and non-guarantor Subsidiaries (Continued)

                      Consolidated Statements of Operations
                      for the year ended December 31, 2001

                                                                Wholly-      Majority-
                                                                 Owned         Owned        Non-
                                                   Parent      Guarantor     Guarantor   Guarantor
              Description                         Company     Subsidiaries              Subsidiaries  Eliminations  Consolidated
                                                  -------     ------------   ---------  ------------  ------------  ------------
Gross revenues
   Monthly subscriptions                               --         86,164        2,025        2,029            --         90,218
   Installation                                        --            200           20           50            --            270
   Advertising                                         --          1,005           --           --            --          1,005
   Other                                               --         17,033          130          302        (1,052)        16,413
                                                  -------       --------       ------       ------       -------       --------
Net revenue                                            --        104,402        2,175        2,381        (1,052)       107,906
                                                  -------       --------       ------       ------       -------       --------

Direct operating expenses
   Taxes on revenue                                    --         14,926          553          157            --         15,636
   Payroll and benefits                              (132)         6,669           58        1,909            --          8,504
   Programming                                         24         24,577          655          493            --         25,749
   Transponder lease cost                              --             22           --           --            --             22
   Technical assistance                                --          1,839           24            5            --          1,868
   TVA Magazine                                        --          2,369           20           --            --          2,389
   Pole rental                                         --          2,779           35           --            --          2,814
   Other costs                                         22          6,983          118        3,879        (1,052)         9,950
                                                  -------       --------       ------       ------       -------       --------
                                                      (86)        60,164        1,463        6,443        (1,052)        66,932
                                                  -------       --------       ------       ------       -------       --------
Selling, general and administrative
   expenses
   Payroll and benefits                                22          9,586           80          107            --          9,795
   Advertising and promotion                            9          5,378           32          359            --          5,778
   Rent                                                --          1,739            4           34            --          1,777
   Other general and administrative expenses        1,239         12,541          233           57            --         14,070
                                                  -------       --------       ------       ------       -------       --------
                                                    1,270         29,244          349          557            --         31,420
                                                  -------       --------       ------       ------       -------       --------

Depreciation and amortization                         646         33,159          356          580          (377)        34,364
Other operating expense, net                          (25)         1,792            5          (10)           --          1,762
                                                  -------       --------       ------       ------       -------       --------
Operating loss                                     (1,805)       (19,957)           2       (5,189)          377        (26,572)
                                                  -------       --------       ------       ------       -------       --------

Interest income                                    (3,046)       (26,607)         (65)         (19)       25,537         (4,200)
Interest expense                                   55,247          3,530          213        4,396       (25,537)        37,849
Transaction                                        44,407        (24,226)          --       (9,114)           --         11,067
Other nonoperating (expenses) income, net            (352)         1,934          (78)         934            --          2,438
                                                  -------       --------       ------       ------       -------       --------
Income (loss) before income taxes, equity
         and minority interest                    (98,061)        25,412          (68)      (1,386)          377        (73,726)
Income taxes                                           --             --           --           --            --
                                                  -------       --------       ------       ------       -------       --------
Income (loss) before equity and minority
         interest                                 (98,061)        25,412          (68)      (1,386)          377        (73,726)

Equity in (losses) of affiliates                  (22,247)            40           --          316        24,266          2,375
                                                  -------       --------       ------       ------       -------       --------
Income (loss) before minority
        interest                                  (75,814)        25,372          (68)      (1,702)      (23,889)       (76,101)
Minority interest                                      --             --           --           --          (284)          (284)
                                                  -------       --------       ------       ------       -------       --------

Net income (loss)                                 (75,814)        25,372          (68)      (1,702)      (23,605)       (75,817)
                                                  =======       ========       ======       ======       =======       ========

TEVECAP S.A.

AND SUBSIDIARIES

24. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                     Consolidated Statement's of Cash Flows
                      for the year ended December 31, 2001

                                                                  Wholly-      Majority-       Non-
                                                       Parent      Owned         Owned       Guarantor
                                                       Company  Subsidiaries  Subsidiaries  Subsidiaries  Eliminations  Consolidated
                                                      --------  ------------  ------------  ------------  ------------  ------------
Cash flows from operating activities:
Net loss                                               (75,814)      25,372           (68)        (1,702)     (23,605)    (75,817)

Adjustments to reconcile net loss to net cash
   (used in) provided by operating activities:
   Depreciation                                             --       32,494           356            580         (377)     33,053
   Amortization                                            646          665            --             --           --       1,311
   Amortization of debt issuance cost                      192           --            --             --           --         192
   Provision for doubtful accounts                          --        7,460        (7,281)          (136)          --          43
   Provision for equipment and inventory obsolescence       --          344        (3,365)            --           --      (3,021)
   Provision for claims                                     --        1,689        (2,019)          (519)          --        (849)
   Minority interest                                        --           --            --             --         (284)       (284)
   Disposal and write-off of property, plant and            10          877             2            185           --       1,074
     equipment
   Loss on purchase of assets                            2,650           --            --             --           --       2,650
   Write-off of investments                             (6,620)        (544)        5,516          1,648           --          --
   Equity in losses of affiliates                      (22,247)          40            --            316       24,266       2,375
   Foreign currency transaction loss, net               44,407      (24,226)           --         (9,114)                  11,067
Changes in operating assets and liabilities:
   Accounts receivable                                      --      (13,743)       16,150            979       (2,166)      1,220
   Prepaid and other assets                                291       (1,705)        2,936            343                    1,865
   Accrued interest                                     45,347      (23,787)          (36)         7,813                   29,337
   Inventories                                              --      (11,387)       15,792             --           --       4,405
   Suppliers                                              (275)      16,896       (13,890)        (1,358)       2,165       3,538
   Taxes payable other than income taxes                (3,282)      25,965       (23,459)          (425)          --      (1,201)
   Accrued payroll and related liabilities                  --        1,443        (1,923)          (430)          --        (910)
   Advances received from subscribers                       --          199          (239)            (9)          --         (49)
   Judicial deposits                                                 (5,200)                                               (5,200)
   Accounts receivable of sale of  Eurochannel to
         Multithematiques                                   --        4,036                                                 4,036
   Accounts receivable of Galaxy Brasil Ltda and
         Tva Banda C Ltda                                1,283          876                                                 2,159
   Other                                                   243      (12,330)       11,976            728            1         618
                                                      --------      -------       -------       --------     --------     -------
Net cash (used in) provided by operating
   activities                                          (13,169)      25,434           448         (1,101)          --      11,612
                                                      --------      -------       -------       --------     --------     -------

Cash flows from investing activities:
   Purchase of property, plant and equipment                --      (31,857)         (151)         1,369           --     (30,639)
   Collection of promissory note                            --           --            --         28,236           --      28,236
   Loans to related companies                          (79,489)     (19,853)       (1,032)       (11,145)     100,823     (10,696)
   Repayment of loans to related companies              75,794        4,516           467         11,531      (74,451)     17,857
   Purchases of investments                                 --           --                         (852)          --        (852)
                                                      --------      -------       -------       --------     --------     -------
Net cash used in investing activities                   (3,695)     (47,194)         (716)        29,139       26,372       3,906
                                                      --------      -------       -------       --------     --------     -------

Cash flows from financing activities:
   Bank loans                                               --       10,078            --         11,213           --      21,291
   Dividends receivable and payable                   (137,782)      99,036            --         38,746           --          --
   Transfer of investments to dividends                188,991     (141,806)           --        (47,185)          --          --
   Loans from shareholders                              13,306       71,153            --         29,669     (100,822)     13,306
   Repayments of loans from shareholders               (23,494)     (39,752)           --        (34,698)      74,450     (23,494)
    Repayments of loans from banks                      (6,391)      (9,155)           --        (29,296)          --     (44,842)
                                                      --------      -------       -------       --------     --------     -------
Net cash provided by financing activities               34,630      (10,446)                     (31,551)     (26,372)    (33,739)
                                                      --------      -------       -------       --------     --------     -------

Effect of exchange rate changes                        (17,783)      32,787            32          2,210           --      17,246
                                                      --------      -------       -------       --------     --------     -------

Net increase (decrease) in cash and cash equivalents       (17)         581          (236)        (1,303)          --        (975)
Cash and cash equivalents at beginning of the period        26           22           256          1,305           --       1,609
                                                      --------      -------       -------       --------     --------     -------
Cash and cash equivalents at end of the period               9          603            20              2           --         634
                                                      ========      =======       =======       ========     ========     =======

TEVECAP S.A.

AND SUBSIDIARIES

24. Financial information for subsidiary guarantors and non-guarantor Subsidiaries (Continued)

                      Consolidated Statements of Operations
                      for the year ended December 31, 2000

                                                                 Wholly-
                                                                  Owned        Majority-       Non-
                                                    Parent      Guarantor       Owned        Guarantor
                Description                        Company     Subsidiaries   Guarantor     Subsidiaries  Eliminations  Consolidated
                                                   -------     ------------   ---------     ------------  ------------  ------------
Gross revenues
   Monthly subscriptions                                --            --        100,207           994             --       101,201
   Installation                                         --            --            901            67             --           968
   Advertising                                          --            --          2,503            --             --         2,503
   Indirect programming                                 --            --            357            --             --           357
   Other                                                --            --         21,304            --         (1,255)       20,049
                                                   -------       -------       --------       -------       --------       -------
Net revenue                                             --            --        125,272         1,061         (1,255)      125,078
                                                   -------       -------       --------       -------       --------       -------

Direct operating expenses
   Taxes on revenue                                     --            --         13,130            15             --        13,145
   Payroll and benefits                                 --            --          6,522         2,707             --         9,229
   Programming                                          --            --         25,994           110             --        26,104
   Transponder lease cost                               --            --          2,283           125             --         2,408
   Technical assistance                                 --            --          2,415            --             --         2,415
   TVA Magazine                                         --            --          2,679          (104)            --         2,575
   Pole rental                                          --            --          3,535            --             --         3,535
   Other costs                                          --            --          6,369         2,767             --         9,136
                                                   -------       -------       --------       -------       --------       -------
                                                        --            --         62,927         5,620             --        68,547
                                                   -------       -------       --------       -------       --------       -------
Selling, general and administrative expenses
   Payroll and benefits                                 --            --         13,817         1,125             --        14,942
   Advertising and promotion                            --            --          5,193         2,137             --         7,330
   Rent                                                 --            --          1,935            87             --         2,022
   Other general and administrative expenses         1,181            --         11,694         1,636         (1,255)       13,256
                                                   -------       -------       --------       -------       --------       -------
                                                     1,181            --         32,639         4,985         (1,255)       37,550
                                                   -------       -------       --------       -------       --------       -------

Depreciation                                            --            --         40,783         1,290           (451)       41,622
Amortization                                            --           822            846            --             --         1,668
Other                                                   --            --           (851)       (1,760)            --        (2,611)
                                                   -------       -------       --------       -------       --------       -------
Operating loss                                      (1,181)         (822)       (11,072)       (9,074)           451       (21,698)
                                                   -------       -------       --------       -------       --------       -------

Interest income                                     (2,124)      (25,632)        (1,321)       (1,865)        25,568        (5,374)
Interest expense                                    63,643           195          3,725         3,074        (25,568)       45,069
Transaction                                         21,690       (20,208)         1,414         1,920             --         4,816
Other nonoperating (expenses) income, net            1,685            78            245       (39,392)            --       (37,384)
                                                   -------       -------       --------       -------       --------       -------
Income (loss) before income taxes, equity,
         discontinued operations and minority
                  interest                         (86,075)       44,745        (15,135)       27,189            451       (28,825)
Income taxes                                         2,244            --            273            --             --         2,517
                                                   -------       -------       --------       -------       --------       -------
Income ( loss) before equity, discontinued
         operations and minority interest          (88,319)       44,745        (15,408)       27,189            451       (31,342)

Equity in (losses) of affiliates                   (55,412)      (22,288)            --            --         79,704         2,004
                                                   -------       -------       --------       -------       --------       -------
Income (loss) before discontinued operations
         and minority interest                     (32,907)       67,033        (15,408)       27,189        (79,253)      (33,346)
Minority interest                                       --            --           (491)           --             --          (491)
                                                   -------       -------       --------       -------       --------       -------

Net income (loss)                                  (32,907)       67,033        (14,917)       27,189        (79,253)      (32,855)
                                                   =======       =======       ========       =======       ========       =======

TEVECAP S.A.

AND SUBSIDIARIES

24. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                     Consolidated Statement's of Cash Flows
                      for the year ended December 31, 2000

                                                                  Wholly-
                                                                   Owned       Majority-        Non-
                                                      Parent     Guarantor       Owned        Guarantor                    Parent
                                                     Company    Subsidiaries   Guarantor    Subsidiaries  Eliminations  Consolidated
                                                     -------    ------------   ---------    ------------  ------------  ------------
Cash flows from operating activities:
Net loss                                             (32,907)       67,033       (14,917)       27,189        (79,253)      (32,855)
Adjustments to reconcile net loss to net cash
   (used in) provided by operating activities:
   Depreciation                                           --            --        40,783         1,290           (451)       41,622
   Amortization                                           --           822           846            --             --         1,668
   Amortization of debt issuance cost                    219            --            --            --             --           219
   Provision for doubtful accounts                        --            --        (3,771)           (4)            --        (3,775)
   Provision for equipment and inventory
         obsolescence                                     --            --          (365)           --             --          (365)
   Provision for claims                                   --            --           209           (80)            --           129
   Minority interest                                      --            --          (745)           --            254          (491)
   Disposal and write-off of property, plant and
         equipment                                        --            --         2,046         1,493         (1,493)        2,046
   Gain on sales of assets                                --            --            --       (40,454)            --       (40,454)
   Write-off of investments                               --        (5,124)           --         5,132             --             8
   Equity in losses of affiliates                    (55,412)      (22,288)           --            --         79,704         2,004
    Foreign currency transactions loss, net           21,690       (20,208)        1,414         1,920             --         4,816
Changes in operating assets and liabilities:                                                        --             --
   Film exhibition rights                                 --            --            --         1,278             --         1,278
   Accounts receivable                                    --            --         2,472          (494)         1,622         3,600
   Prepaid and other assets                              354            --          (473)         (332)            --          (451)
   Promissory notes                                   25,500            --            --       (25,500)            --            --
   Accrued interest                                   56,734       (25,500)        1,885          (502)            (2)       32,615
   Inventories                                            --            --        (1,823)           --             --        (1,823)
   Suppliers                                            (281)           (1)         (671)         (531)        (1,764)       (3,248)
   Taxes payable other than income taxes               2,445            --         3,548           185             --         6,178
   Accrued payroll and related liabilities                --            --            72             9             --            81
   Advances received from subscribers                     --            --          (686)            1             --          (685)
   Judicial deposits                                      --            --        (6,064)           --             --        (6,064)
   Accounts receivable of sale of  Eurochannel to
         Multithematiques                                 --            --        (4,036)           --             --        (4,036)
   Accounts receivable of Galaxy Brasil Ltda and
         Tva Banda C Ltda                                769            --          (493)           --             --           276
   Other                                                 146            76         3,787        (3,490)           142           661
                                                     -------       -------       -------       -------       --------       -------
Net cash (used in) provided by operating activities   19,257        (5,190)       23,018       (32,890)        (1,241)        2,954
                                                     -------       -------       -------       -------       --------       -------

Cash flows from investing activities:
   Purchase of property, plant and equipment              --          (313)      (25,410)       (2,484)         1,491       (26,716)
   Cash received on sale of assets                        --            --            --        43,000             --        43,000
   Loans to related companies                        (99,335)      (40,958)           --       (58,928)       180,016       (19,205)
   Repayments of loans to related companies           59,355        29,507            --            --        (79,911)        8,951
   Investments in equity and cost investments             --            (9)           --            --              9            --
                                                     -------       -------       -------       -------       --------       -------
Net cash used in investing activities                (39,980)      (11,773)      (25,410)      (18,412)       101,605         6,030
                                                     -------       -------       -------       -------       --------       -------

Cash flows from financing activities:
   Bank loans                                             --            --         1,252        25,500             --        26,752
   Capital contributions                                  --        (2,546)           --         2,546             --            --
   Dividends receivable and payable                   23,597       (23,597)           --            --             --            --
   Loans from shareholders                            37,364        92,981        37,106        38,217       (180,449)       25,219
   Repayments of loans from shareholders             (37,342)      (50,574)      (21,844)       (7,833)        80,251       (37,342)
    Repayments of loans from banks                    (6,060)           --       (11,315)           --             --       (17,375)
                                                     -------       -------       -------       -------       --------       -------
Net cash provided by financing activities             17,559        16,264         5,199        58,430       (100,198)       (2,746)
                                                     -------       -------       -------       -------       --------       -------

Effect of exchange rate changes                        3,179           711        (4,332)       (5,967)          (166)       (6,575)
                                                     -------       -------       -------       -------       --------       -------

Net increase (decrease) in cash and cash
   equivalents                                            15            12        (1,525)        1,161             --          (337)
Cash and cash equivalents at beginning of
   the period                                             11            10         1,781           144             --         1,946
                                                     -------       -------       -------       -------       --------       -------
Cash and cash equivalents at end of the period            26            22           256         1,305             --         1,609
                                                     =======       =======       =======       =======       ========       =======

                                 * * * * * * * *

CCS - CAMBORIU CABLE SYSTEM
      TELECOMUNICACOES LTDA.

Financial Statements for the Years Ended
December 31, 2002, 2001 and 2000 and
Independent Auditors' Report

Deloitte Touche Tohmatsu Independentes

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

INDEX TO FINANCIAL STATEMENTS

Contents

                                                                            Page

Independent Auditors' Report                                                F-52

Balance Sheets as of December 31, 2002 and 2001                             F-53

Statements of Operations for each of the three years in the period
      ended December 31, 2002                                               F-55

Statements of Changes in Shareholders' Equity for each of the three
      years in the period ended December 31, 2002                           F-56

Statements of Cash Flows for each of the three years in the period
      ended December 31, 2002                                               F-57

Notes to Financial Statements                                               F-58

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.
Sao Paulo - SP - Brasil

We have audited the accompanying balance sheets of CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA. (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements for the year ended December 31, 2002 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.2 to the financial statements, the Company's working capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note
1.2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Deloitte Touche Tohmatsu Auditores Independentes.
Sao Paulo, Brazil

July 10, 2003

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Balance Sheets

December 31, 2002 and 2001
(in thousands of U.S. dollars)

                                                                December 31,
                                                            --------------------
                                                             2002          2001
                                                            ------        ------

                                     ASSETS

Current assets
   Cash and cash equivalents                                $   24        $   20
   Accounts receivable, net (Footnote 3)                         1            50
   Inventories                                                  46            74
   Prepaid and other assets                                      1             2
   Recoverable taxes                                            17            84
   Other accounts receivable                                    17            32
                                                            ------        ------

            Total current assets                               106           262
                                                            ------        ------

Property, plant and equipment, net (Footnote 7)              1,907         3,079
Loans to related companies (Footnote 4)                        906           570
Judicial deposits                                              154           199
                                                            ------        ------

            Total assets                                    $3,073        $4,110
                                                            ======        ======

     The accompanying notes are an integral part of the financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

December 31, 2002 and 2001
(in thousands of U.S. dollars)

                                                                                December 31,
                                                                            ---------------------
                                                                             2002          2001
                                                                            -------       -------
                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Film suppliers                                                           $   377       $   275
   Other suppliers                                                               21            30
   Taxes payable other than income taxes                                         71           155
   Accrued payroll and related liabilities                                        5            18
   Rent payable                                                                  87           101
   Other accounts payable                                                        28            49
                                                                            -------       -------

            Total current liabilities                                           589           628
                                                                            -------       -------

Long-term liabilities
   Loans payable to related companies (Footnote 4)                                1             5
   Taxes payable other than income taxes                                        333           488
   Provision for claims (Footnotes 10 and 12)                                    12             3
                                                                            -------       -------

            Total long-term liabilities                                         346           496
                                                                            -------       -------

Commitments and contingencies (Footnotes 9 and 10)

Shareholders' equity
   Common stock, no par value, 4,850,000 shares authorized, issued and
         outstanding (Footnote 7)                                             4,012         4,012
   Accumulated other comprehensive loss                                      (1,956)         (949)
   Accumulated income (deficit)                                                  82           (77)
                                                                            -------       -------

            Total shareholders' equity                                        2,138         2,986
                                                                            -------       -------

            Total liabilities and shareholders' equity                      $ 3,073       $ 4,110
                                                                            =======       =======

     The accompanying notes are an integral part of the financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Statements of Operations

for the years ended December 31, 2002 , 2001 and 2000
(in thousands of U.S. dollars)

                                                                      Year ended December 31,
                                                                -----------------------------------
                                                                  2002          2001          2000
                                                                -------       -------       -------
Gross revenues
   Monthly subscriptions                                        $ 1,799       $ 2,025       $ 2,137
   Installation                                                      57            20            11
   Additional services                                              122           130            96
                                                                -------       -------       -------

                                                                  1,978         2,175         2,244
                                                                -------       -------       -------

Direct operating expenses (excluding depreciation stated
      separately below)
   Taxes on revenues                                                281           553           249
   Payroll and benefits                                              48            58            93
   Programming                                                      616           655           491
   Other costs                                                      261           198           223
                                                                -------       -------       -------

                                                                  1,206         1,464         1,056
                                                                -------       -------       -------

Selling, general and administrative expenses
   Payroll and benefits                                              46            80           176
   Advertising and promotion                                         19            32            19
   Other selling, general and administrative expenses               182           237           129
                                                                -------       -------       -------

                                                                    247           349           324
                                                                -------       -------       -------

Depreciation                                                        296           356           403
Other operating expense (income)                                     --           (74)          119
                                                                -------       -------       -------

            Operating income                                        229            80           342
                                                                -------       -------       -------

Interest income                                                    (178)          (65)          (37)
Interest expense                                                     18           207            94
Foreign currency transaction loss, net                              140             6            --
Other nonoperating expense (income), net                             11            --            --
                                                                -------       -------       -------
            Income (loss) before income taxes                       238           (68)          285

Income tax expense - current ( Footnote 5)                           79            --           206
                                                                -------       -------       -------

            Net income (loss)                                   $   159       $   (68)      $    79
                                                                =======       =======       =======
            Other comprehensive loss -
               Foreign currency translation adjustment            1,007           614           335
                                                                -------       -------       -------
            Comprehensive income (loss)                         $  (848)      $  (682)      $  (256)
                                                                =======       =======       =======

     The accompanying notes are an integral part of the financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Statements of Changes in Shareholders' Equity

for the years ended December 31, 2002, 2001 and 2000
(in thousands of U.S. dollars)

                                                                         Accumulated
                                                                           Other
                                                  Common   Accumulated  Comprehensive
                                                   Stock     Deficit        Loss         Total
                                                  ------   -----------  -------------   -------
Balance as of January 31, 2000                     4,012        (88)           --         3,924

Foreign currency translation adjustment, net          --         --          (335)         (335)
      of tax

Net income for the year                               --         79            --            79
                                                  ------      -----       -------       -------

Balance as of December 31, 2000                    4,012         (9)         (335)        3,668

Foreign currency translation adjustment, net          --         --          (614)         (614)
      of tax

Net loss for the year                                 --        (68)           --           (68)
                                                  ------      -----       -------       -------

Balance as of December 31, 2001                    4,012        (77)         (949)        2,986

Foreign currency translation adjustment, net
      of tax                                          --         --        (1,007)       (1,007)
Net income for the year                               --        159            --           159
                                                  ------      -----       -------       -------

Balance as of December 31, 2002                   $4,012      $  82       $(1,956)      $ 2,138
                                                  ======      =====       =======       =======

     The accompanying notes are an integral part of the financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Statements of Cash Flows

for the years ended December 31, 2002 ,2001 and 2000
(in thousands of U.S. dollars)

                                                                          Year Ended December 31,
                                                                     ---------------------------------
                                                                       2002          2001        2000
                                                                     -------       -------       -----
Cash flows from operating activities:
   Net income (loss)                                                 $   159       $   (68)      $  79
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
      Depreciation                                                       296           356         403
      Provision (reversal of provision) for doubtful accounts             84            60          (3)
      Provision (reversal of provision) for claims                        12           (10)         13
      Disposal and write-off of property, plant and equipment              5            --          --
      Foreign currency transaction loss, net                             140             6          --
Changes in operating assets and liabilities
      Accounts receivable                                                (46)          (38)        109
      Prepaid and other assets                                            --            12         (14)
      Accrued interest                                                  (143)           --          --
      Inventories                                                          3            25          23
      Suppliers                                                          239           123         (12)
      Taxes payable other  than income taxes                             (23)          174         103
      Income taxes payable                                                --            --          53
      Accrued payroll and related liabilities                             (8)           (4)        (25)
      Other                                                               45           230        (397)
                                                                     -------       -------       -----

            Net cash provided by operating activities                    763           866         332
                                                                     -------       -------       -----

Cash flows from investing activities:
     Purchases of property, plant and equipment                          (64)         (151)       (203)
     Loans to related companies                                       (1,041)       (1,032)       (677)
     Repayments of loans to related companies                            548           467          --
                                                                     -------       -------       -----

            Net cash used in investing activities                       (557)         (716)       (880)
                                                                     -------       -------       -----

Cash flows from financing activities:
    Proceeds from loans from related companies                            (3)          246         412
    Repayments of loans from related companies                            --          (387)         --
                                                                     -------       -------       -----

            Net cash provided by (used in) financing activities           (3)         (141)        412
                                                                     -------       -------       -----

Effect of exchange rate changes on cash and cash equivalents            (199)            9           9
                                                                     -------       -------       -----

Net increase (decrease) in cash and cash equivalents                       4            18        (127)
Cash and cash equivalents at beginning of year                            20             2         129
                                                                     -------       -------       -----

            Cash and cash equivalents at end of the year             $    24       $    20       $   2
                                                                     =======       =======       =====

            Cash paid for interest                                   $    --       $    --       $  --
            Cash paid for income taxes                                    --            --         206

     The accompanying notes are an integral part of the financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

1.    The Company and its principal operations

1.1   General

      CCS - Camboriu Cable System Telecomunicacoes Ltda. (the "Company") renders services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in the city of Camboriu. The Company's operations are substantially dependent on the Tevecap Group regarding programming, marketing, financial and administrative systems.

1.2   Significant Risks and Uncertainties

      The Company's financial statements for the year ended December 31, 2002 were prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company during the year ended December 31, 2002 had negative working capital of $483. The continuation of the Company as a going concern is dependent upon its ability to generate sufficient cash from operating and financing activities. In this regard, managements' plans include: (i) improvement in the generation of cash from operations, including a cost reduction program which was implemented in 2002; and (ii) securitization of accounts receivable as a source of financing. The financial statements do not include any adjustments related to the recoverability and classification of recorded amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.    Summary of significant accounting policies

      Significant policies followed in the preparation of the financial statements are described below:

2.1.  Basis of presentation

      The financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

      The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

2.2.  Accounting records

      As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency ("real"). In order to present the financial statements in conformity with U.S. GAAP, the Company maintains additional accounting records that are used solely for this purpose.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

2.3.  Currency remeasurement

      On January 1, 2000, Tevecap S.A. ("Tevecap"), parent company of the Company's major shareholder TVA Sul Parana Ltda., changed its functional currency from the United States dollar to the Brazilian real. As the Company uses the functional currency of Tevecap, the Company also changed its functional currency from the United States dollar to the Brazilian real on January 1, 2000. This change was performed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation".

2.4.  Cash and cash equivalents

      Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.5.  Financial instruments

      In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

      For the purposes of SFAS 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

      o The fair value of current financial assets and liabilities, including cash and cash equivalents, accounts receivable, other accounts receivable, accounts receivable from related parties, film suppliers, and other accounts payable approximates their respective carrying value due to their short-term nature.

      o The fair value of loans to and from related companies approximates their respective carrying value as interest on these loans is at market rates.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

2.6.  Accounts receivable

      A provision for doubtful accounts was established on the basis of an analysis of the accounts receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits.

2.7.  Inventories

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

2.8.  Property, plant and equipment

      Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in
      Note 6.

2.9.  Recoverability of long-lived assets to be held and used

      The Company evaluates its long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. In estimating future undiscounted net cash flows, assets are grouped at the level of each cable television system. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment write-downs made during the years ended December 31, 2002, 2001 and 2000.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

2.10. Revenue recognition

      Subscription revenues are recognized monthly at the amount billed to subscribers for service subscribed to and earned during the month.

      Installation fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are higher than the revenue.

      Other revenues are recognized as services are rendered.

2.11. Advertising and promotion costs

      Costs of advertising and promotion are expensed as incurred

2.12. Deferred income taxes

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

2.13  Reclassifications

      Certain prior years amounts have been reclassified for comparative purposes.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

3.    Accounts receivable, net

      As of December 31, 2002 and 2001, accounts receivable were comprised of:

                                                                                   December 31,
                                                                            --------------------------
                                                                              2002             2001
                                                                            ---------        ---------
         Subscriptions and installation                                     $      59        $     152
         Advertising                                                                4                5
         Provision for doubtful accounts                                          (62)            (107)
                                                                            ---------        ---------

                                                                            $       1        $      50
                                                                            =========        =========

      No single customer accounted for more than 10% of total accounts receivable as of December 31, 2002 and 2001.

4.    Related party transactions

      The following tables summarize the transactions between the Company and related parties as of December 31, 2002 and 2001:

                                                                                 December 31,
                                                                          ----------------------------
                                                                              2002           2001
                                                                          -------------   ------------
        TVA Sistema de Televisao S.A. (under common control with
              parent company)
           Loans receivable                                                 $        1     $        5
            Loans payable                                                           --              5

        TVA Sul Parana Ltda. (parent company)
           Loans receivable                                                        905            565
            Loans payable                                                            1             --

        The Company and its related parties maintain a cash management system centralized at TVA Sul Parana Ltda. The centralized cash management system results in accounts receivable from and payable to related parties depending on the cash needs of the companies.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

4.    Related party transactions (Continued)

      Loans granted to or obtained from related companies, under loan agreements, are denominated in reais and subject to variable interest of 2.59% per month as of December 31, 2002 (2.12% per month as of December 31, 2001). There is not a defined maturity date for the loans.

5.    Income taxes

      Deferred income taxes reflect the future tax consequences of net operating loss carryforwards and differences between the tax basis and the financial reporting basis of assets and liabilities. A valuation allowance has been established against the net deferred tax asset (primarily consisting of net operating loss carryforwards and provisions) as management believes it is more likely than not that the deferred tax assets will not be realized. Accordingly, no benefit has been recognized for the Company's net operating losses and other deferred tax assets. As of December 31, 2002, the Company had no net operating loss carryforwards.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

5.    Income taxes (continued)

      The income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                   2002        2001         2000
                                                                  -----        ----        -----
Income (loss) before income taxes                                 $ 238        $(68)       $ 285
Statutory income tax rate                                            34%         34%          34%
                                                                  -----        ----        -----
Computed income tax expense (benefit)                                81         (23)          97
Change in the income tax rate                                        --          --            1
Translation loss of tax losses                                        8           1            3
Deductible devaluation loss for Brazilian statutory purposes        (10)         22          150
Change in valuation allowance                                        --          --          (45)
                                                                  -----        ----        -----

Income tax expense per statements of operations                   $  79        $ --        $ 206
                                                                  =====        ====        =====

6.    Property, plant and equipment, net

      As of December 31, 2002 and 2001, property, plant and equipment were comprised of:

                                                     Annual
                                                  Depreciation              December 31,
                                                      Rate          ----------------------------
                                                        %               2002             2001
                                                                    -----------       ----------
         Reception equipment                            20          $       452       $      598
         Cable plant                                    10                  576              765
         Machinery and equipment                        10                  176              310
         Converters                                     10                   82               38
         Leasehold  improvements                        25                    4                3
         Building                                       25                1,667            2,658
         Furniture and fixtures                         10                   36               67
         Vehicles                                       20                   32               12
         Software                                       20                    8                6
         Tools                                          10                    2                3
         Other                                                                5                3
         Accumulated depreciation                                        (1,133)          (1,384)
                                                                    -----------       ----------

                                                                    $     1,907       $    3,079
                                                                    ===========       ==========

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

7.    Shareholder's equity

      Common stock as of December 31, 2002 and 2001 was comprised of:

                                                                   2002                             2001
                                                       -----------------------------   ------------------------------
                                                            $             Shares            $              Shares
                                                       -----------    --------------   -----------     --------------
         Construtora ENE ESSE Ltda.                    $     1,605         1,940,000   $     1,605           1,940,000
         TVA Sul Parana Ltda.                                2,407         2,910,000         2,407           2,910,000
                                                       -----------    --------------   -----------     ---------------

                                                       $     4,012         4,850,000   $     4,012           4,850,000
                                                       ===========    ==============   ===========     ===============

8.    Loan guarantees

      In November 1996, Tevecap issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company. On July 28, 1999 the related company TVA Communications Ltd. 80.79% of these Notes.

9.    Litigation contingencies

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

      The Company has provided for losses on all cases where the assessment of management and legal counsel indicates that a loss is probable. Management believes that such legal matters will not have a material adverse effect on the Company's results of operations, financial condition or cash flows.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

10.   Abril Health Care Plan

      In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. Group employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan, which is responsible for the management of the plan. In 2002, contributions made by the Company to the Health Care Plan amounted to $6 ( $14 in 2001 and $17 in 2000).

11.   Supplementary information - valuation and qualifying accounts and reserves

                                                                         Deferred         Provision
                                                                         Taxation             for            Provision
                                                                        Valuation          Doubtful             for
                                                                        Allowance          Accounts            Claims
                                                                      --------------     -------------      ------------
         Balance as of January 31, 2000                                           45                50                --
         Additions                                                                --                --                13
         Deductions                                                              (45)               (3)               --
                                                                      --------------     -------------      ------------
         Balance as of December 31, 2000                                          --      $         47      $         13
         Additions                                                                --                60                --
         Deductions                                                               --                --               (10)
                                                                      --------------     -------------      ------------
         Balance as of December 31, 2001                                          --               107                 3
         Additions                                                                --                --                 9
         Deductions                                                               --               (45)               --
                                                                      --------------     -------------      ------------
         Balance as of December 31, 2001                              $           --                62                12
                                                                      ==============     =============      ============

12.   Recent accounting pronouncements

      SFAS No. 141 - "Business Combinations"

      In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS No. 141), "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board, or APB Opinion No. 16 (APB No. 16), "Business Combinations" and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations within the scope of SFAS No. 141 are to be accounted for using the purchase method. In addition, SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill if they

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

12.   Recent accounting pronouncements (Continued)

      meet two criteria: the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS No. 141 also provides a list of intangible assets that meet either one of these criteria. In addition to the disclosure requirements prescribed in APB No. 16, SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by a major caption on the balance sheet. SFAS No. 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 on January 1, 2002, did not have any impact on the Company's financial position, cash flows or results of operations.

      SFAS No. 142 - "Goodwill and Other Intangible Assets"

      In June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. SFAS No. 142 also amends SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses the manner in which intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses the way that goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provision of SFAS No. 142 is required to be applied in fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to the SFAS No. 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

12.   Recent accounting pronouncements (Continued)

      will be immediately subject to the non-amortization and amortization provisions of this statement. The adoption of SFAS No. 142 on January 1, 2002 did not have any impact on the Company's financial position, cash flows or results of operations.

      SFAS No. 143 - "Accounting for Asset Retirement Obligations"

      In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations," (SFAS No. 143). SFAS No. 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Under SFAS No. 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. Based on an initial assessment of the provisions and requirements of SFAS No. 143, our management believes that the implementation of this statement will not result in any impact on the Company's financial position, cash flows or results of operations.

      SFAS No. 144 - "Accounting for the Impairment or Disposal of Long-Lived Assets"

      In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS No. 144) which supersedes Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" but retains SFAS No. 121's fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 (APB No.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

12.   Recent accounting pronouncements (Continued)

      30)," Reporting the Results of Operations" for segments of a business to be disposed of but retains APB No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as "held for sale." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years. The adoption of SFAS No. 144 on January 1, 2002, did not have any impact on the Company's financial position, cash flows or results of operations.

      SFAS No. 145 - "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002 of SFAS 145"

      In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of "April 2002" ("SFAS No. 145"). SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in ABP No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company is currently evaluating the impact that the adoption of SFAS No. 145 will have on its results of operations, cash flows and financial position, but does not believe that the impact will be material.

      SFAS No. 146 - "Accounting for Costs Associated with Exit or Disposal Activities"

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

12.   Recent accounting pronouncements (Continued)

      In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" (EITF 94-3). SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also states that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. In addition, SFAS No. 146 establishes that fair value is the objective for initial measurement of the liability. The requirements of SFAS No. 146 apply prospectively to activities initiated after December 31, 2002, and, as such, the Company cannot reasonably estimate the impact that the adoption of these new rules will have until, and unless, they affect relevant activities in future periods.

      FIN No. 45 - "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

      In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. Based on an initial assessment of the provisions and requirements of FIN No. 45, the Company believes that the

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

12.   Recent accounting pronouncements (Continued)

      implementation of this statement will not result in any impact on its financial position, cash flows or results of operations.

                                  * * * * * * *